As filed with the Securities and Exchange Commission on April 14, 2008
Registration No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ECHO TECHNOLOGY (DELAWARE), INC.
(Exact name of Registrant as specified in its charter)

Delaware	3674	94-2928582
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	48401 Fremont Boulevard Fremont, CA 94538 (510) 492-1088
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert L. Blair
Chief Executive Officer
ESS Technology, Inc.
48401 Fremont Boulevard
Fremont, CA 94538
(510) 492-1088
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter Cohn
Lowell D. Ness
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
(650) 614-7400
Approximate date of commencement of proposed sale of securities to the public:  As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
CALCULATION OF REGISTRATION FEE

				Amount of
Title of Each Class of	Amount	Proposed Maximum Offering	Proposed Maximum Aggregate	Registration
Securities to be Registered	to be Registered(1)	Price per Unit(2)	Offering Price(2)	Fee
Common Stock, par value $0.0001 per share	38,908,040 shares	$1.49	$57,972,980	$2,278.34

(1)	Consists of 35,548,423 shares of common stock of Echo Technology (Delaware), Inc. and options to purchase 3,359,617 shares of Echo Technology (Delaware), Inc. common stock, all issuable upon conversion of the currently outstanding shares of, and options to purchase, ESS Technology, Inc. common stock pursuant to the reincorporation merger.

(2)	This price is estimated in accordance with Rule 457(f), solely for the purpose of calculating the registration fee and is based on the high and low prices of ESS Technology, Inc. common stock on April 8, 2008, as reported on the NASDAQ Global Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Echo Technology (Delaware), Inc. may not issue or sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED          , 2008
MERGER PROPOSAL — YOUR VOTE IS IMPORTANT

ESS TECHNOLOGY, INC.
48401 Fremont Boulevard
Fremont, CA 94538

April   , 2008

To Our Shareholders:

You are cordially invited to attend the annual meeting of shareholders of ESS Technology, Inc., or ESS, a California corporation, at the Fremont Marriott, located at 46100 Landing Parkway, Fremont, CA 94538, on 2008 at           local time.

At the meeting, our shareholders will be asked to approve the sale of ESS to an affiliate of Imperium Partners Group, LLC, or Imperium, for $1.64 per share in cash, without interest. Due to certain restrictions on distributions under California law that may be applicable to our sale to Imperium, prior to completing our sale to Imperium, we first must reincorporate from California into Delaware through a reincorporation merger with our wholly owned subsidiary, Echo Technology (Delaware), Inc., or Echo, and which we refer to after the time of the reincorporation merger as ESS Delaware. If the reincorporation merger is approved by our shareholders, your ESS common stock will automatically be converted into ESS Delaware common stock in the reincorporation merger and you will become a stockholder of ESS Delaware. Immediately following the consummation of the reincorporation merger, ESS Delaware will be acquired by an affiliate of Imperium by merging a merger subsidiary owned by that affiliate of Imperium into ESS Delaware, which we refer to as the cash-out merger. Under the merger agreement governing the sale to Imperium, which we refer to as the merger agreement, at the time of the cash-out merger, your newly issued shares of ESS Delaware common stock, other than those as to which you properly exercise appraisal rights, will be converted into the right to receive $1.64 in cash per share, without interest.

At the annual meeting, you will also be asked to elect directors to the board of directors of ESS. The ESS board of directors has nominated Robert L. Blair, Peter T. Mok and Alfred J. Stein (each of whom is currently a director of ESS) for election to the ESS board of directors. If our shareholders approve the sale to Imperium, the directors on our board of directors will resign or be replaced in connection with the mergers.

Our common stock is listed on the NASDAQ Global Market under the symbol “ESST.” Echo Technology (Delaware), Inc.’s common stock is not currently listed on any stock exchange. As soon as practicable following the closing of the reincorporation merger, we intend to notify the Nasdaq Stock Market of the reincorporation of ESS to change its place of organization from California to Delaware.

In order to approve the sale to Imperium, our shareholders must both approve the reincorporation merger at the meeting and provide a sufficient number of advance proxies at or prior to the annual meeting to allow approval of the cash-out merger immediately following the consummation of the reincorporation merger. We encourage you to carefully read the accompanying joint proxy statement/prospectus, which includes additional detail on the structure of the reincorporation merger and the cash-out merger and how to vote your shares.

Our board of directors recommends that our shareholders vote “FOR” approval of the principal terms of the reincorporation merger. Our board of directors also recommends that our shareholders vote “FOR” each of our nominees for election to the board of directors and that our shareholders vote “FOR” the proposal to grant discretionary authority to our management to vote your shares to adjourn or postpone the annual meeting, if necessary, to solicit additional proxies to constitute a quorum for purposes of the meeting or to solicit additional proxies in favor of the approval of the principal terms of the reincorporation merger and/or to solicit additional advance proxies relating to the adoption of the merger agreement by the stockholders of ESS Delaware.

In addition, our board of directors recommends that our shareholders provide an advance proxy authorizing the execution and delivery of a written consent adopting the merger agreement with respect to the shares of common stock of ESS Delaware you would receive in the reincorporation merger. The board of directors of Echo Technology (Delaware), Inc. also recommends that the stockholders of ESS Delaware adopt the merger agreement.

We encourage you to carefully read the accompanying joint proxy statement/prospectus before voting, including the section entitled “Risk Factors” beginning on page 12.

Your vote is very important.  Whether or not you plan to attend the annual meeting, please take the time to vote by completing and mailing the enclosed proxy card and advance proxy card. If your shares are held in “street name,” you must instruct your broker in order to vote.

Sincerely,

Robert L. Blair
Chief Executive Officer
ESS Technology, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THE SECURITIES TO BE ISSUED PURSUANT TO THE REINCORPORATION MERGER, OR DETERMINED IF THE JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The accompanying joint proxy statement/prospectus is dated          , 2008, and is first being mailed to shareholders of ESS on or about          , 2008.

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates important business and financial information about ESS from documents that ESS has filed with the Securities and Exchange Commission, which we refer to as the SEC, that are not included in or delivered with the joint proxy statement/prospectus. For a list of documents incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 148.

You can obtain the documents incorporated by reference into this joint proxy statement/prospectus by accessing the SEC website maintained at www.sec.gov. ESS will also provide you with copies of the documents incorporated by reference into this joint proxy statement/prospectus, without charge, from ESS’ website, http://www.esstech.com, or upon written or oral request to:

ESS TECHNOLOGY, INC.
48401 Fremont Boulevard
Fremont, CA 94538
Attention: Investor Relations
Telephone: (510) 492-1088

Please request documents from ESS no later than          , 2008.

Information contained on ESS’ website does not constitute part of the accompanying joint proxy statement/prospectus.

ESS TECHNOLOGY, INC.
48401 Fremont Boulevard
Fremont, CA 94538
(510) 492-1088

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held          , 2008

Dear Shareholders of ESS Technology, Inc.:

You are cordially invited to an annual meeting of shareholders of ESS Technology, Inc., a California corporation, at the Fremont Marriott, located at 46100 Landing Parkway, Fremont, California 94538, on             , 2008 at local time. Only shareholders who hold shares of our common stock at the close of business on April   , 2008, the record date for the annual meeting, are entitled to vote at the annual meeting and any adjournments or postponements of the annual meeting.

At the annual meeting, you will be asked to consider and vote upon the following proposals:

1. The principal terms of the reincorporation merger pursuant to which ESS Technology, Inc. will reincorporate from California into Delaware.

2. The election of directors of ESS Technology, Inc., a California corporation.

3. Adjournment or postponement of the annual meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient proxies given prior to the time of the annual meeting to constitute a quorum for purposes of the meeting or to solicit additional proxies in favor of the approval of the principal terms of the reincorporation merger and/or additional advance proxies relating to the adoption of the merger agreement by the stockholders of ESS Delaware described below, which we refer to as the adjournment proposal.

In addition, we are also asking you to consider and approve the sale of ESS to an affiliate of Imperium following the reincorporation merger through the cash-out merger of a subsidiary of that affiliate of Imperium with ESS by providing a completed and executed copy of the advance proxy included with the accompanying joint proxy statement/prospectus.

These proposals, as well as the advance proxy, are described more fully in the accompanying joint proxy statement/prospectus. Please give your careful attention to all of the information included, or incorporated by reference, in the joint proxy statement/prospectus.

Our board of directors recommends that our shareholders vote “FOR” approval of the principal terms of the reincorporation merger. Our board of directors also recommends that our shareholders vote “FOR” each of our nominees for election to the board of directors and that our shareholders vote “FOR” the proposal to grant discretionary authority to our management to vote your shares to adjourn or postpone the annual meeting, if necessary, to solicit additional proxies to constitute a quorum for purposes of the meeting or to solicit additional proxies in favor of the approval of the principal terms of the reincorporation merger and/or to solicit additional advance proxies relating to the adoption of the merger agreement by the stockholders of ESS Delaware.

In addition, our board of directors recommends that our shareholders provide an advance proxy authorizing the execution and delivery of a written consent adopting the merger agreement with respect to the shares of common stock of ESS Delaware you would receive in the reincorporation merger. The board of directors of Echo recommends that the stockholders of ESS Delaware adopt the merger agreement.

The accompanying joint proxy statement/prospectus contains detailed information about ESS, Echo, the director nominees, the reincorporation merger and the cash-out merger. We urge you to carefully read the joint proxy statement/prospectus in its entirety. For specific instructions on how to vote your shares, please refer to the section of the joint proxy statement/prospectus entitled “The Annual Meeting and the Written Consent” beginning on page 95.

Whether or not you plan to attend the annual meeting, please vote your shares and provide an advance proxy authorizing the persons named therein to include your shares in the written consent adopting the merger agreement as soon as possible so that your shares are represented at the meeting and in the written consent adopting the merger agreement and approving the cash-out merger. If you do not vote, it may make it more difficult for us to approve the principal terms of the reincorporation merger, elect new directors, and transact other business at the annual meeting because your shares may not be counted for purposes of determining whether a quorum is present at the annual meeting. Since approval of the principal terms of the reincorporation merger requires the affirmative vote of the shares of ESS common stock outstanding as of the record date, a failure to vote your shares or an abstention will have the same effect as voting against the reincorporation merger. In addition, since adoption of the merger agreement requires the affirmative vote of the outstanding shares of ESS Delaware, a failure to provide an advance proxy will have the same effect as voting against the cash-out merger. As a result, failure to provide an advance proxy may make it more difficult for ESS Delaware to adopt the merger agreement and consummate the cash-out merger following the reincorporation merger because your shares will not be counted for purposes of determining whether a sufficient number of advance proxies have been granted to adopt the merger agreement. The cash-out merger is conditioned upon the closing of the reincorporation merger and we will not consummate the reincorporation merger unless we receive a sufficient number of advance proxies to permit consummation of the cash-out merger following the reincorporation merger. Accordingly, you are urged to complete, sign and date the enclosed proxy card and advance proxy and return them. Your vote is important regardless of the number of shares you own.

By Order of the ESS board of directors,

Robert L. Blair
Chief Executive Officer

Fremont, California
          , 2008

Subject to Completion, Dated          , 2008

Annex A	Agreement and Plan of Merger
Annex B	Section 262 of the Delaware General Corporation Law
Annex C-1	Fairness Opinion of Needham & Company, LLC
Annex C-2	Fairness Opinion of Sutter Securities Incorporated
Annex D	Certificate of Incorporation of ESS Delaware
Annex E	Bylaws of ESS Delaware
EXHIBIT 5.1
EXHIBIT 8.1
EXHIBIT 23.1
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

The following are some questions that you may have regarding the annual meeting of ESS and the mergers and brief answers to such questions. We urge you to read carefully the entirety of this joint proxy statement/prospectus because the information in this section does not provide all of the information that may be important to you with respect to the approval of the principal terms of the reincorporation merger, the issuance of ESS Delaware common stock in connection with the reincorporation merger, the adoption of the merger agreement, or the payment of the merger consideration in connection with the cash-out merger. Additional information is also contained in the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus. In this joint proxy statement/prospectus, as used with respect to the period prior to the consummation of the reincorporation merger, the terms “we,” “us,” “our” and “the Company” refer to ESS Technology, Inc., a California corporation, which we also refer to as “ESS” and, following the reincorporation merger, the terms “we,” “us,” “our” and “the Company” refer to Echo Technology (Delaware), Inc., a Delaware corporation, which will be the surviving corporation in the reincorporation merger, and which we refer to as “ESS Delaware.” We refer to Echo Technology (Delaware), Inc. during the period prior to the consummation of the reincorporation merger as “Echo.”

GENERAL QUESTIONS AND ANSWERS RELATING TO THE ANNUAL MEETING OF ESS

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus because you have been identified as a shareholder of ESS and may be entitled to vote at the upcoming annual meeting of ESS and to submit an advance proxy in connection with the approval of the sale of our company to an affiliate of Imperium Partners Group, LLC, or Imperium. ESS is holding its 2007 annual meeting, which we refer to as the annual meeting, to consider the reincorporation of ESS from California into Delaware in connection with the sale to Imperium and to elect directors to the board of directors of ESS.

Q:	What is this joint proxy statement/prospectus?

A:	This document serves as both a proxy statement of ESS in connection with the solicitation of proxies for its annual meeting and approval of the principal terms of the reincorporation merger, and a prospectus and proxy statement of Echo in connection with the issuance of shares of ESS Delaware common stock in the reincorporation merger and the solicitation of advance proxies for the adoption of the merger agreement and approval of the sale to Imperium through the cash-out merger described below.

This joint proxy statement/prospectus contains important information about:

• the reincorporation of ESS through its merger with and into Echo, which we refer to as the reincorporation merger;

• the subsequent cash-out merger of an affiliate of Imperium with and into ESS Delaware, which we refer to as the cash-out merger;

• the election of directors to our board of directors; and

• the annual meeting and the other business to be conducted at the annual meeting.

You should read this joint proxy statement/prospectus carefully.

Q:	When and where is the annual meeting of ESS shareholders? (See page 95)

A:	The annual meeting will be held on , 2008, beginning at , local time, at the Fremont Marriott, located at 46100 Landing Parkway, Fremont, CA 94538.

Q:	Who is soliciting my proxy? (See page 96)

A:	The board of directors of ESS is soliciting your proxy to use at our annual meeting of shareholders for the approval of the reincorporation merger, the election of directors, the approval of the adjournment proposal and for use with respect to such other matters as may properly come before the annual meeting. The boards of directors of ESS and Echo are also soliciting your advance proxy to adopt the merger agreement in order to approve the sale of ESS in the cash-out merger.

v

Certain directors, officers and employees of ESS and certain directors, officers and employees of Echo also may solicit proxies on behalf of each of our boards of directors by mail, telephone, email, fax or in person. We have hired MacKenzie Partners, Inc., or MacKenzie, to assist in soliciting proxies from brokers, bank nominees and other shareholders.

Q:	Who is paying for this solicitation? (See page 101)

A:	ESS will pay for the solicitation of proxies and advance proxies. Our directors, officers and employees will not receive additional remuneration. We expect that we will pay MacKenzie not more than $ , plus reasonable out-of-pocket expenses, and also will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses to forward our proxy materials to the beneficial owners of our common stock.

Q:	How may I communicate with the ESS or Echo board of directors? (See page 90)

A:	Shareholders may send communications to the ESS or Echo board of directors, or to any director in particular, c/o Robert L. Blair, Chief Executive Officer, ESS Technology, Inc., 48401 Fremont Blvd., Fremont, CA 94538. Any correspondence addressed to the ESS or Echo board of directors or to any one of the directors in care of the Chief Executive Officer is forwarded to the addressee without review.

Q:	Where can I find more information about ESS and Echo?

A:	You can find more information about ESS and Echo in this joint proxy statement/prospectus and the various sources described in this joint proxy statement/prospectus under the section entitled “Where You Can Find More Information” beginning on page 149.

GENERAL QUESTIONS AND ANSWERS RELATING TO THE MERGERS

Q:	What is the reincorporation merger?

A:	In the reincorporation merger, ESS will merge with and into Echo. The separate corporate existence of ESS will cease, and Echo will survive the reincorporation merger as ESS Delaware. Upon consummation of the reincorporation merger, each outstanding share of ESS common stock will be automatically converted into one share of ESS Delaware common stock and you will be a stockholder in ESS Delaware. In general terms, the reincorporation merger changes ESS from being a California corporation to being a Delaware corporation, and should have no effect on the assets, liabilities or business of ESS.

Q:	What is the cash-out merger? (See page 59)

A:	The cash-out merger is the merger in which we will be sold to an affiliate of Imperium and your shares of ESS Delaware will be converted into the right to receive $1.64 per share in cash, without interest, unless you properly exercise your appraisal rights.

On February 21, 2008, ESS and Echo, as well as Semiconductor Holding Corporation, a Delaware corporation, which we refer to as Parent and which is a wholly owned subsidiary of Imperium Master Fund, Ltd., which in turn is an affiliate of Imperium Partners Group, LLC, and Echo Mergerco, Inc., an affiliate of Imperium, which we refer to as Merger Sub, entered into an Agreement and Plan of Merger, which we refer to as the merger agreement.

The merger agreement provides for the reincorporation of ESS into Delaware in the reincorporation merger and, immediately following the consummation of the reincorporation merger, the merger of Merger Sub with and into ESS Delaware in the cash-out merger. In the cash-out merger, the separate corporate existence of Merger Sub will cease, and ESS Delaware will survive the cash-out merger as the surviving corporation and a wholly owned subsidiary of Parent. The surviving corporation in the cash-out merger will be a privately held corporation, and you will cease to have any ownership interest in the surviving corporation or any rights as its stockholder.

Q:	When will the mergers be completed and what approvals are required to complete the mergers? (See page 71)

Record Date and
Time (Date of
	Eligibility to Vote)	Date of Vote	Required Vote	Time of Effectiveness
Reincorporation Merger	, 2008	, 2008	A majority of the outstanding shares of ESS common stock entitled to vote at the annual meeting must vote “FOR” the principal terms of the reincorporation merger	Before the opening of trading on the NASDAQ Global Market on the first business day following the approval by the shareholders of the principal terms of the reincorporation merger at the annual meeting
Cash-Out Merger	Immediately following the effective time of the reincorporation merger, which is expected to be before the opening of trading on the NASDAQ Global Market	The same date as the record date for the cash-out merger	A majority of the outstanding shares of ESS Delaware common stock entitled to vote must vote “FOR” the adoption of the merger agreement	Immediately following the adoption of the merger agreement by the stockholders (acting by written consent pursuant to the advance proxies)

Q:	Why are we reincorporating? (See page 42)

A:	Due to certain restrictions on distributions under California law that may be applicable to our sale to Imperium, prior to completing our sale to Imperium we must first reincorporate from California into Delaware through a reincorporation merger with our wholly owned subsidiary, Echo. If those restrictions on distributions apply, the payment to shareholders of consideration in connection with a cash-out merger of ESS could constitute a “distribution,” which is subject to size limitations under California Corporations Code Section 500, which we refer to as Section 500. To date, courts in California have not actually addressed the applicability of Section 500 in the context of a merger of the corporation, and the applicability of the statutory limitations on distributions under Section 500 to the consideration payable in a cash-out merger is not clear from Section 500 itself.

In contrast, courts in Delaware have held that a form of transaction that is valid under one section of the Delaware General Corporation Law is not subject to attack solely because it reaches a functional result that would require different or additional steps under another section of the Delaware General Corporation Law. This is known as the doctrine of “independent legal significance.” Under that doctrine, the statutory limitations on stock repurchases by a corporation under Section 160 of the Delaware General Corporation Law would not be applicable to a merger of the corporation effected pursuant to Section 251 of the Delaware General Corporation Law. For these reasons, our board of directors determined that it was in the best interests of ESS and its shareholders to recommend a reincorporation of ESS from California into Delaware immediately prior to the cash-out merger in order to obtain increased certainty that Section 500 would not apply to the cash-out merger.

Q:	Following the reincorporation merger, what will I receive upon completion of the cash-out merger? (See page 71)

A:	If the cash-out merger is completed, you will be entitled to receive $1.64 per share in cash, without interest, for each share of ESS Delaware common stock you own at the effective time of the cash-out merger, unless you properly exercise your appraisal rights with respect to the shares of ESS Delaware common stock that you own.

Q:	Will you complete the reincorporation merger if the cash-out merger cannot be completed? (See page 71)

A:	No. The consummation of the reincorporation merger is conditioned upon receipt of a sufficient number of advance proxies to consummate the cash-out merger immediately following the consummation of the reincorporation merger, and if we have not received a sufficient number of advance proxies to consummate the cash-out merger, we will not complete the reincorporation merger.

In addition, the cash-out merger is conditioned upon the consummation of the reincorporation merger and the cash-out merger will not be consummated unless the reincorporation merger has been approved by our shareholders and we have reincorporated from California into Delaware.

Q:	Why am I being asked to vote on the mergers? (See page 96)

A:	In order to complete the sale to Imperium, the shareholders of ESS must approve the principal terms of the reincorporation merger and must submit a sufficient number of advance proxies to permit the adoption of the merger agreement by the stockholders of ESS Delaware following the consummation of the reincorporation merger.

Q:	What is an advance proxy? (See page 96)

A:	You are being asked to consider, in advance, the adoption of the merger agreement by ESS Delaware following the consummation of the reincorporation merger, and are being asked to submit an advance proxy for action by written consent and power of attorney, which we refer to as an advance proxy and which accompanies this joint proxy statement/prospectus. The advance proxy would authorize the persons named therein to include the shares of ESS Delaware common stock that you would own following the consummation of the reincorporation merger in the written consent of the stockholders of ESS Delaware adopting the merger agreement, which we refer to as the written consent.

If you provide (and do not subsequently revoke) an advance proxy, and do not sell or transfer your shares of common stock of ESS or ESS Delaware, as applicable, prior to the date the written consent is executed, the shares of common stock of ESS Delaware that you would hold of record on the date the written consent is executed will be included in the written consent adopting the merger agreement.

Q:	What is the difference between a proxy and an advance proxy? (See page 97)

A:	Your proxy that we are soliciting in connection with the annual meeting authorizes the persons named therein to vote the shares of ESS common stock that you own as of the record date for the annual meeting at the annual meeting with respect to approval of the reincorporation merger, the election of directors, the approval of the adjournment proposal and such other matters as may properly come before the annual meeting. In contrast, your advance proxy that we are soliciting grants the persons named therein a power of attorney to include the shares of ESS Delaware common stock that you would own following the consummation of the reincorporation merger in the written consent adopting the merger agreement.

Q:	What is the difference between an advance proxy and the written consent? (See page 97)

A:	The advance proxy authorizes the persons named therein to include the shares of ESS Delaware common stock that you would own following the consummation of the reincorporation merger in the written consent adopting the merger agreement. In contrast, the written consent is the action that would be taken, following the consummation of the reincorporation merger, on your behalf by the persons named in the advance proxy adopting the merger agreement.

Q:	What happens if I do not vote my shares of ESS common stock for the reincorporation merger or submit my advance proxy? (See page 100)

A:	Since approval of the principal terms of the reincorporation merger requires the affirmative vote of the shares of ESS common stock outstanding as of , 2008, the record date for the annual meeting, a failure to vote your shares of our common stock or an abstention will have the same effect as voting against the reincorporation merger. Similarly, since the consummation of the cash-out merger requires the adoption of the merger agreement by a majority of the outstanding shares of common stock of ESS Delaware, which will be accomplished through the submission of advance proxies, failure to submit your advance proxy will have the same effect as voting against the cash-out merger.

Q:	When do you expect the mergers to be completed? (See page 71)

A:	We are working to complete the reincorporation merger and cash-out merger, which we refer to together as the mergers, as soon as possible. We anticipate completing the mergers in the second quarter of 2008.

Q:	What risks should I consider in deciding whether to approve the reincorporation merger and whether to provide an advance proxy with respect to the cash-out merger?

A:	You should carefully review the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 12, which presents risks and uncertainties relating to the reincorporation merger, the cash-out merger and our business.

Q:	Should I send in my stock certificates representing shares of ESS common stock now? (See page 72)

A:	No, not at this time. If the cash-out merger is completed, a paying agent will send you, as an ESS Delaware stockholder, written instructions for exchanging your stock certificates for the merger consideration.

Q:	Am I entitled to dissenters’ rights/appraisal rights in connection with the mergers? (See page 54)

A:	Under Delaware law, yes, holders of ESS Delaware common stock following the reincorporation merger who have not provided an advance proxy with respect to their shares of ESS Delaware common stock (or who have revoked any previously submitted advance proxy) and have not otherwise consented to the cash-out merger are entitled to appraisal rights in connection with the cash-out merger pursuant to Section 262 of the Delaware General Corporation Law. Failure to take any of the steps required under Section 262 of the Delaware General Corporation Law on a timely basis may result in a loss of those appraisal rights. A copy of Section 262 of the Delaware General Corporation Law is attached to this proxy statement as Annex B.

ESS shareholders who vote for the reincorporation merger, but who do not consent to the cash-out merger, will be entitled to appraisal rights in connection with the cash-out merger pursuant to Section 262 of the Delaware General Corporation Law.

Under California law, holders of ESS common stock are not entitled to dissenters’ rights in connection with the reincorporation merger.

Q:	What will happen to my ESS stock options and my rights under the ESS Employee Stock Purchase Plan in the mergers? (See page 74)

A:	In the mergers, each outstanding option to purchase our common stock will be automatically converted into the right to receive, for each share of our common stock subject to the option, an amount in cash equal to the excess, if any, of $1.64 over the applicable exercise price per share for such stock option net of all applicable withholding taxes, and the stock option will be cancelled and extinguished. For example, an ESS stock option holder holding options to purchase 1,000 shares of ESS common stock with an exercise price of $1.00 per share would receive total consideration of $640 in cash following the cash-out merger, subject to applicable withholding tax, and an ESS option holder holding options to purchase 1,000 shares of ESS common stock with an exercise price of $1.64 per share or higher would not receive any consideration in the mergers.

In addition, the outstanding offering period under our Employee Stock Purchase Plan, or ESPP, will terminate as of the last business day prior to the closing of the reincorporation merger, all rights to purchase shares of ESS common stock under the ESPP will be exercised as of that date and ESS will apply the funds credited as of such date under the ESPP within each participant’s payroll withholding account to the purchase of whole shares of ESS common stock in accordance with the terms of the ESPP.

Q:	Is it possible that the reincorporation merger will not be voted on at the annual meeting? (See page 100)

A:	ESS expects to elect directors at the annual meeting but, if a sufficient number of shares are voted in favor of Proposal 3, may adjourn the annual meeting until a later date if it does not receive proxies sufficient to approve the principal terms of the reincorporation merger or advance proxies sufficient to authorize the execution and delivery of the written consent of the stockholders of ESS Delaware adopting the merger agreement in order to solicit additional proxies and advance proxies.

Q:	Who can help answer my questions? (See page 149)

A:	If you are a shareholder and would like additional copies of this joint proxy statement/prospectus, or if you have questions about the mergers, including the procedures for voting your shares, you should contact our proxy solicitation agent, MacKenzie, at 800-322-2885 (toll-free) or 212-929-5500 (collect), or write to MacKenzie, 105 Madison Avenue, New York, New York 10016.

GENERAL QUESTIONS AND ANSWERS RELATING TO MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING OF ESS

Q:	What matters will be voted upon at the annual meeting of shareholders? (See page 96)

A:	In addition to the reincorporation merger described above, our shareholders will be asked to vote upon the election of directors to the ESS board of directors, to consider and vote upon and approve the adjournment proposal and to vote upon any other business that may properly come before the annual meeting.

Q:	Who are the director nominees? (See page 89)

A:	Our board of directors has nominated each of Robert L. Blair, Peter T. Mok and Alfred J. Stein (each of whom is currently a director of ESS) for election to the ESS board of directors.

Q:	Why did ESS not hold its annual meeting of shareholders in 2007? (See page 12)

A:	ESS did not hold its annual meeting of shareholders in 2007 due to its ongoing consideration of strategic alternatives that led to the execution of the merger agreement. Our board of directors determined that our shareholders should have our decision as to strategic alternatives before being asked to vote upon the election of directors. Please see “Risk Factors — Risks Relating to Mergers — We may be delisted from NASDAQ Global Market and the shares of common stock of ESS Delaware may not be listed on the NASDAQ Global Market.”

GENERAL QUESTIONS AND ANSWERS RELATING TO VOTING AT THE ANNUAL MEETING OF ESS AND SUBMITTING AN ADVANCE PROXY

Q:	What is the record date for the annual meeting? (See page 97)

A:	The record date for the annual meeting is , 2008.

Q:	What is the deadline for submitting a proxy and an advance proxy? (See page 97)

A:	In order to be counted, proxies and advance proxies submitted by telephone or the Internet must be received by p.m. local time on , 2008. Proxies and advance proxies submitted by mail must be received prior to the start of the annual meeting.

Q:	Can I attend the ESS annual meeting and vote at the meeting? (See page 101)

A:	You are entitled to vote at the annual meeting if you owned shares of ESS common stock at the record date for the annual meeting, or you hold a valid proxy for the annual meeting. If you are not a record holder but hold shares through a broker, bank, or other nominee (i.e., in “street name”) you will need to provide proof of beneficial ownership of your shares on the record date (and, if you are submitting an advance proxy at the annual meeting, on the date of the annual meeting), such as your most recent account statement prior to , 2008, or other similar evidence of ownership.

Q:	What constitutes a quorum for purposes of the annual meeting? (See page 100)

A:	The presence in person or by proxy of the holders of a majority of the shares of our common stock outstanding at the close of business on the record date will constitute a quorum for purposes of the annual meeting.

Q:	What vote is needed in order to elect directors or adjourn the annual meeting? (See page 99)

A:	For the election of directors, once a quorum has been established, the nominees receiving the highest number of votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors will be elected as directors. As a result, if you withhold your authority to vote for any nominee, your vote will not affect the outcome of the election.

x

For the adjournment of the annual meeting, once a quorum has been established, a majority of the shares of ESS common stock present in person or by proxy at the annual meeting must vote “FOR” the adjournment of the annual meeting.

For voting requirements with respect to the reincorporation merger and the solicitation of advance proxies please see “When will the mergers be completed and what approvals are required to complete the mergers?” beginning on page 7 above.

Q:	How can I vote at the annual meeting? (See page 97)

A:	Shareholders of ESS as of the record date may submit a proxy with respect to the reincorporation merger, the election of directors, the adjournment proposal and any other business that may properly come before the annual meeting, or may choose to attend and vote in person at the annual meeting.

Q:	As an ESS Delaware stockholder following the reincorporation merger, how can I cause my shares to be voted on the adoption of the merger agreement? (See page 97)

A:	Since the adoption of the merger agreement by the stockholders of ESS Delaware will not be considered at a meeting of stockholders of ESS Delaware, but instead will be approved, if at all, by written consent, stockholders of ESS prior to the reincorporation merger must provide an advance proxy with respect to the shares of ESS Delaware common stock that they would receive in the reincorporation merger in order to cause their shares of ESS Delaware common stock to be voted in favor of the adoption of the merger agreement by ESS Delaware.

Q:	What if I sell my shares of ESS after providing an advance proxy? (See page 101)

A:	If you are not a stockholder of record of ESS Delaware at the time the written consent is delivered, your advance proxy will be null and void and your shares will not be included in the written consent adopting the merger agreement.

Accordingly, shareholders of ESS who would like the shares of ESS Delaware common stock they would receive in the reincorporation merger to be included in the written consent adopting the merger agreement may ensure their shares are included in the written consent by providing (and not subsequently revoking) an advance proxy and refraining from transferring or selling any of their shares of common stock of ESS or ESS Delaware, as applicable, prior to the date the written consent is executed. See “Risk Factors — Risk Related to the Mergers — Trading in shares of our common may make it more difficult to obtain a sufficient number of advance proxies to execute the written consent adopting the merger agreement” beginning on page 15.

Q:	What if I hold my shares in “street name”? (See page 101)

A:	If you hold ESS shares in “street name,” which means your shares are held of record by a broker, bank or other record holder, you may cause the shares of ESS common stock that you beneficially own to be represented and voted at the annual meeting and to be represented by an advance proxy by following the instructions provided by the broker, bank or other holder of record of your shares. If your shares are held in “street name,” and you wish to vote at the annual meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the annual meeting. Whether or not ESS shareholders plan to attend the annual meeting, they should give their proxy as described in this joint proxy statement/prospectus. In addition, if your shares are held in “street name” and you wish to provide an advance proxy, you must request a legal proxy and power of attorney from the bank, broker or other nominee that holds your shares and present that proxy and power of attorney along with your advance proxy in order to be able to provide your advance proxy.

Q:	What happens if I hold my shares in “street name” and I do not instruct my broker, bank or other holder of record how to vote? (See page 101)

A:	For the reincorporation merger and for the advance proxy for the written consent to adopt the merger agreement, your broker will not be permitted to vote your shares for the reincorporation merger or to provide an advance proxy with respect to the adoption of the merger agreement unless you specifically instruct them to do so. Because the approval of these matters requires the affirmative vote of a majority of the outstanding shares of common stock of ESS and ESS Delaware, as applicable, the failure to provide instructions to your broker, bank or nominee will have the effect of a vote “AGAINST” the reincorporation merger and the cash-out merger.

For the election of directors and the adjournment proposal, your broker has discretion to vote your shares on your behalf with respect to these “routine” matters.

Q:	Can I change my vote after I have mailed my proxy card or advance proxy card? (See page 97)

A:	Yes. If you are a record holder of ESS common stock you can change your vote by:

• delivering a valid, later-dated proxy by mail, telephone or Internet, in each case before the annual meeting;

• delivering a signed written notice to the Secretary of ESS before the annual meeting; or

• appearing at the annual meeting and voting in person by ballot. Your attendance at the annual meeting alone will not revoke your proxy.

Additionally, you can revoke your advance proxy at any time prior to the execution and delivery of the written consent adopting the merger agreement by delivering a notice of revocation to the Secretary of ESS (prior to the reincorporation merger) or the Secretary of ESS Delaware (following the reincorporation merger).

If your shares are held in street name by a bank or broker, you must follow directions from your broker or bank to change your vote or revoke your advance proxy.

Q:	What happens if I do not indicate how my shares are to be voted on my proxy or advance proxy card? (See page 97)

A:	If you sign and send in your proxy card and do not indicate how you want the shares covered by your proxy to be voted, those shares will be voted “FOR” the proposals being considered.

If you sign and send in your advance proxy card (and do not subsequently revoke it), any shares of ESS Delaware common stock that you hold on the date of the written consent will be included in the written consent “FOR” the adoption of the merger agreement.

Q:	Why is my vote important? (See page 100)

A:	If you do not return your proxy card and advance proxy card by mail or submit your proxy and advance proxy by telephone or through the Internet or vote or deliver an advance proxy in person at the annual meeting, it will be more difficult for ESS to obtain the necessary quorum to transact business at the annual meeting and for ESS to collect a sufficient number of advance proxies to allow the proxyholders named therein to execute and deliver the written consent adopting the merger agreement immediately following the consummation of reincorporation merger.

In addition, failure to vote your shares of ESS common stock (or submit a proxy to vote your shares of ESS) will have the same effect as a vote against the reincorporation merger and failure to provide an advance proxy will have the same effect as a vote against the cash-out merger.

Q:	What do I need to do now? (See page 97)

A:	After you carefully read this joint proxy statement/prospectus, mail your signed proxy card and your signed advance proxy card in the enclosed return envelope, or submit your proxy and advance proxy by telephone or the Internet in accordance with the instructions on the proxy cards. In order to ensure that your shares are represented and voted, please submit your proxy and advance proxy as soon as possible even if you currently plan to attend the annual meeting in person.

If your shares are held in “street name” by your broker or another nominee, you must instruct your broker or other nominee on how to vote the shares you beneficially own with respect to the reincorporation merger and you should provide your broker or other nominee with instructions regarding whether you wish to provide an advance proxy with respect to the shares you beneficially own using the directions provided by your broker or other nominee.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To understand the mergers fully, and for a more complete description of the legal terms of the mergers, you should carefully read this entire joint proxy statement/prospectus, the annexes attached to this joint proxy statement/prospectus and the documents referred to or incorporated by reference in this joint proxy statement/prospectus. We have included page references in parentheses to direct you to the appropriate place in this joint proxy statement/prospectus for a more complete description of the topics presented in this summary.

The Mergers (See page 26)

General

On February 21, 2008, ESS, Echo, Parent, and Merger Sub entered into the merger agreement. Under the merger agreement, at the effective time of the reincorporation merger, ESS will be merged with and into Echo with Echo surviving the reincorporation merger as ESS Delaware. Immediately following the consummation of the reincorporation merger, Merger Sub will be merged with and into ESS Delaware in the cash-out merger with ESS Delaware surviving the cash-out merger as the surviving corporation.

Consideration Received in the Mergers (See page 71)

Shareholders of ESS whose shares are converted in the reincorporation merger into shares of ESS Delaware and who hold those shares of ESS Delaware through the consummation of the cash-out merger will be entitled to receive $1.64 per share in cash, without interest, unless they properly exercise their appraisal rights under Section 262 of the Delaware General Corporation Law. For example, an ESS shareholder holding 1,000 shares of ESS common stock would have the right to receive 1,000 shares of ESS Delaware common stock in the reincorporation merger, which would be converted into the right to receive $1,640 in cash if the shareholder continues to hold those shares through the consummation of the cash-out merger. Upon consummation of the cash-out merger, ESS Delaware will become a wholly owned subsidiary of Parent.

The Parties to the Merger Agreement

ESS Technology, Inc.
Echo Technology (Delaware), Inc.
48401 Fremont Boulevard
Fremont, CA 94538
(510) 492-1088

ESS Technology, Inc., or ESS, designs and markets high-performance digital video processors for the consumer market. ESS, headquartered in Fremont, California, has research and development, sales, and technical support offices worldwide. Echo Technology (Delaware), Inc., or Echo, is a wholly owned subsidiary of ESS, formed by ESS in anticipation of the reincorporation merger. Echo has de minimis assets and no operations.

Semiconductor Holding Corporation
Echo Mergerco, Inc.
c/o Imperium Partners Group, LLC
153 East 53rd Street, 29th Floor
New York, NY 10022
(212) 433-1360

Echo Mergerco, Inc., an affiliate of Imperium, or as Merger Sub, is a wholly owned subsidiary of Semiconductor Holding Corporation, a Delaware corporation, or Parent. Both Merger Sub and Parent were formed by an investment fund sponsored by Imperium Master Fund, Ltd., which in turn is an affiliate of Imperium Partners Group, LLC, or Imperium, in anticipation of the cash-out merger. Merger Sub has de minimis assets and no operations. Imperium is an institutional asset management firm based in New York City. Imperium makes structured investments in public and private growth companies with a focus on the technology and biotech sectors.

Financing (See page 74)

It is estimated that the total amount of funds necessary to complete the mergers and the related transactions is approximately $      million, which includes approximately $      million to be paid out to stockholders of ESS Delaware following the reincorporation merger and holders of other equity-based interests in ESS Delaware, in each case following the cash-out merger, with the remainder to be applied to pay fees and expenses related to the mergers and the related transactions. These payments are expected to be funded by a combination of cash and short term investments held by ESS Delaware at the time of the cash-out merger and equity contributions by an entity sponsored by Imperium. The closing of the mergers is not conditioned on Parent or Merger Sub obtaining the proceeds of any financing.

Interests of Directors and Executive Officers in the Mergers (See page 53)

In considering the recommendation of the ESS board of directors that you vote “FOR” the approval of the principal terms of the reincorporation merger and that you provide an advance proxy authorizing the execution and delivery of a written consent adopting the merger agreement with respect to the shares of common stock of ESS Delaware that you would hold following the consummation of the reincorporation merger, and the recommendation of the board of directors of Echo that the stockholders of ESS Delaware adopt the merger agreement, you should be aware that our directors and executive officers, and the directors and executive officers of Echo may have interests in the mergers that are in addition to or differ from interests you may have as a shareholder of ESS or a stockholder of ESS Delaware, including the following:

•	the full vesting of all previously unvested stock options held by our directors and executive officers will accelerate in connection with the cash-out merger and any outstanding awards with an exercise price of less than $1.64 per share will be cashed out for an amount in cash equal to the excess, if any, of $1.64 over the applicable exercise price per share for such stock option multiplied by the aggregate number of shares of ESS Delaware common stock subject to the option;

•	the merger agreement provides for indemnification arrangements for each of our and our subsidiaries’ present and former directors and officers for a period of six years following the cash-out merger, as well as insurance coverage for acts or omissions occurring at or prior to the cash-out merger; and

•	although, to our knowledge, no agreements have been entered into as of the date of this joint proxy statement/prospectus, members of our management may enter into employment agreements or other arrangements with the surviving corporation of the cash-out merger or Imperium, and may participate in the equity of the surviving corporation of the cash-out merger.

You should also be aware that, to our knowledge,

•	One of Imperium’s founding partners and its chief executive officer was an employee of an affiliate of Needham & Company, LLC, one of our financial advisors with respect to the mergers, which we refer to as Needham & Company, prior to 2005, and both the former chairman of our board of directors, Mr. Alexander, and one of the managing partners of Imperium were employed by an affiliate of Needham & Company at the time that Needham & Company represented ESS in its initial public offering in 1995 and the subsequent transactions described below.

•	Mr. Alexander, the former chairman of our board of directors, had an informal business relationship with Imperium and one of its managing partners since 2006, for which he was not compensated, and was an employee of Needham & Company between 1994 and 2006.

•	Mr. Blair, our chief executive officer and a member of our board of directors, has been involved in our ongoing business relationships with Needham & Company described above and first met Imperium’s chief executive officer following prior to our spin-off of our subsidiary Vialta in 2001. Since that time, Mr. Blair has had an ongoing social relationship with Imperium’s chief executive officer.

•	Needham & Company,

•	was engaged as a co-manager for our initial public offering in 1995,

•	had an advisory role in connection with the spin-off of our subsidiary Vialta in 2001,

•	worked as lead underwriter for our follow-on public offering in 2002, and

•	had an advisory role in connection with our acquisitions of Divio and Pictos Technologies in 2003.

See “Proposal One — The Reincorporation Merger Advance Proxy — The Cash-Out Merger — Interests of Directors and Executive Officers in the Mergers” beginning on page 53.

The strategic transaction committee of our board of directors, which we refer to as the strategic transaction committee, and the strategic transaction committee of Echo’s board of directors, which we refer to as the Echo strategic transaction committee, and the boards of directors of both ESS and Echo were aware of these interests and considered them, among other matters, in approving the mergers and declaring the advisability of the merger agreement.

Mr. Alexander was not present at the meeting of our board of directors at which approval of the sale to Imperium and entry into the merger agreement with affiliates of Imperium was considered and approved. Mr. Blair was present at that meeting of our board of directors, however, Mr. Blair recused himself from the portion of that meeting during which the sale to Imperium and entry into the merger agreement with affiliates of Imperium was considered and approved, and Mr. Blair abstained from voting thereon.

Share Ownership of ESS’ Directors and Executive Officers

As of the record date for the ESS annual meeting, ESS’ directors, executive officers and their affiliates, as a group, owned and were entitled to vote            shares of ESS common stock, or approximately     % of the outstanding shares of ESS common stock.

The directors and executive officers have informed us that they intend to vote all of their shares of our common stock “FOR” the approval of the principal terms of the reincorporation merger and “FOR” any adjournment of the annual meeting, if necessary or appropriate, to solicit additional proxies and/or advance proxies. In addition, the directors and executive officers have informed us that they intend to provide advance proxies with respect to all of their shares of our common stock.

Regulatory Approvals (See page 82)

Except for the filing of a certificate of merger in Delaware and the filing of an officer’s certificate and certain other documents in California at or before the closing of the reincorporation merger and the filing of a certificate of merger in Delaware at or before the closing of the cash-out merger, we are unaware of any material federal, state or foreign regulatory requirements or approvals required for the execution of the merger agreement or completion of the mergers.

Differences between the Rights of ESS Shareholders and ESS Delaware Stockholders (See page 59)

Holders of common stock of ESS immediately prior to the effective time of the reincorporation merger will, at the effective time of the reincorporation merger, become holders of common stock of ESS Delaware, and their rights as stockholders will be governed by the certificate of incorporation and bylaws of ESS Delaware and the Delaware General Corporation Law.

Although they are designed to be as similar as possible, there are, nevertheless, certain differences between ESS’ articles of incorporation and ESS Delaware’s certificate of incorporation and their respective bylaws, and there are a number of differences between the Delaware General Corporation Law and the California Corporations Code. See “Differences between the Rights of ESS Shareholders and ESS Delaware Stockholders” beginning on page 59 for additional discussion of certain differences between the charter documents of ESS and ESS Delaware and certain differences between the Delaware General Corporation Law and California Corporations Code.

Material U.S. Federal Income Tax Consequences (See page 58)

The reincorporation merger is intended to qualify as a reorganization under Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”). ESS’ tax counsel, Orrick, Herrington & Sutcliffe LLP (“Tax Counsel”), has opined that the reincorporation merger should constitute a non-taxable transaction for holders of ESS common stock. Tax Counsel has further opined that the cash-out merger will be a fully taxable transaction to the holders of ESS Delaware common stock. For a discussion of Tax Counsel’s opinion and the United States federal income tax consequences of the reincorporation merger and the cash-out merger, see “Material United States Federal Income Tax Consequences to Shareholders of the Reincorporation Merger and the Cash-Out Merger,” beginning on page 58.

The Reincorporation Merger (See page 58)

Recommendation of the ESS Board of Directors with Respect to the Reincorporation Merger (See page 45)

After careful consideration and based in part on the recommendation of the strategic transaction committee, the ESS board of directors determined that entry into the merger agreement and consummation of the transactions contemplated by the merger agreement was fair to and in the best interests of ESS and the shareholders of ESS, and our board of directors approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the reincorporation merger. Accordingly, our board of directors recommends that our shareholders vote “FOR” approval of the principal terms of the reincorporation merger. In addition, our board of directors recommends that our shareholders provide an advance proxy authorizing the execution and delivery of a written consent adopting the merger agreement with respect to the shares of common stock of ESS Delaware you would receive in the reincorporation merger.

In reaching its decision, our board of directors evaluated a variety of business, financial and market factors and consulted with legal and financial advisors. In considering the recommendation of the ESS board of directors with respect to the reincorporation merger, you should be aware that certain of our directors and executive officers have interests in the merger that are in addition to or differ from your interests as a shareholder of ESS. See “Proposal One — The Reincorporation Merger Advance Proxy — The Cash-Out Merger — Interests of Directors and Executive Officers in the Mergers” beginning on page 26.

For the factors considered by our board of directors in reaching its decision to approve the merger agreement and the reincorporation merger, see “Proposal One — The Reincorporation Merger Advance Proxy — The Cash-Out Merger — Reasons for the Mergers” beginning on page 26.

Listing of ESS Delaware Common Stock on the NASDAQ Global Market (See page 12)

ESS has agreed to use its commercially reasonable efforts to cause the shares of ESS Delaware common stock to be issued in the reincorporation merger to be approved for listing on the NASDAQ Global Market. However, we can not assure you that the shares of ESS Delaware common stock to be issued in the reincorporation merger will be listed on the NASDAQ Global Market following the reincorporation merger or at all. Please see “Risk Factors — Risks Related to the Mergers — We may be delisted from the NASDAQ Global Market and the shares of common stock of ESS Delaware may not be listed on the NASDAQ Global Market.”

Restrictions on the Ability to Sell ESS Delaware Common Stock (See page 83)

The shares of ESS Delaware common stock to be issued in connection with the reincorporation merger will be registered under the Securities Act of 1933, as amended, which we refer to as the Securities Act, and will be freely transferable, except as noted in the following paragraph and except for shares of ESS Delaware common stock issued to any person who is deemed to be an “affiliate” of ESS prior to the reincorporation merger and except for shares of restricted ESS Delaware common stock issued in exchange for ESS restricted common stock, which, in each case, will be subject to the same restrictions on transfer as were the shares of ESS restricted common stock for which they were exchanged.

In order to ensure that, following the consummation of the reincorporation merger, a sufficient number of effective advance proxies have been received to authorize the adoption of the merger agreement and that the shares of common stock of ESS Delaware that are the subject of such advance proxies are not transferred between the time of the consummation of the reincorporation merger and the consummation of the cash-out merger, each of ESS and Echo has agreed, to the extent reasonably practicable and subject to compliance with all applicable laws and rules and regulations of the NASDAQ Global Market, to use its commercially reasonable efforts to cause trading in shares of ESS Delaware common stock on the NASDAQ Global Market (subsequent to listing thereof, if any) to be suspended immediately following the effective time of the reincorporation merger and to close the stock transfer books of ESS Delaware immediately following the effective time of the reincorporation merger so that thereafter there shall be no further registration of transfers of shares of ESS Delaware common stock on the records of ESS Delaware. If we are able to cause trading in shares of ESS Delaware common stock on the NASDAQ Global Market to be suspended immediately following the effective time of the reincorporation merger and/or to close the stock transfer books of ESS Delaware immediately following the effective time of the reincorporation merger, your ability to sell or otherwise transfer shares of ESS Delaware common stock you would receive in the reincorporation merger between the closing of the reincorporation merger and the closing of the cash-out merger will be limited and you may not be able to transfer any such shares of ESS Delaware common stock at all during the time period between the consummation of the two mergers. Please see “Risk Factors — Risks Associated with the Mergers — Your ability to sell or otherwise transfer your shares of ESS Delaware common stock between the closing of the reincorporation merger and the closing of the cash-out merger may be limited” beginning on page 14.

Directors and Officers Following the Reincorporation Merger

The directors and officers of ESS immediately prior to the reincorporation merger will be the directors and officers of ESS Delaware following the reincorporation merger (other than Mr. Alfred Stein and Mr. Peter Mok, who we expect to resign from the board of directors of ESS and Echo prior to the consummation of the reincorporation merger).

The Cash-Out Merger (See page 59)

Recommendation of the Board of Directors of Echo with Respect to the Cash-Out Merger (See page 59)

After careful consideration and based in part on the recommendation of the Echo strategic transaction committee, the board of directors of Echo determined that entry into the merger agreement and consummation of the transactions contemplated by the merger agreement was fair to and in the best interests of Echo and its stockholders, and determined that, following the reincorporation merger, entry into the merger agreement and consummation of the transactions contemplated by the merger agreement would be fair to and in the best interests of ESS Delaware, as the surviving corporation in the reincorporation merger, and the stockholders of ESS Delaware. The board of directors of Echo approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the reincorporation merger and the cash-out merger. Accordingly, the board of directors of Echo recommends that the stockholders of ESS Delaware adopt the merger agreement.

In reaching its decision, the board of directors of Echo evaluated a variety of business, financial and market factors and consulted with legal and financial advisors. In considering the recommendation of the board of directors of Echo with respect to the cash-out merger, you should be aware that certain of the directors and executive officers of Echo have interests in the cash-out merger that are in addition to or differ from your interests as a stockholder. See “Proposal One — The Reincorporation Merger Advance Proxy — The Cash-Out Merger — Interests of Directors and Executive Officers in the Mergers” beginning on page 53.

For the factors considered by the board of directors of Echo in reaching its decision to approve the merger agreement and the cash-out merger, see “Proposal One — The Reincorporation Merger Advance Proxy — The Cash-Out Merger — Reasons for the Mergers” beginning on page 43.

Procedure for Receiving Merger Consideration (See page 72)

Shortly after the effective time of the cash-out merger, a paying agent will mail a letter of transmittal and instructions to the former ESS Delaware stockholders. The letter of transmittal and instructions will inform the former ESS Delaware stockholders how to surrender the stock certificates formerly representing shares of common stock of ESS Delaware in exchange for the merger consideration. The letter of transmittal will also notify stockholders of the effective date of the cash-out merger and that appraisal rights are available to those stockholders entitled to seek appraisal under Section 262 of the Delaware General Corporation Law. You should not return your stock certificates with the enclosed proxy card or advance proxy, and you should not forward your stock certificates to the paying agent without a properly completed and signed letter of transmittal.

Date of the Written Consent (See page 96)

We anticipate that the written consent will be executed and delivered to ESS Delaware promptly following the consummation of the reincorporation merger. Holders of ESS Delaware common stock will have one vote for each share of common stock that they own on the date the written consent is executed. Any advance proxy executed by a holder of ESS who is not a stockholder of record of ESS Delaware at the time the written consent is delivered will be null and void and of no further force and effect. Accordingly, shareholders of ESS who would like the shares of ESS Delaware common stock they would receive in the reincorporation merger to be included in the written consent adopting the merger agreement may ensure their shares are included in the written consent by providing (and not subsequently revoking) an advance proxy and refraining from transferring or selling any of their shares of common stock of ESS or ESS Delaware, as applicable, prior to the date the written consent is executed.

Opinions of Needham & Company, LLC and Sutter Securities Incorporated (See pages 46 and 50 and Annexes C-1 and C-2)

At the joint meeting of the strategic transaction committee and the Echo strategic transaction committee, or the strategic transaction committees, on February 19, 2008, each of Needham & Company and Sutter Securities Incorporated, or Sutter, delivered its oral opinion, which opinions were later confirmed in writing, to the strategic transaction committees that, as of February 19, 2008, and based upon and subject to the factors and assumptions set forth in its respective opinion, the $1.64 per share in cash to be received by the holders of ESS Delaware common stock following the reincorporation merger pursuant to the merger agreement was fair to such holders from a financial point of view.

The full text of the written opinion of Needham & Company, dated February 19, 2008, and the written opinion of Sutter, dated as of the date of this joint proxy statement/prospectus, each of which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, are attached as Annexes C-1 and C-2, respectively, to this joint proxy statement/prospectus. Each of the written opinions of Needham & Company and Sutter was addressed to the strategic transaction committees and was provided to the board of directors of ESS and the board of directors of Echo. The written opinion of Needham & Company was directed to the fairness of the consideration to be received by the holders of ESS Delaware common stock following the reincorporation merger pursuant to the merger agreement. The written opinion of Sutter was directed to the fairness of the reincorporation merger and the cash-out merger, taken as a whole, from a financial point of view to the shareholders of ESS and to the stockholders of ESS Delaware. The written opinions of Needham & Company and Sutter do not constitute a recommendation to our shareholders as to how to vote at the annual meeting or as to the cash-out merger.

Dissenters’ Rights/Appraisal Rights (See page 54 and Annex B)

Holders of common stock of ESS will not be entitled to appraisal rights as a result of the reincorporation merger.

Stockholders of ESS Delaware will have the right to dissent from the cash-out merger and receive a cash payment for the judicially determined fair value of their shares of ESS Delaware common stock plus interest, if any, on the amount determined to be the fair value, pursuant to and in accordance with Section 262 of the Delaware General Corporation Law. Accordingly, if the reincorporation merger is consummated and you receive shares of ESS Delaware common stock in that merger, you may be entitled to exercise appraisal rights with respect to your shares of common stock in connection with the cash-out merger, provided you comply with the relevant provisions of Delaware law. The judicially determined fair value of the shares of ESS Delaware common stock under

Section 262 of the Delaware General Corporation Law could be greater than, equal to or less than the $1.64 per share that stockholders of ESS Delaware are entitled to receive in the cash-out merger. Stockholders who wish to exercise their appraisal rights must not complete an advance proxy with respect to their shares of ESS Delaware common stock (or must validly revoke any previously submitted advance proxy) to be issued in the reincorporation merger (as any shares subject to an advance proxy will be included in the written consent adopting the merger agreement, and appraisal rights under Delaware law are waived with respect to any shares that consent to the adoption of the merger agreement), and you must strictly comply with all of the procedures required by the Delaware General Corporation Law. A copy of Section 262 of the Delaware General Corporation Law is attached to this proxy statement as Annex B.

ESS shareholders who vote for the reincorporation merger, but who do not consent to the cash-out merger, will be entitled to appraisal rights in connection with the cash-out merger pursuant to Section 262 of the Delaware General Corporation Law.

The Merger Agreement

Conditions to the Mergers (See page 83)

The completion of the reincorporation merger depends on the satisfaction or waiver of a number of conditions, including the following:

•	the principal terms of the reincorporation merger must have been approved by our shareholders;

•	as of the date of the consummation of the reincorporation merger, ESS must have received advance proxies from holders of a majority of the outstanding common stock of ESS in order to allow the persons named therein, following the consummation of the reincorporation merger, to execute and deliver the written consent adopting the merger agreement;

•	the filing or waiting periods applicable to the consummation of the cash-out merger under the Hart-Scott-Rodino Act, if any, must have expired or been terminated;

•	all actions by or filings with any governmental authority required to permit the consummation of the mergers, if any, must have been obtained or made;

•	no statute, rule or regulation may have been enacted or promulgated by any governmental authority which prohibits the consummation of the reincorporation merger or the cash-out merger, and there may not be any order or injunction of a court of competent jurisdiction in effect preventing the consummation of the reincorporation merger or the cash-out merger;

•	since February 21, 2008, there must not have occurred any event, change, occurrence or development that, individually or in the aggregate, has a material adverse effect on the business, results of operations or financial condition of ESS and its subsidiaries taken as a whole;

•	ESS must have delivered its audited consolidated financial statements for the year ended December 31, 2007, our auditors must have issued a customary audit opinion with respect to such financial statements, and we must not have received any notice from our auditors that such opinion and related financial statements may no longer be relied upon;

•	each party must have performed or complied in all material respects with all of its material agreements and covenants required by the merger agreement to be performed or complied with by it prior to the closing date of the reincorporation merger; and

•	the representations and warranties of each of ESS, Parent and Merger Sub must be true and correct as of February 21, 2008 and as of the closing date of the reincorporation merger in the manner described under the caption, “The Merger Agreement — Conditions to the Mergers” beginning on page 83.

Other than the conditions pertaining to the shareholder approval and the receipt of a sufficient number of advance proxies by ESS, the absence of governmental orders, the expiration or termination of the Hart-Scott-Rodino Act waiting period (which is currently inapplicable to the mergers) and the receipt of any other required governmental approvals (none of which are currently required), either ESS, on the one hand, or Parent, on the other hand, may elect to waive conditions to their respective performance and complete the reincorporation merger.

In addition, the completion of the cash-out merger depends on the satisfaction or waiver of the following conditions:

•	the consummation of the reincorporation merger must have occurred;

•	the written consent must have been executed and delivered in accordance with applicable law; and

•	no statute, rule or regulation may have been enacted or promulgated by any governmental authority which prohibits the consummation of the cash-out merger, and there may not be any order or injunction of a court of competent jurisdiction in effect preventing the consummation of the cash-out merger.

Once the reincorporation merger has occurred, ESS Delaware has agreed to cause the execution and delivery by the authorized officers of ESS Delaware named in the advance proxy of the written consent adopting the merger agreement on behalf of the stockholders of ESS Delaware.

No Solicitation of Competing Takeover Proposals (See page 79)

Pursuant to the merger agreement, ESS immediately ceased any merger or similar discussions or negotiations with all third parties other than Parent, Merger Sub and Parent’s representatives upon signing the merger agreement. ESS also agreed, and agreed to cause each of its subsidiaries and its representatives, not to:

•	directly or indirectly solicit, initiate, or knowingly encourage any third party takeover proposal;

•	enter into any agreement or agreement in principle with respect to a third party takeover proposal; or

•	engage in any negotiations or discussions regarding, or furnish or disclose to any third party any information with respect to, any takeover proposal.

However, the merger agreement provides that, prior to obtaining approval of the principal terms of the reincorporation merger from our shareholders, in response to an unsolicited bona fide takeover proposal that our board of directors determines in good faith constitutes, or could reasonably be expected to lead to, a superior proposal, we may participate in discussions or negotiations with the person making such takeover proposal regarding such takeover proposal.

In addition, under certain limited circumstances, our board of directors may withdraw or modify its recommendation that our shareholders vote in favor of the principal terms of the reincorporation merger, may approve, recommend or adopt a superior proposal or may enter into an agreement with respect to a superior proposal, provided that our board of directors has determined in good faith that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to our shareholders and that we comply with related provisions in the merger agreement.

Termination of the Merger Agreement (See page 85)

The merger agreement may be terminated, and the mergers may be abandoned, at any time prior to the effective time of the reincorporation merger, whether before or after approval of the principal terms of the reincorporation merger by our shareholders, in the following circumstances:

•	by mutual written consent of Parent and ESS; or

•	by either Parent or ESS, if:

•	our shareholders do not approve the principal terms of the reincorporation merger at the annual meeting or any adjournment or postponement thereof, or our shareholders do approve the principal terms of the reincorporation merger at any such meeting, but ESS does not receive advance proxies from a sufficient number of holders of ESS common stock to allow the written consent to be delivered following the closing of the reincorporation merger;

•	the reincorporation merger has not been consummated by August 21, 2008; or

•	any final and nonappealable order, decree or ruling or other action of a governmental authority has the effect of permanently prohibiting the reincorporation merger or the merger; or

•	by ESS, if:

•	Parent or Merger Sub has breached any of its covenants, agreements, representations or warranties under the merger agreement and such breach (if curable) is not cured by the earlier of August 21, 2008 or 30 business days after notice of such breach;

•	prior to the approval of the principal terms of the reincorporation merger by our shareholders, our board of directors determines in good faith that the failure to accept a superior proposal is reasonably likely to be inconsistent with its fiduciary duties to our shareholders; or

•	by Parent, if:

•	we breach any of our covenants, agreements, representations or warranties under the merger agreement and such breach (if curable) is not cured by the earlier of August 21, 2008 or 30 business days after notice of such breach; or

•	our board of directors withdraws or modifies its recommendation that our shareholders vote in favor of the principal terms of the reincorporation merger, or our board of directors approves, recommends or adopts a superior proposal.

Termination Fees and Expenses (See page 86)

In connection with the termination of the merger agreement, we will be required to pay to Parent and its affiliates a termination fee of $1,981,000 and reimburse Parent for its transaction-related expenses of up to $500,000 under certain circumstances, including the acceptance of a superior proposal.

Price Range of ESS Common Stock and Dividends (See page 102)

Our common stock is listed on the NASDAQ Global Market under the trading symbol “ESST.” The closing price of our common stock on the NASDAQ Global Market on February 21, 2008, which was the last trading day before we announced the merger, was $1.20. On          , 2008, the last trading day before the date of this joint proxy statement/prospectus, the closing price of our common stock on the NASDAQ Global Market was $.

Summary Historical Financial Information (See page 9)

The following table sets forth certain summary historical financial data for ESS for the years ended December 31, 2007 and December 31, 2006. The data presented below has been derived from and should be read in conjunction with the consolidated financial statements of ESS and the related notes thereto set forth elsewhere in this joint proxy statement/prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 104 for a discussion of matters that affect the comparability of the information presented. All of the statements are in United States dollars.

Summary Consolidated Historical Financial Date of the Company

	Year Ended
	December 31,
	2007	2006
	(In thousands, except per share data)

Total net revenues	$68,331	$100,465
Net income (loss)	$3,122	$(44,094)
Per share net income (loss) diluted	$0.09	$(1.14)
Weighted average number of shares outstanding, diluted	35,527	38,723

	At December 31,
	2007	2006

BALANCE SHEET DATA:
Cash and cash equivalents	$43,110	$33,731
Short-term investments	6,837	10,264
Accounts receivable, net	5,403	9,189
Other receivables	482	1,154
Inventory	7,210	8,278
Prepaid expenses and other assets	823	1,764

Total current assets	63,865	64,380
Property, plant and equipment, net	12,609	16,996
Non-current deferred tax asset	5,874	—
Other assets	9,025	9,052

Total assets	$91,373	$90,428
Current liabilities	$7,947	$43,405
Non-current deferred tax liabilities	35,661	—

Total liabilities	$43,608	$43,405
Shareholders’ equity	$47,765	$47,023

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause the results of ESS to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements generally are identified by the words “may,” “will,” “project,” “might,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “should,” “could,” “would,” “strategy,” “plan,” “continue,” “pursue”, or the negative of these words or other words or expressions of similar meaning. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Forward looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and closing of the reincorporation merger and the cash-out merger, our continued listing on the NASDAQ Global Market, our ability to list the shares of ESS Delaware on the NASDAQ Global Market, our ability to solicit a sufficient number of proxies and advance proxies to approve the mergers and other matters related to the consummation of the mergers.

For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, see “Risk Factors — Risks Related to the Company’s Business” beginning on page 15. In addition, for a discussion of risk associated with our ability to consummate the mergers and the potential effect of the mergers on our business, see “Risk Factors — Risks Related to the Mergers” beginning on page 12.

Risks associated with our ability to consummate the mergers and the potential effect of the mergers on our business include:

•	the possibility that there may be unexpected delays in the consummation of the mergers, which would delay receipt of the merger consideration by ESS Delaware stockholders;

•	the risk that our stock price and future business operations could be harmed if the mergers are not completed;

•	the risk that uncertainty about the mergers and diversion of management could harm ESS;

•	the risk that we may be delisted from the NASDAQ Global Market and the shares of common stock of ESS Delaware may not be listed on the NASDAQ Global Market;

•	the possibility that your ability to sell or otherwise transfer your shares of ESS Delaware common stock between the closing of the reincorporation merger and the closing of the cash-out merger may be limited;

•	the fact that certain directors and executive officers of ESS and Echo may have potential conflicts of interest in recommending that you vote to approve the principal terms of the reincorporation merger and adopt the merger agreement;

•	the risk that we may incur transaction expenses associated with the cash-out merger in the event that we do not consummate the mergers; and

•	the fact that trading in shares of our common may make it more difficult to obtain a sufficient number of advance proxies to execute the written consent adopting the merger agreement.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by ESS. See “Where You Can Find More Information” beginning on page 149 for a list of documents incorporated herein by reference.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of the Company could differ materially from the forward-looking statements. All forward-looking statements in this joint proxy statement/prospectus are current only as of the date on which the statements were made. We do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

RISK FACTORS

Shareholders of ESS should carefully consider the following risk factors, in addition to the other information contained in this joint proxy statement/prospectus, in connection with their decision to approve the principal terms of the reincorporation merger and to submit an advance proxy authorizing the execution and delivery of the written consent of the stockholders of ESS Delaware adopting the merger agreement.

Risks Related to the Mergers

There may be unexpected delays in the consummation of the mergers, which would delay receipt of merger consideration by ESS Delaware stockholders.

The mergers are expected to close in the second quarter of 2008. However, certain events may delay the consummation of the mergers, including difficulties in obtaining the approval of the principal terms of the reincorporation merger by our shareholders or in obtaining sufficient advance proxies to adopt the merger agreement, delays in satisfaction of the closing conditions to which the mergers are subject, delisting of our shares by the NASDAQ Global Market or a determination by the NASDAQ Stock Market Listing Qualifications Panel not to list the shares of ESS Delaware to be issued in the reincorporation merger. If one or more of these events occur, the receipt of the cash-out merger consideration by ESS Delaware stockholders may be delayed and the mergers and the sale to Imperium ultimately may not be completed.

If the mergers are not completed, ESS’ stock price and future business operations could be harmed.

The mergers are subject to a number of conditions to closing, including the approval by the shareholders of ESS of the principal terms of the reincorporation merger and the consent of the stockholders of ESS Delaware to the adoption of the merger agreement, the accuracy of our representations and warranties, compliance with covenants, and the absence of a material adverse change in our business. In order to approve the reincorporation merger, a majority of the outstanding shares of ESS common stock entitled to vote at the annual meeting must vote to approve the principal terms of the reincorporation merger. In order to approve the cash-out merger, a majority of the outstanding shares of common stock of ESS Delaware entitled to vote must adopt the merger agreement. If the shareholders of ESS fail to approve the reincorporation merger or fail to submit sufficient advance proxies to execute and deliver the written consent adopting the merger agreement, we will not be able to complete the mergers and you will not receive the merger consideration. As a result, there can be no assurance that the mergers will be completed in a timely manner or at all.

If the mergers are not completed for any reason, the stock price of ESS may decline, particularly if the current market price of our common stock reflects a positive market assumption that the mergers will be completed. Additionally, if the merger agreement is terminated, ESS may be unable to find a partner willing to engage in a similar transaction on terms as favorable as those set forth in the merger agreement, or at all. This could limit ESS’ ability to pursue its strategic goals.

Uncertainty about the mergers and diversion of management could harm ESS, whether or not the mergers are completed.

Uncertainty about the effect of our pending acquisition by Imperium and uncertainty with respect to the completion of the cash-out merger could adversely affect our business. This uncertainty could lead to a loss of customers, a decline in revenues, impairment in our ability to make necessary operational improvements in our business, an inability to retain or motivate current employees or attract new employees, and deterioration in our results of operations. These adverse affects may be enhanced by the diversion of management time and attention toward completing the mergers.

We may be delisted from the NASDAQ Global Market and the shares of common stock of ESS Delaware may not be listed on the NASDAQ Global Market.

In January 2008, the NASDAQ Stock Market staff notified us of its decision to delist our common stock from the NASDAQ Global Market as a result of our failure to hold our annual meeting of shareholders in 2007 in accordance with the NASDAQ Global Market’s continued listing requirements. Our hearing before the NASDAQ Stock Market Hearings Panel to appeal the staff’s decision was held in February 2008. On April 2, 2008, the panel sent us a letter informing us that we have until May 30, 2008 to solicit proxies for and hold the annual meeting. If we do not hold our meeting by May 30, 2008, NASDAQ may delist our common stock regardless of whether our shareholders elect directors or approve the sale to Imperium. Further, on April 2, 2008, the NASDAQ Stock Market staff sent us a deficiency letter notifying us that we are not in compliance with NASDAQ’s audit committee requirement because we have only two directors serving on our audit committee as a result of the passing away of Mr. Bruce J. Alexander, a member of our board of directors and audit committee, on March 25, 2008. The staff informed us that we must demonstrate compliance with the three independent member audit committee requirement no later than September 22, 2008.

Our next annual shareholders’ meeting will be the annual meeting outlined in this joint proxy statement/prospectus, which we expect to hold in the second quarter of 2008. We cannot guaranty that we will be able to hold the annual meeting prior to May 30, 2008. In light of this uncertainty, we intend to appeal the NASDAQ decision to the Nasdaq Listing and Hearing Review Council, although this further appeal process will not stay the delisting. With respect to the second NASDAQ matter, we are searching for a third member to serve on our audit committee, but if the cash-out merger is consummated before September 22, 2008, we may not replace Mr. Alexander.

In addition, as soon as practicable following the closing of the reincorporation merger, we intend to notify the Nasdaq Stock Market of the reincorporation of ESS to change its place of organization from California to Delaware. If our stock is delisted from the NASDAQ Global Market or the NASDAQ Stock Market determines not to list the shares of common stock of ESS Delaware issued in the reincorporation merger, the mergers and our sale to Imperium may be substantially delayed or may not be completed at all. If our stock is no longer listed for trading on a national stock exchange, the reincorporation merger, which must be completed prior to closing of the cash-out merger, will require compliance with the individual securities laws, or “blue sky” laws, of each of the 50 states. Any blue sky law compliance would be time consuming and expensive, may not be possible, and could result in delay in the completion of the cash-out merger or termination of the merger agreement. In addition, if our stock is delisted from the NASDAQ Global Market, and if the long-arm provision of Section 2115 of the California Corporations Code is held to apply to ESS Delaware, ESS Delaware may be subject to certain limitations on distributions to stockholders that could apply to the cash-out merger and if they did apply, would cause the cash-out merger to be in violation of California law. Please see “Proposal One — The Reincorporation Merger; Advance Proxy — The Cash-Out Merger — Reasons for the Reincorporation Merger” beginning on page 42 below and “Differences between the Rights of ESS Shareholders and ESS Delaware Stockholders” beginning on page 59.

Following the reincorporation merger, your rights as a shareholder will be governed by Delaware law instead of California law and you should note the differences.

There are differences between the provisions in Delaware law and California law governing the rights of shareholders that may affect you. You should note the differences between Delaware law and California law, including the laws regarding your appraisal rights, in the section herein entitled “Differences between the Rights of ESS Shareholders and ESS Delaware Stockholders beginning on page 67.

Your ability to sell or otherwise transfer your shares of ESS Delaware common stock between the closing of the reincorporation merger and the closing of the cash-out merger may be limited.

Each of ESS and Echo has agreed, to the extent reasonably practicable and subject to compliance with all applicable laws and rules and regulations of the NASDAQ Global Market, to use its commercially reasonable efforts to cause trading in shares of ESS Delaware common stock on the NASDAQ Global Market (subsequent to listing thereof, if any) to be suspended immediately following the effective time of the reincorporation merger and to close the stock transfer books of ESS Delaware immediately following the effective time of the reincorporation merger, preventing any transfers of shares of ESS Delaware common stock on the records of ESS Delaware between the time of the reincorporation merger and the time of the cash-out merger. ESS and Echo have agreed to halt trading and to close the transfer books of ESS Delaware in order to determine the holders of record of ESS Delaware common stock immediately following the consummation of the reincorporation merger, and to ensure that a sufficient number of effective advance proxies have been received to authorize the adoption of the merger agreement by ESS Delaware’s stockholders immediately following the consummation of the reincorporation merger and to ensure that the shares of common stock of ESS Delaware that are the subject of such advance proxies are not transferred between the time of the consummation of the reincorporation merger and the consummation of the cash-out merger.

If we are able to cause trading in shares of ESS Delaware common stock on the NASDAQ Global Market to be suspended immediately following the effective time of the reincorporation merger and/or to close the stock transfer books of ESS Delaware immediately following the effective time of the reincorporation merger, your ability to sell or otherwise transfer shares of ESS Delaware common stock you would receive in the reincorporation merger will be limited and you may not be able to transfer any such shares of ESS Delaware common stock at all during the time period between the closing of the reincorporation merger and the closing of the cash-out merger. As a result, you may have significantly reduced or no liquidity in your investment in ESS Delaware between the time of the reincorporation merger and the cash-out merger and you may not be able to sell your shares of ESS Delaware in a timely manner or at all.

Certain directors and executive officers of ESS and Echo may have potential conflicts of interest in recommending that you vote to approve the principal terms of the reincorporation merger and adopt the merger agreement.

ESS and Echo’s directors and executive officers have interests in the mergers as individuals in addition to the interests of ESS shareholders. See “Proposal One — The Reincorporation Merger Advance Proxy — The Cash-Out Merger — Interests of Directors and Executive Officers in the Mergers.”

In certain instances, the merger agreement requires payment of a termination fee to Imperium and reimbursement of expenses of Imperium. Payment of these amounts could adversely affect ESS’ financial condition or reduce the likelihood that another party proposes an alternative transaction to the mergers.

Under the terms of the merger agreement, ESS may be required to pay Imperium a termination fee of $1,981,000 plus reimbursement of Imperium’s costs of up to $500,000 if the merger agreement is terminated under certain circumstances, including the acceptance by ESS (or our board) of a superior proposal. The termination fee and expense reimbursement provisions could affect the structure, pricing and terms proposed by other parties seeking to acquire or merge with ESS, including the possibility that any such other party might choose not to make an alternative transaction proposal to ESS as a result of the termination fee and expense reimbursement provisions. In addition, should the merger agreement be terminated in circumstances under which such a termination fee and expense reimbursement is payable, the payment of such a fee would reduce the amount of cash available to ESS going forward. For a description of the termination fee payable by ESS under the merger agreement, see “The Merger Agreement — Fees and Expenses,” beginning on page 86.

Trading in shares of our common may make it more difficult to obtain a sufficient number of advance proxies to execute the written consent adopting the merger agreement.

Any advance proxy submitted by a shareholder of ESS who then sells or transfers their shares prior to the effective time of the reincorporation merger will be null and void and we will not be able to include that shareholder’s advance proxy in the written consent. As a result, it may be difficult to obtain a sufficient number of advance proxies to execute the written consent adopting the merger agreement due to trading in our common stock prior to the effective time of the reincorporation merger and, even if we do receive advance proxies representing a majority of the shares of ESS Delaware common stock, the reincorporation merger and the cash-out merger may not be consummated if advance proxies provided by ESS shareholders who continue to own their shares of ESS immediately prior to the effective time of the reincorporation merger represent less than a majority of the shares of ESS Delaware common stock that would be outstanding following the reincorporation merger.

Risks Related to the Company’s Business

We have a history of losses and expect to continue to incur net losses in the near-term.

We have experienced operating losses in each quarterly and annual period since the quarter ended September 30, 2004. We incurred net income of $3.1 million for the fiscal year ended December 31, 2007 including the gain on sale of technology and tangible assets of $10.4 million and net losses of approximately $44.1 million, $99.6 million, and $35.6 million for the fiscal years ended December 31, 2006, 2005, and 2004, respectively. We had an accumulated deficit of approximately $129.5 million as of December 31, 2007. We will need to generate significant increases in our revenues and margins to achieve or maintain profitability or significantly reduce operating expenses or both. There can be no certainty that our efforts to restructure and reduce our operating expenses will reduce or eliminate these losses; indeed, the reductions and restructuring could increase losses due to reduced revenue levels. There can be no certainty that these operating losses will not continue and consume our working capital.

If our new business strategy is unsuccessful, it could significantly harm our business and operating results.

On September 18, 2006, we announced an ongoing review of our business strategy. In particular, we announced a business strategy to concentrate our standard DVD business activities on serving a few large customers and to look for business partners or acquirers for our high definition HD DVD and Blu-ray DVD business and our camera phone business. On November 3, 2006 we entered into a DVD Technology License Agreement with Silan for the exclusive license of certain standard definition DVD technologies and also granted Silan a non-exclusive license for our remaining standard definition DVD technology, although Silan has recently notified us that it does not intend to proceed with the development, manufacture and sale of any of the DVD technology we licensed to Silan and we have sent Silan a notice to cure this breach of our agreements. As a result, we may not receive any license revenue from Silan with respect to our standard definition DVD technology licensed to Silan. On February 16, 2007, we entered into Asset Purchase Agreements with SiS to sell our HD-DVD and Blu-ray DVD assets and technologies and on the same date announced we were reducing operations of our camera phone business. In conjunction with this strategic review we are currently maintaining our remaining standard definition DVD business and entering into the business of designing, manufacturing and marketing analog processor chips. If the market for our licensed VCD and/or DVD businesses, our retained DVD standard definition businesses or the market for our new product offerings is smaller than we anticipated, our results of operations and business would be adversely affected. In addition, one of our new analog products for a new market we had hoped to enter in 2008 has been delayed beyond the key Christmas and Chinese New Year seasons and we do not expect to bring this new product to market until later in 2009. We expect this delay in bringing this new product to market, will delay our ability to derive revenues from such product. Selling and/or licensing of our standard definition DVD and high definition DVD businesses and shutting down our camera phone business may also reduce the scale of our business and income stream and result in our greater reliance on our remaining businesses. Our strategy to expand our digital audio and analog processor chip businesses is new, and unproven.

Our business strategy is currently going through significant evaluation and change.

We announced on September 18, 2006 that our business strategy has been going through a significant transition. This transition and our current strategy may fail to stop our operating losses, and we may take alternative measures.

As part of this transition, we may not be able to make our current lines of business profitable and therefore may exit them. We may not be able to identify or acquire or transition to new lines of business that may be profitable, and we may not have enough resources to transition to certain alternative lines of business. We are also evaluating alternative business models, markets, products, industries and technologies. We may determine it is in the best interests of our shareholders to move us into alternative lines of business, industries and/or markets other than those in which we have historically operated.

Our business is highly dependent on the expansion of the consumer electronics market and our ability to respond to changes in such market.

Our focus has been developing products primarily for the consumer electronics market. Due to the short life-cycle of the products in this market, we must identify and capitalize on market opportunities in a timely manner to become a leader in these product areas. Historically, we have had to respond to market trends, identify key products and become the market leader for such products in order to succeed. Unfortunately, we have been unable to maintain our market position in recent periods. The DVD market and our role in that market have shifted, and, as a result, in

November 2006 we granted a license for Silan to take over the design, manufacture and sale of certain of our standard definition DVD products, and we also recently sold and licensed our HD-DVD and Blu-ray DVD technologies to SiS. We have historically and we expect to continue to evaluate our strategies in our businesses to ensure that we focus on the technologies and markets that will provide us the best opportunities for the future. Nonetheless, our strategy in potential new markets may not be successful. If the markets for these products and applications decline or fail to develop as expected, or if we are not successful in our efforts to market and sell our products to manufacturers who incorporate our chip into their products, we could exit our historic lines of business and enter other lines of business outside of semiconductors, and it could have a material adverse effect on our business financial conditions and results of operations

We operate in highly competitive markets.

The markets in which we operate are intensely competitive and are characterized by rapid technological changes, rapid price reductions and short product life cycles. Competition typically occurs at the design stage, when customers evaluate alternative design approaches requiring integrated circuits. Because of short product life cycles, there are frequent design win competitions for next-generation systems.

We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with products that may be provided at lower costs or provide higher levels of integration, higher performance or additional features. In some cases, our competitors have been acquired by even larger organizations, giving them access to even greater resources with which to compete. Advancements in technology can change the competitive environment in ways that may be adverse to us. Unless we are able to develop and deliver highly desirable products in a timely manner continuously and achieve market domination in one or more product lines, we will not be able to achieve long-term sustainable success in this fast consolidating industry. If we are only able to offer commodity products, our results of operations and long-term success will suffer and we will fall prey to stronger competitors. For example, today’s high-performance central processing units in PCs have enough excess computing capacity to perform many of the functions that formerly required a separate chip set, which has reduced demand for our PC audio chips, among other chips. Moreover, our VCD and standard definition DVD products have begun to experience commodity like pricing pressures as new technologies evolve. The announcements and commercial shipments of competitive products could adversely affect sales of our products and may result in increased price competition that would adversely affect the average selling price (“ASP”) and margins of our products.

The following factors may affect our ability to compete in our highly competitive markets:

•	The timing and success of our new product introductions and those of our customers and competitors;

•	The ability to control product cost and produce consistent yield of our products;

•	The ability to obtain adequate foundry capacity and sources of raw materials;

•	The price, quality and performance of our products and the products of our competitors;

•	The emergence of new multimedia standards;

•	The development of technical innovations;

•	The rate at which our customers integrate our products into their products;

•	The number and nature of our competitors in a given market; and

•	The protection of our intellectual property rights.

We may need additional funds to execute our business plan, and if we are unable to obtain such funds, we may not be able to expand our business, and if we do raise such funds, the shareholders’ ownership in ESS may be subject to dilution.

We may be required to obtain substantial additional capital to finance our future growth, fund our ongoing research and development activities and acquire new technologies or companies. To the extent that our existing sources of liquidity and cash flow from operations are insufficient to fund our activities, we may need to seek additional equity or debt financing from time to time. Additional financing may not be available to us when needed or, if available, it may not be available on terms favorable to us. We may need to consummate a private placement or public offering of our capital stock at a lower price than you paid for your shares. If we raise additional capital through the issuance of new securities at a lower price than you paid for your shares, you will be subject to additional dilution. Further, such equity securities may have rights, preferences or privileges senior to those of our existing common stock.

To compete in our industry, we may need to acquire other companies and technologies and/or restructure our businesses, and we may not be successful acquiring key targets, integrating our acquisitions into our businesses or restructuring our businesses effectively.

We believe the semiconductor industry is experiencing a general industry consolidation. To remain competitive, a semiconductor company must be able to offer high-demand products and renew its product offerings in a timely manner. In order to meet such a high turn over in product offerings, in addition to our own research and development of new products, we regularly consider strategic additions or deletions of our product offerings to enhance our strategic position. To remain competitive in this rapidly changing market, we need to constantly update our product offering and realign our cost structure to bring to the market more sophisticated and cost-effective products. However, we may not be able to identify and consummate suitable acquisitions and investments effectively. Conversely, we may not be able to restructure and realign our businesses effectively. Strategic transactions carry risks that could have a material adverse effect on our business, financial condition and results of operations, including:

•	The failure of the acquired products or technology to attain market acceptance, which may result from our inability to leverage such products and technology successfully;

•	The failure to integrate acquired products and business with existing products and corporate culture;

•	The inability to restructure or realign our businesses effectively and cost-efficiently;

•	The inability to retain key employees from the acquired company;

•	Diversion of management attention from other business concerns;

•	The potential for large write-offs of intangible assets;

•	Issuances of equity securities dilutive to our existing shareholders;

•	The incurrence of substantial debt and assumption of unknown liabilities; and

•	Our ability to properly access and maintain an effective internal control environment over an acquired company in order to comply with public reporting requirements.

Our quarterly operating results are subject to fluctuations that may cause volatility or a decline in the price of our stock.

Historically, our quarterly operating results have fluctuated significantly. Our future quarterly operating results will likely fluctuate from time to time and may not meet the expectations of securities analysts and investors in a particular future period. The price of our common stock could decline due to such fluctuations. The following factors may cause significant fluctuations in our future quarterly operating results:

•	Charges related to the net realizable value of inventories;

•	Changes in demand or sales forecast for our products;

•	Changes in the mix of products sold and our revenue mix;

•	Changes in the cost of producing our products;

•	The timely implementation of customer-specific hardware and software requirements for specific design wins;

•	Increasing pricing pressures and resulting reduction in the ASP of any or all of our products;

•	Availability and cost of foundry capacity;

•	Gain or loss of significant customers;

•	Seasonal customer demand;

•	The cyclical nature of the semiconductor industry;

•	The timing of our and our competitors’ new product announcements and introductions and the market acceptance of new or enhanced versions of our and our customers’ products;

•	The timing of significant customer orders and/or design wins;

•	Charges related to the impairment of other intangible assets;

•	Loss of key employees which could impact sales or the pace of product development;

•	The “turns” basis of most of our orders, which makes backlog a poor indicator of the next quarter’s revenue;

•	The potential for large adjustments due to resolution of multi-year tax examinations;

•	The lead time we normally receive for our orders, which makes it difficult to predict sales until the end of the quarter;

•	Availability and cost of raw materials;

•	Significant increases in expenses associated with the expansion of operations; and

•	A shift in manufacturing of consumer electronic products away from Asia.

We often purchase inventories based on sales forecasts and if anticipated sales do not materialize, we may continue to experience significant inventory charges.

We currently place non-cancelable orders to purchase our products from independent foundries and other vendors on an approximately three-month rolling basis, while our customers generally place purchase orders (frequently with short lead times) with us that may be cancelled without significant penalty. Some of these customers may require us to demonstrate our ability to deliver in response to their short lead-time. In order to accommodate such customers, we have to commit to certain inventories before we have a firm commitment from our customers. If anticipated sales and shipments in any quarter are cancelled, do not occur as quickly as expected or become subject to declining ASPs, expense and inventory levels could be disproportionately high and we may be required to record significant inventory charges in our statement of operations in a particular period. In accordance with our accounting policy, we reduce the carrying value of our inventories for estimated slow-moving, excess, obsolete, damaged or otherwise unmarketable products by an amount based on forecasts of future demand and market conditions. As our business grows, we may increasingly rely on distributors, which may further impede our ability to accurately forecast product orders. Additionally, we may venture into new products with different supply chain and logistics requirements which may in turn cause excess or shortage of inventory.

Our research and development investments may fail to enhance our competitive position.

We invest a significant amount of time and resources in our research and development activities to enhance and maintain our competitive position. Technical innovations are inherently complex and require long development cycles and the commitment of extensive engineering resources. We incur substantial research and development costs to confirm the technical feasibility and commercial viability of a product that in the end may not be successful. If we are not able to successfully complete our research and development projects on a timely basis, we may face competitive disadvantages. There is no assurance that we will recover the development costs associated with these projects or that we will be able to secure the financial resources necessary to fund future research and development efforts.

We have recently significantly reduced the size of our research and development workforce and the remaining personnel may not be adequate to enable us to successfully manage existing projects or enter new product markets. Our margins may decrease to a point where we will be unable to sustain the research and development resources necessary to remain competitive.

Our success within the semiconductor industry depends upon our ability to develop new products in response to rapid technological changes and evolving industry standards.

The semiconductor industry is characterized by rapid technological changes, evolving industry standards and product obsolescence. Our success is highly dependent upon the successful development and timely introduction of new products at competitive prices and performance levels. Recently our financial performance has suffered because we were late with product introductions compared to our competition and we expect this trend in our financial performance to continue until we deliver new product offerings that are competitive and accepted by the market. The success of new products depends on a number of factors, including:

•	Anticipation of market trends;

•	Timely completion of design, development, and testing of both the hardware and software for each product;

•	Timely completion of customer specific design, development and testing of both hardware and software for each design win;

•	Market acceptance of our products and the products of our customers;

•	Offering new products at competitive prices;

•	Meeting performance, quality and functionality requirements of customers and OEMs; and

•	Meeting the timing, volume and price requirements of customers and OEMs.

Our products are designed to conform to current specific industry standards; however, we have no control over future modifications to these standards. Manufacturers may not continue to follow the current standards, which would make our products less desirable to manufacturers and reduce our sales. Our success is highly dependent upon our ability to develop new products in response to these changing industry standards.

Our sales may fluctuate due to seasonality and changes in customer demand.

Since we are primarily focused on the consumer electronics market, we are likely to be affected both by changes in consumer demand and by seasonality in the sales of our products. Historically, over half of consumer electronics products are sold during the holiday seasons. Consequently, our results during a period that covers a non-holiday season may vary dramatically from a period that covers a holiday season. Consumer electronics product sales have historically been much higher during the holiday shopping seasons than during other times of the year, although the manufacturers’ shipments vary from quarter to quarter depending on a number of factors, including retail levels and retail promotional activities. In addition, consumer demand often varies from one product to another in consecutive holiday seasons and is strongly influenced by the overall state of the economy. Because the consumer electronics market experiences substantial seasonal fluctuations, seasonal trends may cause our quarterly operating results to fluctuate significantly and our inability to forecast these trends may adversely affect the market price of our common stock. For instance, as ASPs for DVD products decline, customer demands for VCD products, from which we enjoy a good product margin, even under our recent arrangement to license our VCD products, may shift to DVD products and ultimately render our VCD products obsolete. In the future, if the market for our products is not as strong during the holiday seasons, whether as a result of changes in consumer tastes, changes in our mix of products or because of an overall reduction in consumer demand due to economic conditions, we may fail to meet expectations of securities analysts and investors which could cause our stock price to fall.

Our products are subject to increasing pricing pressures.

The markets for most of the applications for our chips are characterized by intense price competition. The willingness of OEMs to design our chips into their products depends, to a significant extent, upon our ability to sell our products at cost-effective prices. We expect the ASP of our existing products (particularly our DVD decoder) to decline significantly over their product lives as the markets for our products mature, new products or technology emerge and competition increases. If we are unable to reduce our costs sufficiently to offset declines in product prices or are unable to introduce more advanced products with higher margins, our gross margins may decline in the future.

We may lose business to competitors who have significant competitive advantages.

Our existing and potential competitors consist, in part, of large domestic and international companies that have substantially greater financial, manufacturing, technical, marketing, distribution and other resources, greater intellectual property rights, broader product lines and longer-standing relationships with customers than we have. These competitors may have more visibility into market trends, which is critically important in an industry characterized by rapid technological changes, evolving industry standards and product obsolescence. Our competitors also include a number of independent and emerging companies who may be able to better adapt to changing market conditions and customer demand. In addition, some of our current and potential competitors maintain their own semiconductor fabrication facilities and could benefit from certain capacity, cost and technical advantages. We expect that market experience to date and the predicted growth of the market will continue to attract and motivate more and stronger competitors.

In the Video business, DVD and VCD players face significant competition from video-on-demand, VCRs and other video formats. Further, VCD players, which tend to be viewed as a less expensive alternative, are being replaced by DVD players as DVD players come down in price. We expect that the DVD platform will face competition from other platforms including set-top-boxes, as well as multi-function game boxes being manufactured and sold by large companies. Some of our competitors may be more diversified than us and may supply chips for multiple platforms. Any of these competitive factors could reduce our sales and market share and may force us to lower our prices, adversely affecting our business, financial condition and results of operations.

As we focus on standard definition DVD technology and move away from HD-DVD and Blu-ray DVD technologies, demand may shift in such a way that we would no longer have the technology to address the market’s changing demand and be unable to remain competitive.

Our business is dependent upon retaining key personnel and attracting new employees.

Our success depends to a significant degree upon the continued contributions of our top management including Robert L. Blair, our President and Chief Executive Officer (“CEO”). Fred S.L. Chan, our Chairman of the Board, and James B. Boyd, our Chief Financial Officer, recently resigned and Bruce J. Alexander, who took over as our Chairman of the Board, recently passed away. The loss of the services of Mr. Blair or any of our other key executives could adversely affect our business. We may not be able to retain our other key personnel and searching for key personnel replacements could divert the attention of other senior management and increase our operating expenses. We currently do not maintain any key person life insurance.

Additionally, to manage our future operations effectively, we will need to hire and retain additional management personnel, design personnel as well as hardware and software engineers. We may have difficulty recruiting these employees or integrating them into our business. The loss of services of any of our key personnel, the inability to attract and retain qualified personnel in the future, or delays in hiring required personnel, particularly design personnel and software engineers, could make it difficult to implement our key business strategies, such as timely and effective product introductions.

Changes in stock option accounting rules may adversely impact our reported operating results prepared in accordance with generally accepted accounting principles, our stock price and our competitiveness in the employee marketplace.

Our success and competitiveness depend in large part on our ability to attract, retain and motivate key employees. Achieving this objective may be difficult due to many factors, including fluctuations in global economic and industry conditions, changes in our management or leadership, the effectiveness of our compensation programs, including our equity-based programs, and competitors’ hiring practices. In addition, we began recording a charge to earnings for stock options and ESPP shares in our first fiscal quarter of 2006. This requirement reduces the attractiveness of certain equity-based compensation programs as the expense associated with the grants decreases our profitability. We may make certain adjustments to our broad-based equity compensation programs. These changes may reduce the effectiveness of compensation programs. If we do not successfully attract, retain and motivate key employees as a result of these or other factors, our ability to capitalize on our opportunities and our operating results and may be materially and adversely affected.

We rely on distributors for a significant portion of our revenues and if these relationships deteriorate our financial results could be adversely affected.

Sales through our then-current largest distributor FE Global (a Singapore-based company) were approximately 18%, 32% and 37% of our net revenues for the fiscal year ended December 31, 2007, 2006 and 2005, respectively. As previously announced, on August 31, 2007, our distribution agreement with FE Global was terminated, and we signed a new distribution agreement with CKD (Hong Kong) High Tech Company Limited (“CKD”) who will perform similar functions as those previously provided by FE Global. In addition to FE Global, Weiking Industrial Company, Ltd. (“Weiking”) accounted for 11% of our revenues in 2007. Our distributors are not subject to any minimum purchase requirements and can discontinue marketing any of our products at any time. In addition, our distributors have rights of return for unsold products and rights to pricing allowances to compensate for rapid, unexpected price changes. Therefore, we do not recognize revenue until sold through to our end-customers. If our relationship with our distributors deteriorates, our revenues could fluctuate significantly as we experience disruption to our sales and collection processes. We may increasingly rely on distributors, which may reduce our exposure to future sales opportunities. Although we believe that we could replace our distributors, there can be no assurance that we could replace them in a timely manner, or even if a replacement were found, that the new distributor would be as effective in generating revenue for us. The reduction, delay or cancellation of orders from our distributors or the loss of a distributor could materially and adversely affect our business, financial condition and results of operations. In addition, any difficulty in collecting amounts due from our distributors could harm our financial condition.

Our customer base is highly concentrated, so the loss of a major customer could adversely affect our business.

A substantial portion of our net revenues has been derived from sales to a small number of our customers. During the fiscal year ended December 31, 2007, sales to our top five end-customers across business segments (including end-customers that buy our products from our former largest distributor FE Global) accounted for approximately 66% of our net revenues. We expect this concentration of sales to continue along with other changes in the composition of our customer base. The reduction, delay or cancellation of orders from one or more major customers or the loss of one or more major customers could materially and adversely affect our business, financial condition and results of operations. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial condition.

Because we are dependent upon a limited number of suppliers, we could experience delivery disruptions or unexpected product cost increases.

We depend on a limited number of suppliers to obtain adequate supplies of quality raw materials on a timely basis. We do not generally have guaranteed supply arrangements with our suppliers. If we have difficulty in obtaining materials in the future, alternative suppliers may not be available, or if available, these suppliers may not provide materials in a timely manner or on favorable terms. If we cannot obtain adequate materials for the manufacture of our products, we may be forced to pay higher prices, experience delays and our relationships with our customers may suffer.

In addition, we license certain technology from third parties that is incorporated into many of our key products. If we are unable to obtain or license the technology on commercially reasonable terms and on a timely basis, we will not be able to deliver products to our customers on competitive terms and in a timely manner and our relationships with our customers may suffer.

We may not be able to adequately protect our intellectual property rights from unauthorized use and we may be subject to claims of infringement of third-party intellectual property rights.

To protect our intellectual property rights we rely on a combination of patents, trademarks, copyrights and trade secret laws and confidentiality procedures. We have numerous patents granted in the United States with some corresponding foreign patents. These patents will expire at various times. We cannot assure you that patents will be issued from any of our pending applications or applications in preparation or that any claims allowed from pending applications or applications in preparation will be of sufficient scope or strength. We may not be able to obtain patent protection in all countries where our products may be sold. Also, our competitors may be able to design around our patents. The laws of some foreign countries may not protect our products or intellectual property rights to the same extent, as do the laws of the United States. We cannot assure you that the actions we have taken to protect our intellectual property will adequately prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions. Litigation by or against us could result in significant expense and divert the efforts of our technical and management personnel, whether or not such litigation results in a favorable determination for us. Any claim, even if without merit, may require us to spend significant resources to develop non-infringing technology or enter into royalty or cross-licensing arrangements, which may not be available to us on acceptable terms, or at all. We may be required to pay substantial damages or cease the use and sale of infringing products, or both. In general, a successful claim of infringement against us in connection with the use of our technologies could adversely affect our business and our results of operations could be significantly harmed. See “Business and Properties of the Company-Legal Proceedings” beginning on page 128. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. In the event of an adverse result in any such litigation our business could be materially harmed.

We have significant international sales and operations that are subject to the special risks of doing business outside the United States.

Substantially all of our sales are to customers (including distributors) in China, Hong Kong, Taiwan, Indonesia and Korea. During the fiscal year ended December 31, 2007, sales to customers in China, Hong Kong, Taiwan, Indonesia and Korea were approximately 87% of our net revenues. If our sales in one of these countries or territories, such as Korea, were to fall, our financial condition could be materially impaired. We expect that international sales will continue to represent a significant portion of our net revenues. In addition, substantially all of our products are manufactured, assembled and tested by independent third parties in Asia. There are special risks associated with conducting business outside of the United States, including:

•	Unexpected changes in legislative or regulatory requirements and related compliance problems;

•	Political, social and economic instability;

•	Lack of adequate protection of our intellectual property rights;

•	Changes in diplomatic and trade relationships, including changes in most favored nations trading status;

•	Tariffs, quotas and other trade barriers and restrictions;

•	Longer payment cycles, greater difficulties in accounts receivable collection and greater difficulties in ascertaining the credit of our customers and potential business partners;

•	Potentially adverse tax consequences, including withholding in connection with the repatriation of earnings and restrictions on the repatriation of earnings;

•	Difficulties in obtaining export licenses for technologies;

•	Language and other cultural differences, which may inhibit our sales and marketing efforts and create internal communication problems among our U.S. and foreign counterparts; and

•	Currency exchange risks.

Our products are manufactured by independent third parties.

We rely on independent foundries to manufacture all of our products. Substantially all of our products are currently manufactured by TSMC, GSMC, and other independent Asian foundries in Asia. Our reliance on these or other independent foundries involves a number of risks, including:

•	Possibility of an interruption or loss of manufacturing capacity;

•	Reduced control over delivery schedules, manufacturing yields and costs; and

•	The inability to reduce our costs as rapidly as competitors who perform their own manufacturing and who are not bound by volume commitments to subcontractors at fixed prices.

Any failure of these third-party foundries to deliver products or otherwise perform as requested could damage our relationships with our customers and harm our sales and financial results.

To address potential foundry capacity constraints in the future, we may be required to enter into arrangements, including equity investments in or loans to independent wafer manufacturers in exchange for guaranteed production capacity, joint ventures to own and operate foundries, or “take or pay” contracts that commit us to purchase specified quantities of wafers over extended periods. These arrangements could require us to commit substantial capital or to grant licenses to our technology. If we need to commit substantial capital, we may need to obtain additional debt or equity financing, which could result in dilution to our shareholders.

We have extended sales cycles, which increase our costs in obtaining orders and reduce the predictability of our earnings.

Our potential customers often spend a significant amount of time to evaluate, test and integrate our products. Our sales cycles often last for several months and may last for up to a year or more. These longer sales cycles require us to invest significant resources prior to the generation of revenues and subject us to greater risk that customers may not order our products as anticipated. In addition, orders expected in one quarter could shift to another because of the timing of customers’ purchase decisions. Any cancellation or delay in ordering our products after a lengthy sales cycle could adversely affect our business.

Our products are subject to recall risks.

The greater integration of functions and complexity of our products increase the risk that our customers or end users could discover latent defects or subtle faults in our products. These discoveries could occur after substantial volumes of product have been shipped, which could result in material recalls and replacement costs. Product recalls could also divert the attention of our engineering personnel from our product development needs and could adversely impact our customer relationships. In addition, we could be subject to product liability claims that could distract management, increase costs and delay the introduction of new products.

The semiconductor industry is subject to cyclical variations in product supply and demand.

The semiconductor industry is subject to cyclical variations in product supply and demand, the timing, length and volatility of which are difficult to predict. Downturns in the industry have been characterized by abrupt fluctuations in product demand, production over-capacity and accelerated decline of ASP. Upturns in the industry have been characterized by rising costs of goods sold and lack of production capacity at our suppliers. These cyclical changes in demand and capacity, upward and downward, could significantly harm our business. Our quarterly net revenues and gross margin performance could be significantly impacted by these cyclical variations. A prolonged downturn in the semiconductor industry could materially and adversely impact our business, financial condition and results of operations. We cannot assure you that the market will improve from a cyclical downturn or that cyclical performance will stabilize or improve.

The value of our common stock may be adversely affected by market volatility.

The price of our common stock fluctuates significantly. Many factors influence the price of our common stock, including:

•	Future announcements concerning us, our competitors or our principal customers, such as quarterly operating results, changes in earnings estimates by analysts, technological innovations, new product introductions, governmental regulations, or litigation;

•	Changes in accounting rules, particularly those related to the expensing of stock options and accounting for uncertainty in income taxes;

•	The liquidity within the market for our common stock;

•	Sales or purchases by us or by our officers, directors, other insiders and large shareholders;

•	Investor perceptions concerning the prospects of our business and the semiconductor industry;

•	Market conditions and investor sentiment affecting market prices of equity securities of high technology companies; and

•	General economic, political and market conditions, such as recessions or international currency fluctuations.

We are incurring additional costs and devoting more management resources to comply with increasing regulation of corporate governance and disclosure.

We are spending an increased amount of management time and external resources to analyze and comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and the NASDAQ Global Market rules and listing requirements. Devoting the necessary resources to comply with evolving corporate governance and public disclosure standards may result in increased general and administrative expenses and attention to these compliance activities and divert management’s attention from our on-going business operations.

Failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include a report of management’s assessment of the design and effectiveness of our internal controls as part of our Annual Report on Form 10-K. In order to issue our report, our management must document both the design for our internal control over financial reporting and the testing processes, including those related to new systems and programs, that support management’s evaluation and conclusion. During the course of testing our internal controls each year, we may identify deficiencies which we may not be able to remediate, document and retest in time, due to difficulties including those arising from turnover of qualified personnel, to meet the deadline for management to complete its report. Upon the completion of our testing and documentation, certain deficiencies may be discovered that will require remediation, the costs of which could have a material adverse effect on our results of operations. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time we may not be able to ensure that our management can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In the future, if we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which in turn could have an adverse effect on our stock price.

We are exposed to fluctuations in the market values of our investments and in interest rates.

At December 31, 2007, we had $49.9 million in cash, cash equivalents and short-term investments. These balances represented over 50% of our total assets. We invest our cash in a variety of financial instruments, consisting principally of investments in commercial paper, money market funds, and highly liquid debt securities of corporations, and the United States government and its agencies. These investments are denominated in U.S. dollars. We do not have any investments in auction rate securities.

Investments in both fixed interest rate and floating interest rate instruments carry a degree of interest rate risk. Fixed rate debt securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because any debt securities we hold are classified as “available-for-sale,” no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity. In addition, the credit worthiness of the issuer, relative values of alternative investments, the liquidity of the instrument, and other general market conditions may affect the fair values of interest rate sensitive investments.

PROPOSAL ONE — THE REINCORPORATION MERGER
ADVANCE PROXY — THE CASH-OUT MERGER

The following is a summary of the material aspects of the proposed mergers and related transactions. The following summary may not contain all of the information that is important to you. You are encouraged to read this entire joint proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 12, and the other documents we refer to carefully for a more complete understanding of the mergers and the related transactions.

Background of the Mergers

Our board of directors and our senior management periodically review and assess strategic alternatives available to us. We announced in September 2006 that our board of directors and management would conduct an ongoing strategic review of our operations and business plan. Between the time of that announcement and the second quarter of 2007, ESS sold its advanced BluRay/HD-DVD technology for $13.5 million, licensed certain standard definition DVD products for $3 million plus future royalties, and substantially terminated the production and sale of camera phone image sensors. In connection with those activities, ESS reduced its worldwide headcount from over 500 employees to the current level, as of March 31, 2008, of 148 employees, an approximately 70% reduction.

At a regularly scheduled meeting of our board of directors held on April 21, 2007, Mr. Fred Chan, at that time the chairman of our board of directors, and Mr. Robert Blair, our chief executive officer, reported to our board of directors on our current and future business strategies and prospects and their views for the future of our operating businesses, including the status of the video and audio semiconductor industries generally, the difficulties facing United States fabless semiconductor companies like ESS in general due to increased competition from companies in Taiwan and China that benefit from lower costs and structural financial advantages, and the difficulties facing ESS from foreign competition in particular due to a lack of financial and personnel resources necessary to design efficiently new digital semiconductors with their increased complexity and effectively compete in related markets. Messrs. Chan and Blair discussed the effect on our financial condition and results of operations resulting from the cash required to continue to operate our video and analog operations, the advisability of continuing such operations and their concerns that continuing those operations would use a significant amount of cash and other resources, particularly given a relatively low likelihood of building a sustainable business with our then current operations. Messrs. Chan and Blair therefore expressed their view that we should consider strategic alternatives available to us in addition to continuing to operate our current business.

Following a discussion of the views of Messrs. Chan and Blair by the members of our board of directors, Mr. Blair and Mr. James Boyd, at that time our chief financial officer, expressed to our board of directors that either or both of them might be interested in joining or working with entities that might be interested in purchasing ESS or a portion of its business, including the video and/or the analog product lines. Mr. Bruce Alexander, the then-current chairman of our board of directors, also advised our board of directors that in the future he might become engaged with a party, Imperium, which might have an interest in acquiring ESS or its business, although Mr. Alexander also noted that he was not employed by or otherwise affiliated with Imperium. After further discussion among the members of our board of directors, and in view of the actual or apparent conflicts of interest that could arise based on the fact that Messrs. Alexander, Blair and/or Boyd might join or be employed by an acquirer of ESS in the future, our board of directors determined to establish the strategic transaction committee to consider any potential strategic transactions involving ESS, including the sale of any or all of our video product line our analog product line, our physical assets and intellectual property or our entire company, and authorized the strategic transaction committee to retain outside experts, advisors and consultants at its discretion for the purpose of analyzing strategic alternatives. Two members of our board of directors, Mr. Alfred Stein and Mr. Peter Mok, indicated that they would each remain independent from any potential acquirer of ESS or its businesses and Messrs. Stein and Mok were ultimately designated by our board of directors as the members of the strategic transaction committee, whom we refer to as the members, with Mr. Stein named as chairman of the strategic transaction committee.

In early May of 2007, Messrs. Stein and Mok determined to engage a financial advisor to assist the strategic transaction committee in its evaluation of strategic alternatives and Messrs. Stein and Mok interviewed representatives of Needham & Company and representatives of one other financial advisory firm. The members ultimately determined that Needham & Company was qualified to act as the financial advisor to the strategic transaction committee, and to engage Needham & Company, based on Needham & Company’s experience in the semiconductor industry generally, including with companies similar to ESS, and Needham & Company’s work with ESS in particular, including Needham & Company’s engagement as a co-manager for ESS’ initial public offering in 1995, Needham & Company’s advisory role in connection with the spin-off of ESS’ subsidiary Vialta in 2001, Needham & Company’s work as lead underwriter for ESS’ follow-on public offering in 2002, and Needham & Company’s advisory role in connection with ESS’ acquisitions of Divio and Pictos Technologies in 2003.

Prior to engaging Needham & Company, Messrs. Stein and Mok discussed the fact that Needham & Company had represented ESS historically and worked closely with management during its prior engagements, the fact that Mr. Alexander was a former Needham & Company partner and the fact that Mr. Alexander had indicated to our board of directors that he might in the future become engaged with Imperium and that one of Imperium’s founding partners and its chief executive officer was a former partner and the former chief executive officer of Needham & Company’s asset management affiliate, Needham Investment Management, LLC. Messrs. Stein and Mok also discussed the need for assurance that Needham & Company could operate independently of management and the other members of our board of directors. In subsequent discussions in early May of 2007, the strategic transaction committee discussed with Needham & Company its ability to operate independently of management and the other members of our board of directors. After determining, based on these discussions, that Needham & Company would be able to operate independently, Messrs. Stein and Mok determined that Needham & Company should be retained to act as the financial advisor to the strategic transaction committee and determined to commence negotiation of an engagement letter with Needham & Company.

On May 25, 2007, the strategic transaction committee entered into an engagement letter with Needham & Company pursuant to which Needham & Company agreed to act as financial advisor to assist the strategic transaction committee in its financial analysis and consideration of strategic alternatives available to ESS, including a sale of all or a substantial portion of ESS or our business segments or a liquidation of ESS. In addition, in May of 2007, the strategic transaction committee determined to engage independent outside counsel to assist with its evaluation of strategic alternatives and Messrs. Stein and Mok interviewed representatives of four different law firms, including Latham & Watkins LLP, which we refer to as Latham. In late May of 2007, following the strategic transaction committee’s engagement of Needham & Company, Messrs. Stein and Mok determined to engage Latham as independent counsel for the strategic transaction committee based on Latham’s experience with similar transactions in the semiconductor industry and related industries.

The strategic transaction committee held an organizational meeting on May 30, 2007, which Needham & Company, Latham and Mr. Blair attended. All meetings of the strategic transaction committee were attended by conference call unless otherwise noted. The members and certain advisors discussed with Mr. Blair the recent history of ESS and various potential strategic alternatives, including a sale of ESS, a sale of our video and/or analog product lines coupled with a continuing business licensing intellectual property rights and managing royalties, a total liquidation of ESS, or a continuation of ESS’ current business without undertaking a significant strategic transaction. During the meeting, Mr. Blair confirmed his understanding that the strategic transaction committee and certain advisors would control ESS’ evaluation of any potential strategic transaction and the process surrounding any related solicitation of indications of interest in an acquisition of ESS.

The strategic transaction committee met again on June 4, 2007, and the members discussed the timing and process for canvassing the market with respect to a potential sale transaction with representatives from Latham and Needham & Company. The members and certain advisors also reviewed a list prepared by Needham & Company of parties which might be interested in an acquisition of ESS or all or a portion of its business, which we refer to as bidders, and an executive summary with respect to ESS and its business, composed of publicly available information, to be distributed to the potential bidders, drafts of each of which had been presented to the members prior to the meeting. The members and Latham discussed the role of the strategic transaction committee in the process of evaluating strategic alternatives and the powers that had been delegated to the strategic transaction committee by our full board of directors. Latham agreed to work with representatives of Orrick, Herrington &

Sutcliffe LLP, outside counsel to ESS, which we refer to as Orrick, to propose a clarification of the scope of the role and powers of the strategic transaction committee in the evaluation of strategic alternatives for review and approval by our full board of directors. A representative of Latham spoke with the members concerning their fiduciary duties to ESS and its shareholders under California law in connection with the evaluation of strategic alternatives as well as the provisions included in our charter and bylaws and provided by California law that would make it more difficult for a third party to complete an acquisition of ESS on an unsolicited basis. Latham responded to questions from our strategic transaction committee regarding their fiduciary duties and the provisions of our charter and bylaws and of California law protecting ESS and, following a discussion, the strategic transaction committee determined not to recommend any related changes or additions to our charter or bylaws at that time.

On June 6, 2007, our board of directors met by conference call to clarify the role and powers of the strategic transaction committee, and expressly delegated to the strategic transaction committee all of the power and authority of our board of directors, to the fullest extent permitted by law, to take any and all actions with respect to any strategic alternatives available to ESS, provided only that final approval of a definitive agreement with respect to a strategic alternative, if any, would be subject to approval by our board of directors. Our board of directors also resolved to make one time payments to Mr. Stein of $95,000 for his service as chairman of the strategic transaction committee and to Mr. Mok of $76,000 for his service on the strategic transaction committee. Neither payment was conditioned on the recommendation or consummation of any strategic alternative.

On June 12, 2007, Mr. Stein met with Latham, Needham & Company and Mr. Boyd, and, following a discussion of certain additions and deletions to the list of potential bidders that Needham & Company would initially approach in the sale process, approved the list of potential bidders and approved the distribution of an executive summary and a form of confidentiality agreement to potential bidders who showed interest in participating in the sale process. Mr. Stein and certain advisors discussed both the benefits and drawbacks to disclosing publicly that our board of directors had formed the strategic transaction committee to evaluate strategic alternatives, including the fact that while public announcement of a transaction process would encourage any party that might potentially be interested in an acquisition to approach ESS and the fact that public announcement could also be distracting and lead to uncertainties for management, our employees and our business. Mr. Stein and certain advisors also discussed the timing of a public announcement of the formation of the strategic transaction committee and Mr. Stein, subject to confirmation by Mr. Mok, determined that the appointment of the strategic transaction committee should be publicly disclosed and that any communication with possible bidders would not start until that public announcement was made.

On June 18, 2007, ESS announced that Mr. Boyd, at that time our chief financial officer, had taken a full time position with another company to act as its chief financial officer and planned to resign from ESS on or about August 14, 2007.

On June 19, 2007, following discussions among the members of our board of directors, Latham and Orrick, ESS publicly announced that it had appointed the strategic transaction committee to consider strategic alternatives for ESS, that the strategic transaction committee had retained Needham & Company and Latham and that, as part of its review of strategic alternatives, the strategic transaction committee would investigate a total liquidation of ESS.

Late in the day on June 19, 2007, following our announcement of the appointment of the strategic transaction committee, Needham & Company began contacting possible bidders and in June and July of 2007 Needham & Company approached approximately 78 parties (both strategic and financial) to determine their interest in acquiring ESS or a portion of its business. Between June 2007 and the end of September 2007, Latham negotiated and ESS entered into confidentiality agreements with 23 prospective bidders. During that same period, Needham & Company distributed informational materials, prepared by management and reviewed by the strategic transaction committee, to prospective bidders that had entered into confidentiality agreements and we offered presentations by management to those same prospective bidders. Beginning the week of July 16, 2007 through the middle of October, our senior management met with 13 potential bidders, either in person or telephonically, with representatives of Needham & Company present at each presentation.

The strategic transaction committee met again on June 20, 2007. Representatives of Orrick and Mr. Alexander participated in the meeting, in addition to the strategic transaction committee’s advisors from Latham and Needham & Company. The members of the strategic transaction committee discussed with representatives from

Latham and Orrick and Mr. Alexander the possible role of any of Messrs. Alexander, Chan and Blair in a potential strategic transaction involving ESS. The participants also discussed the need to exclude potentially interested directors and/or management of ESS from the evaluation of strategic alternatives by ESS and related matters immediately following any known interest in a possible strategic transaction on the part of any such director or officer.

The strategic transaction committee met with Latham and Needham & Company on July 2, 2007 and discussed a preliminary liquidation model for ESS which assumed a total liquidation of ESS and was prepared by Needham & Company based on assumptions, information and estimates provided by management. The members of the strategic transaction committee and representative from Latham asked specific questions concerning certain assumptions used in the preliminary liquidation model and Needham & Company agreed to update the preliminary liquidation model as the strategic transaction committee’s evaluation of potential strategic alternatives progressed. On July 2, 2007, following the meeting of the strategic transaction committee, our board of directors, with Messrs. Alexander and Chan absent, met with Latham and Orrick and received an update from the strategic transaction committee on its evaluation of strategic alternatives to date. The board of directors followed the strategic transaction committee’s update with a general discussion of strategic alternatives and the role of the strategic transaction committee. On July 9, 2007, the strategic transaction committee met with Latham and discussed the status of initial contacts with potential bidders and affirmed that, in order to control the submission of proposals from bidders, protect ESS’ confidential information and provide bidders with an equal opportunity to make proposals, ESS should not admit any bidder into the strategic transaction process unless that bidder had executed a confidentiality agreement that contained a standstill provision in substantially the form agreed to by other bidders in the strategic transaction process.

On July 18, 2007, Mr. Chan, at that time the chairman of our board of directors, resigned as a director stating that the resignation would allow more time for the pursuit of philanthropic interests, and was not for any reason related to ESS’ business. Mr. Alexander was elected by our board of directors to replace Mr. Chan as chairman.

On July 20, 2007, Needham & Company discussed with Mr. Stein and Latham the status of Needham & Company’s contacts with potential bidders in connection with a potential strategic transaction, discussed the reasons that certain potential bidders had given for declining to participate in the sale process, including the difficulties facing United States fabless semiconductor companies like ESS due to increased foreign competition, the cost of designing and manufacturing new digital semiconductors and the significant liabilities on our balance sheet, and agreed to continue to update the strategic transaction committee concerning progress with potential bidders.

The strategic transaction committee met with representatives from Latham on July 30, 2007 and discussed the status of the strategic transaction process as well as a proposed update to the board of directors on the strategic transaction process to date. The strategic transaction committee met again on August 4, 2007 and on August 29, 2007 to receive further updates from Needham & Company on the status of the sale process. Needham & Company reiterated the reasons that certain possible bidders had given for declining to participate in the sale process, including the difficulties facing United States fabless semiconductor companies like ESS due to increased foreign competition, the cost of designing and manufacturing new digital semiconductors and the significant liabilities on our balance sheet. At the August 4, 2007 meeting, the strategic transaction committee requested that Needham & Company prepare and Latham review an initial letter soliciting indications of interest from bidders involved in the sale process with the intention of receiving initial indications of interest in early September 2007. Needham & Company reported at the August 29, 2007 meeting that it had sent the initial letter requesting indications of interest, in the form reviewed by the members of the strategic transaction committee and Latham, to 10 potential bidders who remained in the sale process, including Imperium. By the end of September 2007, Needham & Company would provide the initial letter requesting indications of interest to an additional three potential bidders.

On August 15, 2007, Mr. Boyd resigned as our chief financial officer and our board of directors appointed Mr. John Marsh, then our corporate controller, as our chief financial officer.

The strategic transaction committee met with representatives from Latham on August 30, 2007 and discussed the initial response from bidders with respect to a potential acquisition of ESS or a portion of our business, and, in particular, the interest in our analog product line as compared to the relative lack of interest exhibited in our other business segments. Latham and the strategic transaction committee discussed the need to retain flexibility with respect to the strategic alternatives available to ESS and the need to consider all aspects of any potential strategic transaction, including the cost of the process. The participants then discussed entry into neutrality agreements with members of our senior management, including Mr. Blair, Mr. Marsh, and Mr. Martin Mallinson, head of our analog unit, a draft of which had been circulated to the members of the strategic transaction committee prior to the meeting. The strategic transaction committee discussed the principal terms of the neutrality agreement, which was intended to formalize guidelines that had previously been given to management by the strategic transaction committee on an informal basis, including (i) a restriction on management’s ability to agree with any bidder on future employment terms and equity arrangements until authorized by the strategic transaction committee or until a final bidder was determined, (ii) a requirement that all contact by management with bidders would be supervised by either Needham & Company or Latham, (iii) a requirement that management remain neutral with respect to all bidders and refrain from offering opinions or advice to bidders regarding a proposed transaction, and (iv) a requirement that management would not negotiate with any person regarding a proposal received in the strategic transaction process. Following the discussion of the terms of the neutrality agreement, the strategic transaction committee authorized Latham to approach management in order to have the neutrality agreements executed and authorized Latham to finalize the terms of the neutrality agreements with management and its counsel. On September 11, 2007, the strategic transaction committee met with Latham and discussed the status of the neutrality agreement with management. Messrs. Blair, Marsh and Mallinson each executed a neutrality agreement dated September 11, 2007.

Between September 7, 2007 and September 13, 2007, Needham & Company received initial indications of interest from three bidders participating in the sale process, including Imperium. Two of those indications of interest, including the indication of interest received from Imperium and an indication of interest from a second potential private equity buyer that we refer to as the second bidder, related to acquisitions of the entire company, and the third indication was for an acquisition of only our video product line. The strategic transaction committee met on September 14, 2007 to discuss the indications of interest received by Needham & Company, to receive an update from Needham & Company on the sale process and to discuss the status of Needham & Company’s contacts with potential bidders. The members and certain advisors discussed the terms of the initial indications of interest in detail, including the indication made by Imperium which contained a preliminary proposed purchase price for ESS of $1.50 to $1.60 per share. Needham & Company and the strategic transaction committee also discussed in detail the proposal for the acquisition of only our video product line. The strategic transaction committee noted that the offer did not contemplate a fixed purchase price for our video product line but instead was for payment of royalties based on the success of our video products and that, were ESS to accept that proposal, it would be left as a public corporation with a smaller set of remaining operations and a significant number of liabilities. Needham & Company reported to the members that the acquisition proposals received to date, and discussions with other bidders who had signed confidentiality agreements, suggested that a sale of the company as a whole would likely be more favorable to the company’s shareholders then a sale of a portion of our business. Needham & Company and the strategic transaction committee noted that the two offers received with respect to an acquisition of ESS were more attractive offers than the proposal to acquire only our video product line, both in terms of the immediate cash consideration offered (which would not be dependent on future royalty streams) and the fact that ESS would be able to offer its shareholders the opportunity to make a decision with respect to a sale of the entire company and a cash payment for their shares. The strategic transaction committee determined that it was not interested at that time in pursuing a sale of only the video product line and requested that Needham & Company seek a proposal for the acquisition of the entire company from the applicable bidder, rather then a proposal for the acquisition of only the video product line. Following the discussion of the indications of interest received, the strategic transaction committee approved opening of an online due diligence data site with respect to ESS for the two bidders that had submitted an initial indication of interest with respect to an acquisition of the entire company. Latham reminded the participants that bidders should not be provided access to management without a representative from Needham & Company or Latham present.

Needham & Company and ESS opened the online diligence data room on September 17, 2007. On September 28, 2007 the strategic transaction committee met again to discuss the status of the strategic transaction process and the progress of the bidders in due diligence. Needham & Company noted that the bidder who initially provided an indication of interest with respect to an acquisition of only the video portion of our business had advised Needham & Company that it was not interested in submitting a proposal for the acquisition of our entire company and that Needham & Company had sent out one additional letter requesting an initial indication of interest. On October 3, 2007, Needham & Company distributed a draft definitive merger agreement, which was prepared by Latham and reviewed by the members, Orrick and our senior management, to Imperium and the second bidder for their review and comment in connection with submission of full proposals to acquire ESS.

On October 3, 2007 our board of directors met and discussed a letter of intent presented to our board of directors by management for the sale of our headquarters buildings in Fremont, California to TC Fund Property Acquisitions, Inc., which we refer to as TC Fund. At that meeting, our board of directors determined to pursue the sale of our headquarters on the terms contemplated by the letter of intent. Following the meeting of our board of directors, the strategic transaction committee met with Latham and discussed the sale of our headquarters and its relation to the sale process and the timing of any strategic transaction, as well as the timing of the disclosure to the public of any definitive agreement that we might reach with TC Fund to sell our headquarters.

The strategic transaction committee met four additional times in the first two weeks of October, on October 5, October 6, October 9 and October 10, 2007. During those meetings, the strategic transaction committee discussed with representatives from Latham and Needham & Company the status of Needham & Company’s contacts with possible bidders in connection with a potential strategic transaction and the progress of bidders involved in due diligence. The strategic transaction committee also discussed the timing for providing access to management for each bidder that had submitted an indication of interest so that the bidder could discuss on a preliminary basis employment or other arrangements with management in the event of a sale, and the need to keep participating bidders on relatively equal timing with respect to access to management The strategic transaction committee repeated its instruction to its financial advisors that bidders should not be granted access to management without a representative from Needham & Company or Latham present in order to ensure that management treated the various bidders in a consistent and fair manner and did not show favoritism towards any particular bidder.

The strategic transaction committee met again on October 12, 2007 and discussed the status of the strategic transaction process generally, the progress of Imperium and the second bidder in the due diligence process, each of those bidder’s informational meetings with management, and Needham & Company’s understanding, based on communications from these bidders, that firm proposals to acquire ESS and full mark-ups of the draft definitive merger agreement would be delivered to the strategic transaction committee at the end of the week by Imperium and in the middle of the following week by the second bidder.

On October 17, 2007, Needham & Company received a proposal from Imperium to acquire ESS for $1.65 per share, together with a mark-up, prepared by Imperium’s counsel, of the draft merger agreement. The strategic transaction committee met with Latham on October 19, 2007 and discussed Imperium’s proposal as well as the mark-up of the draft merger agreement and the fact that the Imperium proposal was the only firm proposal received by ESS to date. At the October 19, 2007 meeting the members also noted that, given the informal advisory relationship between Mr. Alexander and Imperium, the strategic transaction committee would need to keep its evaluation of strategic alternatives and the sale process independent of Mr. Alexander. The members and Latham then had an extended discussion regarding the fact that Imperium’s proposal would expire on October 22, 2007 and the members affirmed the need to make sure that proposals had been received from all of the participants still involved in the sale process and the need to avoid any appearance of favoritism with respect to one bidder over any other bidder, regardless of the deadline provided by Imperium for the expiration of its proposal. The participants then discussed other strategic alternatives available to ESS, including a continuation of ESS’ current business, a total liquidation of ESS and a self-tender for ESS’ shares. The members noted that they needed to revisit the preliminary calculations of the amount of consideration that could be offered to our shareholders in a liquidation or a self-tender prior to proceeding with any other strategic alternative. The strategic transaction committee and certain of its advisors also discussed the potential sale of ESS’ headquarters to TC Fund and the potential timing of that sale and the public announcement thereof in relation to the evaluation of strategic alternatives.

Our board of directors met at our headquarters with Orrick, Latham and Needham & Company on October 21, 2007 and, during that meeting, determined that ESS should attempt to negotiate a definitive agreement with TC Fund regarding the sale of the our headquarters and that ESS should wait to proceed with any particular strategic alternative until the potential sale of our headquarters as well as our third quarter results had been publicly disclosed. Our board of directors made its decision, in part, based upon a desire to ensure that both the potential sale of our headquarters and our third quarter results were reflected in the market price of our common stock prior to proceeding with any particular strategic alternative. Following the meeting of our board of directors on October 21, 2007, the strategic transaction committee met with Latham and Needham & Company. The members and certain of their advisors discussed the status of Needham & Company’s contacts with bidders, the bid and the initial indications of interest received to date, the fact that only one bidder had presented a firm proposal and a full mark-up of the draft merger agreement by the bid deadline and the possibility of receiving any additional bids. Needham & Company described to the members one additional indication of interest that it had received for a purchase of only our analog product line. The strategic transaction committee and Needham & Company discussed the fact that the offer placed a low value on the analog product line and, were ESS to accept the proposal, it would be left as a public corporation with limited remaining operations and a significant number of liabilities on its balance sheet. The strategic transaction committee determined that it was not interested at that time in pursuing a sale of only the analog product line and requested that Needham & Company seek a proposal for the acquisition of the entire company from the applicable bidder, rather then a proposal for the acquisition of just the analog product line. The participants next discussed the decision of our board of directors to wait to proceed with any particular strategic alternative until the potential sale of our headquarters as well as our third quarter results had been publicly disclosed. In light of the decision to disclose the potential sale of our headquarters and our third quarter results, the members determined that they were not prepared to enter into exclusive negotiations with Imperium at that time. The members agreed to respond to Imperium by indicating interest on the part of the strategic transaction committee in continuing to discuss a potential sale and a desire to begin to negotiate a definitive merger agreement. In addition, the members asked Needham & Company to approach the second bidder in order to reaffirm that they had previously submitted its best and final purchase price and to request that the second bidder submit a full markup of the draft merger agreement.

On October 24, 2007, following a request by Needham & Company, the second bidder reaffirmed its initial purchase price proposal in an e-mail to Needham & Company, which was lower then the purchase price proposed by Imperium in its October 17, 2007 proposal, and the second bidder provided Needham & Company with its initial position on a number of the material terms contained in the draft merger agreement, but did not provide a full markup of the draft merger agreement at that time.

On October 26, 2007, the strategic transaction committee met with Latham and Needham & Company and informed Needham & Company of the retention by the strategic transaction committee of Sutter as a second independent financial advisory firm and noted that Sutter did not have any prior relationship with ESS or with Needham & Company. Latham also noted that it had discussed the retention of Sutter with the members separately on several occasions during the previous week and had circulated a draft of an engagement letter with Sutter to the members. The members and Latham discussed the fact that one of Imperium’s founding partners and its chief executive officer had close associations with Mr. Alexander and was a former partner and the former chief executive officer of an affiliate of Needham & Company and that Mr. Alexander, who had an informal advisory relationship with Imperium but who had told the members and Latham that he was not employed by Imperium and had no formal relationship with Imperium, was also a former partner of Needham & Company. The members and Latham also discussed the fact that Mr. Blair had disclosed that he had developed a friendship with the chief executive officer of Imperium, whom Mr. Blair had first met when Imperium’s chief executive officer was working for an affiliate of Needham & Company during our spin-off of our former subsidiary, Vialta, in 2000 and that Mr. Blair had also worked with Imperium’s chief executive officer, then a partner at an affiliate of Needham & Company, during our follow-on public offering in January 2002. Latham noted that Sutter would be retained in order to conduct an additional liquidation analysis with respect to ESS and, due to the potential for the appearance of conflicts of interest among Messrs. Alexander and Blair and/or Needham & Company in the event of a sale of ESS to Imperium, to render a fairness opinion if requested by the strategic transaction committee with respect to such a transaction. After further discussion with Latham and Needham & Company, the members determined to retain Sutter on substantially the terms set forth in the draft engagement letter that had previously been circulated to the members. Following the discussion regarding Sutter, Needham & Company informed the strategic transaction committee that the bidder who had provided an indication of interest with respect to an acquisition of only the analog portion of our business had indicated that it was not interested in submitting a proposal for the acquisition of our entire company. Later in the day on October 26, 2007, the strategic transaction committee entered into the engagement letter with

Sutter pursuant to which Sutter agreed to act as a financial advisor to assist the strategic transaction committee in its financial analysis and consideration of the various strategic alternatives available to ESS.

In addition, on October 26, 2007, we entered into an agreement with TC Fund to sell our headquarters for an aggregate amount of $26.3 million, subject to certain conditions including a 30-day due diligence approval period. On October 30, 2007 we publicly disclosed both our third quarter results for fiscal year 2007 and our entry into the agreement with TC Fund to sell our headquarters.

The strategic transaction committee met on October 31, 2007 with Latham and Needham & Company and Needham & Company discussed the increase in the per share price of our common stock following the announcement of third quarter earnings and the signing of the agreement with TC Fund with respect to the sale of our headquarters. Latham noted that a representative of Sutter had met with Mr. Blair on October 26, 2007 and that Sutter had started work on a second liquidation analysis with respect to ESS. The members, Latham and Needham & Company then discussed certain strategic options available to ESS, among them a sale of ESS, a liquidation, a shareholder dividend and a share repurchase. The strategic transaction committee also requested that its financial advisors approach Imperium during the following week to gauge Imperium’s continuing interest in an acquisition of ESS, as Imperium’s proposal to acquire ESS had expired on October 22, 2007.

On November 10, 2007, following a number of requests from Needham & Company, the second bidder submitted a markup of the draft merger agreement to Needham & Company.

The strategic transaction committee next met on November 12, 2007 with representatives of Latham and Sutter. Sutter began the meeting with a summary of its review to date, based on assumptions, information and estimates provided by management, of the range of potential returns to our shareholders in the event that the strategic transaction committee determined to recommend a total liquidation of ESS. Sutter discussed its preliminary liquidation model in detail with the strategic transaction committee and noted that, although the potential results of a liquidation of ESS shown in its preliminary liquidation model did indicate a return to shareholders in excess of the range initially indicated in the preliminary liquidation model discussed with Needham & Company (which had also been based on assumptions, information and estimates provided by management), Sutter believed that even if a liquidation were to proceed in a manner and on a schedule favorable to ESS the proceeds to stockholders would, in most cases, be less than the current price offered by Imperium in the sale process, which was the highest price offered by any bidder for our shares. Sutter also noted that the completion of a liquidation of ESS would take at least three years and that, as a result, at least a portion of the amounts payable to shareholders in the liquidation would be significantly delayed relative to the proceeds that could be received in a sale transaction. The strategic transaction committee, Latham and Sutter then discussed the possibility of a tender offer by ESS for its own shares, including risks related to our analog product line going forward and the need to retain senior management, as well as the attractiveness of a tender offer versus a sale or liquidation. Sutter left the meeting following its presentation and Needham & Company joined. Needham & Company began by noting that the second bidder had submitted a full markup of the draft merger agreement and that, while the second bidder had not increased their price and remained significantly below the price offered by Imperium, the markup did signify continuing interest at the lower price. The strategic transaction committee, Latham and Needham & Company discussed next steps in the sale process and discussed a timetable for receiving best and final bids from both Imperium and the second bidder by the end of November.

The strategic transaction committee met with Latham on November 14, 2007 and with Latham and Sutter on November 16, 2007 and, at both meetings, discussed the strategic transaction process in general. At the November 16, 2007 meeting, Sutter discussed an updated version of its review of the potential results of a liquidation of ESS, which continued to support selection by the strategic transaction committee of an alternative to a complete liquidation of ESS and Sutter noted that only in a limited number of scenarios would shareholders receive a greater return on their shares in a liquidation than they would through acceptance of an offer to purchase ESS at Imperium’s current bid price and that, even in a best case scenario, the liquidation would not be completed until 2010 and that ESS would need to continue to operate during that time. The members and Sutter also discussed the difficulty and uncertainty surrounding the achievement of a best case scenario in a liquidation, particularly given the significant costs associated with winding up ESS’ business. The members, Latham and Sutter next discussed a sale of ESS versus a tender offer by ESS for its own shares.

On November 21, 2007, both Imperium and the second bidder were asked to submit their final proposals for an acquisition of ESS Delaware by November 23, 2007 and were told that the strategic transaction committee planned to respond to those proposals by November 27, 2007. On November 23, 2007, Imperium resubmitted its proposal to acquire all of the outstanding shares of ESS for $1.65 per share, noting that its proposal would expire on November 28, 2007. The second bidder reaffirmed its prior proposal to Needham & Company in a telephone call but did not submit a revised proposal at that time.

On November 26, 2007, which was the final day of the 30-day due diligence approval period contained in our agreement with TC Fund, we received notice from TC Fund that TC Fund had terminated the agreement to purchase our headquarters. TC Fund cited continued uncertainty in the real estate market as a reason for its termination of the agreement. Later in the day on November 26, 2007 the strategic transaction committee met with Latham, Needham & Company and Sutter to discuss TC Fund’s termination of the agreement. The members, Latham and Needham & Company discussed the potential effects of the TC Fund’s unwillingness to acquire our headquarters at the current price on the sale process and on the various strategic options available to the strategic transaction committee. The members acknowledged that the decision of how to respond to TC Fund should be made by our board of directors and determined that Needham & Company and Latham should inform the two remaining bidders in the sale process that TC Fund had determined to terminate its acquisition of our headquarters, that if TC Fund purchased our headquarters at all it would likely be at a lower price and that, in light of the termination of the sale of our headquarters, the strategic transaction committee would reengage with one or more of the bidders following further discussions between ESS and TC Fund with respect to a sale of our headquarters.

Following the meeting of the strategic transaction committee on November 26, 2007, and at the direction of the strategic transaction committee Needham & Company notified Imperium and the second bidder that TC Fund had determined to terminate its acquisition of our headquarters, and that if TC Fund purchased our headquarters at all it would likely be at a lower price. Needham & Company informed each of Imperium and the second bidder that negotiations concerning the sale of our headquarters were ongoing, that the strategic transaction committee expected to update the bidder as to the status of the sale as soon as more information became available and that the strategic transaction committee expected to reengage in the sale process once negotiations with respect to a sale of our headquarters had progressed.

On December 3, 2007, ESS received confirmation that TC Fund would still be interested in an acquisition of our headquarters for several million dollars less than initially offered. The following day, the strategic transaction committee, Latham, Orrick and Mr. Blair discussed the revised proposal from TC Fund. During the discussion the members reaffirmed that the sale of the headquarters was a decision to be made by our board of directors and not the strategic transaction committee. The members and Mr. Blair agreed that ESS should continue to pursue a better price for the property. Following TC Fund’s termination of the agreement to acquire our headquarters, we remained in contact with TC Fund concerning a possible sale of our headquarters property and, since termination of the agreement with TC Fund, have also pursued other alternatives with respect to our headquarters, including a sale to another third party or a lease of all or a portion of the headquarters property. As of the date of this proxy statement/prospectus, we have not entered into any further agreements to sell or lease all or any portion of our headquarters. Under the terms of the merger agreement, Imperium has the right to consent to the approval of any agreement to sell our headquarters.

The strategic transaction committee met with Latham on December 6, 2007 and again discussed the role of Mr. Alexander in the strategic transaction process and his informal relationship as an advisor to Imperium. Given the potential for a conflict of interest and Mr. Alexander’s relationship with Imperium, the strategic transaction committee determined to recommend that Mr. Alexander recuse himself from business of our board of directors that could have an effect on the terms of the offer made by Imperium or otherwise give the appearance that Imperium could have had access to sensitive information related to ESS that was not disclosed to other participants in the sale process. The members and Latham then discussed the status of the sale process and the ongoing review of strategic alternatives, including the positive and negative attributes of a sale of ESS as opposed to a self tender offer, the current proposals from Imperium and the second bidder, the amount of consideration that could be offered for all outstanding shares of ESS in a sale against only a portion of the outstanding shares in a self tender due to restrictions on the amount of distributions to shareholders in share repurchases or dividends under California law, the relative increase in costs of continuing to operate as a smaller public company following a self tender offer, the relative value and liquidity of any shares that were not repurchased in a self tender offer, concerns relating to management retention following a self tender offer and the certainty of closing either type of transaction. Following the discussion and in light of the higher per share purchase price offered by Imperium for an acquisition of ESS, the members asked Latham to approach Imperium to schedule a meeting to discuss Imperium’s proposal and how best to move forward towards a full and final offer for consideration by the strategic transaction committee, assuming that ESS was unable to reach agreement with TC Fund regarding a sale of our headquarters.

Latham approached Imperium’s counsel later in the day on December 6, 2007 to inquire about Imperium’s continuing interest in an acquisition of ESS and, on December 10, 2007 representatives of Latham and Needham & Company met in person with representatives of Imperium to discuss Imperium’s proposal to acquire ESS. Mr. Alexander attended that meeting and subsequent meetings with Imperium as an advisor to Imperium, and not as a member of our board of directors.

On December 11, 2007, the strategic transaction committee met with Latham and Needham & Company and discussed the previous day’s meeting with Imperium. Latham told the members that Imperium remained interested in an acquisition of ESS and that Imperium had indicated a willingness to move forward with completion of their due diligence and negotiation of definitive documentation and to consider an increased purchase price if ESS granted Imperium an exclusive right to negotiate. The members, Latham and Needham & Company then discussed the positives and negatives of giving Imperium exclusivity, including the fact that Imperium had offered a higher price for an acquisition of the entire company than any other participant in the sale process and the fact that the strategic transaction committee would not be able to examine other strategic alternatives during any exclusivity period. Following the discussion, the members determined to grant Imperium a 14-day exclusivity period in order to allow Imperium to complete its diligence investigation of ESS, negotiate a definitive acquisition agreement and submit a final proposal to acquire ESS. Latham and the members also discussed the role of Mr. Alexander in the sale process and his participation in both diligence discussions and negotiations as an advisor to Imperium. The strategic transaction committee reaffirmed its recommendation that Mr. Alexander be excluded not only from the strategic transaction committee’s evaluation of strategic alternatives but also from any business of our board of directors that could have an effect on the terms of the offer made by Imperium or otherwise give the appearance that the Imperium could have had access to sensitive information related to ESS that was not disclosed to other participants in the sale process.

Later in the day on December 11, 2007, ESS and Imperium entered into an agreement granting Imperium the exclusive right to negotiate with ESS regarding an acquisition for a 14-day period. On the morning of December 12, 2007, representatives of Latham and Needham & Company again met in person with representatives of Imperium and with representatives of Imperium’s counsel to discuss Imperium’s proposal to acquire ESS in more detail and to discuss Imperium’s comments on the draft merger agreement. Following that meeting, on the evening of December 12, 2007, Latham distributed a revised draft of the merger agreement to Imperium and its counsel.

Between December 12, 2007 and December 20, 2007, Imperium and its counsel conducted additional due diligence on ESS. On the morning of December 20, 2007, representatives of Latham and Needham & Company met in person with representatives of Imperium as well as Messrs. Blair and Marsh and representatives from Orrick. At that meeting, the participants discussed Imperium’s diligence findings to date and related questions from Imperium and its counsel. During the meeting, Imperium noted that, prior to entry into a definitive merger agreement, it would need to receive an estimate of the fees and expenses of ESS related to the sale process through the closing of a sale. On the afternoon of December 20, 2007, the strategic transaction committee met with Latham and discussed the diligence meeting that had taken place earlier in the day with Imperium as well as matters relating to the legal structure of an acquisition of ESS by Imperium, including the reasons for structuring a sale of ESS through the reincorporation merger followed by the cash-out merger, as provided in the merger agreement. See “Proposal One — The Reincorporation Merger Advance Proxy — the Cash-Out Merger — The Mergers and Issuance of Common Stock — Reasons for the Reincorporation Merger” beginning on page 42 of this joint proxy statement/prospectus. The members and Latham also discussed a request by Imperium to enter into negotiations with certain employees of ESS with respect to employment contracts that would take effect upon closing of a sale. The members determined that any such discussions with employees should only take place following receipt of a final definitive proposal from Imperium and then only with the strategic transaction committee’s approval.

On December 21, 2007, representatives of Imperium and its counsel conducted a follow-up diligence call with representatives from certain of our advisors and, later that day, Orrick provided an initial draft of the disclosure schedules to the merger agreement to Imperium and its counsel. Latham updated the strategic transaction committee regarding the December 21, 2007 diligence call at a meeting held on December 22, 2007, and the members and Latham discussed a request from Imperium for an extension of its exclusivity period in light of the ongoing diligence process and the upcoming holidays. Latham noted that Imperium had indicated that it would stop work towards a final definitive proposal to acquire ESS at the end of the current exclusivity period if an extension were not granted. The members and Latham discussed the desire to reach a final definitive proposal from Imperium and also noted their concerns over the significant delay between the opening of the online diligence data room and Imperium’s completion of the diligence process. Following that discussion, the members determined to extend exclusivity with Imperium through January 8, 2008. On December 24, 2007, ESS and Imperium entered into an extension of the agreement granting Imperium the exclusive right to negotiate with ESS regarding an acquisition through January 8, 2008. In addition, Latham distributed further revised drafts of the merger agreement to Imperium’s counsel on December 24, 2007 and on January 8, 2008 reflecting comments received from management and from Orrick.

The strategic transaction committee met with Latham on January 7, 2008 to discuss open diligence requests from Imperium, including an outstanding request for an estimate of our costs through closing of a sale transaction and requests for a summary of the tax treatment of a sale of our headquarters and for an updated draft of the disclosure schedules. Latham noted that Imperium would not submit a revised proposal until it had received the requested items and Latham and the members discussed a request by Imperium for an additional extension of their exclusivity period in light of the open diligence requests. Following the discussion, the members approved an extension of exclusivity with Imperium through January 14, 2008. The strategic transaction committee and Latham again discussed Mr. Alexander’s role in the sale process, and the strategic transaction committee instructed Latham to emphasize to Imperium’s counsel that Mr. Alexander’s participation in the sale process was solely on behalf of Imperium as an advisor to Imperium, that the special committee understood that Mr. Alexander was not employed by Imperium and did not have a formal relationship with Imperium, and that Mr. Alexander was not permitted to participate in any aspect of the sale process on behalf of ESS, a message that Latham communicated to Imperium’s counsel later that day. On January 8, 2008, ESS and Imperium entered into an extension of the agreement granting Imperium the exclusive right to negotiate with ESS regarding an acquisition through the open of business on January 14, 2008 and, later that day, the requested summary of the tax treatment of a sale of our headquarters was delivered to Imperium. On January 9, 2008, Orrick provided an updated draft of the disclosure schedules to the merger agreement to Imperium’s counsel and on January 10, 2008 Latham provided an estimate of our third party fees between signing of the merger agreement and closing of the mergers to Imperium.

On January 13, 2008, Imperium provided the strategic transaction committee with a revised proposal to acquire all of the outstanding shares of common stock of ESS for $1.55 per share. The strategic transaction committee met with Latham, Needham & Company and Sutter on January 14, 2008, to discuss the revised proposal. Latham summarized the revised proposal for the members, noting that the revised purchase price of $1.55 per share represented a reduction from Imperium’s proposal submitted in November 2007 of $0.10 per share, or approximately 6%, and that the revised proposal added several new conditions to the closing of a sale and retained a number of closing conditions that Latham and Needham & Company had told Imperium in previous meetings were very problematic in their bid. Latham also noted that many of the closing conditions contained in Imperium’s revised proposal would either not be achieved based on ESS’ current financial forecasts, were not customary in public sale transactions and/or would subject the sale to a high level of risk that the conditions to closing would not be satisfied, giving Imperium the opportunity not to close the sale or to demand a reduced price. Latham also noted that Imperium had included a substantial termination fee and expanded the situations in which the fee was payable, which, taken together with the conditionality of the proposal, would result in a relatively high likelihood that ESS would be required to pay the fee. In addition, Imperium had offered insufficient financial and performance support for the proposed newly formed shell entities, Parent and Merger Sub, that would agree to acquire ESS, whether in the form of a guarantee, equity commitment or otherwise. Imperium had also indicated that it would require the strategic transaction committee to agree to a 30 day extension of exclusivity in order to continue negotiations with respect to a sale. The participants agreed that Imperium had significantly decreased the attractiveness of its offer from both an economic and a contractual perspective from the proposal submitted in November 2007.

At the January 14, 2008 meeting, the members and some of their advisors next discussed alternatives to a sale of ESS, including a self-tender offer for our common stock or a continuation of ESS’ current business without undertaking a significant strategic transaction. Latham noted that in the case of a self-tender offer, sufficient cash would need to be left in ESS to permit ongoing operations and to offset any liabilities and that, as a result of those factors and limitations of distributions in the form of share repurchases or dividends under California law, the amount of cash that could be used in a self tender offer would be limited. The members and some of their advisors then discussed the difficulties facing ESS’ current business, the viability of a self tender offer and of continuing to operate ESS following a self tender offer, the relative value and liquidity of any shares that were not repurchased in a self tender offer, the need to sell our headquarters in order to have sufficient cash to launch a tender offer, potential ways to structure a tender offer and the potential effects on management retention of a decision not to sell ESS. Needham & Company noted that the only other potential remaining bidder, the second bidder, had offered consideration below the consideration offered by Imperium in its revised proposal. Following the discussion of strategic alternatives, the members directed Latham to contact Imperium’s counsel and inform it that the strategic transaction committee had found that the revised offer from Imperium was not acceptable to ESS, that the strategic transaction committee would not extend Imperium’s exclusivity and that Imperium’s proposed merger agreement would require significant changes, particularly with respect to conditionality, the termination fee and the absence of financial or performance support from Imperium, but that the strategic transaction committee was willing to continue discussions with Imperium if Imperium would significantly improve its proposal. Latham conveyed the strategic transaction committee’s message to Imperium later that day.

The strategic transaction committee met with Latham, Needham & Company and Sutter again on January 15, 2008, to discuss the other strategic alternatives available to ESS. The participants discussed a number of alternatives, including continuing the sale process with Imperium, launching an issuer self-tender offer and continuing ESS’ current business without undertaking a significant strategic transaction. The participants also asked Needham & Company to approach the second bidder to see if the second bidder would improve its terms. Later that week, Needham & Company approached the second bidder to determine whether the second bidder would be interested in submitting a revised acquisition proposal and the second bidder began to conduct limited additional diligence on ESS.

On January 18, 2008, the strategic transaction committee met with Latham, Needham & Company and Sutter. A representative from Latham described a request received from Mr. Alexander, on behalf of Imperium, for Latham to meet with Mr. Alexander and discuss Imperium’s revised proposal to acquire ESS. Needham & Company also updated the strategic transaction committee on its contact with the second bidder, which had indicated that it could submit a revised proposal to acquire ESS by early the following week. Following a discussion of the proposals that the strategic transaction committee had received to date, the members directed Latham to meet with Mr. Alexander and Needham & Company to continue to work with the second bidder towards a revised proposal, and requested that Needham & Company provide updated diligence information with respect to ESS to both bidders. The discussion among the participants then turned to other strategic alternatives, including continuing the sale process, launching a self-tender offer and continuing our current business without undertaking a significant strategic transaction. The participants also discussed management retention concerns and the recent performance of ESS, including difficulties with new product development, the loss of a significant licensing revenue stream and the decline in the potential sale price for our headquarters.

On January 21, 2008, Needham & Company and Latham spoke on a conference call with the second bidder to address certain preliminary due diligence questions and, later that day, the second bidder submitted a revised proposal for the acquisition of ESS together with a revised markup of the draft merger agreement. The second bidder also submitted a further revised markup on of the merger agreement on January 22, 2008 following additional input on their initial revised proposal from Needham & Company. The revised proposal included a base purchase price of $1.47 per share for all of our outstanding common stock, subject to a number of forward looking adjustments with respect to the aggregate consideration offered, including a decrease in the amount of the aggregate consideration payable to shareholders by the amount that cash held by ESS at closing was less than a threshold amount, an increase to the aggregate consideration offered by the net amount of proceeds from a sale of our headquarters over a certain threshold amount and a decrease to the aggregate consideration offered by the ultimate aggregate amount that our transaction related expenses exceeded a certain threshold amount. Based on information and estimates provided by management at the time of the proposal, the strategic transaction committee estimated that the range for a final per share purchase price from the second bidder, after giving effect to those forward looking adjustments, would have been approximately $1.50 to $1.51 per share, although that range could vary significantly based on actual results.

On January 24, 2008, a representative from Latham met with Mr. Alexander and Mr. Alexander informed Latham that Imperium would like to meet with Latham and Needham & Company to discuss Imperium’s proposal to acquire ESS and that Imperium was prepared to discuss compromises with respect to its acquisition proposal on a number of points of concern for the strategic transaction committee. The strategic transaction committee met with Latham, Needham & Company and Sutter later that day and Latham updated the strategic transaction committee on its meeting with Mr. Alexander. The members, Latham and Needham & Company also discussed the revised proposal received from the second bidder, noting that the proposal received from the second bidder was currently more favorable with respect to contract terms than Imperium’s proposal, including with respect to conditionality of closing and deal protection provisions, although, subject to the forward looking adjustments discussed above, likely not as favorable with respect to the amount of cash consideration. The members and some of their advisors then discussed certain other terms of the second bidder’s proposal, including the fact that the second bidder had not yet commenced its full due diligence process, had requested a 30 day exclusivity period, had included a minimum working capital closing condition in its proposal and had offered a purchase price that was subject to a number of variables that would only be determined following signing of a definitive agreement and therefore would be outside of ESS’ control. Following the discussion, the members directed Latham and Needham & Company to meet with representatives of Imperium and to continue to negotiate with the second bidder and attempt to improve the terms of both bidders’ proposals. The members directed Latham and Needham & Company to focus on certainty of closing as well as the consideration being offered in their negotiations.

On January 25, 2008, Latham and Needham & Company met in person with representatives of Imperium to outline the strategic transaction committee’s concerns regarding Imperium’s proposal received on January 13, 2008, and on the morning of January 26, 2008, the strategic transaction committee met with Latham, Needham & Company and Sutter to discuss the previous day’s meeting with Imperium. Latham and Needham & Company emphasized to Imperium the need for significant revisions to Imperium’s proposal, among them the elimination of many of the closing conditions Imperium had requested, the limitation of the situations in which ESS would be required to pay a termination fee and reimburse expenses of Imperium, a reduction of the amount of Imperium’s proposed termination fee from approximately 5.2% of the aggregate merger consideration plus an unlimited expense reimbursement, and the provision of a guarantee of the obligations of Imperium’s newly formed acquisition vehicles, Parent and Merger Sub, under the merger agreement. Latham informed the members that Latham and Needham & Company had a meeting scheduled for later that morning with representatives of Imperium to further discuss revisions to Imperium’s proposal. The strategic transaction committee and some of its advisors then discussed the revised proposal received from the second bidder and noted that a response to the second bidder’s proposed markup of the merger agreement had been prepared and would be sent to the second bidder by Needham & Company. Needham & Company and Sutter then left the meeting and the members and Latham discussed other strategic alternatives available to ESS, including the possibility of a self tender offer, and certain matters with respect to management, including retention and compensation in light of the various strategic alternatives available.

Later on the morning of January 26, 2008, Latham and Needham & Company met with representatives of Imperium and its counsel to discuss the specific concerns of the strategic transaction committee with Imperium’s last proposed markup of the merger agreement as well as continuing concerns with respect to Imperium’s proposed purchase price for ESS. Latham, Imperium and Imperium’s counsel also discussed the structural reasons for the reincorporation merger followed by the cash-out merger. Following the meeting, Latham distributed a revised draft of the merger agreement to Imperium and its counsel. A revised draft of the merger agreement was provided to the second bidder that same day, emphasizing the strategic transaction committee’s desire to have a fixed purchase price that was not subject to forward looking adjustments outside of ESS’ control, the strategic transaction committee’s concern with certainty of closing once a definitive agreement was signed and a need for the second bidder to offer a guarantee of the performance of its acquisition vehicles under the merger agreement.

The strategic transaction committee met with Latham, Needham & Company and Sutter again on the morning of January 29, 2008. Latham and Needham & Company noted that they were working with the second bidder to schedule a conference call to discuss the second bidder’s proposal, the strategic transaction committee’s response and any open diligence points. Latham also informed the members that it had received a call from Imperium’s counsel noting that there were still one or two open issues with respect to a revised proposal from Imperium and that Imperium expected to have its revised proposal to the strategic transaction committee soon. Latham and Needham & Company then briefly summarized for the members the meetings with Imperium that had taken place on January 26, 2008, and noted that, on a preliminary basis, Imperium had orally agreed to the elimination of many of the closing conditions that the strategic transaction committee had objected to in Imperium’s last proposal, a reduction of the size of the termination fee, a limitation as to the situations in which the termination fee would be payable and the receipt of a guarantee from Imperium of the obligations of its newly formed acquisition vehicles under the merger agreement.

Needham & Company and Latham spoke with the second bidder regarding its proposal on the morning of January 31, 2008. Later that day, the second bidder submitted a letter containing its final proposal for an acquisition of ESS, including a purchase price of $1.47 per share subject to an increase by the net amount of proceeds received from a sale of our headquarters in excess of a certain threshold amount. In addition, on the evening of January 31, 2008, Imperium delivered its revised acquisition proposal to Latham. Imperium’s revised proposal included a purchase price of $1.65 per share for all of the outstanding shares of our common stock, was not subject to adjustment, and addressed some but not all of the concerns raised by the strategic transaction committee with respect to Imperium’s January 13, 2008 proposal.

Latham, Needham & Company and Sutter met with the strategic transaction committee on the morning of February 6, 2008 and discussed the revised proposals received from both bidders. The participants noted that Imperium had submitted a proposal that included an increased purchase price of $1.65 per share, the same price initially proposed by Imperium, and that Imperium had eliminated all of the conditions to closing to which the strategic transaction committee had objected, limited the situations in which a termination fee would be payable and reduced the termination fee to approximately 3.4% of the aggregate merger consideration plus a reimbursement of Imperium’s reasonable expenses incurred in connection with the sale up to $500,000. However, the participants also noted that Imperium continued to insist upon certain non-standard deal protection provisions, including payment of the termination fee on a “no” vote by our shareholders with respect to the sale followed by a self-tender offer for our shares within 9 months following termination, and to insist that it was not comfortable giving an unconditional guarantee of up to $10 million of the obligations of Imperium’s acquisition vehicles, Parent and Merger Sub, without requiring ESS to obtain a final and non-appealable judgment against the acquisition vehicles prior to enforcing the limited guarantee against Imperium. The members agreed that, while significant progress had been made with respect to Imperium’s proposal, any transaction that did not include an immediately enforceable limited guarantee and standard deal protection provisions was very unlikely to be acceptable to the strategic transaction committee. The strategic transaction committee and some of its advisors then discussed the continuing difficulty in finalizing a transaction proposal with Imperium and the possibility of pursuing other strategic alternatives. At the end of the discussion, the members directed Latham to contact Imperium’s counsel and inform it that Imperium needed to improve its proposal by removing the non-standard deal protection terms and by agreeing to provide a customary limited guarantee of the performance of its acquisition vehicles, and Latham did so following the meeting.

At the February 6, 2008 meeting, Latham and Needham & Company also summarized the conference call they had had with the second bidder on January 31, 2008, and the second bidder’s final acquisition proposal received following that conference call. Latham and Needham & Company noted that, while the second bidder had improved the terms of their proposal, including an elimination of several of the forward looking adjustments to the purchase price offered (subject to a requirement that we enter into a final agreement to sell our headquarters prior to execution of a definitive merger agreement), the purchase price offered by the second bidder of $1.47 per share plus any proceeds from the sale of our headquarters in excess of a certain threshold amount net of expenses and taxes likely remained to be significantly below the purchase price per share currently being offered by Imperium. The advisors also noted that the second bidder had provided that our failure to maintain a specified minimum cash balance and minimum working capital as of the closing of the sale and our failure to remain within a maximum amount of transaction expense as of the closing would be taken into account in determining whether a material adverse effect had occurred with respect to our business, and that the second bidder had indicated that it was not interested in pursuing further negotiations with the strategic transaction committee unless the strategic transaction committee agreed to grant a 20 day exclusivity period to the second bidder to allow it to conduct diligence on ESS and to finalize transaction terms and the strategic transaction committee agreed to pay the second bidder a fee of $500,000 in the event that we did not enter into an definitive agreement to sell ESS to the second bidder and then sold or liquidated ESS prior to September 30, 2008. The strategic transaction committee, Latham and Needham & Company discussed the second bidder’s revised proposal and the strategic transaction committee determined that, given that the second bidder’s proposed purchase price was lower then Imperium’s proposed purchase price, that the second bidder was approximately 20 days from being able to enter into a definitive agreement and that the second bidder had required exclusivity and agreement to a fee in the event we entered into a transaction with another party in order to move forward, it did not make sense to proceed with negotiations with the second bidder at that time.

On February 11, 2008, Latham spoke by telephone with representatives of Imperium and its counsel. During their discussion, Imperium indicated that it would provide an immediately enforceable limited guarantee of up to $10 million of the obligations of its acquisition vehicles, Parent and Merger Sub, under the merger agreement and agreed that it would not require us to pay a termination fee on a “no” vote by our shareholders with respect to a sale of ESS followed by a self-tender offer for our shares within the 9 months following a termination of the merger agreement. However, Imperium, in response to continuing and increasing concerns about the prospects of our business, including our difficulties with new product development, the loss of a significant licensing revenue stream and the decline in the potential sale price for our headquarters, proposed to lower the merger consideration offered to our shareholders to approximately $1.60 per share. Following further discussions between Latham and the representatives of Imperium and its counsel with respect to Imperium’s proposal and the prospects of our business, Latham agreed that it would convey to the strategic transaction committee a revised proposal from Imperium to acquire all of our outstanding common stock for $1.64 per share, which the Imperium representatives stated was Imperium’s best and final offer.

Latham distributed a revised draft of the merger agreement to Imperium’s counsel on February 15, 2008 incorporating changes based upon the revised proposal made by Imperium as well as changes related to the structural implementation of the reincorporation merger followed by the cash-out merger. See “Proposal One — The Reincorporation Merger Advance Proxy — The Cash-Out Merger — Reasons for the Reincorporation Merger” beginning on page 42 of this proxy statement/prospectus. On that same day, Orrick provided an updated draft of the disclosure schedules to the merger agreement to Imperium. During the next several days, Latham, Orrick and Imperium’s counsel worked with us to finalize the terms of the merger agreement, disclosure schedules and related documentation.

The ESS strategic transaction committee and the Delaware strategic transaction committee met with Latham, Needham & Company and Sutter at our headquarters on February 19, 2008 to consider the strategic alternatives available to ESS, including Imperium’s proposal to acquire all of our outstanding common stock through the mergers. Latham began the meeting by noting that since the last meeting of the strategic transaction committee, the strategic transaction committees’ financial and legal advisors had continued their discussions with Imperium and Imperium’s counsel concerning the terms of a definitive agreement to acquire ESS and an improvement in the terms of Imperium’s offer. Latham, Needham & Company, Sutter and the members discussed Imperium’s revised proposal to acquire ESS for $1.64 per share in cash, and their interactions with Imperium and its counsel over the preceding week. Latham referred the members to the draft of the merger agreement and of the limited guarantee from an affiliated fund of Imperium that had been provided to the members prior to the meeting and noted that significant progress had been made with Imperium since the last versions of those documents were distributed to the members. Latham then discussed with the members their fiduciary duties under both California law and Delaware law as members of the strategic transaction committees and as members of the board of directors of each of ESS and Echo. Following the discussion of fiduciary duties, Latham and the members reviewed the structure of the mergers and the key terms of the proposed definitive merger agreement and the related limited guarantee that had been negotiated with Imperium, and Latham responded to questions from the members on the legal terms of the offer and the related definitive agreements. Latham noted that, in the event that the strategic transaction committees and the board of directors of each of ESS and Echo decided to proceed with a transaction with Imperium, a number of steps would still need to be taken prior to executing the definitive documentation, including completion of the disclosure schedules to the merger agreement, agreement upon the final transaction structure and discussions between

Imperium and certain of our employees concerning their future employment in the event of an acquisition by Imperium. Latham and the members also discussed descriptions of Messrs. Alexander’s and Blair’s informal relationships with Imperium that had been prepared by Orrick. The members noted that Mr. Alexander had acted as an informal advisor to Imperium, was not employed by Imperium and had not received any compensation from Imperium to date or agreed on the terms of any relationship with, or compensation from, Imperium but that Mr. Alexander did expect that he might in the future formalize a relationship with, and receive compensation from, Imperium. The members also noted that with the strategic transaction committee’s prior permission, Mr. Blair had discussed very generally on one occasion with Imperium the rough terms of possible equity compensation arrangements for management and other employees of the surviving corporation following the cash-out merger, but that no equity compensation arrangements for employees had been finalized and that Mr. Blair had not had any additional discussions with Imperium about any of the specific details of his compensation or potential equity compensation for employees generally as of February 19, 2008.

Following the presentation from Latham, the representative from Sutter left the room and Needham & Company reviewed the financial terms of Imperium’s final proposal for the acquisition of ESS and discussed with the members Needham & Company’s financial analysis of the Imperium proposal, including a discussion of the possible value to shareholders of a liquidation of ESS based on assumptions, information and estimates provided to Needham & Company by management. The representative from Sutter then returned to the meeting and the representatives from Needham & Company left the meeting. Sutter reviewed the financial terms of Imperium’s final proposal for the acquisition of ESS and discussed with the members Sutter’s financial analysis with respect to ESS, including a discussion of the possible value to shareholders of a liquidation of ESS and the merits and disadvantages of a self tender-offer.

The representatives of Needham & Company were invited back into the meeting and the members and their legal and financial advisors then discussed the relative merits of the various strategic alternatives available to ESS, including a sale of ESS, a self-tender offer, a total liquidation of ESS and continuing to operate our business without undertaking any significant strategic transaction. Following the presentations by its financial advisors and the ensuing discussions, the members noted that it was very unlikely that our shareholders would receive greater value through a liquidation of ESS then they would through the offer made by Imperium and that, due to restrictions on distributions to shareholders under California law, a self-tender offer would not allow ESS to repurchase all or almost all of our outstanding shares, leaving a significant portion of our shareholders without any opportunity to receive cash consideration in exchange for their holdings and leaving ESS as a public company with a significantly smaller capitalization and a limited market for our common stock and with a significant amount of liabilities on our balance sheet. In addition, the members discussed with their legal and financial advisors the deterioration in our business over the past several years, the recent decreases in the purchase price offered for our headquarters, the delay with respect to the design for one of our new chips and that the problem with the design remained unknown, the recent termination of the payment of royalties by one of our licensees under its license agreement with us and the resulting loss of near term and possibly longer term revenues, and the costs of remaining a publicly traded company.

Following the discussion among the members and representatives of Latham, Needham & Company and Sutter each delivered to the strategic transaction committee an oral opinion, to the effect that, as of the date of the meeting and based upon and subject to the factors and assumptions set forth in their respective written opinions to be delivered following the meeting, the $1.64 per share merger consideration to be received by the stockholders of ESS Delaware (as the surviving entity following the reincorporation merger) in the proposed cash-out merger was fair, from a financial point of view, to such stockholders. The full text of the written opinions of Needham & Company and Sutter, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken with such opinions, are attached as Annex C-1 and Annex C-2 to this proxy statement/prospectus.

After further discussion, the strategic transaction committee unanimously adopted resolutions declaring the mergers advisable and in the best interests of our shareholders, recommending the submission of the proposed sale to entities sponsored by Imperium to our board of directors and recommending that our board of directors approve and declare the merger agreement, the reincorporation merger advisable and in the best interests of our shareholders and resolve to recommend to our shareholders the approval of the principal terms of the reincorporation merger. In addition, the Delaware strategic transaction committee unanimously adopted resolutions declaring the mergers advisable and in the best interests of both ESS, as its sole stockholder, and, following the reincorporation merger, the stockholders of ESS Delaware, recommending the submission of the proposed sale to entities sponsored by Imperium to the board of directors of Echo and recommending that the board of directors of Echo approve and declare the merger agreement, the mergers and the other transactions contemplated by the merger agreement advisable and in the best interests of ESS, as its sole stockholder and, following the reincorporation merger, the stockholders of ESS Delaware and resolve to recommend to ESS adoption of the merger agreement with respect to the reincorporation merger, and to the stockholders of ESS Delaware the adoption of the merger agreement with respect to the cash-out merger.

The full board of directors of each of ESS, with the exception of Mr. Alexander who did not attend the meeting, and of Echo, were then convened. Following commencement of the meetings, Mr. Blair withdrew from the meetings and noted to the members that he would be abstaining from any vote related to a potential strategic transaction with Imperium and would not participate in any discussion thereof. Mr. Stein, as chair of the strategic transaction committees, then reported the resolutions of each of the strategic transaction committees to the respective boards of directors. Following Mr. Stein’s report, our board of directors adopted resolutions approving and declaring the merger agreement, the reincorporation merger and the other transactions contemplated by the merger agreement advisable and in the best interests of our shareholders and recommending to our shareholders that they approve the principal terms of the reincorporation merger and the other transactions contemplated by the merger agreement. In addition, the board of directors of Echo adopted resolutions approving and declaring the merger agreement, the mergers and the other transactions contemplated by the merger agreement advisable and in the best interests of ESS, as its sole stockholder and, following the reincorporation merger, the stockholders of ESS Delaware and recommending to ESS the adoption of the merger agreement with respect to the reincorporation merger, and to the stockholders of ESS Delaware the adoption of the merger agreement with respect to the cash-out merger.

Over the course of February 19, 20 and 21, 2008, management worked with Latham, Orrick, Imperium and Imperium’s counsel to finalize the transaction structure and the disclosure schedules to the merger agreement. The parties agreed upon the final transaction structure for Imperium’s acquisition of ESS following the close of business on February 21, 2008. The merger agreement was executed by ESS, Echo, Parent and Merger Sub following the close of business on February 21, 2008. On February 22, 2008, prior to the commencement of trading on NASDAQ, ESS and Imperium issued a joint press release announcing the merger agreement.

Reasons for the Reincorporation Merger

The strategic transaction committee first considered a potential reincorporation of ESS from California into Delaware when presented with expressions of interest from third parties in acquiring us for cash, much of which would be provided by ESS’ own cash resources. See “Proposal One — The Reincorporation Merger Advance Proxy — The Cash-Out Merger — Background of the Mergers” beginning on page 26.

The consideration of reincorporation arises from the possibility that, under California law, the payment of the merger consideration to our shareholders in the cash-out merger might be deemed to be a repurchase by ESS of its outstanding shares of common stock since part of the consideration payable in connection with any such merger of ESS would come from ESS’ own cash resources. If so characterized, the payment to shareholders of consideration in connection with a cash-out merger of ESS could constitute a “distribution,” which is subject to size limitations under California Corporations Code Section 500, which we refer to as Section 500. The proposed purchase price of $1.64 per share of common stock under the terms of the merger agreement would exceed the amount permitted to be distributed to our shareholders under Section 500 if the merger consideration were characterized as a “distribution” based on our current analysis of the provisions of Section 500 in relation to ESS. To date, courts in California have not actually addressed the applicability of Section 500 in the context of a merger of the corporation, and the applicability of the statutory limitations on distributions under Section 500 to the consideration payable in a cash-out merger is not clear from Section 500 itself.

In contrast, courts in Delaware have held that a form of transaction that is valid under one section of the Delaware General Corporation Law is not subject to attack solely because it reaches a functional result that would require different or additional steps under another section of the Delaware General Corporation Law. This is known as the doctrine of “independent legal significance.” Under that doctrine, the statutory limitations on stock repurchases by a corporation under Section 160 of the Delaware General Corporation Law would not be applicable to a merger of the corporation effected pursuant to Section 251 of the Delaware General Corporation Law. In addition, Delaware is the state in which the great majority of large United States corporations are incorporated and Delaware courts are known for their sophistication, consistency, speed and efficiency in applying those laws and the depth of judicial precedent to help guide actions by corporations.

For these reasons, our board of directors determined that it was in the best interests of ESS and its shareholders to recommend a reincorporation of ESS from California into Delaware immediately prior to the cash-out merger in order to obtain increased certainty that Section 500 would not apply to the cash-out merger. Our board of directors has approved the reincorporation merger and recommends that our shareholders approve the principal terms of the reincorporation merger. For the reasons described above, the cash-out merger and the right to payment of $1.64 per share to holders of ESS Delaware common stock is conditioned upon, among other things, shareholder approval and consummation of the reincorporation merger. If our shareholders do not approve the reincorporation merger, we will not be able to consummate the cash-out merger or the reincorporation merger, and you will not receive the merger consideration.

There are other differences between California and Delaware corporate law. For information regarding certain significant difference between California law and Delaware law, see “Differences between the Rights of ESS Shareholders and ESS Delaware Stockholders — Significant Differences between the Corporation Laws of California and Delaware — Dividends and Repurchases of Shares” beginning on page 69.

Reasons for the Mergers

Our board of directors and the board of directors of Echo, in reaching their decisions to approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement and to recommend that our shareholders vote to approve the principal terms of the reincorporation merger and that, following the reincorporation merger, the stockholders of ESS Delaware vote to adopt the merger agreement, respectively, consulted with their financial and legal advisors and also considered a number of potentially positive factors, including the following material factors:

•	the value of the $1.64 per share cash consideration to be paid to our shareholders upon consummation of the mergers;

•	the possible alternatives to the sale of ESS, including a self-tender offer for our common stock for less than all of our shares, a full liquidation of ESS and continuing to operate ESS without undertaking any significant strategic transaction, and the risks and uncertainties associated with such alternatives, compared to the relative certainty of realizing a fair cash value for all of our shareholders in the mergers;

•	current financial market conditions and the current and historical market prices of our common stock;

•	each board of directors’ understanding of current trends in the markets and the business sectors in which ESS operates and each board of directors’ view of the prospects of ESS as a very small publicly-held company faced with the additional ongoing costs associated with being a publicly-held company;

•	management’s view of the financial condition, results of operations and businesses of ESS and the evaluation by each board of directors of ESS’ current business plan, as well as the execution risks related to achieving that plan, compared to the risks and benefits of the cash-out merger;

•	the extensive sale process conducted by ESS, with the assistance of our financial and legal advisors, which involved engaging in discussions with approximately 78 parties (both strategic and private equity) to determine their interest in acquiring ESS, entering into confidentiality agreements with 23 parties, the receipt of 4 initial indications of interest and the receipt of final proposals to acquire ESS from Imperium and one other party;

•	the belief of each board of directors that, as a result of the process leading to the announcement of the merger agreement, including the public announcement of the appointment of the strategic transaction committee, and the terms of the definitive merger agreement, the merger consideration represented a full and fair price for the shares of common stock of ESS and that accepting the Imperium merger proposal would be in the best interests of ESS’ stockholders;

•	the price proposed by Imperium reflected extensive negotiations between the parties and represented the highest price ultimately proposed by any party for the acquisition of ESS;

•	the financial analysis of Needham & Company and its opinion that, as of the date of its opinion and based upon and subject to the factors and assumptions set forth in such opinion, the consideration to be received by the holders of the common stock of ESS Delaware following the reincorporation merger pursuant to the merger agreement was fair, from a financial point of view, to such stockholders (see “— Opinions of the Company’s Financial Advisors — Opinion of Needham & Company, LLC” beginning on page 46 and Annex C-1 to this proxy statement/prospectus); and

•	the financial analysis of Sutter and its opinion that, as of February 19, 2008, and based upon and subject to the factors and assumptions set forth in such opinion, the consideration to be received by the holders of the common stock of ESS Delaware following the reincorporation merger pursuant to the merger agreement was fair, from a financial point of view, to such stockholders. Sutter provided an updated opinion to the strategic transaction committees on , 2008 (see “— Opinions of the Company’s Financial Advisors — Opinion of Sutter Incorporated” beginning on page 50 and Annex C-2 to this join proxy statement/prospectus);

•	the terms of the merger agreement and the related agreements, including:

•	the limited number and customary nature of the conditions to the Parent’s and Merger Sub’s obligation to consummate the mergers, including the absence of any financing condition;

•	the provisions of the merger agreement that allow our board of directors to change its recommendation that our shareholders vote in favor of the approval of the principal terms of the reincorporation merger under certain limited circumstances if the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to our shareholders;

•	our ability to furnish information to and conduct negotiations with third parties regarding other takeover proposals under certain limited circumstances where we have not solicited interest from such third parties following the execution of the merger agreement;

•	our ability to terminate the merger agreement in order to accept a superior proposal, subject to paying Parent a termination fee of $1.981 million and reimbursing Parent for its reasonable transaction-related expenses of up to $500,000;

•	the conclusion of our board of directors that both the termination fee of $1.981 million and reimbursement of reasonable transaction-related expenses of up to $500,000 (and the circumstances when such fee and expense reimbursement could be payable), were reasonable in light of the benefits of the mergers to our shareholders, the auction process conducted by ESS with the assistance of Needham & Company and the typical range and size of such terms in similar transactions;

•	our ability to seek damages from Parent and Merger Sub in certain circumstances in which Parent or Merger Sub breach the merger agreement and to require Parent and Merger Sub to specifically perform their obligations under the merger agreement; and

•	the availability of appraisal rights to stockholders of ESS Delaware following the reincorporation merger who properly exercise their statutory rights (see “Differences between the Rights of ESS Shareholders and ESS Delaware Stockholder — Significant Differences between the Corporation Laws of California and Delaware — Appraisal Rights” beginning on page 67 and Annex B to this proxy statement/prospectus).

Our board of directors and the board of directors of Echo also considered and balanced against the potentially positive factors a number of potentially negative factors concerning the mergers, including the following material factors:

•	the possibility of disruption to our operations associated with the mergers and the risk that the mergers might not be completed in a timely manner or at all;

•	the risk that as a result of the announcement or completion of the merger, key employees of ESS might terminate their employment with the company;

•	the fees and expenses associated with completing or attempting to complete the mergers;

•	the fact that our shareholders will be cashed out and will not participate in any future earnings or growth of ESS Delaware;

•	the restrictions on the conduct of our business under the merger agreement, which may delay or prevent ESS from undertaking business opportunities that may arise pending completion of the mergers;

•	the fact that the merger consideration consists of cash and will therefore be taxable to our stockholders for U.S. federal income tax purposes;

•	the restrictions on our ability to solicit or engage in discussions or negotiations with a third party regarding other transaction proposals and the requirement that we pay Parent a termination fee of $1.981 million and reimbursement of reasonable transaction-related expenses of up to $500,000 if our board of directors accepts a superior proposal;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger; and

•	the other risks and uncertainties discussed above under “Risk Factors” beginning on page 12.

During its consideration of the proposed mergers, each board of directors was also aware that all of our directors and executive officers have interests in the merger that are in addition to or differ from those of our shareholders generally, as described under “Proposal One — The Reincorporation Merger Advance Proxy — The Cash-Out Merger — Interests of Directors and Executive Officers in the Mergers” beginning on page 53.

After taking into account all of the factors set forth above, as well as others, our board of directors and the board of directors of Echo determined that the potentially positive factors outweighed the potentially negative factors. Furthermore, our board of directors and the board of directors of Echo have determined the merger agreement and the mergers to be in the best interests of our shareholders and the stockholder of ESS Delaware following the reincorporation merger, respectively, and declared the merger agreement advisable. Our board of directors recommends that our shareholders vote “FOR” approval of the principal terms of the reincorporation merger. In addition, our board of directors recommends that our shareholders provide an advance proxy authorizing the execution and delivery of a written consent adopting the merger agreement with respect to the shares of common stock of ESS Delaware you would receive in the reincorporation merger. The board of directors of Echo has also approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommends that the stockholders of ESS Delaware adopt the merger agreement.

The foregoing discussion of items that our board of directors and the board of directors of Echo considered is not intended to be exhaustive, but includes material items that each board of directors considered. The boards of directors did not assign relative weights to the above factors or the other factors considered by them. In addition, the boards of directors did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the boards of directors may have considered different factors than those described above and may have given different weights to different factors.

Recommendation of our Board of Directors with Respect to the Reincorporation Merger

On February 19, 2008, after evaluating a variety of business, financial and market factors and consulting with their legal and financial advisors, and after due discussion and due consideration of the recommendation of the strategic transaction committees, our board of directors approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the reincorporation merger and the other transactions contemplated by the merger agreement and determined that entry into the merger agreement and consummation of the transactions contemplated by the merger agreement was fair to and in the best interests of ESS and our shareholders.

Accordingly, our board of directors recommends that our shareholders vote “FOR” approval of the principal terms of the reincorporation merger. In addition, our board of directors recommends that our shareholders provide an advance proxy authorizing the execution and delivery of a written consent adopting the merger agreement with respect to the shares of common stock of ESS Delaware you would receive in the reincorporation merger.

Recommendation of the Board of Directors of Echo with Respect to the Cash-Out Merger

In addition, on February 19, 2008, after evaluating a variety of business, financial and market factors and consulting with their legal and financial advisors, and after due discussion and due consideration of the recommendation of the strategic transaction committees, the board of directors of Echo approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the reincorporation merger and the cash-out merger, and declared that entry into the merger agreement and consummation of the transactions contemplated by the merger agreement was fair to and in the best interests of the Echo stockholders and determined that, following the reincorporation merger, entry into the merger agreement and consummation of the transactions contemplated by the merger agreement would be fair to and in the best interests of ESS Delaware, as the surviving corporation of the reincorporation merger, and the stockholders of ESS Delaware.

Accordingly, the board of directors of Echo recommends that the stockholders of ESS Delaware adopt the merger agreement.

Opinions of the Company’s Financial Advisors

Opinion of Needham & Company, LLC

The strategic transaction committee retained Needham & Company to act as its financial advisor in connection with the exploration of one or more strategic transactions for ESS and to render an opinion as to the fairness, from a financial point of view, to the holders of ESS Delaware common stock of the merger consideration to be received by those holders following the consummation of the reincorporation merger pursuant to the merger agreement. The merger consideration was determined through arm’s length negotiations between the strategic transaction committee and Imperium, and not by Needham & Company, although Needham & Company provided advice to the strategic transaction committee during these negotiations.

On February 19, 2008, Needham & Company delivered to the strategic transaction committees its written opinion, dated February 19, 2008, that, as of that date and based upon and subject to the assumptions and other matters described in the opinion, the merger consideration of $1.64 in cash per share to be received by the holders of ESS Delaware common stock pursuant to the merger agreement was fair to those holders from a financial point of view. The Needham & Company opinion is addressed to the strategic transaction committees, relates only to the fairness, from a financial point of view, of the merger consideration to the holders of ESS Delaware common stock as of the date of the opinion, and does not constitute a recommendation to any shareholder of ESS as to how that shareholder should vote with respect to the reincorporation merger or the cash-out merger. The Needham & Company opinion does not express an opinion with respect to ESS’ underlying business decision to engage in the cash-out merger or the relative merits of the cash-out merger as compared to other business strategies that might be available to ESS.

The complete text of the Needham & Company opinion, which sets forth the assumptions made, matters considered, and limitations on and scope of the review undertaken by Needham & Company, is attached to this proxy statement/prospectus as Annex C-1. The summary of the Needham & Company opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the Needham & Company opinion. You should read the Needham & Company opinion carefully and in its entirety for a description of the procedures followed, the factors considered, and the assumptions made by Needham & Company.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the merger agreement dated February 18, 2008;

•	reviewed certain publicly available information concerning ESS and certain other relevant financial and operating data of ESS furnished to Needham & Company by ESS;

•	reviewed the historical stock prices and trading volumes of ESS common stock;

•	held discussions with members of ESS management concerning the current operations of and future business prospects of ESS;

•	reviewed certain financial forecasts with respect to ESS prepared by ESS management and held discussions with members of ESS management concerning those forecasts;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed relevant to similar data for ESS;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed generally relevant; and

•	performed and considered such other studies, analyses, inquiries and investigations as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by Needham & Company for purposes of the opinion and neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, Needham & Company assumed that the cash-out merger would be consummated upon the terms and subject to the conditions set forth in the draft merger agreement dated February 18, 2008, without waiver, modification or amendment of any material term, condition or agreement thereof. Needham & Company assumed that the financial forecasts for ESS provided to it by ESS management were reasonably prepared on bases reflecting the best currently available estimates and judgments of management, at the time of preparation, of the future operating and financial performance of ESS. Needham & Company expressed no opinion with respect to any of such forecasts or the assumptions on which they were based. Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of ESS or Parent and did not evaluate the solvency or fair value of ESS under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions existing as of its date and that Needham & Company assume no responsibility to update or revise its opinion based upon circumstances and events occurring after the date thereof.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to February 19, 2008, and is not necessarily indicative of current or future market conditions.

Selected Company Analysis.  Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for us to the corresponding data and ratios of publicly traded companies that Needham & Company deemed relevant. These companies, which we refer to as the selected companies, consisted of the following:

•	Centillium Communications Inc.,

•	Leadis Technology Inc.,

•	Pixelworks Inc.,

•	SigmaTel Inc., and

•	Vimicro International Corp.

The following table sets forth information concerning the following multiples for the selected companies and for us:

•	enterprise value as a multiple of actual and estimated calendar year 2007 revenues;

•	enterprise value as a multiple of projected calendar year 2008 revenues; and

•	market value as a multiple of book value.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on February 15, 2008 and estimated 2007 and 2008 revenue projections reported by independent research analyst reports. The multiples in the table below under the heading “Merger Consideration” were calculated based on the enterprise value for ESS implied by the per share merger consideration offered in the mergers (the total merger consideration payable for all of our outstanding shares, minus our net cash) and, in the case of our projected 2008 revenues, forecasts by our management.

				Merger
	Low		High	Consideration

Enterprise value as a multiple of actual and estimated calendar year 2007 revenues	(0.2	)x	0.6x	0.2x
Enterprise value as a multiple of projected calendar year 2008 revenues	(0.1	)x	0.6x	0.2x
Market value as a multiple of book value	0.8	x	1.5x	1.2x

Needham & Company noted that the ratios of the enterprise value for ESS implied by the per share merger consideration offered in the mergers to our 2007 revenues, our projected 2008 revenues and our book value were each within the ranges of the multiples for the other selected companies.

Selected Merger and Acquisition Analysis.  Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2007 that involved target companies that were involved in the consumer semiconductor industry and that Needham & Company deemed relevant:

Acquirer	Target	Date Announced

Freescale Semiconductor	SigmaTel, Inc.	February 2008
Ikanos Communications Inc.	Centillium Communications Inc.	January 2008
DSL technology and assets
STMicroelectronics NV	Genesis Microchip, Inc.	December 2007
Magnum Semiconductor, Inc.	LSI Logic Consumer Products Group	June 2007

For each of the transactions identified above, Needham & Company calculated the ratio of the enterprise value implied by the consideration offered in the transaction to the target company’s latest twelve months’ revenue, and compared these ratios to the ratio of the implied multiple of enterprise value being paid for us in the proposed mergers to our latest twelve months revenue, as set forth in the following table:

Enterprise Value/
Transaction	LTM Revenue

Freescale Semiconductor/SigmaTel	0.3x
Ikanos/Centillium	0.4x
STMicroelectronics/Genesis Microchip	0.7x
Magnum Semiconductor/LSI Logic	0.3x
Merger (Imperium/ESS)	0.1x

Needham & Company observed that the implied multiple of enterprise value being paid for us in the proposed merger to our latest 12 months revenue was 0.1x, which was below the selected transaction multiples.

Premium Paid Analysis.  Needham & Company analyzed publicly available financial information for seven merger and acquisition transactions involving selected technology companies announced since January 1, 2006 with transaction values of between $25 million and $100 million, where the target company was traded on NASDAQ and the target had announced that it was exploring strategic alternatives prior to announcement of the transaction. These transactions were:

Target	Acquirer	Date Announced

Carrier Access Corp.	Turin Networks, Inc.	December 2007
CompuDyne Corp.	CompuDyne Corp./Private Group	August 2007
EasyLink Services Corp.	Internet Commerce Group	May 2007
Applied Innovation, Inc.	KEG Holdings, Inc.	February 2007
Tut Systems, Inc.	Motorola, Inc.	December 2006
Strategic Distribution, Inc.	Platinum Equity LLC	January 2007
Onyx Software Corp.	M2m Holdings Inc.	June 2006

In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one day, seven days, 30 days, 60 days and 90 days prior to the announcement of the transaction. Needham & Company calculated premiums for our company as of February 15, 2008 based on the merger consideration of $1.64 for each share of our common stock. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the cash-out merger.

	Selected Transactions		Merger
	Low	High	at $1.64

One day stock price premium	(2.1)%	32.3%	35.5%
Seven day stock price premium	(1.8)%	31.1%	33.3%
30 day stock price premium	(12.9)%	25.2%	35.5%
60 day stock price premium	(26.6)%	32.1%	21.5%
90 day stock price premium	(32.6)%	26.3%	10.1%

Needham & Company noted that the premiums to our closing stock price on February 15, 2008, and during the seven and 30 calendar days ending on February 15, 2008, were above the high end of the 1-day, 7-day and 30-day premiums paid in the selected technology transactions, and that the premiums to our closing stock price during the 60 and 90 calendar days ending on February 15, 2008 were within the range of the 60 and 90-day premiums paid in the selected technology transactions.

Discounted Cash Flow Analysis.  Needham & Company performed a discounted cash flow analysis to estimate the present value of the free cash flows of ESS through the fiscal year ending December 31, 2012 based on ESS management’s financial projections, using both a “base case” forecast and a “low” forecast prepared by management. The “base case” differed from the “low” forecast in that the base case assumes the introduction of certain new DVD chips while the low forecast assumes no new DVD chips. Needham & Company calculated ranges of the present value of estimated free cash flow from 2008 through 2012 based on ESS management’s financial projections, and of the estimated terminal value, in each case using discount rates of 11.1% to 15.1%. Ranges of terminal value were calculated by Needham & Company by multiplying management’s fiscal year 2012 estimated revenue by a selected range of multiples ranging from 0.10x to 0.60x. The present values of the estimated free cash flow and estimated terminal value were added to ESS’ net cash as of December 31, 2007, and the result was divided by shares outstanding, to derive implied equity value per share. Needham & Company’s analysis indicated the following ranges of implied equity value per share for ESS, as compared to the per share merger consideration:

		Per Share
Illustrative Implied Equity Value per Share		Merger Consideration

Base case	Low forecast
$1.07-$1.53	$0.84-$1.29	$1.64

No company, transaction or business used in the “Selected Company Analysis,” “Selected Merger and Acquisition Analysis” or “Premium Paid Analysis” as a comparison is identical to ESS or the mergers. Accordingly, Needham & Company’s analysis was not entirely mathematical; rather, it involved complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of ESS. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the strategic transaction committees and our boards in their evaluation of the mergers and should not be viewed as determinative of the views of the strategic transaction committees, the ESS board of directors, the Echo board of directors or management of ESS or Echo with respect to the merger consideration or the mergers.

Needham & Company was retained by the strategic transaction committee of the board of directors of ESS to act as financial advisor in connection with the mergers and to render the opinion, and, pursuant to the terms of an engagement letter between ESS and Needham & Company, ESS has agreed to pay Needham & Company a fee for its services equal to 2.7% of the aggregate merger consideration paid in the cash-out merger, or approximately $1.6 million, $250,000 of which was payable upon Needham & Company’s delivery of its written opinion to the strategic transaction committees and the balance of which is payable contingent upon completion of the mergers. In addition, ESS has agreed to indemnify Needham & Company for certain liabilities arising out of their role as financial advisor and out of the rendering of the opinion and to reimburse Needham & Company for its out-of-pocket expenses.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking business, Needham & Company regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company has in the past provided investment banking and financial advisory services to ESS and has received customary fees for those services. Needham & Company may in the future provide investment banking and financial advisory services to Parent or Imperium unrelated to the cash-out merger, for which services Needham & Company would expect to receive compensation. In the ordinary course of business, Needham & Company may actively trade the equity securities of ESS for their own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Sutter Securities Incorporated

The strategic transaction committee retained Sutter to advise it in connection with a transaction intended to maximize ESS shareholder value and to render, if requested, an opinion as to the fairness of the reincorporation merger and the cash-out merger, taken as a whole, from a financial point of view, to the shareholders of ESS and to conduct an analysis of the amount which could be distributed to our shareholders in the event that ESS were liquidated.

At the meeting of the strategic transaction committees held on February 19, 2008, Sutter summarized the substance of its written opinion to be rendered to the strategic transaction committees and orally informed the strategic transaction committees that, in accordance with that written opinion and based on certain assumptions made, matters considered and the review undertaken by Sutter, the reincorporation merger and the cash-out merger pursuant to which stockholders of ESS Delaware would be entitled to receive $1.64 per share in cash pursuant to the cash-out merger, taken as a whole, were fair, from a financial point of view, to the public shareholders of ESS and to the public stockholders of ESS Delaware. Sutter delivered its written opinion, dated February 19, 2008, and Sutter has also delivered an updated version of its written opinion, dated as of the date of this proxy statement/prospectus, to the strategic transaction committees. The full text of the Sutter updated written opinion is attached to this proxy statement/prospectus as Annex C-2. Sutter provided the opinion for the information and assistance of the strategic transaction committees in connection with their consideration of the mergers. The Sutter opinion is not a recommendation as to how any shareholder of ESS or stockholder of ESS Delaware following the consummation of the reincorporation merger should vote with respect to the reincorporation merger or the cash merger. You should read the Sutter opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken. The summary of the Sutter opinion set forth herein is qualified in its entirety by reference to the full text of the Sutter opinion.

In the course of Sutter’s analyses for rendering the February 19 opinion, it:

•	reviewed the draft merger agreement dated February 18, 2008;

•	reviewed ESS’ Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 2005 and 2006, and its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2007;

•	reviewed certain operating and financial information, including projections, provided to Sutter by management relating to ESS’ business and prospects;

•	met with certain members of ESS’ senior management to discuss our operations, historical financial statements and future prospects;

•	discussed information concerning ESS with outside advisors to ESS;

•	reviewed the historical market prices and trading volume of shares of ESS common stock; and

•	conducted such other studies, analyses, inquiries and investigations as Sutter deemed appropriate.

In the course of its review, Sutter relied upon and assumed the accuracy and completeness of the financial and other information provided to Sutter by ESS and Sutter did not independently verify any of the information provided to it by ESS. With respect to ESS’ projected financial results, Sutter assumed that they had been reasonably prepared on bases reflecting the best available estimates and judgment of the management of ESS. Sutter did not assume any responsibility for the information or projections provided to it and Sutter further relied upon the assurances of the management of ESS that they were unaware of any facts that would make the information or projections provided to Sutter incomplete or misleading. In arriving at its opinion, Sutter did not perform or obtain any independent appraisal of the assets of ESS. The Sutter opinion was approved by Sutter’s Fairness Committee. Sutter’s opinion was necessarily based on economic, market and other conditions, and the information made available to it as of the date thereof. Sutter expressed no opinion with respect to the fairness of the amount of compensation received by any officers, directors or employees of ESS relative to the consideration to be received by the public stockholders of ESS Delaware.

The following is a brief summary of the financial analyses performed by Sutter in connection with providing its oral opinion to the strategic transaction committees with respect to the reincorporation merger and the cash-out merger, taken as a whole. The tables included below are not intended to stand alone and should be read together with the full text of Sutter’s summary in order to more fully understand the financial analyses performed by Sutter.

Liquidation Analysis.  Sutter performed an analysis to estimate the liquidation value of ESS based on the preliminary balance sheet of ESS as of December 31, 2007. In preparing its analysis, Sutter estimated the probable liquidation value of certain non-cash assets of ESS, assumed that, based on estimates provided by ESS’ management, ESS would recognize $19.5 million in net proceeds from the sale of our headquarters, excluded certain deferred tax liabilities of ESS that might be payable upon a liquidation, and relied upon an estimate of approximately $14.0 million of aggregate expenses related to liquidating ESS that was provided by ESS’ management, including expenses related to severance, liquidation costs and operating expenses during liquidation. Based upon its analysis, Sutter determined that ESS had a probable liquidation value of $55.2 million, or, based upon approximately 35,522,000 shares outstanding as of December 31, 2007, $1.55 per share for each share of our common stock, as compared to the merger consideration of $1.64 per share.

Share Repurchase Analysis.  Sutter performed an analysis of the number of shares of ESS’ outstanding common stock that could be purchased in a self tender offer using assumed aggregate amounts paid for those shares ranging from $30.0 million to $45.0 million, against approximately $50.0 million of available cash and short term investments at December 31, 2007 excluding the proceeds from any sale of our headquarters, and a range of purchase prices from $1.64 per share to $1.76 per share, against the consideration offered in the cash merger of $1.64 per share. Sutter noted that, based upon its assumptions, ESS would be able to repurchase between approximately 77% ($45 million at $1.64) and 48% ($30 million at $1.76) of our outstanding shares of common stock in a self-tender offer and that our ability to repurchase shares might be limited by applicable provisions of California law. See “— Reasons for the Reincorporation Merger” beginning on page 42 of this proxy statement/prospectus. Sutter also noted that, while shareholders who tendered their shares of ESS common stock into a self tender offer would receive a fair price, our remaining shareholders would continue to hold shares that would be likely to trade at a materially lower price in a thin market, and that the long-range potential of these shares would be dependent on the future success of our new analog chip products.

Discounted Cash Flow Analysis.  Sutter performed a discounted cash flow analysis to estimate the present value of the free cash flows of ESS through the fiscal year ending December 31, 2013. The analysis was based on the financial projections of ESS’ management, and included both a “high” and “low” forecast. Sutter noted that, because ESS’ projections for both its “high” and “low” forecasts through December 31, 2012 showed a rundown toward zero of its current products, substantial losses in the 2009 through 2011 fiscal years and a negative free cash flow in the 2012 fiscal year, a discounted cash flow analysis through December 31, 2012 would produce a terminal value using a growth model of zero due to ESS’ projection of an operating loss and negative free cash flow in the 2012 fiscal year. However, because of the amount of cash ESS would then hold, ESS would still have a positive equity value. In order to produce a more meaningful analysis, Sutter extended management’s projections for one year, through December 31, 2013, assuming continued growth of our analog product line at the rate shown in management’s projections for fiscal years 2011 and 2012. This assumption resulted in positive operating income and free cash flow, and Sutter performed its discounted cash flow analysis using the extended projections. However, because the majority of ESS’ value is derived from the cash that ESS holds, the results did not produce a wide dispersion of calculated values. Sutter’s analysis produced the following ranges of discounted cash flow value per share for ESS, in each case as compared to the merger consideration of $1.64 per share:

	High Forecast	Low Forecast

Base Case through 2012	$1.40	$1.21
Base Case extended through 2013	$1.65	$1.50

Using the estimated valuation ranges set forth in the table above, Sutter also performed probability-weighted calculations assuming likelihoods of success for each scenario between 25% and 75%, which produced the following probability-weighted mean discounted cash flow values per share, in each case as compared to the merger consideration of $1.64 per share:

Probability of Success of New Products	High Forecast	Low Forecast

75%	$1.59	$1.43
50%	$1.52	$1.36
25%	$1.46	$1.29

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Sutter’s opinion. In arriving at its opinion, Sutter considered the results of all such analyses. The analyses were prepared solely for purposes of providing its opinion as to the fairness of the reincorporation merger and the cash-out merger, taken as a whole, from a financial point of view, to the public shareholders of ESS and to the public stockholders of ESS Delaware. As described above, the Sutter’s opinion and presentation to the strategic transaction committees was one of many factors taken into consideration by the strategic transaction committees in making their respective determinations to approve the mergers. The foregoing summary does not purport to be a complete description of the analyses performed by Sutter.

The strategic transaction committee engaged Sutter because of the record and the experience of Sutter and its principals in rendering fairness opinions. Sutter, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities. Sutter has not acted as financial advisor to ESS in connection with the mergers and has not previously been engaged by ESS. In addition, Sutter has not had and does not contemplate entering into any material relationship with any party to the mergers in which Sutter received any compensation, although Sutter may in the future provide financial advisory or other services to parties to the mergers that are unrelated to the mergers and may receive compensation therefore. Pursuant to the terms of an engagement letter between ESS and Sutter, dated October 23, 2007, ESS has agreed to pay Sutter an aggregate cash fee for its services of $175,000. Of such fee, $50,000 was payable upon execution of the engagement letter, $75,000 was payable at the time Sutter informed ESS that it was prepared to render its opinion and the balance of $50,000 was payable at the time of the filing of this proxy statement/prospectus. No portion of Sutter’s fee is contingent upon completion of the mergers. In addition, ESS has agreed to reimburse Sutter for reasonable out-of-pocket expenses and to indemnify Sutter for certain liabilities arising out of its services to ESS and the rendering of the Sutter opinion.

Interests of Directors and Executive Officers in the Mergers

In considering the recommendation of the ESS board of directors that you vote “FOR” the approval of the principal terms of the reincorporation merger and that you provide an advance proxy authorizing the execution and delivery of a written consent adopting the merger agreement with respect to the shares of common stock of ESS Delaware that you would hold following the consummation of the reincorporation merger, and the recommendation of the board of directors of Echo that the stockholders of ESS Delaware adopt the merger agreement, you should be aware that our directors and executive officers, and the directors and executive officers of Echo may have interests in the mergers that are in addition to or differ from interests you may have as a shareholder of ESS or a stockholder of ESS Delaware, including the following:

•	the full vesting of all previously unvested stock options held by our directors and executive officers will accelerate in connection with the cash-out merger and any outstanding awards with an exercise price of less than $1.64 per share will be cashed out for an amount in cash equal to the excess, if any, of $1.64 over the applicable exercise price per share for such stock option multiplied by the aggregate number of shares of ESS Delaware common stock subject to the option;

•	the merger agreement provides for indemnification arrangements for each of our and our subsidiaries’ present and former directors and officers for a period of six years following the merger, as well as insurance coverage for acts or omissions occurring at or prior to the cash-out merger; and

•	although, to our knowledge, no agreements have been entered into as of the date of this joint proxy statement/prospectus, members of our management may enter into employment agreements or other arrangements with the surviving corporation or Imperium and may participate in the equity of the surviving corporation.

You should also be aware that, to our knowledge,

•	One of Imperium’s founding partners and its chief executive officer was an employee of an affiliate of Needham & Company prior to 2005, and both the former chairman of our board of directors, Mr. Alexander, and one of the managing partners of Imperium were employed by an affiliate of Needham & Company at the time that Needham & Company represented ESS in its initial public offering in 1995 and the subsequent transactions described below.

•	Mr. Alexander, the former chairman of our board of directors, had an informal business relationship with Imperium and one of its managing partners since 2006, for which he was not compensated, and was an employee of Needham & Company between 1994 and 2006.

•	Mr. Blair, our chief executive officer and a member of our board of directors, has been involved in our ongoing business relationships with Needham & Company described above and first met Imperium’s chief executive officer prior to our spin-off of our subsidiary Vialta in 2001. Since that time, Mr. Blair has had an social relationship with Imperium’s chief executive officer.

•	Needham & Company,

•	was engaged as a co-manager for our initial public offering in 1995,

•	had an advisory role in connection with the spin-off of our subsidiary Vialta in 2001,

•	worked as lead underwriter for our follow-on public offering in 2002, and

•	had an advisory role in connection with our acquisitions of Divio and Pictos Technologies in 2003.

The strategic transaction committees and the boards of directors of both ESS and Echo were aware of these interests and considered them, among other matters, in approving the mergers and declaring the advisability of the merger agreement.

Mr. Alexander was not present at the meeting of our board of directors at which approval of the sale to Imperium and entry into the merger agreement with affiliates of Imperium was considered and approved. Mr. Blair was present at that meeting of our board of directors, however, Mr. Blair recused himself from the portion of that meeting during which the sale to Imperium and entry into the merger agreement with affiliates of Imperium was considered and approved, and Mr. Blair abstained from voting thereon.

Accounting Treatment of the Mergers

The reincorporation merger will have no accounting impact on ESS or its shareholders. The cash-out merger will be accounted for under the purchase method of accounting, under which the total consideration paid in the cash-out merger will be allocated among ESS Delaware’s consolidated assets and liabilities based on the fair values of the assets acquired and liabilities assumed.

Employment Arrangements

As of the date of this joint proxy statement/prospectus, neither Mr. Blair nor Mr. Marsh, nor, to our knowledge, any of our other employees, have an agreement to be employed by Imperium or ESS Delaware following the cash-out merger.

Dissenters’ Rights/Appraisal Rights

Holders of shares of ESS Delaware common stock whose shares were not included in the written consent for the adoption of the merger agreement by the designee thereof and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the cash-out merger under Section 262 of the Delaware General Corporation Law, which we refer to as Section 262. As used in this section, the term “stockholders” refers to the holders of shares of common stock of ESS Delaware entitled to seek appraisal rights under Section 262, and the term “surviving corporation” refers to the corporation surviving the cash-out merger.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by Section 262, the full text of which is attached to this joint proxy statement/prospectus as Annex B. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262. Failure to comply strictly with the procedures set forth in Section 262 will result in the loss of appraisal rights.

Under Section 262(d)(2), holders of shares of ESS Delaware common stock whose shares are not included in the written consent for the adoption of the merger agreement, and who otherwise follow the procedures set forth in Section 262, will be entitled to have their shares appraised by the Delaware Court of Chancery, which we refer to as the Court of Chancery, and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the cash-out merger, as determined by the Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value. If you provide (and do not subsequently revoke) an advance proxy, the shares of ESS Delaware common stock you would receive in the reincorporation merger will be included in the written consent, and you will not be entitled to seek an appraisal of those shares under Section 262. ESS shareholders who vote for the reincorporation merger, but who do not consent to the cash-out merger, will be entitled to appraisal rights in connection with the cash-out merger pursuant to Section 262.

Under Section 262(d)(2), where a merger agreement is approved by written consent of the stockholders pursuant to Section 228 of the Delaware General Corporation Law, a constituent corporation, prior to the effective date of the merger, or the surviving corporation, within 10 days after the effective date of the merger, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. Following the action by written consent adopting the merger agreement with respect to the cash-out merger, the surviving corporation, within 10 days after the effective date of the cash-out merger, will notify each stockholder of ESS Delaware entitled to appraisal rights under Section 262(d)(2) of the effective date of the cash-out merger and that appraisal rights are available to such stockholder and include in the notice a copy of Section 262. Any holder of common stock of ESS Delaware who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, ESS and Echo believe that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand.  Any holder of common stock of ESS Delaware wishing to exercise appraisal rights must deliver to the surviving corporation, within 20 days after the date of the mailing of the notice required by Section 262(d)(2), a written demand for the appraisal of the stockholder’s shares, and that stockholder must not have given (and not subsequently revoked) an advance proxy authorizing the shares of ESS Delaware common stock to be received by such holder in the cash-out merger to be included in the written consent authorizing the adoption of the merger agreement. Failure to provide an advance proxy, or the revocation of any previously provided advance proxy, will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. Instead, any holder of common stock of ESS Delaware wishing to exercise appraisal rights must separately submit a demand for appraisal to ESS Delaware, as the surviving corporation, which must reasonably inform the surviving corporation of the identity of the holder as well as the intention of the holder to demand an appraisal of the “fair value” of the common stock of ESS Delaware held by the holder. Such demand should also specify the stockholder’s name and mailing address and the number of shares covered by the demand. Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: ESS Technology, Inc., 48401 Fremont Boulevard, Fremont, California 94538 Attention: Robert L. Blair.

A holder of common stock of ESS Delaware wishing to exercise appraisal rights must hold the shares of record on the effective date of the cash-out merger and hold the shares of record on the date the written demand for appraisal is made, since appraisal rights will be lost if the shares are transferred prior to the effective date of the cash-out merger or prior to the date such demand is made. Only a holder of record of common stock of ESS Delaware is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal in respect of shares of common stock of ESS Delaware should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. A record owner (such as a broker, bank or nominee) who holds common stock of ESS Delaware as a nominee for others, may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners as to which the holder is the record owner; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all common stock of ESS Delaware held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

At any time within 60 days after the effective date of the cash-out merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to the surviving corporation written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the cash-out merger will require approval of the surviving corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective date of the cash-out merger. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

Filing a Petition for Appraisal.  Within 120 days after the effective date of the cash-out merger, the surviving corporation or any holder of common stock of ESS Delaware who has complied with Section 262 and who is otherwise entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the shares held by all stockholders entitled to appraisal rights. Neither ESS Delaware nor the surviving corporation is under any obligation to and has no present intention to file a petition for appraisal and holders of common stock of ESS Delaware should not assume that ESS Delaware or the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of common stock of ESS Delaware to initiate all necessary action to perfect their appraisal rights in respect of shares of common stock of ESS Delaware within the time prescribed in Section 262. It is not necessary that each stockholder asserting appraisal rights file a petition for appraisal in the Court of Chancery. Rather a single valid petition will suffice for the petitioning and non-petitioning stockholders who have properly demanded appraisal.

Within 120 days after the effective date of the cash-out merger, any holder of common stock of ESS Delaware who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares of common stock of ESS Delaware held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the surviving corporation the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder of shares of common stock of ESS Delaware and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. At the hearing on the petition, the Court of Chancery will determine those stockholders who are entitled to an appraisal of their shares and may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to the stockholder.

Determination of Fair Value.  After the Court of Chancery determines the holders of common stock of ESS Delaware entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery shall determine the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the cash-out merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the cash-out merger and the date of payment of the judgment. In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceedings, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which would be ascertained as of the date of merger which throw any light on future prospects of the merged corporation...” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined by the Court of Chancery could be more than, the same as or less than the consideration they would receive pursuant to the cash-out merger if they did not seek appraisal of their shares and that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. Although ESS and Echo believe that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Parent, ESS nor Echo anticipate offering more than the applicable merger consideration to any stockholder of ESS Delaware exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of common stock of ESS Delaware is less than the applicable merger consideration.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the appraisal proceeding (which do not include attorney’s fees and fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable under the circumstances. Upon application of any stockholder in connection with the appraisal proceeding, the Court of Chancery may order that all or a portion of the expenses incurred by a stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the shares entitled to be appraised. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded appraisal in compliance with Section 262 will not be entitled to vote for any purpose the shares of common stock subject to such demand or to receive payment of dividends or other distributions on such shares of common stock, except for dividends or other distributions payable to holders of record of shares as of a record date that is before the effective time of the cash-out merger.

If any stockholder who demands appraisal of shares of common stock of ESS Delaware under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s shares of common stock of ESS Delaware will be deemed to have been converted at the effective date of the cash-out merger into the right to receive the merger consideration pursuant to the merger agreement, without interest. A stockholder will fail to perfect, or effectively lose, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the cash-out merger. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the merger consideration offered pursuant to the merger agreement.

Failure to comply strictly with all of the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO SHAREHOLDERS OF THE REINCORPORATION MERGER AND THE CASH-OUT MERGER

General

In the opinion of Orrick, Herrington & Sutcliffe LLP, counsel to ESS (“Tax Counsel”), the following discussion correctly describes the material United States federal income tax consequences arising from and relating to the reincorporation merger and the cash-out merger that are generally applicable to U.S. Shareholders of ESS. For this purpose, “U.S. Shareholders” are beneficial owners of ESS common stock who are United States citizens or residents, domestic corporations, estates subject to United States federal income tax on their income regardless of source, and trusts, but only if (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. This discussion is applicable only to U.S. Shareholders who hold their ESS common stock and, following the reincorporation merger, their ESS Delaware common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code and who have no actual or constructive ownership of ESS Delaware after the cash-out merger. This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular U.S. Shareholder (including, without limitation, potential application of the alternative minimum tax), or to certain types of shareholders subject to special treatment under the United States federal income tax laws (for example, banks, life insurance companies, tax-exempt organizations, broker-dealers, shareholders who received their ESS common stock as compensation, United States expatriates, traders in securities that elect to mark to market, shareholders that are partnerships or other pass-through entities or shareholders who hold their stock as part of a hedge, straddle, constructive sale or conversion transaction). This discussion also does not address (i) the tax consequences to U.S. stockholders who exercise dissenters’/appraisal rights or (ii) any aspect of state, local or foreign tax laws.

This opinion is based on United States laws, regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect. No advance income tax ruling has been sought or obtained from the United States Internal Revenue Service (the “IRS”) regarding the tax consequences of any of the transactions described herein. Accordingly, it is possible that the United States federal income tax consequences of the reincorporation merger and the cash merger may differ from those described below.

THE FOLLOWING OPINION DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER IN LIGHT OF SUCH HOLDER’S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS DESCRIBED HEREIN INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE FUTURE CHANGES IN FEDERAL TAX LAWS.

The Reincorporation Merger

For United States federal income tax purposes, the reincorporation merger will result in an exchange by our shareholders of their ESS common stock for ESS Delaware common stock. Tax Counsel is of the opinion that the reincorporation merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. This conclusion is based on certain factual assumptions and reliance on representations from ESS and ESS Delaware. Such assumptions and representations include: (i) the registration statement correctly reflects ESS’ principal purposes and reasons for the reincorporation merger, including the fact that ESS, as a California corporation, is subject to certain limitations on distributions that may apply to the cash-out merger transaction which makes the reincorporation merger necessary prior to the consummation of the cash-out merger; (ii) there is no plan or intention on the part of any shareholder of ESS to sell, exchange or otherwise dispose of the ESS Delaware common stock received in the reincorporation merger, other than in the cash-out merger; (iii) immediately following the reincorporation merger, ESS Delaware will possess the same assets and liabilities, except for assets used to pay expenses incurred in connection with the reincorporation merger, as those possessed by ESS immediately prior to the reincorporation merger; (iv) assets used to pay expenses and all redemptions and distributions (except for regular, normal dividends) made by ESS immediately preceding the reincorporation merger will, in the aggregate, constitute less than one percent of the net assets of ESS; (v) dissenting shareholders will own less than one percent of the ESS common stock; and (vi) immediately following the reincorporation merger, the shareholders of ESS will own all of the outstanding ESS Delaware common stock and will own such stock solely by reason of their ownership of the ESS common stock immediately prior to the reincorporation merger.

Assuming the reincorporation merger qualifies as a “reorganization,” the following will be the material United States federal income tax consequences of the reincorporation merger to a U.S. Shareholder:

(1) The U.S. Shareholder will recognize no gain or loss on the exchange of ESS common stock solely for ESS Delaware common stock;

(2) The aggregate tax basis of the ESS Delaware common stock received by a U.S. Shareholder will be the same as the aggregate tax basis of the ESS common stock surrendered in exchange therefor; and

(3) The holding period of the ESS Delaware common stock received in the reincorporation merger will include the holding period of ESS common stock surrendered in exchange therefor.

The Cash-Out Merger

Tax counsel is of the opinion that the receipt of cash by a U.S. Shareholder for ESS Delaware common stock pursuant to the cash-out merger will be a taxable transaction for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local or foreign income tax laws). For United States federal income tax purposes, a U.S. Shareholder will recognize gain or loss equal to the difference, if any, between the cash received by the U.S. Shareholder in the cash-out merger and the U.S. Shareholder’s tax basis in the ESS Delaware common stock. Gain or loss will be calculated separately for each block of ESS Delaware common stock exchanged for cash in the cash-out merger (generally ESS Delaware common stock that was received in exchange for ESS common stock acquired at the same cost in a single transaction). Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the ESS Delaware common stock (taking into account the holding period of the ESS common stock) has been held for more than one year. The deductibility of capital losses is restricted and, in general, may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

The consideration received in the cash-out merger by a noncorporate U.S. Shareholder may be subject to backup withholding at a 28% rate. Backup withholding generally will apply only if the U.S. Shareholder fails to furnish a correct social security number or other taxpayer identification number, or otherwise fails to comply with applicable backup withholding rules and certification requirements. Corporations generally are exempt from backup withholding. Each U.S. Shareholder should complete and sign the Form W-9 that will be part of the letter of transmittal to be returned to the paying agent in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is otherwise proved in a manner satisfactory to the paying agent.

DIFFERENCES BETWEEN THE RIGHTS OF ESS SHAREHOLDERS AND ESS DELAWARE STOCKHOLDERS

If the reincorporation merger is consummated, shares of ESS common stock will be automatically converted into shares of ESS Delaware common stock. We believe the description below summarizes the material differences between your rights as an ESS shareholder prior to the reincorporation merger and the rights you would have as an ESS Delaware stockholder following the reincorporation merger, but it may not contain all of the information important to you. The description is qualified in its entirety by reference to the full text of the current amended and restated articles of incorporation of ESS, which we refer to as the California articles, and the current amended and restated bylaws of ESS, which we refer to as the California bylaws, and the proposed certificate of incorporation of ESS Delaware, a copy of which is attached hereto as Annex D, which we refer to as the Delaware certificate, and the proposed bylaws of ESS Delaware, a copy of which is attached hereto as Annex E, which we refer to as the Delaware bylaws and the respective corporation laws of California and Delaware. A copy of the California articles and California bylaws are on file with the SEC and are available from ESS upon request. See “Where You Can Find More Information” beginning on page 149.

Your rights as an ESS shareholder prior to the reincorporation merger are governed by the California Corporations Code and the California articles and California bylaws. If the reincorporation merger is consummated, your rights as an ESS Delaware stockholder will be governed by the Delaware General Corporation Law and the Delaware certificate and the Delaware bylaws. Approval by our shareholders of the principal terms of the reincorporation merger will automatically result in the adoption of all the provisions set forth in the Delaware certificate and Delaware bylaws upon consummation of the reincorporation merger.

The Charters and Bylaws of ESS and ESS Delaware

There are significant similarities between the proposed charter documents of ESS Delaware (the Delaware certificate and the Delaware bylaws) and the current charter documents of ESS (the California articles and the California bylaws). For example, both the Delaware certificate and the California articles authorize the issuance of up to 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock and both the Delaware certificate and the California articles each provide that the board is entitled to determine the rights, preferences, privileges and restrictions of the authorized and unissued preferred stock at the time of issuance.

In general, it has been our board’s intention to make minimal substantive changes in the rights of our shareholders in preparing the Delaware certificate. Although permitted by law in both states, neither the Delaware certificate nor the California articles provide for a classified board of directors, which would divide the board into multiple classes, with each director serving for a multiple-year term and only a portion of the total number of directors being elected at each annual meeting.

In preparing the Delaware certificate and the Delaware bylaws, we have also included certain provisions that enable the stockholders of ESS Delaware to have rights similar to those that they have automatically as shareholders of a California corporation, but that are not granted automatically under Delaware law. In particular, under California law, holders of 10% of our shares have a statutory right to call special meetings of shareholders. The Delaware General Corporation Law, however, does not provide for this right automatically, but instead provides that the certificate of incorporation or bylaws of a corporation may confer upon stockholders the right to call a special meeting of stockholders. Accordingly, the Delaware bylaws continue this right for our shareholders explicitly.

Size of the Board of Directors

California law provides that the authorized number of directors of a corporation may be fixed in the corporation’s articles of incorporation or bylaws, or a range may be established for the authorized number of directors, with the board itself given authority to fix the exact authorized number of directors within such range. The California bylaws specify a range of five to nine for the authorized number of directors and authorize the board to fix the exact authorized number of directors within the range. Changes in the authorized number of directors on our board of directors outside these limits can be made only with the approval of holders of a majority of the outstanding voting stock of ESS. In addition, under California law, the authorized number of directors cannot be reduced below five if a number of shares equal to or greater than sixteen and two-thirds percent (16 2/3%) of the total outstanding shares are voted in opposition to such a reduction. The authorized number of directors of ESS is currently set at five.

Delaware law provides that the authorized number of directors of a corporation, or the range of authorized directors, may be fixed by, or in the manner provided in, the corporation’s bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment to the certificate of incorporation, which generally requires approval by the board of directors and the stockholders. Similar to the California bylaws, the Delaware bylaws specify a range of five to nine for the authorized number of directors and authorize the board to fix the exact authorized number of directors within that range. Changes in the authorized number of directors on the ESS Delaware board of directors outside those limits can be made only by an amendment to the Delaware bylaws approved by holders of a majority of the outstanding voting stock of ESS Delaware. In addition, under the Delaware bylaws, as in the California bylaws, the authorized number of directors cannot be reduced below five if a number of shares equal to or greater than sixteen and two-thirds percent (16 2/3%) of the total outstanding shares are voted in opposition to such a reduction.

Cumulative Voting

Cumulative voting entitles a shareholder to cast, in any election of directors, a number of votes equal to the number of directors to be elected at the election multiplied by the number of shares registered in such shareholder’s name. The shareholder may cast all of such votes for a single nominee or may distribute them among any two or more nominees. Under California law, shareholders of a corporation have the right to cumulative voting, unless the corporation elects otherwise (and provided that the corporation has shares listed on the New York or American Stock Exchanges or traded on the NASDAQ Stock Market). Under Delaware law, cumulative voting in the election of directors is not permitted unless specifically provided for in the corporation’s certificate of incorporation.

Cumulative voting with respect to directors of ESS is prohibited under the California articles. Accordingly, the Delaware certificate does not provide for cumulative voting with respect to directors of ESS Delaware, and stockholders of ESS Delaware will not be entitled to elect directors using cumulative voting.

Stockholder Voting; Elections

On all matters submitted to a vote of shareholders of ESS, the shareholder is entitled to one vote for each share of capital stock held by such shareholder, unless otherwise restricted by the California articles or applicable law. Except as where otherwise required in the California bylaws or by law, a majority of the shares represented and voting at a duly held meeting at which a quorum is present shall be the act of the shareholders. Similarly, on all matters submitted to a vote of stockholders of ESS Delaware, the stockholders will be entitled to one vote for each share of capital stock held by such stockholder. All elections will be determined by a plurality of votes cast, and except as otherwise required by law, the Delaware certificate or Delaware bylaws, all other matters will be determined by a majority of the votes cast.

Board of Directors Quorum and Vote Requirements

Under both the California bylaws and the proposed Delaware bylaws, at all meetings of the boards of directors of ESS and ESS Delaware, respectively, the presence of a majority of the total authorized number of directors constitutes a quorum for the transaction of business. Except as otherwise required by law, in the case of both ESS and ESS Delaware, the vote of a majority of the directors present at any meeting at which a quorum is present constitutes the act of the board of directors. Additionally, any action required or permitted to be taken at a meeting of the ESS board of directors or the ESS Delaware board of directors, respectively, may be taken without a meeting if all members of the board of directors consent thereto in writing (or, in the case of ESS Delaware, by electronic transmission), and that writing or those writings are filed with the minutes or proceedings of the board of directors.

Shareholder Meetings

The California bylaws and the proposed Delaware bylaws contain similar requirements with respect to calling and conducting meetings of ESS’ shareholders and meetings of ESS Delaware’s stockholders, respectively. The annual meeting of the ESS shareholders may be held at any place within or outside the State of California and at a time designated by the board of directors. Similarly, the annual meeting of the ESS Delaware stockholders may be held at any place within or outside the State of Delaware and at a time designated by the board of directors.

Special meetings of the shareholders of ESS may be called at any time by the president, the chairman of the board, the board of directors or by two or more of the members thereof or by one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. Special meetings of the stockholders of ESS Delaware may be called at any time by the board of directors, the chairman of the board, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

The presence in person or by proxy of the holders of record of a majority of shares entitled to vote at a meeting of the ESS shareholders or the ESS Delaware stockholders constitutes a quorum for the transaction of business at the applicable meeting.

Action of Shareholders by Written Consent

Under the California bylaws, any action required or permitted to be taken at any annual or special meeting of the ESS shareholders may be taken without a meeting, without prior notice, and without a vote if a consent in writing setting forth the action so taken is:

•	signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted; and

•	the action otherwise complies with applicable law.

Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders of a corporation, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. The Delaware certificate does not prohibit or restrict the right of stockholders to act by written consent, and the Delaware bylaws expressly provide for the taking of stockholder action by written consent in accordance with the Delaware General Corporation Law.

Filling Vacancies on the Board of Directors

Under California law, any vacancy on a corporation’s board, other than one created by removal of a director by the corporation’s shareholders, may be filled by the board itself. Even if the number of directors still in office is less than a quorum, the vacancy may be filled by the affirmative vote of a majority of the directors present at a duly called and held meeting, by the unanimous written consent of the directors then in office or by a sole remaining director. A vacancy created by removal of a director by the corporation’s shareholders may be filled by the board only if so authorized by the corporation’s articles of incorporation or by a bylaw provision approved by the corporation’s shareholders.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws:

•	vacancies and newly created directorships may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director; and

•	whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time a corporation shall have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary with like responsibility, may call a special meeting of stockholders in accordance with the certificate of incorporation or bylaws, or may apply to the Delaware Court of Chancery for a decree summarily ordering an election. If, at the time of filling any vacancy or newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted prior to any such increase), the Court of Chancery may, upon application of any stockholder holding 10% of the outstanding voting stock entitled to vote in an election of directors, summarily order an election to be held to fill the vacancies or newly created directorships (or to replace directors chosen by the board to fill any such vacancies or newly created directorships). According to the ESS Delaware bylaws, except for a vacancy created by removal of a director by the corporation’s stockholders, which may only be filled by a vote of ESS Delaware stockholders, any vacancy or newly created directorship may be filled by a person selected by a majority of the remaining directors then in office or by a sole remaining director.

ESS has chosen not to alter the default provisions of its state of incorporation with respect to filling vacancies on its board of directors. Therefore, while the board of ESS has the power to fill vacancies on the board itself generally, neither the California articles nor the California bylaws permit the board to fill vacancies created by the removal of a director by ESS’ shareholders. Similarly, while the board of ESS Delaware will have the power to fill vacancies on the board itself generally, the Delaware bylaws will provide that only the stockholders of ESS Delaware may fill any vacancy created by the removal of a director by the stockholders of ESS Delaware.

Monetary Liability of Directors

The California articles and the Delaware certificate provide for the elimination of personal monetary liability of the directors of ESS and ESS Delaware, respectively, to the fullest extent permissible under the laws of the respective states. However, due to differences between California and Delaware law, the provision eliminating monetary liability of directors set forth in the Delaware certificate may be more expansive than the corresponding provision in the California articles. For a more detailed explanation of the foregoing, see “— Significant Differences between the Corporation Laws of California and Delaware — Limitation of Liability and Indemnification,” beginning on page 65 below.

Bylaw Amendments

Both the California bylaws and the proposed Delaware bylaws provide that they may be amended either by the holders of a majority of the outstanding shares entitled to vote or by the affirmative vote of the board, except that the board cannot unilaterally amend the provision of the bylaws that governs the range of directors, as discussed under “— Significant Differences between the Corporation Laws of California and Delaware — Size of the Board of Directors” beginning on page 60 above.

Significant Differences between the Corporation Laws of California and Delaware

The following provides a summary of major substantive differences between the corporation laws of California and Delaware. It is not an exhaustive description of all of the differences between the laws of the two states. Accordingly, all statements herein are qualified in their entirety by reference to the California Corporations Code and the Delaware General Corporation Law, respectively.

Shareholder Voting in Acquisitions

California and Delaware laws are substantially similar in terms of when shareholder approval is required for a corporation to undertake various types of acquisition transactions. Both California and Delaware law generally require that a majority of the shareholders of both the acquiring and target corporations approve a statutory merger. In addition, both California and Delaware law require that a sale of all or substantially all of the assets of a corporation be approved by a majority of the outstanding voting shares of the corporation selling its assets.

Delaware law does not require a shareholder vote of the surviving corporation in a merger (unless provided otherwise in the corporation’s certificate of incorporation) if:

•	The merger agreement does not amend the existing certificate of incorporation;

•	Each share of stock of the surviving corporation outstanding immediately before the transaction is an identical outstanding share after the merger; and

•	Either:

•	no shares of common stock of the surviving corporation (and no shares, securities or obligations convertible into such stock) are to be issued in the merger; or

•	the shares of common stock of the surviving corporation to be issued in the merger (including shares issuable upon conversion of any other shares, securities or obligations to be issued in the merger) do not exceed twenty percent (20%) of the shares of common stock of the surviving corporation outstanding immediately prior to the transaction.

California law contains a similar exception to its voting requirements for reorganizations, where shareholders or the corporation itself immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than five-sixths (5/6) of the voting power of the surviving or acquiring corporation or its parent entity.

Limitations on Certain Business Combinations

Delaware, like a number of states, has adopted special laws designed to make certain kinds of “unfriendly” corporate takeovers, or other non-board approved transactions involving a corporation and one or more of its significant shareholders, more difficult.

Under Section 203 of the Delaware General Corporation Law, a Delaware corporation subject to that statute is prohibited from engaging in a “business combination” with an “interested stockholder” for three years following the date that that person or entity becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity that owns, individually or with or through other persons or entities, fifteen percent (15%) or more of the corporation’s outstanding voting stock (including rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and also stock as to which the person has voting rights only). The three-year moratorium imposed by Section 203 on business combinations does not apply if:

•	Prior to the time at which the interested stockholder becomes an interested stockholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the person or entity becoming an interested stockholder;

•	Upon consummation of the transaction that makes the person or entity an interested stockholder, the interested stockholder owns at least eighty-five percent (85%) of the corporation’s voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining voting stock outstanding, shares owned by directors who are also officers of the corporation and shares held by employee stock plans that do not give employee participants the right to decide confidentially whether to accept a tender or exchange offer); or

•	At or subsequent to the time at which the person or entity becomes an interested stockholder, the business combination is approved both by the board of directors and by the stockholders (acting at a meeting and not by written consent) by sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock not owned by the interested stockholder.

The restrictions on business combinations contained in Section 203 will not apply if, among other reasons, the corporation elects in its original certificate of incorporation not to be governed by that section or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203 (and any such amendment so adopted shall be effective immediately in the case of a corporation that both has never had a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders). Between the effective time of the reincorporation merger and the effective time of the cash-out merger, the board does not intend for ESS Delaware to be governed by Section 203. The Delaware certificate provides that ESS Delaware shall not be governed by Section 203.

California law does not have a section similar to Delaware Section 203, but it does have different provisions that may limit a corporation’s ability to engage in certain business combinations. California law requires that, in a merger of a corporation with a shareholder (or its affiliate) who holds more than fifty percent (50%) but less than ninety percent (90%) of the corporation’s common stock, the other shareholders of the corporation must receive common stock in the transaction, unless all the corporation’s shareholders consent to the transaction. This provision of California law may have the effect of making a “cash-out” merger by a majority shareholder (possibly as the second step in a two-step merger) more difficult to accomplish. Although Delaware law does not parallel California law in this respect, under some circumstances Section 203 does provide similar protection to shareholders against coercive two-tiered bids for a corporation in which the shareholders are not treated equally.

California law also provides that, except in certain circumstances, when a tender offer or a proposal for a reorganization or sale of assets is made by an interested party (generally a controlling or managing party of the corporation), the interested party must provide the other shareholders with an affirmative written opinion as to the fairness of the consideration to be paid to the shareholders. This fairness opinion requirement does not apply to corporations that have fewer than 100 shareholders of record or to a transaction that has been qualified under California state securities laws. Furthermore, if a tender of shares or a vote is sought pursuant to an interested party’s proposal and a later proposal is made by another party at least 10 days prior to the date of acceptance of the interested party’s proposal, the shareholders must be informed of the later offer and be afforded a reasonable opportunity to withdraw their vote, consent or proxy, and to withdraw any tendered shares. Delaware law has no comparable provision.

Removal of Directors

In general, under California law, any director, or the entire board of directors, may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote. In the case of a corporation with cumulative voting or whose board is classified, however, no individual director may be removed (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting rules. In addition, shareholders holding at least ten percent (10%) of the outstanding shares of any class may bring suit to remove any director in case of fraudulent or dishonest acts or gross abuse of authority or discretion.

Under Delaware law, any director, or the entire board of directors, of a corporation that does not have a classified board of directors or cumulative voting may be removed with or without cause with the approval of a majority of the outstanding shares entitled to vote at an election of directors. In the case of a Delaware corporation whose board is classified, unless the certificate of incorporation provides otherwise, stockholders may effect such removal only for cause. In addition, as in California, if a Delaware corporation has cumulative voting, and if less than the entire board is to be removed, a director may not be removed without cause by a majority of the outstanding shares if the votes cast against such removal would be sufficient to elect the director under cumulative voting rules.

The California articles and California bylaws do not provide for a classified board of directors or cumulative voting. As a result, directors of ESS may currently be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote. Similarly, ESS Delaware will have neither a classified board nor cumulative voting, and the directors of ESS Delaware following the reincorporation merger will be subject to removal with or without cause, with the approval of a majority of the outstanding shares entitled to vote at an election of directors.

Limitation of Liability and Indemnification

California and Delaware have similar laws respecting the liability of directors of a corporation and the indemnification by the corporation of its officers, directors, employees and other agents for damages they incur. The laws of both states also permit corporations to adopt a provision in their charters eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director’s fiduciary duty of care. Nonetheless, as discussed below, there are certain differences between the laws of the two states respecting indemnification and limitation of liability. In general, however, Delaware law is somewhat broader in allowing corporations to indemnify and limit the liability of corporate agents, which the board believes, among other things, helps Delaware corporations in attracting and retaining outside directors.

The Delaware General Corporation Law was amended in 1986 in response to widespread concern about the ability of Delaware corporations to attract capable directors in light of then-current difficulties in obtaining and maintaining directors and officers insurance. The legislative commentary to the law states that it is “intended to allow Delaware corporations to provide substitute protection, in various forms, to their directors and to limit director liability under certain circumstances.”

Elimination of Director Personal Liability for Monetary Damages

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include a provision in its certificate of incorporation which limits or eliminates the personal liability of a director for monetary damages arising from breaches of his or her fiduciary duties to the corporation or its stockholders, provided that no such provision may eliminate or limit director monetary liability for:

•	Breaches of the director’s duty of loyalty to the corporation or its stockholders;

•	Acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•	The payment of unlawful dividends or unlawful stock repurchases or redemptions; or

•	Transactions in which the director received an improper personal benefit.

California law contains similar authorization for a corporation to eliminate the personal liability of directors for monetary damages, except where such liability is based on:

•	intentional misconduct or knowing and culpable violation of law;

•	acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director;

•	receipt of an improper personal benefit;

•	acts or omissions that show reckless disregard for the director’s duty to the corporation or its shareholders, where the director in the ordinary course of performing a director’s duties should be aware of a risk of serious injury to the corporation or its shareholders;

•	acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation and its shareholders;

•	transactions between the corporation and a director who has a material financial interest in such transaction; and

•	liability for improper distributions, loans or guarantees.

In the present case, the current California articles eliminate the liability of directors to ESS for monetary damages to the fullest extent permissible under California law. The Delaware certificate similarly eliminates the liability of directors to ESS Delaware for monetary damages to the fullest extent permissible under Delaware law. As a result, following the reincorporation merger, directors of ESS Delaware cannot not be held liable for monetary damages even for gross negligence or lack of due care in carrying out their fiduciary duties as directors, so long as that gross negligence or lack of due care does not involve bad faith, a knowing violation of law, the payment of unlawful dividends or unlawful stock redemptions, a breach of their duty of loyalty, or their receipt of an improper personal benefit.

Indemnification

California law requires indemnification of expenses when the indemnified individual has defended successfully the action brought against that individual on the merits. Delaware law requires indemnification of expenses when the individual being indemnified has successfully defended any action, claim, issue or matter therein, on the merits or otherwise. Delaware law generally permits indemnification of expenses, including attorneys’ fees, actually and reasonably incurred in the defense or settlement of a derivative or third-party action, provided the person seeking indemnification is determined to have acted in good faith and in a manner reasonably believed to be in best interests of the corporation (and such determination must be made, with respect to a person who is an officer or director at the time of such determination, by a majority vote of the disinterested directors, by a committee of such directors, by independent counsel or by the stockholders). Unless otherwise determined by the court, however, no indemnification may be made in respect of any action or suit brought by or in the right of the corporation (e.g., a derivative action) in which such person is adjudged liable to the corporation. Expenses incurred by an officer or director in defending an action may be paid in advance under Delaware law or California law, if the director or officer undertakes to repay such amounts if it is ultimately determined that he or she is not entitled to indemnification, provided that, under Delaware law, the requirement to provide such an undertaking only applies to current officers and directors. In addition, the laws of both states authorize a corporation to purchase indemnity insurance for the benefit of its officers, directors, employees and agents whether or not the corporation would have the power to indemnify against the liability covered by the policy.

California law permits a California corporation to provide rights to indemnification beyond those provided under California law to the extent such additional indemnification is authorized in the corporation’s articles of incorporation. Therefore, if so authorized, rights to indemnification may be provided pursuant to agreements or bylaw provisions which make mandatory the permissive indemnification provided by California law. The California articles authorize indemnification beyond that expressly mandated by California law. Delaware law does not require authorizing provisions in the certificate of incorporation. Delaware law also provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the Delaware General

Corporation Law shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Inspection of Shareholder Lists and Books and Records

Both California and Delaware law allow any shareholder to inspect a corporation’s shareholder list for a purpose reasonably related to the person’s interest as a shareholder. California law provides, in addition, for an absolute right to inspect and copy the corporation’s shareholder list by persons holding an aggregate of five percent (5%) or more of the corporation’s voting shares, or shareholders holding an aggregate of one percent (1%) or more of such shares who have contested the election of directors. Delaware law also allows the shareholders to inspect the list of shareholders entitled to vote at a meeting within a ten-day period preceding a shareholders’ meeting for any purpose germane to the meeting. Delaware law, however, contains no provisions comparable to the absolute right of inspection provided by California law to certain shareholders.

Under California law any shareholder may examine the accounting books and records and the minutes of the shareholders and the board and its committees, provided that the inspection is for a purpose reasonably related to the shareholder’s interests as a shareholder. The Delaware statute may be slightly more favorable to shareholders in this respect, in that a stockholder with a proper purpose is not limited to inspecting accounting books and records and minutes, and may examine other records as well. In addition, California law limits the right of inspection of shareholder lists to record shareholders, whereas Delaware has extended that right to beneficial owners of shares.

Appraisal Rights

Under both California and Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights, by which the shareholder may demand to receive cash in the amount determined to be the fair value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. In Delaware, except as otherwise provided by the certificate of incorporation, appraisal rights are only available in connection with specified mergers or consolidations involving the corporation.

Under Delaware law, fair value is determined without reference to any element of value arising from the accomplishment or expectation of the merger or consolidation, and appraisal rights are generally not available:

•	with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation;

•	with respect to a merger or consolidation of a corporation whose shares are either listed on a national securities exchange or are held of record by more than 2,000 holders (provided that appraisal rights will nonetheless be available if the shareholders are required by the terms of the agreement of merger or consolidation to accept for such stock: (i) shares of the surviving or resulting corporation, (ii) shares of another corporation that is either listed on a national securities exchange or held of record by more than 2,000 holders, or (iii) cash in lieu of fractional shares or any combination thereof); or

•	to shareholders of a corporation surviving a merger if no vote of the shareholders of the surviving corporation is required to approve the merger under Section 251(f) of the Delaware General Corporation Law.

The limitations on the availability of appraisal rights under California law are different from those under Delaware law. Shareholders of a California corporation whose shares are listed on a national securities exchange generally do not have such appraisal rights unless the holders of at least five percent (5%) of the class of outstanding shares claim the right or the corporation or any law restricts the transfer of the shares to be received. Appraisal rights are also not available if the shareholders of a corporation or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities representing more than five-sixths (5/6) of the voting power of the surviving or acquiring corporation or its parent entity. On the other hand, California law generally affords appraisal rights in a sale of all or substantially all assets type of reorganization, while Delaware law does not.

In addition, there are procedural differences in exercising appraisal rights under California and Delaware law. These differences include, but are not limited to the following:

•	Under the Delaware General Corporation Law, in order to exercise appraisal rights, a stockholder must deliver a written appraisal demand either prior to the taking of the vote on the merger (if the merger agreement is submitted to the stockholders at a meeting) or within 20 days following notice of the availability of appraisal rights (with respect to merger agreements adopted by written consent of stockholders and certain other mergers). By comparison, under the California Corporations Code a stockholder who has not voted in favor of the cash-out merger is not required to deliver a written appraisal demand until 30 days after the date on which a notice of the approval of the cash-out merger is mailed to the stockholder; and

•	Under the Delaware General Corporation Law, a petition for an appraisal must be filed within 120 days after the effective date of the merger in order for stockholders who have demanded an appraisal to perfect their appraisal rights. By comparison, under the California Corporations Code, if the parties do not agree on the status of shares as dissenting shares or their fair market value, the stockholder has until six months after the date on which notice of approval of the cash-out merger was mailed to the stockholder to file a complaint in the California Superior Court requesting a determination of these matters.

See “Dissenters’ Rights/Appraisal Rights” beginning on page 54 of this joint proxy statement/prospectus and Section 262 of the Delaware General Corporation Law, which is attached to this joint proxy statement/prospectus as Annex B.

Dissolution

Under California law, the holders of fifty percent (50%) or more of a corporation’s total voting power may authorize the corporation’s dissolution, with or without the approval of the corporation’s board of directors, and this right may not be modified by the articles of incorporation. Under Delaware law, unless the board of directors approves the proposal to dissolve, the dissolution must be unanimously approved by all the shareholders entitled to vote on the matter. Only if the dissolution is initially approved by the board of directors may the dissolution be approved by a simple majority of the outstanding shares of the Delaware corporation’s stock entitled to vote. In addition, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with such a board-initiated dissolution. However, the Delaware certificate contains no such supermajority voting requirement.

Interested Director Transactions

Under both California and Delaware law, certain contracts or transactions in which one or more of a corporation’s directors (or, in Delaware, directors or officers) has an interest are not void or voidable solely because of such interest provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. With certain exceptions, the conditions are similar under California and Delaware law. Under California law, (1) either the shareholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts, and, in the case of board approval, the contract or transaction must also be “just and reasonable” (in California), or (2) the contract or transaction must have been just and reasonable or fair as to the corporation at the time it was approved. In the latter case, California law explicitly places the burden of proof on the interested director. Under California law, to shift the burden of proof on the validity of the contract by shareholder approval, the interested director would not be entitled to vote his or her shares at a shareholder meeting with respect to any action regarding such contract or transaction. To shift the burden of proof on the validity of the contract by board approval under California law, the contract or transaction must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors (except that interested directors may be counted for purposes of establishing a quorum). Under Delaware law, any such contract or transaction will not be void or voidable solely as a result of the director or officer’s interest if: (1) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors, and the board in “good faith” authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in “good faith” by vote of the shareholders; or (3) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors or the shareholders.

Under Delaware law, the party seeking to demonstrate that a contract or transaction involving an interested director or officer should not be void or voidable solely as a result of the interest must demonstrate compliance with one of the three safe-harbor provisions listed above. Therefore, certain transactions that the board of directors of ESS might not be able to approve because of the number of interested directors could be approved by a majority of the disinterested directors of ESS Delaware, although less than a majority of a quorum, and would thus not be found void or voidable solely as a result of the interest. Neither ESS nor ESS Delaware is aware of any plans to propose any transaction involving directors that could not be so approved for purposes of removing the specter of voidability under California law but that would qualify for the safe harbor protection against being declared void or voidable under Delaware law.

Shareholder Derivative Suits

California law provides that a shareholder bringing a derivative action on behalf of a corporation need not have been a shareholder at the time of the transaction in question, if certain tests are met. Under Delaware law, a shareholder may bring a derivative action on behalf of the corporation only if the shareholder was a shareholder of the corporation at the time of the transaction in question or if his or her stock thereafter came to be owned by him or her by operation of law.

California law also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. Delaware does not have a similar bonding requirement.

Dividends and Repurchases of Shares

Delaware law is more flexible than California law with respect to declaring and paying dividends and implementing share repurchase programs. Delaware law permits a corporation to declare and pay dividends out of “surplus” (which is generally defined as the amount by which the fair value of the corporation’s net assets exceeds the sum of its liabilities and stated capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year, so long as the capital of the corporation following the payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares if the capital of the corporation would not be impaired following the transaction.

Under Section 500 of the California Corporations Code, a corporation may not make any distribution to its shareholders unless either:

•	the corporation’s retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution; or

•	immediately after giving effect to the distribution, the corporation’s assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to one and one fourth (1 1/4) times its liabilities (not including deferred taxes, deferred income and other deferred credits), and the corporation’s current assets would be at least equal to its current liabilities (or one and one fourth (1 1/4) times its current liabilities if the average pre-tax and pre- interest expense earnings for the preceding two fiscal years were less than the average interest expense for such years).

Under the California Corporations Code, “a distribution to its shareholders” is defined as the transfer of cash or property by a corporation to its shareholders without consideration, whether by way of dividend or otherwise, except a dividend in shares of the corporation, or the purchase or redemption of its shares for cash or property, including the transfer, purchase, or redemption by a subsidiary of the corporation.

These tests are applied to California corporations on a consolidated basis.

Application of the California General Corporation Law to Delaware Corporations

Under Section 2115 of the California Corporations Code, corporations not organized under California law but which have significant contacts with California may be subject to a number of provisions of the California Corporations Code. However, an exemption from Section 2115 is provided for corporations whose shares are listed on a major national securities exchange, such as the NASDAQ Global Market. ESS has agreed to use its commercially reasonable efforts to provide that, following the proposed reincorporation merger, the common stock of ESS Delaware will continue to be listed on the NASDAQ Global Market, and, accordingly, we currently expect that ESS Delaware will be exempt from Section 2115. However, we cannot assure you that ESS Delaware will be able to list its shares on the NASDAQ Global Market. For more information please see “Risk Factors — Risks Related to the Mergers — We may be delisted from the NASDAQ Global Market and the shares of common stock of ESS Delaware may not be listed on the NASDAQ Global Market.”

Notwithstanding the above exemption from Section 2115, between the closing of the reincorporation merger and the closing of the cash-out merger ESS Delaware will remain subject to the California Corporate Disclosure Act. This act applies to publicly traded corporations incorporated in California or qualified to do business in California. The Act requires significant annual disclosures to the California Secretary of State, although substantial portions of the requirements cover the same general categories of information that are included in SEC filings.

THE MERGER AGREEMENT

The merger agreement is the legal document that governs the mergers. The following is a summary of the material provisions of the merger agreement but it may not contain all of the information about the merger agreement that is important to you. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. You should read the merger agreement in its entirety, as it is the legal document that governs the mergers and the provisions of the merger agreement are not easily summarized.

The Mergers

On February 21, 2008, ESS, Echo, Parent and Merger Sub entered into the merger agreement. Under the merger agreement, ESS will be merged with and into Echo with Echo surviving the reincorporation merger as ESS Delaware. Immediately following the consummation of the reincorporation merger, Merger Sub will be merged with and into ESS Delaware with ESS Delaware surviving the cash-out merger as the surviving corporation.

Consideration Received in the Mergers

Shareholders of ESS who hold their shares through the consummation of the cash-out merger will be entitled to receive $1.64 per share in cash, without interest, unless the shareholders did not deliver an advance proxy (or subsequently revoked a previously delivered advanced proxy), did not otherwise consent to the cash-out merger and properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law. Upon consummation of the cash-out merger, ESS will have become a wholly owned subsidiary of Parent.

When the Mergers Will be Completed

We are working to complete the mergers as soon as possible. We anticipate completion of the mergers in the second quarter of 2008, subject to approval of the principal terms of the reincorporation merger by our shareholders and the satisfaction of the other closing conditions in the merger agreement. The effective time of the reincorporation merger will occur at the time that a certificate of merger is filed with the Secretary of State of the State of Delaware merging ESS with and into Echo. The effective time of the cash-out merger will occur at the time that a certificate of merger is filed with the Secretary of State of the State of Delaware merging Merger Sub with and into ESS Delaware.

Effects of the Mergers

The merger agreement provides for the reincorporation of ESS from California to Delaware in the reincorporation merger followed by the sale of ESS to affiliates of Imperium in the cash-out merger.

The reincorporation merger.  In the reincorporation merger, ESS will be merged with and into Echo, with Echo as the surviving corporation. If the principal terms of the reincorporation merger are approved by our shareholders and the other conditions to closing of the reincorporation merger are satisfied, ESS will merge with and into Echo and the separate corporate existence of ESS will cease. Echo will survive the merger as ESS Delaware. Each share of ESS you own immediately prior to the effective time of the reincorporation merger will, at the effective time of the reincorporation merger, automatically be converted into one share of ESS Delaware common stock.

Approximately [     ] million shares of ESS Delaware common stock will be issued to ESS shareholders in connection with the reincorporation merger.

Upon consummation of the reincorporation merger, we will become a Delaware corporation and will be subject to the Delaware General Corporation Law rather than the California Corporations Code, to which we are subject as a California corporation.

The cash-out merger.  If the reincorporation merger has been consummated, then ESS will have received a sufficient number of advance proxies from its shareholders to permit execution and delivery, immediately following the consummation of the reincorporation merger, of the written consent adopting the merger agreement on behalf of the ESS Delaware stockholders. Immediately following the effective time of the reincorporation merger, the persons named in the advance proxies will execute and deliver the written consent. If the written consent is executed and delivered and the other conditions to the closing of the cash-out merger are satisfied, Merger Sub will merge with and into ESS Delaware in the cash-out merger immediately following the consummation of the reincorporation merger. Upon consummation of the cash-out merger, the separate corporate existence of Merger Sub will cease, and ESS Delaware will survive the merger as the surviving corporation and a wholly owned subsidiary of Parent.

Upon completion of the cash-out merger, each share of ESS Delaware common stock outstanding immediately prior to the effective time of the cash-out merger, other than (1) shares of ESS Delaware common stock owned by Parent, Merger Sub or any of their respective wholly owned subsidiaries, (2) shares of ESS Delaware common stock held by ESS Delaware or any subsidiary of ESS Delaware or held in the treasury of ESS Delaware, and (3) shares held by stockholders of ESS Delaware who properly demand statutory appraisal rights, will be automatically converted into the right to receive the merger consideration of $1.64 in cash, without interest, per share of ESS Delaware common stock, upon surrender of such share of ESS Delaware common stock in the manner provided in the merger agreement. Parent will pay approximately $[     ] million in aggregate cash-out merger consideration to the stockholders of ESS Delaware in the cash-out merger. The surviving corporation in the cash-out merger will be a privately held corporation, and you will cease to have any ownership interest in the surviving corporation or any rights as its stockholder.

From and after the effective time of the cash-out merger, all shares of ESS Delaware common stock outstanding immediately prior to the effective time of the cash-out merger will be converted into the right to receive the merger consideration, will no longer be outstanding and will automatically be cancelled and will cease to exist and, other than shares held by stockholders of ESS Delaware who properly demand statutory appraisal rights, each holder of shares of common stock of ESS Delaware shall cease to have any rights with respect thereto, except the right to receive the merger consideration, without interest, upon surrender of such share of ESS Delaware common stock in the manner provided in the merger agreement. Each share of ESS Delaware common stock owned by Parent, Merger Sub or any of their respective wholly owned subsidiaries and shares of ESS Delaware common stock held by ESS Delaware or any subsidiary of ESS Delaware or held in the treasury of ESS Delaware will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

The merger consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into ESS common stock or ESS Delaware common stock), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to ESS common stock or ESS Delaware common stock occurring on or after the date of the merger agreement and prior to the effective time of the reincorporation merger or the effective time of the cash-out merger, as applicable.

Each holder of ESS Delaware common stock who is entitled to demand and properly demands appraisal of such shares and who complies with Section 262 of the Delaware General Corporation Law shall not receive the merger consideration but instead shall receive the consideration that may be due to the holder under Section 262. However, if such holder withdraws or otherwise loses such holder’s right to appraisal, the shares of ESS Delaware common stock held by such holder will be cancelled and converted into and represent solely the right to receive the merger consideration, without interest thereon, in accordance with the merger agreement. ESS Delaware has agreed to give Parent prompt notice of any written demands for appraisal, attempted withdrawals of such demands and any other instrument received by ESS Delaware relating to stockholders’ rights of appraisal, and to give Parent the right to participate in all negotiations and proceedings with respect to any such demand or instrument. See “Proposal One — The Reincorporation Merger; Advance Proxy — The Cash-Out Merger — Dissenters’ Rights/Appraisal Rights” beginning on page 54 of this joint proxy statement/prospectus for additional information.

Procedure for Receiving Merger Consideration

Shortly after the effective time of the cash-out merger, a bank or trust company selected by Parent, which we refer to as the paying agent, will mail a letter of transmittal and instructions to the former ESS Delaware stockholders. The letter of transmittal and instructions will inform the former ESS Delaware stockholders how to surrender their former stock certificates in exchange for the merger consideration. Stock certificates representing shares of common stock of ESS will, by virtue of the reincorporation merger, automatically represent shares of common stock of ESS Delaware, and it will not be necessary for shareholders of ESS to surrender or exchange their existing stock certificates for stock certificates representing shares of ESS Delaware prior to submitting their stock certificates in exchange for the merger consideration in accordance with the letter of transmittal and instructions provided by the paying agent. The letter of transmittal will also notify the former ESS Delaware stockholders of the effective date of the cash-out merger and that appraisal rights are available under the terms of Section 262 of the Delaware General Corporation Law.

You should not return your stock certificates with the enclosed proxy card or advance proxy, and you should not forward your stock certificates to the paying agent without a properly completed and signed letter of transmittal.

You will not be entitled to receive the merger consideration until you surrender your stock certificate or certificates to the paying agent, together with a properly completed and signed letter of transmittal and any other documents as may reasonably be required by the paying agent. No interest will be paid to you or will accrue for your benefit on the cash payable upon surrender of your stock certificate or certificates.

If payment of the merger consideration is to be made to a person other than the person in whose name the stock certificate surrendered in exchange for such merger consideration is registered, it will be a condition precedent of payment that the certificate so surrendered is properly endorsed and otherwise in proper form for the transfer and that the person requesting such payment will have paid any transfer or other similar taxes required by reason of the payment of the merger consideration to a person other than the registered holder of the surrendered stock certificate and will have established to the satisfaction of surviving corporation that such tax either has been paid or is not required to be paid.

Each of surviving corporation, Parent, Merger Sub and the paying agent will be entitled to deduct and withhold from the consideration payable under the merger agreement such amounts as it is required to deduct and withhold with respect to the payment of such consideration under any applicable tax laws. To the extent any amounts are so withheld, such amounts will be treated for all purposes under the merger agreement as having been paid to the person in respect of which such deduction and withholding was made.

At the effective time of the cash-out merger, the stock transfer books of ESS Delaware will be closed and there will be no further registration of transfers of outstanding shares of ESS Delaware common stock. If, after the effective time of the cash-out merger, certificates formerly representing shares of common stock of ESS Delaware are presented to the surviving corporation for any reason, they will be cancelled and exchanged for the merger consideration, without interest.

In the event that any ESS Delaware stock certificates have been lost, stolen or destroyed, the paying agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of the fact by the holder thereof, the merger consideration payable pursuant to the terms of the merger agreement; provided, however, that Parent may, in its discretion and as a condition precedent to the payment of the merger consideration, require the owners of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the surviving corporation or the paying agent with respect to the certificates alleged to have been lost, stolen or destroyed.

None of Parent, the surviving corporation or the paying agent will be liable to any stockholder for any portion of the merger consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. At any time following six months after the closing date of the cash-out merger, the surviving corporation may require the paying agent to deliver to the surviving corporation any remaining cash held by the paying agent for delivery and payment to former stockholders of ESS Delaware pursuant to the merger agreement. Thereafter, former stockholders of ESS Delaware may look only to the surviving corporation for any merger consideration to which they may be entitled upon surrender of their shares of ESS Delaware common stock.

Financing

It is estimated that the total amount of funds necessary to complete the mergers and the related transactions is approximately $[     ] million, which includes approximately $[     ] million to be paid out to stockholders of ESS Delaware and holders of other equity-based interests in ESS Delaware, in each case following the cash-out merger, with the remainder to be applied to pay fees and expenses related to the mergers and the related transactions. These payments are expected to be funded by a combination of cash and short term investments held by ESS Delaware at the time of the cash-out merger and equity contributions by an entity sponsored by Imperium.

ESS does not currently have sufficient cash and short term investments on its balance sheet to pay the amount of the cash-out merger consideration payable to stockholders of ESS Delaware in the cash-out merger and to pay fees and expenses related to the mergers and the related transactions. Part of this funding may be provided by a sale of our headquarters prior to the consummation of the cash-out merger (and any sale of our headquarters is subject to the prior approval of Parent). However, the closing of the mergers is not conditioned on Parent or Merger Sub obtaining the proceeds of any such sale.

Treatment of Stock Options and Employee Stock Purchase Plan

At the effective time of the reincorporation merger, each outstanding option to purchase shares of ESS common stock, whether or not then vested or exercisable, will be automatically converted into an option to purchase a number of shares of ESS Delaware common stock equal to the number of shares of ESS common stock that were subject to such option immediately prior to the reincorporation merger. Each option to purchase shares of ESS Delaware common stock will otherwise have the same terms and conditions applicable under the option to purchase shares of ESS common stock from which it converted (including, without limitation, the exercise price per share and vesting schedule).

At the effective time of the cash-out merger, each outstanding option to purchase ESS Delaware common stock will be automatically converted into the right to receive, for each share of our common stock subject to the option, an amount in cash equal to the excess, if any, of $1.64 over the applicable exercise price per share for such stock option net of all applicable withholding taxes, and the stock option will be cancelled and extinguished. For example, as a result of the foregoing, an ESS stock option holder holding options to purchase 1,000 shares of ESS common stock with an exercise price of $1.00 per share would receive total consideration of $640 in cash following the cash-out merger, subject to applicable withholding tax, and an ESS option holder holding options to purchase 1,000 shares of ESS common stock with an exercise price of $1.64 per share or higher would not receive any consideration in the mergers.

In addition, the outstanding offering period under our ESPP will terminate as of the last business day prior to the closing of the reincorporation merger, all rights to purchase shares of ESS common stock under the ESPP will be exercised as of that date and ESS will apply the funds credited as of such date under the ESPP within each participant’s payroll withholding account to the purchase of whole shares of ESS common stock in accordance with the terms of the ESPP. No further offering periods will commence under the ESPP after the last business day prior to the closing of the reincorporation merger and the ESPP will terminate upon consummation of the reincorporation merger.

Representations and Warranties

The merger agreement contains representations and warranties made by ESS, Parent and Merger Sub regarding aspects of their respective businesses, financial condition, subsidiaries and structure, as well as other facts pertinent to the mergers. The assertions embodied in the representations and warranties contained in the merger agreement are qualified by information in a confidential disclosure schedule provided by ESS to Parent in connection with the signing of the merger agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between ESS and Parent rather than establishing matters as facts. In addition, information concerning the subject matter of these representations and warranties may have changed since the execution of the merger agreement. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about ESS or Parent or Merger Sub.

We make various representations and warranties in the merger agreement, including with respect to, among other things:

•	organization, standing and qualifications to do business;

•	our subsidiaries and our equity interest in them;

•	our capital structure;

•	our authority and Echo’s authority to enter into and consummate the transactions contemplated by the merger agreement;

•	governmental consents and approvals required for the transactions contemplated by the merger agreement;

•	that the mergers do not violate our charter documents, laws or contracts;

•	our filings and reports with the SEC;

•	our internal controls and procedures;

•	the absence of certain changes to our business and the absence of undisclosed liabilities;

•	the absence of litigation;

•	employee benefit matters;

•	tax matters;

•	our material contracts;

•	real and personal property;

•	intellectual property matters;

•	matters relating to employee benefit plans and labor and employment matters;

•	compliance with applicable laws;

•	the accuracy of information supplied for inclusion or incorporation by reference in this joint proxy statement/prospectus;

•	insurance matters;

•	environmental matters;

•	ESS’ ownership and operation of Echo;

•	the fairness opinions of Needham & Company and Sutter;

•	the absence of undisclosed brokers’ fees;

•	affiliate transactions; and

•	anti-takeover statutes.

Many of our representations and warranties are qualified by a “material adverse effect” standard. For the purposes of the merger agreement, a “company material adverse effect” means any event, change, occurrence or development that has a material adverse effect on the business, results of operations or financial condition of ESS and our subsidiaries, taken as a whole. However, the following items are not considered in determining whether a “company material adverse effect” has occurred or is reasonably likely to occur:

•	changes generally affecting any industry in which we operate to the extent that such conditions do not have a materially disproportionate effect on us and our subsidiaries, taken as a whole, relative to other companies of comparable size to us operating in the same industries;

•	changes generally affecting economic conditions in the United States, in any country in which we or our subsidiaries conduct business or in the global economy as a whole;

•	changes in law, rules or regulations or GAAP to the extent that such conditions do not have a materially disproportionate effect on us or our subsidiaries, taken as a whole, relative to other companies of comparable size to us operating in the same industries;

•	conditions arising out of acts of terrorism, war, weather conditions or other force majeure events;

•	the public announcement or pendency of the merger agreement or any of the transactions contemplated by the merger agreement, including the impact on our relationships or the relationships of our subsidiaries with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties;

•	changes in the price or trading volume of our stock, in and of itself;

•	any failure to meet any published analyst estimates or expectations, in and of itself;

•	any failure to meet internal projections or forecasts, in and of itself; and

•	any legal proceedings made or brought by any of the current or former shareholders of ESS (on their own behalf or on behalf of ESS) arising out of or related to the merger agreement or any of the transactions contemplated by the merger agreement.

In addition, Parent and Merger Sub made representations and warranties to ESS, including with respect to, among other things:

•	their organization, standing and qualification to do business;

•	their authority to enter into and consummate the transactions contemplated by the merger agreement;

•	governmental consents and approvals required for the transactions contemplated by the merger agreement;

•	that the mergers do not violate Parent’s or Merger Sub’s charter documents, laws or contracts;

•	the availability of sufficient funds to consummate the transactions contemplated by the merger agreement;

•	the accuracy of information supplied for inclusion or incorporation by reference in this joint proxy statement/prospectus;

•	the enforceability of the guarantee provided by an affiliate of Imperium;

•	the solvency of the surviving corporation;

•	Parent’s ownership and operation of Merger Sub; and

•	the absence of any required stockholder votes (other than the vote of Parent as sole stockholder of Merger Sub) to approve the merger agreement.

The representations and warranties contained in the merger agreement will not survive the cash-out merger, but they form the basis of certain conditions to ESS’ and Parent’s obligations to complete the merger.

Covenants

     Interim Operations of ESS

Except as contemplated by the merger agreement, ESS (and, after the effective time of the reincorporation merger, ESS Delaware) has agreed that, until completion of the cash-out merger or termination of the merger agreement, it will and will cause it subsidiaries to, except as required or permitted by the merger or unless Parent otherwise consents in writing, (1) conduct its business in the ordinary course, (2) use commercially reasonable efforts to preserve intact its present business operations, (3) use commercially reasonable efforts to maintain satisfactory relations with and keep available services of their current officers and other key employees, (4) maintain in effect all material foreign, federal, state and local licenses, approvals and authorizations, including all material licenses and permits that are required to carry on its business and (5) use commercially reasonable efforts to preserve existing relationships with customers, lenders, suppliers, distributors and others having business relationships with it.

Under the merger agreement, ESS (and, after the effective time of the reincorporation merger, ESS Delaware) also agreed that, until completion of the cash-out merger or termination of the merger agreement, except as required or permitted by the merger agreement or unless Parent otherwise consents in writing, ESS (and, after the effective time of the reincorporation merger, ESS Delaware) will not, and will cause its subsidiaries not to:

•	amend the California articles or California bylaws or equivalent documents of any ESS subsidiary or amend the terms of any outstanding security of ESS or any of its subsidiaries;

•	split, combine, subdivide or reclassify any shares of capital stock of ESS or any subsidiary (other than transactions by a subsidiary that remains a wholly owned subsidiary following such transaction made in the ordinary course of business);

•	declare, set aside or pay dividends or make other distributions with respect to ESS’ capital stock or the capital stock of any ESS subsidiary that is not wholly owned by ESS;

•	redeem, purchase or otherwise acquire, or offer to redeem, purchase or acquire any equity interests, except repurchases of unvested shares at cost in connection with the termination of the services relationship with any service provider pursuant to stock option or purchase agreement existing as of the date of the merger agreement;

•	issue, sell, pledge, deliver, transfer, dispose of or encumber any shares of, or securities convertible into or exchangeable for capital stock, or grant any options or warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or any equity interests with respect to ESS or any subsidiary, or grant to any person any right the value of which is based on the value of common stock or other capital stock, other than

•	issuances of common stock pursuant to the exercise of options of ESS outstanding as of the date of the merger agreement;

•	grants of options in accordance with ESS’ stock plans in an amount not to exceed 10,000 shares of common stock; or

•	issuances of common stock to participants in the ESPP;

•	acquire by merger, stock or asset purchase or otherwise in one transaction or any series of related transactions (1) any assets having a fair market value in excess of $150,000, except in the ordinary course of business consistent with past practice, or (2) any equity interests in any person or any business or division of any person or all or substantially all of the assets of any person (or business or division thereof);

•	transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets, other than (1) sales in the ordinary course of business, and (2) dispositions of equipment and property no longer used in the operation of the business;

•	(1) incur or assume any long-term or short-term indebtedness, except short-term indebtedness made in the ordinary course of business, (2) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than with respect to ESS’ subsidiaries in the ordinary course of business), or (3) make any loans, advances or capital contributions to, or investments in, any person, other than loans, advance or capital contributions to, or investments in, wholly owned subsidiaries of ESS made in the ordinary course of business;

•	except as required by applicable law or by the terms of any agreement, ESS benefit plan or other plan existing as of the date of the merger agreement,

•	make any change in, or accelerating the vesting of, the compensation or benefits payable or to become payable to, or grant any severance or termination pay to, any officers, directors, employees, agents or consultants;

•	enter into or amend any employment, consulting, severance, retention, change in control, termination pay, collective bargaining or other agreement or any equity based compensation, pension, deferred compensation, welfare benefits or other employee benefit plan or arrangement;

•	make any loans to any officers, directors, employees, affiliates or agents or consultants;

•	make any change in existing borrowing or lending arrangements for or on behalf of any of persons pursuant to a benefit plan of ESS or otherwise;

•	pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of any amount relating to unused vacation days; or

•	adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, ESS stock plan, stock purchase, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment agreement with or for the benefit of ESS or and ESS subsidiary director, officer, employee or agent, whether past or present, or amend any such existing plan, agreement or arrangement in a manner inconsistent with the terms of the merger agreement;

•	except as publicly announced prior to the date of the merger agreement, announce, implement or effect any reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of ESS or any ESS subsidiary other than routine employee terminations;

•	incur any capital expenditures or any obligations or liabilities in respect thereof in excess of $150,000, in the aggregate, except those contemplated in the capital expenditures budgets for ESS or ESS subsidiaries previously made available to Parent;

•	enter into any agreement or arrangement that limits or otherwise restricts ESS, any subsidiary or any successor thereto from engaging or competing in any line of business or in any location;

•	amend, modify in a material respect or terminate any material contract of ESS or otherwise waive, release or assign any material rights, claims or benefits thereunder, or enter into any contract that would be material;

•	settle, pay or discharge any litigation, investigation, arbitration, other than the payment, discharge or satisfaction, in the ordinary course of business, of such claims, liabilities or obligations (1) disclosed or reserved against in financial statements found in ESS’ filings with the SEC as of the date of the merger agreement in amounts no greater than the amount reserved with respect to the relevant liability therein or (2) incurred in the ordinary course of business since the date of such financial statements;

•	permit any material insurance policy naming ESS as a beneficiary or a loss payee to be cancelled or terminated without reasonable prior notice to Parent;

•	change any of the accounting methods materially affecting assets, liabilities or business, except for such changes required by GAAP or Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as concurred in by its independent registered public accountants;

•	revalue in any material respect any material assets, including writing down the value of inventory or writing down notes or accounts receivable, other than in the ordinary course of business;

•	except as required by applicable law, make or change any material tax election other than on a basis consistent with past practice, change an annual accounting period, adopt or change any accounting method, file any material amendment to a material tax return, enter into any closing agreement with respect to material taxes, settle or consent to any material tax claim, take any affirmative action to surrender any right to claim a refund of taxes, or consent to any extension or waiver of the limitation period applicable to any material tax claim;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of ESS (other than the mergers); and

•	enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize in writing any of the foregoing.

     No Solicitation of Competing Takeover Proposals

Pursuant to the merger agreement, ESS agreed that it would, and would cause each of its subsidiaries and representatives to, immediately cease and cause to be terminated any discussions or negotiations with any third parties and such third party’s representative, other than Parent, Merger Sub and Parent’s representatives, that were ongoing as of February 21, 2008, with respect to any takeover proposal.

ESS also agreed that it would not, and would cause each of its subsidiaries and would instruct each of its representatives not to:

•	directly or indirectly solicit, initiate, or knowingly encourage any takeover proposal;

•	enter into any agreement or agreement in principle with respect to a takeover proposal; or

•	engage in any negotiations or discussions regarding, or furnish or disclose to any third party any information with respect to, any takeover proposal.

However, the merger agreement provides that, prior to obtaining approval of the principal terms of the reincorporation merger from our shareholders, in response to a bona fide takeover proposal that was not solicited in violation of the non-solicitation obligations described above and that our board determines in good faith constitutes, or could reasonably be expected to lead to, a superior proposal, we may provide access to our properties, contracts, personnel, and books and records and furnish information, data or draft agreements to the third party making such takeover proposal and its representatives if the board receives a confidentiality agreement from such third party containing terms no less favorable to us, including standstill provisions, than the terms of the confidentiality letter agreement, dated June 25, 2007 between Imperium and ESS; and we may participate in discussions or negotiations with the third party making such takeover proposal and its representatives regarding such takeover proposal and provide such person with information regarding ESS.

For purposes of the merger agreement, a takeover proposal is defined as any inquiry, proposal or offer from any third party relating to, in a single transaction or series of related transactions,

•	a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving a direct or indirect acquisition of ESS (or any of our subsidiaries whose business constitutes 20% or more of our net revenues, net income or assets (based on fair market value)); or

•	the acquisition (including by way of tender or exchange offer) in any manner, directly or indirectly, of 20% of (i) our outstanding common stock or (ii) our consolidated total assets (based on fair market value).

In addition, for purposes of the merger agreement, a superior proposal is defined as a bona fide takeover proposal (for this purpose, substituting 50% for each reference to 20% in the definition of “takeover proposal”) which our board determines in good faith is reasonably likely to be consummated and if consummated, would result in a transaction more favorable to the holders of our common stock than the mergers, taking into account such factors as the board deems appropriate, including the third party making the takeover proposal and the legal, financial, regulatory, fiduciary and other aspects of the merger agreement and such takeover proposal, including any conditions relating to financing, regulatory approvals or other events or circumstances. A superior proposal may be a transaction where the consideration per share to be received by the holders of our common stock is comprised of cash and/or other property or securities.

In addition, if our board of directors has determined in good faith that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the members of the board under applicable law, our board may:

•	withdraw (or not continue to make) or modify, or publicly propose to withdraw (or not continue to make) or modify its recommendation that our shareholders approve the principal terms of the reincorporation merger;

•	approve, recommend or adopt, or publicly propose to approve, recommend or adopt, a superior proposal (if we give Parent three business days’ prior written notice and the board considers in good faith any changes or revisions to the merger agreement proposed in writing by Parent); or

•	enter into an agreement regarding a superior proposal (if we give Parent three business days’ prior written notice, the board considers in good faith any changes or revisions to the merger agreement proposed in writing by Parent and we have terminated the merger agreement and paid the termination fee to Parent).

Notwithstanding anything to the contrary in the merger agreement, neither we nor our board of directors are prohibited from:

•	taking or disclosing to our shareholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act; or

•	making any disclosure to our shareholders if, in the good faith judgment of our board, such disclosure would be reasonably necessary under applicable law.

     Other Covenants

The merger agreement contains a number of other covenants by ESS, Echo, Parent and Merger Sub:

•	Preparation of Registration Statement and Joint Proxy Statement/Prospectus. ESS agreed to prepare and file with the SEC this joint proxy statement/prospectus and the registration statement as promptly as reasonably practicable following the date of the merger agreement. ESS and Echo also agreed to consult with Parent and to use commercially reasonable efforts to respond promptly to any SEC comments. Parent and Merger Sub also agreed to furnish all information reasonably requested by ESS and Echo in connection with the preparation of this joint proxy statement/prospectus and agreed to cause their representatives to cooperate in the preparation of this joint proxy statement/prospectus.

•	Meeting of ESS Shareholders. ESS agreed to call and hold a meeting of our shareholders as promptly as reasonably practicable following the date on which the registration statement, of which this joint proxy statement/prospectus is a part, is declared effective by the SEC for the purpose of considering and voting upon the approval of the principal terms of the reincorporation merger.

•	Notification of Certain Matters. ESS and Parent each agreed to give prompt written notice to the other of:

•	any notice or other material communication from a governmental authority in connection with the merger agreement or the transactions contemplated by the merger agreement alleging that its consent may be required in connection therewith,

•	any claims, actions, suits, proceedings or investigations commenced or threatened involving such party or its subsidiaries and related to the merger agreement or transactions contemplated by the merger agreement, and

•	any fact, event or circumstance that would cause or constitute a breach in any material respect of any representation, warranty, covenant or agreement or that would prevent, delay or impede the consummation of the mergers or any transactions contemplated by the merger agreement.

In addition, ESS and Parent agree to promptly notify each other in writing of any pending or threatened suit or other proceeding or investigation by any governmental authority or any other person that challenges or seeks damages in connection with the transactions contemplated by the merger agreement or seeks to restrain or prohibit the consummation of the transactions contemplated by the merger agreement. ESS also agrees to give Parent an opportunity to consult regarding the defense or settlement of any such action or proceeding.

•	Access to Information. ESS has agreed to provide to Parent and Merger Sub and their representatives reasonable access at reasonable times and upon reasonable prior notice to the officers, employees, agents, properties, office and other facilities of ESS and it subsidiaries and to the books and records thereof and to furnish such other information concerning the business, properties, agreements, assets, liabilities, personnel and other aspects of ESS or its subsidiaries as Parent, Merger Sub or their representatives may reasonably request, except as would interfere in any significant manner with the our operation or business, jeopardize our attorney-client privilege or contravene any applicable law, binding contract or privacy policy applicable to customer information.

•	Third Party Consents. Each of ESS and Parent agreed to use its commercially reasonable efforts to obtain any consents under any of its respective contracts, which are necessary, proper or advisable in connection with the consummation of the transactions contemplated by the merger agreement, subject to certain exceptions.

•	Public Announcements. ESS and Parent each agreed to receive the other party’s prior consent prior to issuing any press release or otherwise making any other announcement about the mergers or the merger agreement, unless otherwise required by any applicable law or regulation.

•	Directors’ and Officers’ Insurance. ESS agreed that at or prior to the effective time of the reincorporation merger it will obtain a prepaid policy or prepaid policies which provide for directors and officers insurance coverage of equivalent amount and on no more favorable terms than that provided by ESS’ current directors’ and officers’ insurance for an aggregate period of at least six years, with respect to claims arising from facts or events that occurred on or before the effective time of the cash-out merger, including in connection with the approval of the merger agreement and the transactions contemplated by the merger agreement. Parent and surviving corporation will maintain such policies in full force and effect for the full policy period thereunder, and continue to honor ESS’ and surviving corporation’s obligations thereunder.

•	State Takeover Laws. ESS, Echo and ESS Delaware each agree that if any anti-takeover law or regulation enacted under state of federal law is deemed to become applicable to ESS, ESS Delaware, the reincorporation merger, the cash-out merger or any of the transactions contemplated by the merger agreement, the boards of directors of ESS, Echo and ESS will take all action necessary to render such statute inapplicable.

•	Section 16 Matters. Prior to the effective time of the cash-out merger, ESS and ESS Delaware have agreed to take all such steps as may be reasonably necessary to cause any dispositions of shares of ESS Delaware common stock resulting from the transactions contemplated by the merger agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to ESS or ESS Delaware, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

•	Obligations of Merger Sub and Contribution to Merger Sub. Parent has agreed to cause Merger Sub and the surviving corporation to perform all of their respective obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement. Parent has agreed to make at least $10,000,000 in funding available to Merger Sub prior to the effective time of the cash-out merger.

•	Approval of the Cash-Out Merger. Immediately after, and subject to the occurrence of, the effective time of the reincorporation merger, ESS Delaware has agreed to, and has agreed to cause the persons named in the advance proxies to, execute and deliver the written consent adopting the merger agreement on behalf of the stockholders of ESS Delaware.

•	Assumption of Registration Statements. ESS, Echo and ESS Delaware have agreed to take such steps as may be reasonably necessary or appropriate to cause ESS Delaware, at the effective time of the reincorporation merger, to assume or otherwise become the successor issuer under any and all registration statements of ESS filed with the SEC that are in effect at the effective time of the reincorporation merger.

•	Maintenance Listing on the NASDAQ Global Market. ESS has agreed to use its commercially reasonable efforts to cause the shares of ESS Delaware common stock to be issued in the reincorporation merger to be approved for listing on the NASDAQ Global Market. However, we cannot assure you that the shares of ESS

Delaware common stock to be issued in the reincorporation merger will be listed on the NASDAQ Global Market following the reincorporation merger or at all. Please see “Risk Factors — Risks Related to the Mergers — We may be delisted from the NASDAQ Global Market and the shares of common stock of ESS Delaware may not be listed on the NASDAQ Global Market” beginning on page [  ].”

     Indemnification and Insurance

As described above, the merger agreement provides that for a period of six years following the effective time of the cash-out merger, Parent and the surviving corporation will honor and fulfill the obligations of ESS and its subsidiaries to indemnify current and former directors, officers and other employees of ESS to the fullest extent permissible under the California articles and California bylaws and the equivalent documents of our subsidiaries as in effect on the date of the merger agreement and under any indemnification agreements then in effect between such individuals and ESS or any of its subsidiaries for acts or omissions occurring on or prior to the completion of the cash-out merger, including in connection with the approval of the merger agreement and the transactions contemplated by the merger agreement. In addition, the indemnification agreements in place between ESS or its subsidiaries and our current and former directors, officers and employees will survive the mergers by their terms and will become obligations of the surviving corporation and its subsidiaries. In addition, our current executive officers and directors are expected to enter into indemnification agreements with ESS Delaware.

For a period of six years after the effective time of the cash-out merger, the certificate of incorporation and bylaws of the surviving corporation will contain provisions with respect to indemnification, advancement of expenses and exculpation that are no less favorable to the indemnified parties as those in the California articles and the California bylaws in effect as of the date of the merger agreement.

As described above under “The Merger Agreement-Covenants-Other Covenants,” ESS has agreed to obtain a prepaid policy at or prior to the effective time of the reincorporation merger providing for directors’ and officers’ insurance coverage of equivalent amount and on no more favorable terms than that provide by the directors’ and officer’s insurance policy of ESS in place on the date of the merger agreement for an aggregate period of at least six years and covering claims arising from events that occur on or before the effective time of the cash-out merger.

     Employee Benefits

At the effective time of the reincorporation merger, ESS Delaware has agreed to assume and continue the stock plans and benefit plans of ESS and its subsidiaries.

Parent and surviving corporation have agreed that, for a period of at least one year following the effective time of the cash-out merger, they will provide substantially comparable employment plans or arrangements to those in effect immediately prior to the effective time of the cash-out merger for current or former employees, officers or directors of ESS Delaware or any subsidiary in a manner to be determined in the discretion of Parent. Additionally, to the extent legally permitted, employees of ESS Delaware or any subsidiary will receive credit for purposes of eligibility to participate and vesting under any employee pension benefit plan, program or arrangement established or maintained by surviving corporation or its subsidiaries for service accrued prior to the effective time of the cash-out merger.

Parent has also agreed to honor certain change in control and other agreements between ESS Delaware, as successor to ESS, and certain of its officers and employees. Unless otherwise requested by Parent, ESS Delaware has agreed to terminate all 401(k) plans effective as of and contingent upon the effective time of the cash-out merger.

     Regulatory Approvals

ESS, Echo, Parent and Merger Sub agreed to use commercially reasonable efforts to, among other things:

•	take all appropriate action and do all things necessary, proper or advisable under any applicable law or otherwise to consummate the transactions contemplated in the merger agreement as promptly as practicable; and

•	obtain from any governmental authority any consents, licenses, permits, waivers, clearances, approvals, authorizations or orders required to be obtained or made to avoid action or proceeding by any governmental authority in connection with the merger agreement and the consummation of the transactions contemplated by the merger agreement.

ESS and Parent agreed to furnish the other party with all information necessary for any such application or other filing to be made in connection with the transactions contemplated by the merger agreement and to promptly inform the other party of any material communication with and any proposed understanding, undertaking or agreement with, any governmental authority regarding any such application or filing. Additionally, ESS and Parent agreed that if either party intends to independently participate in any meeting with any governmental authority in respect of any such filings, investigation or inquiry, then the party will give the other party reasonable prior notice of such meeting and invite representatives of the other party to participate in the meeting unless prohibited by such governmental authority. ESS and Parent also agreed to coordinate and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing. ESS and Parent also agree that neither ESS nor Parent will be required to sell, hold separate or otherwise dispose of or conduct their business in a specified manner in connection with the receipt of any necessary governmental approvals or clearances.

Restrictions on the Ability to Sell ESS Delaware Common Stock

The shares of ESS Delaware common stock to be issued in connection with the reincorporation merger will be registered under the Securities Act and will be freely transferable, except as noted in the following paragraph and] except for shares of ESS Delaware common stock issued to any person who is deemed to be an “affiliate” of ESS prior to the reincorporation merger and except for shares of restricted ESS Delaware common stock issued in exchange for ESS restricted common stock, which, in each case, will be subject to the same restrictions on transfer as were the shares of ESS restricted common stock for which they were exchanged.

In order to ensure that, following the consummation of the reincorporation merger, a sufficient number of effective advance proxies have been received to authorize the adoption of the merger agreement and that the shares of common stock of ESS Delaware that are the subject of such advance proxies are not transferred between the time of the consummation of the reincorporation merger and the consummation of the cash-out merger, each of ESS and Echo has agreed, to the extent reasonably practicable and subject to compliance with all applicable laws and rules and regulations of the NASDAQ Global Market, to use its commercially reasonable efforts to cause trading in shares of ESS Delaware common stock on the NASDAQ Global Market (subsequent to listing thereof, if any) to be suspended immediately following the effective time of the reincorporation merger and to close the stock transfer books of ESS Delaware immediately following the effective time of the reincorporation merger so that thereafter there shall be no further registration of transfers of shares of ESS Delaware common stock on the records of ESS Delaware. If we are able to cause trading in shares of ESS Delaware common stock on the NASDAQ Global Market to be suspended immediately following the effective time of the reincorporation merger and/or to close the stock transfer books of ESS Delaware immediately following the effective time of the reincorporation merger, your ability to sell or otherwise transfer shares of ESS Delaware common stock you would receive in the reincorporation merger between the closing of the reincorporation merger and the closing of the cash-out merger will be limited and you may not be able to transfer any such shares of ESS Delaware common stock at all during the time period between the consummation of the two mergers. Please see “Risk Factors — Risks Related to the Mergers — Your ability to sell or otherwise transfer your shares of ESS Delaware common stock between the closing of the reincorporation merger and the closing of the cash-out merger may be limited” beginning on page 14.”

Conditions to the Mergers

The completion of the reincorporation merger depends on the satisfaction or waiver of a number of conditions, including the following:

•	the principal terms of the reincorporation merger must have been approved by our shareholders;

•	as of the date of the consummation of the reincorporation merger, ESS must have received advance proxies from a sufficient number of holders of common stock of ESS to allow the persons named therein, following the consummation of the reincorporation merger, to deliver the written consent approving the cash-out merger immediately after the consummation of the reincorporation merger;

•	the filing or waiting periods applicable to the consummation of the cash-out merger under the Hart-Scott-Rodino Act, if any, must have expired or been terminated;

•	all actions by or filings with any governmental authority required to permit the consummation of the mergers, if any, must have been obtained or made;

•	no statute, rule or regulation may have been enacted or promulgated by any governmental authority which prohibits the consummation of the reincorporation merger or the cash-out merger, and there may not be any order or injunction of a court of competent jurisdiction in effect preventing the consummation of the reincorporation merger or the cash-out merger;

•	since February 21, 2008, there must not have occurred any event, change, occurrence or development that, individually or in the aggregate, has a material adverse effect on the business, results of operations or financial condition of ESS and its subsidiaries taken as a whole;

•	ESS must have delivered its audited consolidated financial statements for the year ended December 31, 2007, our auditors must have issued a customary audit opinion with respect to such financial statements, and we must not have received any notice from our auditors that such opinion and related financial statements may no longer be relied upon;

•	each party must have performed or complied in all material respects with all of its material agreements and covenants required by the merger agreement to be performed or complied with by it prior to the closing date of the reincorporation merger;

•	the representations and warranties of each of ESS must be true and correct as of February 21, 2008 and as of the closing date of the reincorporation merger as if made at and as of February 21, 2008 and the closing date of the reincorporation merger, as applicable, (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except for such failures to be true and correct which would not have, individually or in the aggregate, or would not reasonably be expected to have, a company material adverse effect (it being understood that, for the purposes of determining the effect of such failures, all company material adverse effect and materiality qualifiers contained in such representations and warranties shall be disregarded); provided, however, the representations and warranties of ESS with respect to ownership of our subsidiaries, our capitalization, our authorization of the merger agreement and our receipt of fairness opinions from our financial advisors must be true and correct in all material respects;

•	the representations and warranties of each of Parent and Merger Sub must be true and correct as of February 21, 2008 and the closing date of the reincorporation merger as if made at and as of February 21, 2008 and as of the closing date of the reincorporation merger, as applicable, (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except for such failures to be true and correct which do not, individually or in the aggregate, have a material adverse effect on the ability of Parent or Merger Sub to obtain financing for or consummate the cash-out merger or other transactions contemplated by the merger agreement (it being understood that, for the purposes of determining the effect of such failures, all material adverse effect and materiality qualifiers contained in such representations and warranties shall be disregarded);

•	ESS must have delivered an officer’s certificate to Parent certifying (1) the compliance with all material agreements and covenants required by the merger agreement as described above and (2) the truth and correctness of the representations and warranties as described above; and

•	Parent and Merger Sub must have delivered an officer’s certificate to ESS certifying (1) the compliance with all material agreements and covenants required by the merger agreement as described above and (2) the truth and correctness of the representations and warranties as described above.

Other than the conditions pertaining to the shareholder approval and the receipt of a sufficient number of advance proxies by ESS, the absence of governmental orders, the expiration or termination of the Hart-Scott-Rodino Act waiting period (which is currently inapplicable to the mergers) and the receipt of any other required governmental approvals (none of which are currently required), either ESS, on the one hand, or Parent, on the other hand, may elect to waive conditions to their respective performance and complete the reincorporation merger.

In addition, the completion of the cash-out merger depends on the satisfaction or waiver of the following conditions:

•	the consummation of the reincorporation merger must have occurred;

•	the written consent must have been delivered in accordance with applicable law; and

•	no statute, rule or regulation may have been enacted or promulgated by any governmental authority which prohibits the consummation of the cash-out merger, and there may not be any order or injunction of a court of competent jurisdiction in effect preventing the consummation of the cash-out merger.

Once the reincorporation merger has occurred, ESS Delaware has agreed to cause the execution and delivery by the authorized officers of ESS Delaware named in the advance proxy, of the written consent adopting the merger agreement with respect to the cash-out merger on behalf of the stockholders of ESS Delaware.

Termination of the Merger Agreement

The merger agreement may be terminated, and the mergers may be abandoned, at any time prior to the effective time of the reincorporation merger, whether before or after approval of the principal terms of the reincorporation merger by our shareholders, in the following circumstances:

•	by mutual written consent of Parent and ESS;

•	by either Parent or ESS, if:

•	our shareholders do not approve the principal terms of the reincorporation merger at the annual meeting or any adjournment or postponement thereof, or our shareholders do approve the principal terms of the reincorporation merger at any such meeting, but ESS does not receive advance proxies from a sufficient number of holders of ESS common stock to allow the written consent to be delivered on behalf of holders of ESS Delaware common stock immediately following the closing of the reincorporation merger, thereby giving the ESS Delaware stockholder approval by written consent in accordance with applicable law;

•	the reincorporation merger has not been consummated by August 21, 2008, provided however that a party will not have the right to terminate that merger agreement if any action of such party or the failure by any party to perform any of its obligations under the merger agreement has been the cause of, or resulted in, the failure of the reincorporation merger and the other transactions contemplated by the merger agreement to be consummated by August 21, 2008; or

•	any final and nonappealable order, decree or ruling or other action of a governmental authority has the effect of permanently prohibiting the reincorporation merger or the merger;

•	by ESS, if:

•	Parent or Merger Sub has breached any of its covenants, agreements, representations or warranties under the merger agreement, in either case such that the applicable conditions to the reincorporation merger described under “The Merger Agreement — Conditions to the Mergers” beginning on page 83 would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of August 21, 2008 or 30 business days after notice of such breach and provided that we will not have the right to terminate the merger agreement if we or Echo is then in material breach of any of its covenants or agreements;

•	prior to the approval of the principal terms of the reincorporation merger by our shareholders, our board of directors has received a superior proposal and our board of directors determines in good faith that the failure to accept a superior proposal is reasonably likely to be inconsistent with its fiduciary duties to our shareholders, ESS has complied in all material respects with its commitment not to solicit takeover proposals described under “The Merger Agreement — No Solicitation of Competing Takeover Proposals” beginning on page 79 of this joint proxy statement/prospectus; and ESS pays the termination fee to Parent; or

•	by Parent, if:

•	we or ESS Delaware breach any of our covenants, agreements, representations or warranties under the merger agreement, in either case such that the applicable conditions to the reincorporation merger described under “The Merger Agreement — Conditions to the Mergers” would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of August 21, 2008 or 30 business days after notice of such breach and provided that Parent will not have the right to terminate the merger agreement if Parent or Merger Sub is then in material breach of any of its covenants or agreements; or

•	prior to approval of the principal terms of the reincorporation merger by our shareholders, our board of directors withdraws or modifies its recommendation that our shareholders vote in favor of the principal terms of the reincorporation merger, we failed to include the recommendations of our board and the Echo board with respect to the mergers in this joint proxy statement/prospectus, or our board approves, recommends or adopts, or publicly proposes to approve, recommend or adopt, a takeover proposal or approves or recommends that holders of our common stock tender their shares in any tender offer or exchange offer that is a takeover proposal.

Fees and Expenses

ESS has agreed to pay a termination fee to Parent of $1,981,000 plus reimbursement of Parent’s and its affiliates’ reasonable expenses incurred in connection with the transactions contemplated by the merger agreement up to, but not in excess of, $500,000, as promptly as practicable (and, in any event, within two business days following termination) if the merger agreement is terminated in the following circumstances:

•	by ESS:

•	if, prior to obtaining the approval of our shareholders of the principal terms of the reincorporation merger,

•	our board has received a superior proposal,

•	our board has determined in good faith that the failure to accept such superior proposal is reasonably likely to be inconsistent with the fiduciary duties of the members of our board to the shareholders of ESS under applicable law, and

•	we complied in all material respects with our commitment not to solicit takeover proposals described under “The Merger Agreement — No Solicitation of Competing Takeover Proposals” beginning on page 79 of this joint proxy statement/prospectus.

•	by Parent:

•	if we have breached our obligations described under “The Merger Agreement — No Solicitation of Competing Takeover Proposals” beginning on page 79 of this joint proxy statement/prospectus by affirmatively soliciting a takeover proposal and either:

•	ESS or Echo has breached its covenants or agreements contained in the merger agreement or we have breached any of our representations or warranties contained in the merger agreement, in either case such that the applicable conditions to the reincorporation merger described under “The Merger Agreement — Conditions to the Mergers” would not be satisfied and such breach is incapable of being cured or, if capable of being cured, is not cured by the earlier of August 21, 2008 or 30 business days after notice of such breach; or

•	if, prior to the obtaining of the approval of our shareholders of the principal terms of the reincorporation merger,

•	our board has changed is recommendation to our shareholders with respect to their approval of the principal terms of the reincorporation merger,

•	we failed to include the recommendations of our board and the Echo board with respect to the mergers in this joint proxy statement/prospectus, or

•	our board approves, recommends or adopts, or publicly proposes to approve, recommend or adopt, a takeover proposal or approves or recommends that holders of our common stock tender their shares in any tender offer or exchange offer that is a takeover proposal.

Additionally, if the merger agreement is terminated:

•	by ESS or Parent because:

•	the approval by our shareholders of the principal terms of the reincorporation merger is not obtained at the annual meeting or any adjournment or postponement thereof; or

•	approval by our shareholders of the principal terms of the reincorporation merger is obtained at the annual meeting or any such adjournment or postponement thereof, but we did not receive advance proxies from a sufficient number of holders of our common stock to allow adoption of the merger agreement by the stockholders of ESS Delaware by written consent; or

at any time after the date of the merger agreement and prior to the occurrence of the action or event that gave rise to Parent’s right to terminate the merger agreement for the reasons described above, any third party has publicly made, proposed, communicated or disclosed an intention to make a bona fide takeover proposal, and such bona fide takeover proposal was not retracted or rescinded prior to the occurrence of the action or event that gave rise to Parent’s right to terminate the merger agreement for the reasons described above; or

within nine months of the termination of the merger agreement, we enter into a definitive agreement with any third party with respect to a takeover proposal or any takeover proposal is consummated by such third party; or

•	by Parent:

•	if, prior to the obtaining of the approval of our shareholders of the principal terms of the reincorporation merger,

•	our board has changed is recommendation to our shareholders with respect to their approval of the principal terms of the reincorporation merger,

•	we failed to include the recommendations of our board and the Echo board with respect to the mergers in this joint proxy statement/prospectus, or

•	our board approves, recommends or adopts, or publicly proposes to approve, recommend or adopt, a takeover proposal or approves or recommends that holders of our common stock tender their shares in any tender offer or exchange offer that is a takeover proposal, and, in any such case, then, upon consummation of such takeover proposal, we must pay to Parent the termination fee and reimbursement of expenses described above.

If paid, the termination fee will be the sole and exclusive remedy of Parent, Merger Sub and their affiliates against ESS and any of its subsidiaries and representatives for any loss or damage suffered as a result of the breach of any representation, warranty or covenant contained in the merger agreement by ESS, its subsidiaries or any representative of ESS and for the failure of the reincorporation merger and the cash-out merger to be consummated.

Limited Guarantee

Pursuant to a limited guarantee, dated as of February 21, 2008, between Imperium Master Fund, Ltd., an affiliate of Imperium, and ESS, Imperium Master Fund, Ltd. has guaranteed the performance of the obligations of Parent and Merger Sub under the merger agreement, including any payment obligation resulting from the breach or non-performance of any representation, warranty or covenant contained in the merger agreement by Parent or Merger Sub. However, in no event will Imperium Master Fund, Ltd.’s liability under the limited guarantee exceed

$10,000,000. The limited guarantee may not be revoked or terminated and will remain in full force and effect and be binding on Imperium Master Fund, Ltd. and its successors until all of Parent’s and Merger Sub’s obligations under the merger agreement have been satisfied in full. However, the limited guarantee will terminate as of the earlier of the effective time of the cash-out merger or February 21, 2010, unless ESS has asserted a claim under the limited guarantee.

Amendment, Extension and Waiver

Subject to applicable law, this merger agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of our shareholders contemplated by the merger agreement, by written agreement of ESS, Echo, Parent and Merger Sub. However, after the approval of the principal terms of the reincorporation merger and the cash-out merger by our shareholders and the stockholders of ESS Delaware, respectively, no amendment to the merger agreement may be made which by law requires further approval by such shareholders or stockholders, respectively, without obtaining such further approval.

At any time before the effective time of the cash-out merger, any party to the merger agreement may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

•	waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement;

•	waive compliance with any of the agreements or conditions contained in the merger agreement for the benefits of such party.

Any agreement on the part of a party to the merger agreement to any such extension or waiver is only valid if set forth in an instrument in writing signed on behalf of such party. Any delay in exercising any right under the merger agreement does not constitute a waiver of such right.

REQUIRED VOTE

If a quorum is present, completion of the reincorporation merger requires approval of the principal terms of the reincorporation merger by the affirmative vote of the holders of a majority of the shares of our common stock entitled to vote at annual meeting. Since approval of the principal terms of the reincorporation merger requires the affirmative vote of the shares outstanding as of the record date, a failure to vote your shares of our common stock or an abstention will have the same effect as voting against the reincorporation merger.

Completion of the cash-out merger requires the adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of ESS Delaware common stock. Since adoption of the merger agreement requires the affirmative vote of the outstanding shares of common stock of ESS Delaware, a failure to provide an advance proxy prior to the time of the reincorporation merger will have the same effect as voting against the cash-out merger.

RECOMMENDATION OF THE ESS BOARD OF DIRECTORS

The board of directors of ESS recommends that our shareholders vote “FOR” approval of the principal terms of the reincorporation merger. In addition, our board of directors recommends that our shareholders provide an advance proxy authorizing the execution and delivery of a written consent adopting the merger agreement with respect to the shares of common stock of ESS Delaware you would receive in the reincorporation merger. The board of directors of Echo Technology (Delaware), Inc. also recommends that the stockholders of ESS Delaware adopt the merger agreement.

PROPOSAL TWO — ELECTION OF DIRECTORS

General

The board of directors of ESS has nominated Robert L. Blair, Peter T. Mok and Alfred J. Stein (each of whom is currently a director of ESS) for election to the board of directors. Each of ESS’ nominees has consented to serve as a director if elected.

ESS’ bylaws currently provide that the number of authorized directors shall not be less than five or more than nine. The size of ESS’ board of directors is currently set at five members. The five nominees receiving the highest number of votes of the shares of ESS common stock present in person or represented by proxy at the annual meeting and voting on the election of directors will be elected. All duly submitted and unrevoked proxies will be voted for the nominees for director selected by the ESS board of directors, except where authorization to vote in favor of the election of directors is withheld. If any nominee should become unavailable for election for any presently unforeseen reason, the persons designated as proxies will have full discretion to vote for another person designated by the board of directors of ESS. Proxies cannot be voted for a greater number of persons than the number of nominees for the office of director named in this joint proxy statement/prospectus.

Directors are elected to serve until the next annual meeting of shareholders and until their successors have been elected and qualified. For information regarding directors and officers of ESS following the reincorporation merger, see “Directors and Officers Following the Reincorporation Merger” beginning on page 130 of this joint proxy statement/prospectus.

Information About the Nominees

Certain information about the director nominees as of March 15, 2008 is set forth below:

			Director
Name of Nominee	Age	Principal Occupation	Since

Robert L. Blair	60	President and Chief Executive Officer of the Company	1999
Peter T. Mok(1)(2)(3)	54	President and Chief Executive Officer of KLM Capital Management, Inc.	1993
Alfred J. Stein(1)(2)(3)	75	Director of Advanced Power Technology	2003

(1)	Member of the Audit Committee of the board of directors.

(2)	Member of the Compensation Committee of the board of directors.

(3)	Member of the Corporate Governance and Nominating Committee of the board of directors.

Robert L. Blair has been our President and Chief Executive Officer since September 1999. Mr. Blair was elected as a director in 1999. Mr. Blair served as our Executive Vice President of Operations and member of the Office of the President from April 1997 to September 1999. From December 1994 to March 1997, he was our Vice President of Operations. From December 1991 to November 1994, he was Senior Vice President of Operations (Software Packaging & Printing Division) of Logistix Corporation, a software turnkey company, and from 1989 to November 1991, he was Vice President and co-owner of Rock Canyon Investments, a real estate development-planning firm in California. From 1986 to 1989, he held various positions at Xidex Corporation, a computer diskette manufacturer, including President and General Manager at XEMAG, a division of Xidex Corporation. From 1973 to 1986, he held several positions including Vice President, High Reliability Operations at Precision Monolithics, Inc.

Peter T. Mok has served as a director since May 1993.  Mr. Mok is currently the President and Chief Executive Officer of KLM Capital Management, Inc., a venture capital management company, and has served in that capacity since July 1996. From July 1994 to July 1996, Mr. Mok was Senior Manager, Investment Banking, of DBS Ltd. From June 1992 to July 1994, he was Senior Vice President, Manager and a director of Transpac Capital, Inc., a venture capital management company that is a wholly owned subsidiary of Transpac. Mr. Mok holds a B.S. degree in Business Administration from San Jose State University. Mr. Mok also serves on the boards of several private companies.

Alfred J. Stein has served as a director since April 2003. Mr. Stein is an independent consultant to technology companies and has spent more than 45 years in the semiconductor industry. From 1982 until 1999 Mr. Stein served as Chairman of the Board and Chief Executive Officer of VLSI Technology, Inc., which was acquired by Philips Electronics in 1999. Previously, Mr. Stein served as Chief Executive Officer of Arrow Electronics, Vice President and Assistant General Manager of Motorola’s semiconductor unit, and Vice President and General Manager for the Electronics Devices Division of Texas Instruments. Currently, Mr. Stein serves on the board of Simtek Corp. and some private start-up companies. Mr. Stein holds a B.S. degree in physics from St. Mary’s University of Texas and an M.S. degree in mathematics from Southern Methodist University.

There is no family relationship between any of the nominees or between any of the nominees and any executive officer of ESS. There are no business relationships between any of the nominees and ESS.

Corporate Governance

Governance Principles

All of ESS’ corporate governance materials, including the committee charters and the Code of Ethics, are published on the governance section of ESS’ website at http://www.esstech.com. The ESS board of directors regularly reviews corporate governance developments and modifies these principles, charters and practices as warranted. Any modifications are reflected on our website.

Director Independence

It is the objective of the ESS board of directors that at least a majority of the board of directors should consist of independent directors. For a director to be considered independent, the ESS board of directors must determine that the director does not have any direct or indirect material relationship with ESS that would impair his or her independence. The ESS board of directors has established guidelines to assist it in determining director independence, which conform to the independence requirements in the rules of the NASDAQ Global Market. The ESS board of directors will consider all relevant facts and circumstances, including the items disclosed under “Transactions with Management and Others” below, in making an independence determination. The ESS board of directors has determined that the following directors satisfy the independence requirements of the rules of the NASDAQ Global Market: Bruce J. Alexander (while serving in 2007 and the first quarter of 2008), Peter T. Mok and Alfred J. Stein.

The ESS board of directors currently has a standing Compensation Committee, Corporate Governance and Nominating Committee, and Audit Committee established in accordance with Section 3(a)(58) of the Securities Exchange Act. All members of the Audit, Compensation and Corporate Governance and Nominating Committees must be independent directors. Members of the Audit Committee must also satisfy an additional SEC independence requirement, which provides that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from ESS or any of its subsidiaries other than their directors’ compensation. The ESS board of directors has affirmatively determined that all members of the Audit, Compensation and Corporate Governance and Nominating Committees satisfy the relevant NASDAQ Global Market and SEC independence requirements.

Code of Ethics

ESS has adopted a Code of Ethics that applies to its principal executive officer, principal financial and accounting officer, controller and certain other senior financial management. The Code of Ethics is posted on our website at http://www.esstech.com. If any substantive amendments are made to the Code of Ethics or grant of any waiver, including any implicit waiver, from a provision of the Code of Ethics to ESS’ Chief Executive Officer, Chief Financial Officer or Controller, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K.

Shareholder Communications

Our board of directors welcomes communications from our shareholders. Shareholders may send communications to the ESS board of directors, or to any director in particular, c/o Robert L. Blair, Chief Executive Officer,

ESS Technology, Inc., 48401 Fremont Blvd., Fremont, CA 94538. Any correspondence addressed to the ESS board of directors or to any one of our directors in care of the Chief Executive Officer is forwarded to the addressee without review. The independent directors of the ESS board of directors review and approve the shareholder communication process periodically to ensure effective communication with shareholders.

Director Attendance at Annual Meetings

Our policy is to encourage the members of our board of directors to attend our annual meetings. All six members of our board of directors attended the 2006 Annual Meeting of Shareholders.

Executive Sessions

Since 2004 independent directors have met in at least two regularly scheduled executive sessions each year. The sessions are scheduled and chaired by the Chairman of the Corporate Governance and Nominating Committee. Any independent director may request that an additional executive session be scheduled.

Board of Directors’ Meetings

Our board of directors held 17 meetings in 2007, including telephone conference meetings, and each of the directors attended 75% or more of the aggregate number of meetings of the board of directors and the meetings of the committees of the board of directors on which he served during 2007. Our board of directors took action by unanimous written consent once in 2007.

Board of Directors Committee Charters and Meetings

Each of the ESS board of directors’ Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee operates under a written charter approved by the ESS board of directors. The charters of the Audit Committee, the Compensation Committee and the Nominating Committee are available on our website at http://www.esstech.com.

Audit Committee

The Audit Committee of the board of directors consisted of three independent, non-employee directors: Bruce J. Alexander, Peter T. Mok and Alfred J. Stein. Since August 2007, Peter T. Mok has served as the Chairman of the Audit Committee, replacing Gary L. Fischer, a former board and audit committee member who resigned on May 21, 2007. In March 2008, Mr. Alexander passed away. On April 2, 2008, the NASDAQ Stock Market staff sent us a deficiency letter notifying us that we are not in compliance with NASDAQ’s audit committee requirement because we have only two directors serving on our audit committee as a result of the passing away of Mr. Bruce J. Alexander, a member of our board of directors and audit committee, on March 25, 2008. The staff informed us that we must demonstrate compliance with the three independent member audit committee requirement no later than September 22, 2008. We are searching for a third member to serve on our audit committee, but if the cash-out merger is consummated before September 22, 2008, we may not replace Mr. Alexander.

Each Audit Committee member qualifies as an audit committee financial expert as defined by SEC rules. The Audit Committee held eight meetings in 2007. The Audit Committee has determined that the provision of non-audit services by the independent registered public accounting firm in 2007 is compatible with maintaining the independent registered public accounting firm’s independence. The Audit Committee’s responsibilities are to:

•	appoint, compensate, oversee, evaluate and replace, if necessary, the independent registered public accounting firm;

•	review and approve the scope of the annual internal and external audit;

•	review and pre-approve the engagement of our independent registered public accounting firm to perform audit and non-audit services and the related fees;

•	meet independently with our internal auditing staff, independent registered public accounting firm and senior management;

•	review disclosures from our independent registered public accounting firm regarding Independence Standards Board Standard No. 1;

•	review the integrity of our financial reporting process;

•	review our financial statements and SEC filings and disclosures;

•	monitor compliance with our Code of Ethics; and

•	establish procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding our accounting, internal controls and auditing matters.

Compensation Committee

In 2007, the Compensation Committee of the board of directors consisted of two independent, non-employee directors, Peter T. Mok and Alfred J. Stein, the Chairman of the Compensation Committee. The Compensation Committee held one meeting in 2007. The Compensation Committee took action by unanimous written consent two times in 2007. The Compensation Committee reviews and approves compensation and benefits for our key executive officers based on their performance, administers our stock purchase and equity incentive plans and makes recommendations to the ESS board of directors regarding such matters. The Compensation Discussion and Analysis included in this joint proxy statement/prospectus includes additional information regarding the Compensation Committee’s processes and procedures for considering and determining executive officer compensation.

Corporate Governance and Nominating Committee

In 2007, the Corporate Governance and Nominating Committee of the ESS board of directors consisted of two independent, non-employee directors, Alfred J. Stein and Peter T. Mok, the Chairman of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee held one meeting in 2007. The Corporate Governance and Nominating Committee makes recommendations to the ESS board of directors regarding the size and composition of the ESS board of directors, the compensation of new and existing directors and the size and composition of the various ESS board of directors committees and other corporate governance matters. The Corporate Governance and Nominating Committee will consider nominees proposed by shareholders. Any shareholder who wishes to recommend a prospective nominee for the board of directors for the Corporate Governance and Nominating Committee’s consideration may do so by giving the candidate’s name and qualifications in writing to the Assistant Secretary of ESS. See “Deadline for Receipt of Shareholder Proposals” beginning on page 48 for further discussion of the requirements for submitting a shareholder proposal.

In selecting candidates for the ESS board of directors, the Corporate Governance and Nominating Committee strives for a variety of experience and background that adds depth and breadth to the overall character of the ESS board of directors. Every effort is made to complement and supplement skills within the existing ESS board of directors and strengthen any identified needs. In selecting the nominees, the ESS board of directors evaluates prospective nominees against minimum standards and qualifications such as business experience, independence, character and acumen of candidates to collectively establish a number of areas of core competency of the ESS board of directors, including business judgment, management, accounting and finance, industry and technology knowledge, knowledge of international markets and marketing. Further criteria include a candidate’s personal and professional ethics, integrity and values, as well as the willingness to devote sufficient time to attend meetings and participate effectively on the ESS board of directors.

In addition to considering candidates suggested by shareholders, the Corporate Governance and Nominating Committee considers potential candidates recommended by current directors, company officers, employees and others. The Corporate Governance and Nominating Committee screens all potential candidates in the same manner regardless of the source of the recommendation. The Corporate Governance and Nominating Committee’s review is typically based on written materials provided with respect to the potential candidate. The Corporate Governance and Nominating Committee determines whether the candidate meets our minimum qualifications and specific qualities and skills for directors and whether requesting additional information or an interview is appropriate.

Strategic Transaction Committee

In June 2007, the ESS board of directors formed a strategic transaction committee in order to consider any potential strategic transactions involving ESS, including the sale of any or all of the ESS video product line, analog product line, physical assets and intellectual property or the entire company. The strategic transaction committee consists of two independent, non-employee directors, Peter T. Mok and Alfred J. Stein. Mr. Stein is the chairman of the strategic transaction committee. When the strategic transaction committee was formed, Messrs. Stein and Mok indicated that they would each remain independent from any potential acquirer of ESS or its businesses.

Compensation of Directors

The employee directors are reimbursed for their reasonable expenses in attending meetings of the board of directors and do not receive cash compensation for their services. The non-employee directors received the quarterly retainer and meeting fees indicated below. The non-employee directors are also reimbursed for their reasonable expenses in attending meetings of the board of directors.

Quarterly Retainer	$5,000
Scheduled Meeting Fee*	$2,000
Special Meeting Fee**	$500
Additional Quarterly Committee Retainer:
Audit Committee Chair	$4,000
Audit Committee Member	$2,000
Other Committee Chair	$1,000
Other Committee Member	$500
Strategic Transaction Committee Compensation+
Strategic Transaction Committee Chair	$95,000
Strategic Transaction Committee Member	$76,000

*	$1,000 for each scheduled meeting attended via conference call.

**	For each special meeting, attended in person or via conference call, where board actions are required.

+	Compensation is a one time payment that is not conditioned upon the recommendation or consummation of a strategic transaction.

Non-employee directors of ESS are automatically granted options to purchase shares of ESS’ common stock pursuant to the terms of our 1995 Directors Stock Option Plan (the “Directors Plan”). Each non-employee director, upon becoming a member of the ESS board of directors, is granted an option to purchase 40,000 shares of common stock under the Directors Plan (the “Initial Grant”). Thereafter, on the date of the annual meeting of shareholders each year, each non-employee director who will continue as a director is automatically granted an additional option to purchase 10,000 shares of common stock under the Directors Plan (the “Subsequent Grant”), provided the director has then served for six (6) months. Options granted under the Directors Plan have an exercise price equal to the fair market value of our common stock on the date of grant with a term of ten years. The fair market value of the common stock is determined based on the closing sales price on the NASDAQ Global Market on the date of grant. Initial Grants become exercisable with respect to 25% of the shares on the first anniversary of the date of grant and with respect to 1/48th of the shares on the same date of each succeeding month. Subsequent Grants vest and become exercisable with respect to 1/48th of the shares on the same date as the date of grant each month following the grant.

On the date of each annual meeting of shareholders, each member of the Audit Committee (including the Chairman) is granted an additional option to purchase 5,000 shares of common stock, vesting ratably over 12 months so long as he or she continuously serves as a member of the Audit Committee. In addition, the Chairman of the Audit Committee is granted an additional option to purchase 5,000 shares of common stock, vesting ratably over 12 months so long as he or she continuously serves as a member of the Audit Committee. When a director joins the Audit Committee between annual meetings of shareholders, he or she will receive a pro rated Audit Committee grant based on the number of months he or she serves on the committee prior to receiving his or her first annual grant. These options have an exercise price equal to the fair market value of our common stock on the date of grant with a term of ten years. The fair market value of the common stock is determined based on the closing sales price on the NASDAQ Global Market on the date of grant.

DIRECTOR COMPENSATION

					Change in
					Pension
	Fees Earned			Non-Equity	Value and
	or Paid	Stock	Option	Incentive Plan	Nonqualified	All Other
	in Cash	Awards	Awards	Compensation	Deferred	Compensation	Total
Name(1)	($)	($)	($)(2)(3)	($)	Earnings	($)	($)

Bruce J. Alexander	$37,000		$8,026				$45,026
Gary L. Fischer	$21,000		$33,180				$54,180
Peter T. Mok(4)	$121,000		$16,441				$137,441
Alfred J. Stein(4)	$138,000		$18,970				$156,970

(1)	Robert L. Blair, director of ESS, is not listed on this table because he is also a named executive officer and received no compensation for serving on our board of directors. Bruce J. Alexander was appointed to the board on February 16, 2007 and passed away in March 2008. Gary L. Fischer resigned from the board on May 21, 2007. Fred Chan resigned from the board on July 18, 2007 and, like Robert L. Blair, he received no compensation for serving on our board of directors.

(2)	The grant date fair value pursuant to FAS 123R of option awards issued to our non-employee director Bruce Alexander in 2007 is $27,525. There were no option awards issued to the other non-employee directors during 2007.

(3)	The following are the aggregate number of option awards outstanding for each of our non-employee directors as of December 31, 2007, the last day of the 2007 fiscal year: Bruce Alexander: 44,167; Peter Mok: 74,167; and Alfred Stein: 90,417 and 33,125 for Gary Fischer, who resigned on May 21, 2007.

(4)	On February 7, 2008, Alfred J. Stein, Chairman, and Peter T. Mok received fees in the amount of $95,000 for Mr. Stein and $76,000 for Mr. Mok for serving on the strategic transaction committee.

REQUIRED VOTE

If a quorum is present, the nominees receiving the highest number of affirmative votes of shares of ESS common stock present and voting at the annual meeting in person or by proxy and voting on the election of directors shall be elected as directors.

RECOMMENDATION OF THE ESS BOARD OF DIRECTORS

The board of directors of ESS recommends a vote “FOR” the election of each of the directors nominated by our board of directors.

PROPOSAL THREE — ADJOURNMENT OR POSTPONEMENT OF ANNUAL MEETING

If ESS fails to receive a sufficient number of votes to constitute a quorum to hold the annual meeting or to approve the reincorporation merger or if it fails to receive a sufficient number of advance proxies authorizing the execution of the written consent of stockholders of ESS Delaware adopting the merger agreement, ESS may propose to adjourn or postpone the annual meeting, whether or not a quorum is present, for a period of not more than 30 days:

•	to constitute a quorum for purposes of the meeting or

•	to solicit additional proxies in favor of the approval of the principal terms of the reincorporation merger and/or to solicit advance proxies authorizing the execution of the written consent of the stockholders of ESS Delaware adopting the merger agreement.

ESS currently does not intend to propose adjournment or postponement at the annual meeting if there are sufficient votes to approve the reincorporation merger and the cash-out merger. If approval of the proposal to adjourn or postpone the annual meeting for the purpose of soliciting additional proxies is submitted to ESS’ shareholders for approval, such approval requires the affirmative vote of a majority of the votes cast at the annual meeting by the holders of shares of ESS’ common stock present or represented by proxy and entitled to vote thereon.

REQUIRED VOTE

If a quorum is present, the affirmative vote of a majority of the shares of ESS common stock present and voting at the annual meeting in person or by proxy is required to approve the adjournment proposal.

RECOMMENDATION OF THE ESS BOARD OF DIRECTORS

The ESS board of directors recommends that ESS’ shareholders vote “FOR” the proposal to adjourn or postpone the annual meeting, if necessary, to solicit additional proxies if there are insufficient votes in favor of approval of the reincorporation merger or if ESS does not receive a sufficient number of advance proxies authorizing the execution of the written consent adopting the merger agreement.

THE ANNUAL MEETING AND THE WRITTEN CONSENT

General

ESS is furnishing this joint proxy statement/prospectus to ESS’ shareholders in connection with the solicitation of proxies by ESS’ board of directors for use at the annual meeting of ESS’ shareholders, including any adjournment or postponement of the annual meeting.

Date, Time and Place of the Annual Meeting

The annual meeting of ESS’ shareholders will be held at the Fremont Marriott, located at 46100 Landing Parkway, Fremont, CA 94538, on          , 2008 at  local time.

Time of Execution of Written Consent

The written consent adopting the merger agreement will be executed immediately following the consummation of the reincorporation merger.

Purposes of the Annual Meeting

ESS is holding the annual meeting to consider the reincorporation merger and to elect directors to the board of directors of ESS. In addition, ESS shareholders will be asked to consider and vote upon a proposal to grant ESS’ management the discretionary authority to adjourn or postpone the annual meeting for a period of not more than 30 days, in order to enable ESS’ board of directors to solicit additional proxies in favor of the reincorporation merger and the cash-out merger if necessary and to vote upon any other business that may properly come before the annual meeting.

Purposes of the Advance Proxy and the Written Consent

The purpose of the advance proxy and the written consent is to adopt and approve the merger agreement to effect the cash-out merger.

A copy of the merger agreement is attached to this statement/prospectus as Annex A. ESS shareholders are encouraged to read the merger agreement in its entirety.

The matters to be considered at the ESS annual meeting are of great importance to ESS shareholders. Accordingly, you are urged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy card and advance proxy card in the enclosed pre-addressed postage-paid envelope.

Recommendation of ESS’ and Echo’s Boards of Directors

Our board of directors recommends that our shareholders vote “FOR” approval of the principal terms of the reincorporation merger. In addition, our board of directors recommends that our shareholders provide an advance proxy authorizing the execution and delivery of a written consent adopting the merger agreement with respect to the shares of common stock of ESS Delaware you would receive in the reincorporation merger. Our board of directors also recommends that our shareholders vote “FOR” each of our nominees for election to the board of directors and that our shareholders vote “FOR” the proposal to grant discretionary authority to our management to vote your shares to adjourn or postpone the annual meeting, if necessary, to solicit additional proxies to constitute a quorum for purposes of the meeting or to solicit additional proxies in favor of the approval of the principal terms of the reincorporation merger and/or to solicit additional advance proxies relating to the adoption of the merger agreement by the stockholders of ESS Delaware. The board of directors of Echo recommends that the stockholders of ESS Delaware adopt the merger agreement.

Admission to the Annual Meeting

Only ESS shareholders as of the close of business on the record date, and other persons holding valid proxies for the annual meeting are entitled to attend the annual meeting. Shareholders and their proxies must present valid government-issued photo identification to attend the annual meeting. Shareholders who are not record holders but hold shares through a broker, bank or other nominee (i.e., in “street name”) will need to provide proof of beneficial ownership on the record date (and, if you are submitting an advance proxy at the annual meeting, on the date of the annual meeting), such as their most recent account statement prior to the record date, or other similar evidence of ownership. Anyone who does not provide valid government-issued photo identification or comply with the other procedures outlined above upon request may not be admitted to the annual meeting.

Record Date and Outstanding Shares

For the Annual Meeting

You are entitled to vote at the annual meeting if you owned shares of our common stock at the close of business on          , 2008, the record date for the annual meeting. You will have one vote for each share of our common stock that you owned on the record date. As of the record date, there were           shares of our common stock outstanding and entitled to be voted. To the extent a person has transferred any shares of ESS common stock after the record date and the transferee of such shares establishes that such transferee owns such shares and demands not later than 10 days before the annual meeting to be included in the list of shareholders eligible to vote at the annual meeting, such transferee will be entitled to vote such shares at the annual meeting.

On the record date, there were approximately           holders of record of the           shares of ESS common stock then issued and outstanding. Each share of ESS common stock entitles the holder thereof to one vote on each matter submitted for shareholder approval. See “Beneficial Ownership of Securities” for information regarding persons known to the management of ESS to be the beneficial owners of more than five percent of the outstanding ESS common stock. A complete list of registered shareholders entitled to notice of, and to vote at, the annual meeting will be available for examination at the offices of ESS, 48401 Fremont Boulevard, Fremont, California 94538, during normal business hours by any shareholder, for any purpose germane to the annual meeting for a period of 10 days prior thereto.

For the Written Consent

It is anticipated that the board of directors of Echo will fix the effective date of the reincorporation merger as the date the written consent is executed. In addition, it is anticipated that the written consent will be executed and delivered to ESS Delaware immediately following the consummation of the reincorporation merger. Holders of ESS Delaware common stock will have one vote for each share of common stock that they own on the date the written consent is executed. Any advance proxy executed by a holder of ESS who is not a stockholder of record of ESS Delaware at the time the written consent is delivered will be null and void and of no further force and effect. Accordingly, shareholders of ESS who would like the shares of ESS Delaware common stock they would receive in the cash-out merger to be included in the written consent adopting the merger agreement may ensure their shares are included in the written consent by providing (and not subsequently revoking) an advance proxy and refraining from transferring or selling any of their shares of common stock of ESS or ESS Delaware, as applicable, prior to the date the written consent is executed.

Voting and Revocation of Proxies and Advance Proxies

For Use at the Annual Meeting

Shareholders of ESS as of the record date may submit a proxy with respect to the election of directors, the reincorporation merger and the adjournment proposal by one of the following methods:

•	complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided;

•	call the toll-free telephone number on the proxy card and follow the recorded instructions; or

•	access ESS’ secure website registration page through the Internet at http://www.proxyvoting.com/esstechology, as identified on the proxy card, and follow the instructions.

If you sign and send in your proxy card and do not indicate how you want the shares covered by your proxy to be voted, those shares will be voted “FOR” the proposals being considered.

Shareholders of ESS who hold their shares in “street name” may cause the shares of ESS common stock that they beneficially own to be represented and voted at the annual meeting by following the instructions provided by the broker, bank or other holder of record of your shares, including by one of the following methods:

•	complete, sign, date and return your voting instruction card in the enclosed pre-addressed envelope; or

•	follow the other methods listed on your voting instruction card or other information forwarded by your bank, broker or other holder of record to determine whether you may provide voting instructions by telephone or electronically on the Internet.

If your shares are held in “street name,” and you wish to vote at the annual meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the annual meeting.

In order to be counted, proxies submitted by telephone or the Internet must be received by   p.m. local time on          , 2008. Proxies submitted by mail must be received prior to the start of the annual meeting.

For Use in Connection with the Written Consent

Since the adoption of the merger agreement by the stockholders of ESS Delaware will not be considered at a meeting of stockholders of ESS Delaware, but instead will be approved, if at all, in the written consent, stockholders of ESS prior to the reincorporation merger must provide an advance proxy with respect to the shares of ESS Delaware common stock that they would receive in the reincorporation merger in order to cause their shares of ESS Delaware common stock to be voted in favor of the adoption of the merger agreement by ESS Delaware. If the reincorporation merger is consummated, the written consent will be executed and delivered to ESS Delaware by the person or persons named in the advance proxy promptly following the consummation of the reincorporation merger. If you provide (and do not subsequently revoke) an advance proxy, and do not sell or transfer your shares of common stock of ESS or ESS Delaware, as applicable, prior to the date the written consent is executed, the shares of common stock of ESS Delaware that you would hold of record on the date of the written consent will be included in the written consent adopting the merger agreement. Any advance proxy executed by a holder of ESS who is not a stockholder of record of ESS Delaware at the time the written consent is delivered will be null and void and of no further force and effect.

Stockholders of ESS Delaware as of the date the written consent is executed may provide an advance proxy with respect to the adoption of the merger agreement by one of the following methods:

•	complete, sign and date the enclosed advance proxy card and return it in the prepaid envelope provided;

•	call the toll-free telephone number on the advance proxy card and follow the recorded instructions; or

•	access ESS’ secure website registration page through the Internet at http://www.proxyvoting.com/esstechnology, as identified on the advance proxy card, and follow the instructions.

If you sign and send in your advance proxy card (and do not subsequently revoke it), any shares of ESS Delaware common stock that you hold on the date of the written consent will be included in the written consent “FOR” the adoption of the merger agreement.

Stockholders of ESS Delaware who hold their shares in “street name” may cause the shares of ESS common stock that they beneficially own to be voted in an advance proxy by following the instructions provided by the broker, bank or other holder of record of your, including by one of the following methods:

•	complete, sign, date and return your voting instruction card in the enclosed pre-addressed envelope; or

•	follow the other methods listed on your voting instruction card or other information forwarded by your bank, broker or other holder of record to determine whether you may provide instructions by telephone or electronically on the Internet.

In addition, if your shares are held in “street name” and you wish to provide an advance proxy, you must request a legal proxy and power of attorney from the bank, broker or other nominee that holds your shares and present that proxy and power of attorney along with your advance proxy in order to be able to provide your advance proxy.

In order to be counted, advance proxies submitted by telephone or the Internet must be received by   p.m. local time on           , 2008. Advance proxies submitted by mail must be received prior to the start of the annual meeting.

Revocation of Proxies and Advance Proxies

If you are a record holder of ESS common stock you can change your vote at any time before your proxy card is voted at the annual meeting by:

•	delivering a valid, later-dated proxy by mail, or a later-dated proxy by telephone or Internet, in each case before the annual meeting;

•	delivering a signed written notice to the Secretary of ESS before the annual meeting;

•	by appearing at the annual meeting and voting in person by ballot. Your attendance at the annual meeting alone will not revoke your proxy.

If you are not a record holder of shares of ESS common stock and have instructed a broker or bank to vote your shares by executing a voting instruction card or by using the telephone or Internet, you must follow directions from your broker or bank to change those instructions.

If you are a record holder of shares of ESS common stock and would be the record owner of the shares of ESS Delaware common stock you would receive in the reincorporation merger, you can revoke your advance proxy at any time prior to the execution and delivery of the written consent adopting the merger agreement by delivering a notice of revocation to the Secretary of ESS (prior to the reincorporation merger) or the Secretary of ESS Delaware (following the reincorporation merger).

If you are not a record holder of shares of ESS common stock and would not be a record holder of shares of ESS Delaware common stock, and have instructed a broker or bank to provide an advance proxy on your behalf, you must follow directions from your broker or bank to revoke your advance proxy.

Vote Required

To Elect Directors, Approve The Reincorporation Merger and Approve the Adjournment Proposal at the Annual Meeting

ESS’ bylaws provide that the authorized number of directors shall not be less than five or more than nine. The size of our board of directors is currently set at five members. The five nominees receiving the highest number of votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors will be elected as directors. As a result, if you withhold your authority to vote for any nominee, your vote will not affect the outcome of the election.

Completion of the reincorporation merger requires approval of the principal terms of the reincorporation merger by the affirmative vote of the holders of a majority of the shares of our common stock entitled to vote at the annual meeting. Since approval of the principal terms of the reincorporation merger requires the affirmative vote of the shares outstanding as of the record date, a failure to vote your shares of our common stock or an abstention will have the same effect as voting against the reincorporation merger.

Approval of the adjournment proposal requires the vote of a majority of the shares of ESS stock present in person or by proxy at the annual meeting.

As of the record date for the annual meeting, the directors and executive officers of ESS beneficially owned, in the aggregate,           shares of our common stock, or less than     % of the then-outstanding shares of our common stock. The directors and executive officers have informed us that they intend to vote all of their shares of our common stock “FOR” the approval of the principal terms of the reincorporation merger and “FOR” any adjournment of the annual meeting, if necessary or appropriate, to solicit additional proxies and/or advance proxies.

To Approve the Cash-Out Merger by Execution of the Written Consent

Completion of the cash-out merger requires the adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of ESS Delaware common stock. Since adoption of the merger agreement requires the affirmative vote of the outstanding shares of common stock of ESS Delaware, a failure to provide an advance proxy prior to the time of the reincorporation merger will have the same effect as voting against the cash-out merger. In addition, if you sell or transfer your shares of ESS after you have provided an advance proxy but before the effective date of the reincorporation merger, those shares will not be included in the written consent of stockholders of ESS Delaware adopting the merger agreement executed and delivered by the proxyholders named in the advance proxy, unless your transferee independently provides an advance proxy.

As of the record date for the annual meeting, the directors and executive officers of ESS beneficially owned, in the aggregate,          shares of our common stock, or less than     % of the then-outstanding shares of our common stock. The directors and executive officers have informed us that they intend to provide advance proxies with respect to all of the shares of ESS Delaware common stock that they would own upon consummation of the reincorporation merger to cause those shares to be included in the written consent adopting the merger agreement.

Quorum, Abstentions and Broker Non-Votes

A quorum of shareholders is required to transact business at the annual meeting of our shareholders. The presence in person or by proxy of the holders of a majority of the shares of our common stock outstanding at the close of business on the record date will constitute a quorum for purposes of the annual meeting. Our transfer agent, Mellon Investor Services, LLC, will act as inspector of elections at the annual meeting and will ascertain whether a quorum is present, tabulate the votes and determine the voting results on all matters presented to our shareholders at the annual meeting. If a quorum is not present, we expect that the annual meeting will be adjourned to allow additional time to obtain additional proxies or votes, and at any subsequent reconvening of the annual meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the annual meeting, except for any proxies that have been effectively revoked or withdrawn prior to the reconvening of the annual meeting.

If you hold shares of ESS common stock in “street name” through a bank, broker or other nominee holder, the nominee holder may only vote your shares in accordance with your instructions. For the reincorporation merger and for the advance proxy for the written consent to adopt the merger agreement, your broker will not be permitted to vote your shares for the reincorporation merger or to provide an advance proxy with respect to the adoption of the merger agreement if you do not give specific instructions to your nominee holder as to how you want your shares voted, which will result in what is called a “broker non-vote.” For the election of directors and the adjournment proposal, your broker has discretion to vote your shares on these “routine” matters. When voted on “routine” matters, broker non-votes are counted toward determining the outcome of that “routine” matter. All shares of ESS common stock represented at the annual meeting, including broker non-votes and abstentions, will be counted for purposes of determining the presence of a quorum.

In order to approve the principal terms of the reincorporation merger, the holders of a majority of the shares of ESS common stock entitled to vote at the annual meeting must vote to approve the reincorporation merger. As a result, abstentions, the failure to vote and broker non-votes will all have the same effect as a vote against the reincorporation merger. In order to approve the cash-out merger, a majority of the outstanding shares of common stock of ESS Delaware entitled to vote must adopt the merger agreement. As a result, your failure to provide an advance proxy will have the same effect as a vote against the cash-out merger.

Shareholders Entitled to Vote

Registered Shareholders.  If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent to you by ESS. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote in person at the annual meeting.

“Street Name” Shareholders.  If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your broker or nominee, who is considered, with respect to those shares, the record holder. As the beneficial owner, you have the right to direct your broker or nominee how to vote, and you are also invited to attend the annual meeting. However, since you are not the record holder, you may not vote these shares in person at the annual meeting unless you follow your broker’s procedures for obtaining a legal proxy. Your broker or nominee has enclosed a voting instruction card for you to use.

Shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards, advance proxies or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account may receive a separate voting instruction card for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card, advance proxy and voting instruction card they receive for the annual meeting.

Adjournment and Postponement

Notwithstanding the proposal to grant discretionary authority to our management to adjourn or postpone the annual meeting, our bylaws provide that an annual meeting of shareholders may be adjourned if a quorum is not present or represented at any meeting of our shareholders by a majority of the shareholders entitled to vote at such meeting, present in person or represented by proxy. When an annual meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the annual meeting at which the adjournment is taken. At the adjourned meeting, we may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting.

Voting by the Company’s Directors and Executive Officers

As of the record date for the annual meeting, our directors, executive officers and their affiliates, as a group, owned and were entitled to vote          shares of ESS common stock, or approximately     % of the outstanding shares of ESS common stock.

Other Matters

ESS’ board of directors is not aware of any other business to be brought before the annual meeting or any adjournment or postponement of the annual meeting.

If, however, other matters are properly brought before the annual meeting (including any proposal to adjourn the annual meeting) or an adjournment or postponement thereof, the persons appointed as proxies will have discretionary authority to vote the shares of ESS common stock represented by duly executed proxies in accordance with their discretion and judgment.

Solicitation of Proxies and Advance Proxies

ESS will pay for the solicitation of proxies and advance proxies. In addition to solicitation by mail, certain directors, officers and employees of ESS and certain directors, officers and employees of Echo also may solicit proxies and advance proxies on behalf of each of our boards of directors by mail, telephone, email, fax or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who hold of record voting securities of ESS for the forwarding of solicitation materials to the beneficial owners thereof. ESS will reimburse such brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith. ESS has retained MacKenzie to assist it in soliciting proxies and advance proxies, and we expect that we will pay MacKenzie not more than $25,000, plus a final fee that we are to agree upon with MacKenzie upon the completion of solicitation of proxies and reasonable out-of-pocket expenses. ESS estimates that the total expenditures in connection with the proxy and advance proxy solicitation will be approximately $     . ESS also may use several of its regular employees, who will not receive additional remuneration, to solicit proxies and advance proxies from ESS shareholders, either personally or by telephone, telegram, facsimile or special delivery letter.

Inspector of Elections

Annual Meeting

ESS will appoint one or more inspectors of election to act at the annual meeting and to make a written report on the annual meeting. Prior to the annual meeting, the election inspectors will sign an oath to perform their duties in an impartial manner and to the best of their abilities. The inspectors will ascertain the number of shares of ESS common stock outstanding and the voting power of each of such shares, determine the shares represented at the annual meeting and the validity of proxies and ballots, count all votes and ballots and perform certain other duties.

Written Consent

The election inspectors will ascertain the number of shares of ESS common stock outstanding and record holders thereof as of the record date of the reincorporation merger and, prior to the closing of the reincorporation merger, the number of advance proxies submitted by those shareholders and the validity thereof and perform certain other duties.

Shareholders Sharing an Address

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders and a number of brokers with account holders who are ESS shareholders have elected to “household” proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. However, each shareholder who participates in householding will continue to receive a separate proxy card. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate joint proxy statement/prospectus, please notify your broker or direct your written request to Investor Relations, ESS Technology, Inc., 48401 Fremont Boulevard, Fremont, California 94538, or by telephone at (510) 492-1088. Shareholders who currently receive multiple copies of our proxy statement at their address and would like to request “householding” of their communications should contact their broker.

Electronic Delivery of Proxy Materials and Annual Report

If you received your annual meeting materials by mail, we encourage you to conserve natural resources, as well as significantly reduce printing and mailing costs, by signing up to receive your shareholder communications via e-mail. With electronic delivery, you will be notified via e-mail as soon as the annual report and the proxy statement are available on the Internet, and you can easily submit your shareholder votes online. Electronic delivery can also help reduce the number of bulky documents in your personal files and eliminate duplicate mailings. Please check the information provided in the proxy materials mailed to you by your stockbroker, bank, or other nominee regarding the availability of this service. Your electronic delivery enrollment will be effective until you cancel it.

PRICE RANGE OF ESS COMMON STOCK AND DIVIDENDS

Price Range of ESS Common Stock

ESS common stock is traded in the United States on the NASDAQ Global Market under the symbol “ESST”. On February 21, 2008, the last trading day prior to our public announcement of the cash-out merger, the closing sales price for ESS common stock was $1.20. On April   , 2008, the closing sales price for ESS common stock was $     . The following table sets forth, for the calendar periods indicated through April   , 2008, the range of high and low closing prices for ESS common stock as reported by the NASDAQ Global Market.

	2008		2007		2006
	High	Low	High	Low	High	Low

First Quarter	$1.54	$1.08	$1.33	$0.92	$4.00	$3.23
Second Quarter (through April , 2008)			1.66	1.20	3.75	2.02
Third Quarter			1.80	1.23	2.17	0.81
Fourth Quarter			1.65	1.26	1.33	0.91

As of March 1, 2008, the number of registered holders of ESS common stock was approximately 156. Since most shareholders are listed under their brokerage firm’s names, the actual number of beneficial shareholders is higher.

ISSUER PURCHASES OF EQUITY SECURITIES

			Total Number	Maximum
			of Shares	Number
			Purchased as	of Shares That
		Weighted	Part of	may yet be
	Total Number	Average Price	Publicly	Purchased
	of Shares	Paid per	Announced	Under the
Period	Purchased	Share	Programs	Programs(1)

October 1, 2007 — October 31, 2007	—	$—	—	5,688,000
November 1, 2007 — November 30, 2007	—	—	—	5,688,000
December 1, 2007 — December 31, 2007	—	—	—	5,688,000
	—	—	—

Total	—	$—	—

(1)	We announced on April 16, 2003 that our Board of Directors authorized us to repurchase up to 5,000,000 shares of our common stock. As of December 31, 2007, we had approximately 688,000 shares remaining available for repurchase under this program, for which there is no stated expiration. In addition, we announced on February 16, 2007 that our Board of Directors authorized us to repurchase up to an additional 5,000,000 shares of our common stock with no stated expiration for this program.

Dividend Policy

We have never declared or paid cash dividends. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

SELECTED FINANCIAL DATA OF ESS

The selected consolidated statement of operations data for the years ended December 31, 2007, 2006 and 2005 and the selected consolidated balance sheet data as of December 31, 2007 and 2006 are derived from the audited consolidated financial statements of ESS. The consolidated financial statements of ESS as of December 31, 2007 and 2006 and for the three years in the period ended December 31, 2007, and the report of PricewaterhouseCoopers LLP thereon are included elsewhere in this joint proxy statement/prospectus. The selected consolidated statement of operations data for the years ended December 31, 2004 and 2003 and the selected consolidated balance sheet data as of December 31, 2005, 2004 and 2003 are derived from audited consolidated financial statements, which are not included in this joint proxy statement/prospectus. The selected financial data should be read in conjunction with the information set forth herein under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All amounts are in U.S. Dollars.

Echo was formed in connection with the reincorporation merger. Echo currently has de minimis assets and no operations. Following the reincorporation merger, ESS Delaware’s financial information will be that of ESS.

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands, except per share data)

Statement of Operations Data:
Net revenues:
Product	$67,393	$97,797	$161,921	$237,278	$190,273
License and royalty	938	2,668	20,000	20,000	5,000

Total net revenues	68,331	100,465	181,921	257,278	195,273
Cost of product revenues(1)	42,597	97,640	169,312	219,397	132,690

Gross profit	25,734	2,825	12,609	37,881	62,583
Operating expenses:
Research and development(1)	12,550	36,044	33,983	37,467	33,184
Selling, general and administrative(1)	18,211	27,566	34,973	41,056	31,761
In-process research and development	—	—	—	—	2,690
Impairment of goodwill and intangible assets	—	—	42,743	—	—
Impairment of property, plant and equipment	859	—	—	—	—
Gain on sale of technology and tangible assets(2)	(10,481)	—	—	—	—

Operating income (loss)	4,595	(60,785)	(99,090)	(40,642)	(5,052)
Non-operating income (loss), net	1,663	(652)	1,316	3,360	45,946

Income (loss) before income taxes	6,258	(61,437)	(97,774)	(37,282)	40,894
Provision for (benefit from) income taxes	3,136	(17,343)	1,779	(1,732)	15,603

Net income (loss)	$3,122	$(44,094)	$(99,553)	$(35,550)	$25,291

Net income (loss) per share:
Basic	$0.09	$(1.14)	$(2.50)	$(0.90)	$0.64
Diluted	$0.09	$(1.14)	$(2.50)	$(0.90)	$0.61
Shares used in calculating net income per share:
Basic	35,525	38,723	39,781	39,476	39,517

Diluted	35,527	38,723	39,781	39,476	41,238

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$49,947	$43,995	$99,722	$126,688	$164,846
Working capital	$55,918	$20,975	$58,718	$107,305	$145,221
Total assets	$91,373	$90,428	$171,841	$283,744	$352,593
Current liabilities	$7,947	$43,405	$78,507	$90,384	$113,804
Total shareholders’ equity	$47,765	$47,023	$93,334	$192,912	$227,081

(1)	In 2006 and 2007, the cost of product revenues, research and development expenses, and selling, general and administrative expenses include the effect of the adoption of SFAS No. 123(R). See Note 12, “Stock-Based Compensation” to our consolidated financial statements for additional information.

(2)	In 2007, we sold certain tangible assets and licensed intellectual property related to our HD-DVD and Blu-ray DVD technologies. See Note 9 “Gain on Sale of Technology and Tangible Assets” to our consolidated financial statements for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain information contained in or incorporated by reference in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning the future of our industry, its product development, business strategy, future acquisitions, the continued acceptance and growth of our products, and our dependence on significant customers. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including those discussed in the section entitled “Risk Factors,” and elsewhere in this joint proxy statement/prospectus. In some cases, these statements can be identified by terminologies such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” other similar terms or the negative of these terms. Although we believe that the assumptions underlying the forward-looking statements contained in this joint proxy statement/prospectus are reasonable, they may be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such statements should not be regarded as a representation by us or any other person that the results or conditions described in such statements will be achieved. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Executive Overview

ESS was incorporated in California in 1984 and became a public company in 1995. We have historically operated in two primary business segments, Video and Digital Imaging, both in the semiconductor industry serving the consumer electronics and digital media marketplace.

In our Video business, we design, develop and market highly integrated analog and digital processor chips and digital amplifiers. Our digital processor chips drive digital video and audio devices, including DVD players, Video CD (“VCD”) players, consumer digital audio players and digital media players. We continue to sell certain legacy products we have in inventory including chips for use in recordable DVD players, modems, other communication devices and PC audio products. On September 18, 2006 we announced an ongoing strategic review of our operations and business plan. In connection with this strategic review, on November 3, 2006, we licensed to Hangzhou Silan Microelectronics Co., Ltd. (“Silan”) the development, manufacture and sale of our next generation standard definition DVD chips, the Phoenix II and LMX II, and also granted Silan a non-exclusive license for our standard definition DVD technology. Silan has recently notified us, however, that it does not intend to proceed with the development, manufacture and sale of any of the chips or technology we licensed to Silan and we have sent Silan a notice to cure this breach of our agreements. On February 16, 2007, we sold to Silicon Integrated Systems Corporation and its affiliates (“SiS”) our tangible and intangible assets relating to the development of high definition DVD chips based on next generation blue laser technology. Also, in connection with this restructuring strategy, during the first quarter of 2007 we substantially terminated the production and sale of our camera phone image sensors, which were the only remaining products of our Digital Imaging segment. We plan to license our image sensor patents in exchange for royalties, but we will no longer sell imaging sensor semiconductor chips. We continue to design, develop and market highly integrated analog and digital processor chips and digital amplifiers, including chips for standard definition DVD players primarily for the Korean market, and chips for digital audio players and digital media players for all markets. We are now concentrating on our standard definition DVD chip business and evaluating opportunities to develop profitable operations.

We market our products worldwide through our direct sales force, distributors and sales representatives. Substantially all of our sales are to distributors, direct customers and end-customers in China, Hong Kong, Taiwan, Japan, Korea, Indonesia and Singapore. We employ sales and support personnel located outside of the United States in China, Hong Kong, Taiwan and Korea to support these international sales efforts. We expect that international sales will continue to represent a significant portion of our net revenues. In addition, substantially all of our products are manufactured, assembled and tested by independent third parties in Asia. We also have a number of employees engaged in research and development efforts outside of the United States. There are unique risks associated with conducting business outside of the United States.

On February 21, 2008, ESS Technology, Inc., a California corporation (“ESS”), Echo Technology (Delaware), Inc., a Delaware corporation and a wholly owned subsidiary of ESS (“Echo”), Semiconductor Holding Corporation, a Delaware corporation and wholly owned subsidiary of Imperium Master Fund, Ltd. (“Parent”), and Echo Mergerco, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) ESS will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, merge with and into Echo (the “Reincorporation Merger”), the separate corporate existence of ESS shall cease and Echo shall be the successor or surviving corporation of the merger (“ESS Delaware”), and (ii) following the Reincorporation Merger, Merger Subsidiary will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the consummation of the Reincorporation Merger, merge with and into ESS Delaware (the “Merger”), the separate corporate existence of Merger Subsidiary shall cease and ESS Delaware shall be the successor or surviving corporation of the merger and wholly owned subsidiary of the Parent.

Upon the consummation of the Reincorporation Merger, ESS will become a Delaware corporation, each share of ESS common stock will be converted into one share of ESS Delaware common stock and each option to acquire ESS common stock granted pursuant to ESS’ stock plans and outstanding immediately prior to the consummation of the Reincorporation Merger, whether vested or unvested, exercisable or unexercisable, will be automatically converted into the right to receive an option to acquire one share of ESS Delaware common stock for each share of ESS common stock subject to such option, on the same terms and conditions applicable to the option to purchase ESS common stock (each, an “ESS Delaware Option”).

Upon the consummation of the Merger, (i) ESS Delaware will become a wholly owned subsidiary of Parent and (ii) each share of ESS Delaware common stock will be converted into the right to receive $1.64 in cash, unless the stockholder properly exercises appraisal rights. In addition, each ESS Delaware Option, whether vested or unvested, exercisable or unexercisable, will be converted into the right to receive an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of ESS Delaware common stock subject to such ESS Delaware Option and (y) the excess, if any, of the Merger Consideration less the exercise price per share of ESS Delaware common stock subject to such ESS Delaware Option, after which it shall be cancelled and extinguished.

The parties to the Merger Agreement intend to consummate the Merger as soon as practicable after the Reincorporation Merger and ESS will not consummate the Reincorporation Merger unless the parties are in a position to consummate the Merger. ESS and Echo have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including covenants regarding operation of the business of ESS and its subsidiaries, including Echo, prior to the closing and covenants prohibiting ESS from soliciting, or providing information or entering into discussions regarding, proposals relating to alternative business combination transactions, except in limited circumstances to permit the board of directors of ESS to comply with its fiduciary duties under applicable law.

The transactions contemplated by the Merger Agreement are subject to ESS shareholder approval, delivery of ESS’ audited financial statements for the year ended December 31, 2007 and other customary closing conditions. The Merger Agreement contains certain termination rights for both ESS and Parent and further provides that, upon termination of the Merger Agreement under certain circumstances, ESS may be obligated to pay Parent a termination fee of $1,981,000 plus reimbursement of Parent’s and its affiliates’ reasonable expenses incurred in connection with the transactions contemplated by the Merger Agreement up to, but not in excess of, $500,000.

The Merger Agreement contains representations and warranties by ESS and Echo, on the one hand, and by Parent and Merger Subsidiary, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between ESS and Echo, on the one hand, and Parent and Merger Subsidiary, on the other hand. Accordingly, the representations and warranties and other disclosures in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about ESS, Echo, Parent or Merger Subsidiary at the time they were made or otherwise.

Critical Accounting Policies and Estimates

Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical in understanding and evaluating our reported financial results include the following:

•	Revenue Recognition

•	Inventories and Inventory Reserves

•	Impairment of Long-Lived Assets

•	Income Taxes

•	Legal Contingencies

•	Stock-based Compensation

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also cases in which management’s judgment is required in selecting appropriate accounting treatment among available alternatives under GAAP. Our management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See notes to consolidated financial statements included in this joint proxy statement/prospectus for additional information regarding our accounting policies and other disclosures required by GAAP.

Revenue Recognition

Revenue is primarily generated by product sales and is recognized at the time of shipment when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection of the resulting receivable is reasonably assured, except for products sold to certain distributors with certain rights of return for unsold products and rights to pricing adjustments, in which case, revenue is deferred until such a distributor resells the products to a third party. Such deferred revenue related to distributor sales, net of deferred cost of goods sold are recorded as deferred margin included in accrued expenses on our balance sheets. License and royalty revenue is recognized as the services provided have been completed, or based on the units sold and reported to us by the third party licensee provided collection of the resulting receivable is reasonably assured.

We provide for rebates based on current contractual terms and future returns based on historical experiences at the time revenue is recognized as reductions to product revenue. Actual amounts may be different from management’s estimates. Such differences, if any, are recorded in the period they become known.

Inventories and Inventory Reserves

Our inventory is comprised of raw materials, work-in-process and finished goods, all of which are manufactured by third-party contractors. Inventory is valued at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. We reduce the carrying value of inventory for estimated slow-moving, excess, obsolete, damaged or otherwise unmarketable products by an amount based on forecasts of future demand and market conditions.

We evaluate excess or obsolete inventory primarily by estimating demand for individual products within specific time horizons, typically one year or less. We generally provide a 100% reserve for the cost of products with on-hand and committed quantities in excess of the estimated demand after considering factors such as product life cycles. Once established, reserves for excess or obsolete inventory are only released when the reserved products are scrapped or sold. We also evaluate the carrying value of inventory at the lower of standard cost or market on an individual product basis, and these evaluations are based on the difference between net realizable value and standard cost. Net realizable value is the forecasted selling price of the product less the estimated costs of completion and disposal. When necessary, we will reduce the carrying value of inventory to net realizable value.

The estimates of future demand, forecasted sales prices and market conditions used in the valuation of inventory form the basis for our published and internal earnings forecast. If actual results are substantially lower than the forecast, we may be required to record additional write-downs of product inventory in future periods and this may have a negative impact on gross margins.

Impairment of Long-Lived Assets

We review long-lived assets and certain identifiable intangibles assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate any possible impairment of long-lived assets and certain intangible assets using estimates of undiscounted future cash flows. If an impairment loss is to be recognized, it is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Management evaluates the fair value of its long-lived assets and certain intangibles assets using primarily the estimated discounted future cash flows method. Management uses other alternative valuation techniques whenever the estimated discounted future cash flows method is not appropriate.

Income Taxes

We account for income taxes under an asset and liability approach that requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of timing differences between the carrying amounts and the tax bases of assets and liabilities. U.S. deferred income taxes are not provided on un-remitted earnings of our foreign subsidiaries as such earnings are considered permanently invested. Assumptions underlying recognition of deferred tax assets and non-recognition of U.S. income tax on un-remitted earnings can change if our business plan is not achieved or if Congress adopts changes in the Internal Revenue Code of 1986, as amended.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109, Accounting for Income Taxes, and requires additional disclosures about uncertain tax positions. Under FIN 48 the financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement.

Legal Contingencies

From time to time, we are subject to legal proceedings and claims, including claims of alleged infringement of patents, trademarks, copyrights and other intellectual property rights and other claims arising out of the ordinary course of business. Further, we have previously been engaged in certain shareholder class action and derivative lawsuits.

These contingencies require management judgment in order to assess the likelihood of any adverse judgments or outcomes and the potential range of probable losses. Liabilities for legal matters are accrued for when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based upon current law and existing information. Estimates of contingencies may change in the future due to new developments or changes in legal approach.

Stock-based Compensation

Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R), which requires us to measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. We estimate the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R), Staff Accounting Bulletin No. 107 and our prior period pro forma disclosures of net earnings, including stock-based compensation (determined under a fair value method as prescribed by SFAS No. 123). The Black-Scholes valuation model requires the input of subjective assumptions, including the option’s expected life, the price volatility of the underlying stock, and forfeiture rate. These assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. We elected to adopt the modified prospective application transition method as provided by SFAS No. 123(R).

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standard Board (“FASB”) issued statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (FSP 157-1) and FSP 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for us beginning in the first quarter of fiscal 2008. We are currently evaluating the requirements of SFAS No. 157 and have not yet determined the impact on our consolidated financial statements.

In February 2007, the FASB issued statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for us beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We are currently evaluating the impact that SFAS No. 159 may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141(R)). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development (IPR&D) is capitalized as an intangible asset and amortized over its estimated useful life. The adoption of SFAS No. 141(R) will change our accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (SFAS No. 160). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective for us on a prospective basis for business combinations with an acquisition date beginning in the first quarter of fiscal year 2009. As of December 29, 2007, we did not have any minority interests. The adoption of SFAS No. 160 will not impact our consolidated financial statements.

Comparison of Year ended December 31, 2007 and December 31, 2006

Results of Operations

The following table sets forth our results of operations for the fiscal years ended December 31, 2007 and 2006:

	Year Ended December 31,
	2007		2006
	(In thousands, except percentage data)

Net revenues	$68,331	100.0%	$100,465	100.0%
Cost of product revenues	42,597	62.3	97,640	97.2

Gross profit	25,734	37.7	2,825	2.8
Operating expenses:
Research and development	12,550	18.4	36,044	35.9
Selling, general and administrative	18,211	26.7	27,566	27.4
Impairment of property, plant and equipment	859	1.2	—	—
Gain on sale of technology and tangible assets	(10,481)	(15.3)	—	—

Operating income (loss)	4,595	6.7	(60,785)	(60.5)
Non-operating income (loss), net	1,663	2.4	(652)	(0.6)

Net income (loss) before income taxes	6,258	9.1	(61,437)	(61.1)
Provision for (benefit from) income taxes	3,136	(4.5)	(17,343)	(17.2)

Net income (loss)	$3,122	4.6%	$(44,094)	(43.9)%

Net Revenues

Net revenues were $68.3 million in 2007 and $100.5 million in 2006. Net revenues decreased by $32.2 million, or 32.0%, from 2006 to 2007, due to decreased revenues in all product categories in both of our business segments except revenue from legacy products which include PC Audio chips, communication modem, consumer digital media and other miscellaneous chips.

The following table summarizes percentage of net revenue by our two business segments and their major product categories:

	Year Ended
	December 31,
	2007	2006

Video business:
DVD	79%	68%
VCD	7%	18%
License and Royalty	1%	2%
Other	13%	7%

Total Video business	100%	95%
Digital Imaging business	0%	5%

Total	100%	100%

Video business revenues included revenues from DVD, VCD, Recordable, License and Royalty payments for DVD technologies and Other.

DVD revenue includes revenue from sales of DVD decoder chips and recordable chips. DVD revenues were $53.7 million in 2007, a decrease of $14.4 million, or 21.1%, from 2006 to 2007, primarily due to lower overall sales volume and partially offset by the improvement in average selling price (“ASP”). Sales volume decreased by 8.2% and ASP increased by 10.0%. We sold approximately 15.6 million units and 17.0 million units in 2007 and 2006, respectively. We plan to continue sales in certain niche markets of the larger DVD market but do not intend to compete for a very large portion of the overall DVD market, therefore, our market share continues to decrease with relatively flat revenue in 2008. On November 3, 2006, we licensed to Hangzhou Silan Microelectronics Co., Ltd. (“Silan”) the development, manufacture and sale of our next generation standard definition DVD chips, the Phoenix II and LMX II, and also granted Silan a non-exclusive license for our standard definition DVD technology, although Silan has recently notified us that it does not intend to proceed with the development, manufacture and sale of any of the chips or technology we licensed to Silan and we have sent Silan a notice to cure this breach of our agreements.

VCD revenue includes revenue from sales of VCD chips. We have experienced a significant decline in our VCD business over the last few years. VCD revenues were $4.8 million in 2007, a decrease of $13.4 million, or 73.6%, from 2006 to 2007, primarily due to lower sales volume. Sales volume decreased by 12.2 million units, or 83.6%, to 2.4 million units from 14.6 million units in 2006. The decline in VCD business is due to the replacement of the VCD market with lower priced DVD units. In September 2005, we licensed to Silan the right to manufacture and market our VCD technology to customers in China and India. In 2007, Silan started shipping a new integrated version, utilizing Silan’s front-end optical controller and our back-end video processor VCD chip for which they pay us a royalty . Royalty revenue from this agreement has to date been insignificant. We expect VCD revenues, including license revenue will continue to decrease in 2008 as the VCD market continues to be replaced with lower end DVD units.

License and royalty consists of license payments from Silan and NEC Electronics Corporation (“NEC”). License and royalty revenue were $0.8 million and $2.7 million for the year ended December 31, 2007 and 2006, respectively. The $0.8 million in 2007 was from Silan. The $2.7 million in 2006 consists of $2.3 million from Silan and $0.4 million from NEC for using certain of our TV audio decoder technology. All payments from Silan were related to the DVD Technology License Agreement that we entered in November 2006.

Other revenue includes revenues from legacy products which includes sales of PC Audio chips, communication, consumer digital media and other miscellaneous chips. Other revenue was $8.9 million in 2007, an increase of $2.1 million, or 30.9%, from 2006 to 2007 primarily due to higher sales volume of consumer digital media products. Units sold for other revenue products increased by 75.0%. We sold approximately 2.1 million units and 1.2 million units in 2007 and 2006, respectively.

Digital Imaging revenues were comprised of revenues from sales of image sensor chips, image processor chips and camera lens modules. Digital Imaging revenues were $0.2 million in 2007, a decrease of $4.6 million, or 95.7%, from 2006 to 2007. As part of our reorganization plan previously discussed, on February 16, 2007, we reduced operation of our camera phone image sensor business. We plan to pursue licensing of our patents for image sensor technology but we will no longer design, develop and market imaging sensor chips. We do not expect any revenue from this segment in 2008.

International revenues accounted for approximately 100% of the revenue in both 2007 and 2006. All of our international sales are denominated in U.S. dollars. We expect that international sales will continue to remain a high percentage of our net revenues in the foreseeable future.

Gross Profit

Gross profit was $25.7 million or 37.6% of net revenue for the year ended December 31, 2007 compared to a gross profit of $2.8 million or 2.8% of net revenue for the year ended December 31, 2006. Gross profit for the years ended December 31, 2007 and 2006 include license and royalty income of $0.8 million and $2.7 million, respectively. License and royalty revenues had no related cost of sales. During the year ended December 31, 2007, we recognized approximately $6.2 million of revenue on products for which the inventory costs were fully reserved in a prior year. Further, during 2007 we provided new or increased inventory reserves of approximately $1.3 million on other unsold products in inventory. Accrued adverse purchase commitments of approximately $1.5 million as of December 13, 2006 were released in 2007 when it was determined that this amount would not be required. For the year ended December 31, 2006, we recognized approximately $6.2 million of revenue on products for which inventory costs were fully reserved in a prior year. Further, during 2006 we provided new or increased inventory reserves of approximately $14.6 million on other unsold products in inventory. Also, contributing to the increase in gross margin in fiscal 2007 were increased ASPs and a decrease in average cost per unit. ASPs increased due to the decision to substantially reduce shipments to customers in China due to competitiveness and due to increased shipments of the newer Phoenix I DVD products. The relative increase in Phoenix I shipments as compared to older Vibratto II DVD products has also reduced average cost per unit both due to lower manufacturing costs and elimination of royalties payable on shipment of Vibratto II products. Further, as a result of our downsizing, ESS has significantly reduced fixed overhead expenses.

Research and Development Expenses

Research and development expenses were $12.6 million, or 18.4% of net revenues in 2007 and $36.0 million, or 35.9% of net revenues in 2006. The $23.4 million, or 65.0%, decrease in research and development from 2006 to 2007 was primarily due to the strategic review announced previously and is comprised of the followings: $13.3 million decrease in salaries and fringe benefits, $1.3 million decrease in stock-based compensation expense under SFAS 123(R), $2.6 million decrease in engineering test materials and operating supplies, $1.9 million decrease in depreciation, $1.3 million decrease in mask sets, $0.9 million decrease in facility related expenses, and an approximate $1.1 million decrease in other expenses. Excluding approximately $2.8 million of expenses incurred by our Digital Imaging segment in early 2007, we expect research and development expenses to remain relatively flat in 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $18.2 million, or 26.7% of net revenues in 2007 and $27.6 million, or 27.4% of net revenues in 2006. The $9.4 million, or 34.1%, decrease in selling, general and administrative expenses from 2006 to 2007 was primarily due to the strategic review announced previously and is substantially all a result of a decrease in compensation expense, including expense resulting from SFAS 123(R). We expect selling, general and administrative expenses to remain relatively flat in 2008.

Impairment of Property, Plant and Equipment

In connection with the strategic review of operations and business plan announced in September 2006, we substantially terminated the operations of our camera phone image sensor business during the first quarter of 2007. As a result, we have recorded a $0.9 million impairment charge for property, plant and equipment related to our image sensor business.

Gain on Sale of Technology and Tangible Assets

On February 16, 2007, we entered into asset purchase agreements with SiS, pursuant to which we transferred employees, sold certain tangible assets and licensed intellectual property related to our HD-DVD and Blu-ray DVD technologies for aggregate proceeds of approximately $13.5 million. Of this amount, $9.5 million was received during the first quarter of 2007, $2.0 million was received during the second quarter upon SiS’ final certification of all transferred and licensed technology, with the remaining $2.0 million subject to adjustment upon settlement of any escrow claims by SiS through August 16, 2008. The gain recognized during the year ended December 31, 2007 includes the proceeds received, net of the book value of assets sold and certain transaction expenses related to the sale. We have not recognized any revenue related to HD-DVD or Blu-ray DVD products in any period.

Non-operating Income (Loss), Net

Non-operating income, net was $1.7 million in 2007 compared to non-operating loss, net was $0.7 million in 2006. In 2007, non-operating income, net consisted primarily of interest income of $2.0 million and currency exchange gain of $0.3 million, partially offset by investment write-down of $0.6 million. In 2006, non-operating loss, net consisted primarily of investment write-downs of $3.5 million of which $3.0 million related to the investment in Best Elite International Limited, partially offset by interest income of $2.6 million.

Provision for (Benefit from) Income Taxes

Our effective tax provision was $3.1 million, or 50.1% for 2007 compared to a tax benefit of $17.3 million, or 28.2% for 2006. The primary reason for the change in our effective tax rate for 2007 was additional interest expense on unrecognized tax benefits recorded during 2007 and a benefit recognized during 2006 related to the expiration of the statute of limitations on various uncertain tax positions.

Our effective tax provision rate of 50.1% for 2007 was higher than the federal and state statutory rate of 40% due to interest expense on unrecognized tax benefits offset, in part, by foreign income taxed at lower rates. The effective tax benefit rate of 28.2% for 2006 was lower than the combined federal and state statutory rate primarily as a result of foreign losses which could not be benefited, partially offset by benefits related to U.S. tax losses and research and development tax credits.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109, Accounting for Income Taxes, and requires additional disclosures about uncertain tax positions. Under FIN 48 the financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement.

Our general policy is to permanently reinvest the net earnings of our foreign subsidiaries. Accordingly, these earnings have not been subject to U.S. income taxes. Under certain circumstances, if we were to repatriate this cash, or a portion thereof, to the U.S., we could be required to pay U.S. income taxes on the transfer; however, it is not practicable to determine the amount of this liability.

Comparison of Year ended December 31, 2006 and December 31, 2005

Results of Operations

The following table sets forth our results of operations for the fiscal years ended December 31, 2006 and 2005:

	Year Ended December 31,
	2006		2005
	(In thousands, except percentage data)

Net revenues	$100,465	100.0%	$181,921	100.0%
Cost of product revenues	97,640	97.2	169,312	93.1

Gross profit	2,825	2.8	12,609	6.9
Operating expenses:
Research and development	36,044	35.9	33,983	18.6
Selling, general and administrative	27,566	27.4	34,973	19.2
Impairment of goodwill and intangible assets	—	—	42,743	23.5

Operating loss	(60,785)	(60.5)	(99,090)	(54.4)
Non-operating income (loss), net	(652)	(0.6)	1,316	0.7

Loss before income taxes	(61,437)	(61.1)	(97,774)	(53.7)
Provision for (benefit from) income taxes	(17,343)	(17.2)	1,779	1.0

Net loss	$(44,094)	(43.9)%	$(99,553)	(54.7)%

Net Revenues

Net revenues were $100.5 million in 2006 and $181.9 million in 2005. Net revenues decreased by $81.4 million, or 44.8%, from 2005 to 2006, due to decreased revenues in all product categories in both of our business segments except revenue from legacy products which include PC Audio chips, communication modem, consumer digital media and other miscellaneous chips.

The following table summarizes percentage of net revenue by our two business segments and their major product categories:

	Year Ended
	December 31,
	2006	2005

Video business:
DVD	68%	57%
VCD	18%	17%
License and Royalty	2%	11%
Other	7%	3%

Total Video business	95%	88%
Digital Imaging business	5%	12%

Total	100%	100%

Video business revenues included revenues from DVD, VCD, Recordable, License and Royalty payments for DVD technologies and Other.

DVD revenue includes revenue from sales of DVD decoder chips and recordable chips. DVD revenues were $68.1 million in 2006, a decrease of $35.2 million, or 34.1%, from 2005 to 2006, primarily due to lower overall unit sales as a result of intense competition, partially offset by a higher average selling price (“ASP”). Sales volume decreased by 43.3% whereas ASP increased by 16.2%. We sold approximately 22.8 million units and 40.2 million units in 2006 and 2005, respectively. In 2006, we recognized $2.7 million in license revenue and in 2005 we recognized $20.0 million in royalty revenue from MediaTek for a copyright infringement settlement.

VCD revenue includes revenue from sales of VCD chips. We have experienced a significant decline in our VCD business over the last few years. VCD revenues were $18.2 million in 2006, a decrease of $13.3 million, or 42.2%, from 2005 to 2006, primarily due to lower overall ASP and sales volume. ASP decreased by 25.0% and units sold decreased by 23.0%. We sold approximately 15.1 million units of our VCD chip products in 2006 as compared to approximately 19.6 million units in 2005. The decline in VCD business is due to the replacement of the VCD market with lower priced DVD units. In September 2005, we entered into the Silan-ESS Cooperation in VCD Agreement with Silan, where we license to Silan the right to produce and distribute our VCD backend decoding chips in China and India and to collaborate with Silan to produce a single-chip VCD product, where we will share with Silan the gross margin of each single-chip VCD sold in the future.

License and royalty revenue consists of license payments from Silan and NEC Electronics Corporation (“NEC”), and royalty payments from MediaTek. The license and royalty revenue was $2.7 million for the year ended December 31, 2006 and consists of $2.3 million from Silan related to the DVD Technology License Agreement that we entered in November 2006 and $0.4 million from NEC for using certain of our TV audio decoder technology. Silan has recently notified us of its intention not to proceed under the DVD Technology License Agreement and we have sent Silan a demand to cure. Royalty revenue was $20.0 million from MediaTek for the year ended December 31, 2005. Under the settlement agreement between ESS and MediaTek dated June 11, 2003 for a non-exclusive license to our proprietary DVD user interface and other key DVD software, MediaTek was obligated to pay us ongoing royalties with a quarterly cap of $5.0 million and lifetime cap of $45.0 million. All contractual payments have been received from MediaTek as of December 31, 2005.

In addition, we also have other revenue from legacy and other products which includes sales of PC Audio chips, communication, consumer digital media and other miscellaneous chips. Other revenue was $7.0 million in 2006, an increase of $2.3 million, or 48.9%, from 2005 to 2006 primarily due to higher sales volume. Units sold for other revenue products increased by 50.0%. We sold approximately 1.2 million units and 0.8 million units in 2006 and 2005, respectively.

Digital Imaging revenues were comprised of revenues from sales of image sensor chips, image processor chips and camera lens modules. Digital Imaging revenues were $4.7 million in 2006, a decrease of $17.7 million, or 79.0%, from 2005 to 2006, primarily due to lower sales volume and ASP as a result of our decision to exit lower resolution products and focus on the development of higher resolution products. For the year ended December 31, 2006, units sold decreased by 67.9% and ASP decreased by 33.2% from 2005. We sold approximately 2.5 million units and 7.8 million units in 2006 and 2005, respectively. As part of our new business strategy previously discussed, on February 16, 2007, we reduced operation of our camera phone image sensor business. We plan to pursue licensing of our patents for image sensor technology but we will no longer design, develop and market imaging sensor chips.

International revenues accounted for approximately 100% of the revenue in 2006 and almost all of the revenue in 2005. All of our international sales are denominated in U.S. dollars. We expect that international sales will continue to remain a high percentage of our net revenues in the foreseeable future.

Gross Profit

Gross profit was $2.8 million or 2.8% of net revenue for the year ended December 31, 2006 compared to a gross profit of $12.6 million or 6.9% of net revenue for the year ended December 31, 2005. The decrease in gross profit was primarily due to a decrease of $20.0 million in MediaTek royalty revenue from 2005 to 2006. For the years ended December 31, 2006 and 2005, new or increased inventory reserves exceeded revenue derived from products fully reserved in a prior year. The net effect on gross profit was a decrease of approximately $8.5 million for 2006 and $2.3 million for 2005.

Research and Development Expenses

Research and development expenses were $36.0 million, or 35.9% of net revenues in 2006 and $34.0 million, or 18.6% of net revenues in 2005. Research and development expenses increased by $2.0 million, or 6.1%, from 2005 to 2006, primarily due to the $1.9 million increase in accrued bonus expense, $1.7 million increase in stock-based compensation expense under SFAS No. 123(R), $0.5 million increase in consulting and outside services, and $0.2 million increase in travel expense, which was partially offset by $1.0 million decrease in salaries expense resulting from the shift of research and development headcount to Asia, $1.0 million decrease in mask sets and $0.4 million decrease in depreciation expense.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $27.6 million, or 27.4% of net revenues in 2006 and $35.0 million, or 19.2% of net revenues in 2005. Selling, general and administrative expenses decreased by $7.4 million, or 21.2%, from 2005 to 2006, primarily due to the $3.0 million decrease in legal expenses as more expenses were incurred in 2005 related to the litigation with Brent Townshend over unfair competition and patent misuse, as well as patent filing, $2.5 million decrease in outside commission due to lower revenue, $2.2 million decrease in salaries and fringe benefits due to lower headcount, $1.3 million decrease in amortization of intangible assets as they became fully amortized during 2006, and $1.1 million decrease in other expenses; which was partially offset by $1.7 million increase in stock-based compensation expense under SFAS No. 123(R), $0.6 million increase in depreciation expense related to the newly upgraded Oracle software version 11i at the beginning of 2006, and $0.2 million increase in consulting and contract labor.

Impairment of Goodwill and Intangible Assets

In 2005, our review of intangible assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”) indicated that other intangible assets associated with the acquisition of Divio, Inc. of $1.3 million had been impaired. In addition, we conducted an annual goodwill impairment review during the fourth quarter in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and other Intangible Assets,” (“SFAS No. 142”). The result of the analysis indicated that all of the $41.4 million goodwill on our balance sheet was impaired. This goodwill arose from the acquisitions of Pictos Technologies, Inc., which was completed on June 9, 2003, and Divio, Inc., which was completed on August 15, 2003.

Non-operating Income (Loss), Net

Non-operating loss, net was $0.7 million in 2006 compared to non-operating income, net of $1.3 million in 2005. In 2006, non-operating loss, net consisted primarily of investment write downs of $3.5 million, partially offset by interest income of $2.6 million. In 2005, non-operating income, net consisted primarily of interest income of $2.2 million and rental income of $0.3 million, which was partially offset by investment write down of $1.3 million.

Provision for (Benefit from) Income Taxes

Our effective tax benefit was $17.3 million, or 28.2% for 2006 compared to a tax provision of $1.8 million, or 1.8% for 2005. The primary reason for the change in our effective tax rate for 2006 was a benefit related to the expiration of the statute of limitations on various uncertain tax positions.

Our effective tax benefit rate of 28.2% for 2006 and effective tax provision rate of 1.8% for 2005 were lower than the combined federal and state statutory rate of 40% primarily as a result of foreign losses which could not be benefited, partially offset by benefits related to U.S. tax losses and research and development tax credits.

Liquidity and Capital Resources

Since inception, we have financed our cash requirements from cash generated by operations, the sale of equity securities, and short-term and long-term debt. At December 31, 2007, we had cash, cash equivalents and short-term investments of $49.9 million and working capital of $56.0 million.

Net cash used in operating activities was $4.5 million for the year ended December 31, 2007, $48.2 million for the year ended December 31, 2006, and $25.0 million for the year ended December 31, 2005. After adjusting for net gains and losses of $8.8 million relating to the sale of technology and tangible assets to SiS, impairment and sale of property, plant and equipment and write-down of equity investments, the net cash used in operating activities for the year ended December 31, 2007 was primarily attributable to a decrease in accounts payable and accrued expenses of $12.5 million due to lower accrued compensation of $3.9 million resulting from lower headcount, lower accrued adverse inventory commitments of $3.4 million, and lower accounts payable trade and other of $3.0 million resulting from the our strategic review of operations announced in September 2006, partially offset by a decrease in accounts receivable of $3.9 million, depreciation of $3.6 million, and net income of $3.1 million. The net cash used in operating activities for the year ended December 31, 2006 was primarily attributable to a net loss of $44.1 million, a decrease in accounts payable and accrued expenses of $15.5 million due to a decrease in production activities and a decrease in income tax payable and deferred income taxes of $19.4 million due to a favorable tax adjustments of $15.3 million related to the expiration of certain statutes of limitations and certain tax refunds, partially offset by a decrease in accounts receivables of $5.8 million, a decrease in other receivables of $4.6 million, a decrease in net inventories of $4.2 million, and depreciation and amortization of $6.8 million. The net cash used in operating activities for the year ended December 31, 2005 was primarily attributable to a net loss of $99.6 million, and a decrease in accounts payable and accrued expenses of $14.7 million, partially offset by an impairment charge for goodwill and intangible assets of $42.7 million, and a decrease in net inventories of $33.2 million, and depreciation and amortization of $10.3 million.

Net cash provided by investing activities was $13.8 million for the year ended December 31, 2007, $18.9 million for the year ended December 31, 2006, and $52.6 million for the year ended December 31, 2005. The net cash provided by investing activities for the year ended December 31, 2007 was primarily attributable to the proceeds from sale of technology and tangible assets of $11.4 million and the maturities and sales of short-term investments of $8.3 million, partially offset by the purchase of short-term investments of $4.8 million and purchase of property, plant and equipment of $0.6 million. During 2007 we made a $0.5 million long-term investment that was subsequently determined to be impaired. The net cash provided by investing activities for the year ended December 31, 2006 was primarily attributable to the proceeds from the maturities and sales of short-term investments of $35.4 million, partially offset by the purchase of short-term investments of $14.4 million and purchase of property, plant and equipment of $1.9 million. The net cash provided by investing activities for the year ended December 31, 2005 was primarily attributable to the proceeds from the maturities and sales of short-term investments of $98.6 million, partially offset by the purchase of short-term and long-term investments of $44.1 million and purchase of property, plant and equipment of $4.7 million.

Net cash provided by financing activities was $30,000 for the year ended December 31, 2007, and net cash used in financing activities was $5.6 million for the year ended December 31, 2006, and $0.5 million for the year ended December 31, 2005. The net cash provided by the financing activities for the year ended December 31, 2007 was attributable to the proceeds from the issuance of common stock under the employee stock purchase plan. The net cash used in financing activities for the year ended December 31, 2006 was attributable to cash paid for repurchase of common stock of $5.9 million, offset by the proceeds from the issuance of common stock under the employee stock purchase plan and stock option plans of $0.2 million. The net cash used in financing activities for the year ended December 31, 2005 was attributable to cash paid for repurchase of common stock of $1.2 million, offset by the proceeds from the issuance of common stock under the employee stock purchase plan and stock option plans of $0.7 million.

To date, we have not declared or paid cash dividends to our shareholders and do not anticipate paying any dividend in the foreseeable future due to a number of factors, including the volatile nature of the semiconductor industry and the potential requirement to finance working capital in the event of a significant upturn in business. We reevaluate this practice from time to time but are not currently contemplating the payment of a cash dividend.

For the years ended December 31, 2006 and 2005, we incurred significant operating losses and negative cash flows. For the year ended December 31, 2007, operating income was only achieved through a gain on sale of assets and technology while operating cash flow was still negative. We believe that we have the cash resources to fund our operations for at least the next twelve months. The semiconductor industry in which we operate is characterized by rapid technological advances, short product lives and significant price reductions. If we are unable to meet these challenges, then we will not achieve profitable operations. We may determine that we require additional capital to achieve our business objectives. There can be no assurances that such capital will be available or available on terms that are acceptable to us, which could adversely affect our financial position, results of operations or cash flows.

Contractual Obligations, Commitments and Contingencies

The following table sets forth the amounts of payments due under specified contractual obligations, aggregated by category of contractual obligations, as of December 31, 2007:

	Payment Due by Periods
		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(In thousands)

Operating lease obligations	$982	$982	—	—	—
Purchase order commitments	8,918	8,918	—	—	—

Total	$9,900	$9,900	—	—	—

As of December 31, 2007, our commitments to purchase inventory from the third-party contractors aggregated approximately $4.6 million. Additionally, as of December 31, 2007, commitments for service, license and other operating supplies totaled $4.3 million.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits at December 31, 2007, we are unable to make reasonably reliable estimates of the period of cash settlement with respective taxing authorities. Therefore, $35.7 million of unrecognized tax benefits that may result in a cash payment have been excluded from the contractual obligations table above. See Note 7 “Income Taxes” to the consolidated financial statements for a discussion on income taxes.

The total rent expense under all operating leases was approximately $2.8 million, $4.3 million and $4.6 million for fiscal years 2007, 2006 and 2005, respectively.

We enter into various agreements in the ordinary course of business. Pursuant to these agreements, we may agree to indemnify our customers for losses suffered or incurred by them as a result of any patent, copyright, or other intellectual property infringement claims by any third party with respect to our products. These indemnification obligations may have perpetual terms. We estimate the fair value of our indemnification obligations as insignificant, based upon our history of litigation concerning product and patent infringement claims. Accordingly, we have no liabilities recorded for indemnification under these agreements as of December 31, 2007.

We have agreements whereby our officers and directors are indemnified for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. However, we have a directors and officers’ insurance policy that may reduce our exposure and enable us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal.

From time to time, we are subject to legal proceedings and claims, including claims of alleged infringement of trademarks, copyrights and other intellectual property rights and other claims arising out of the ordinary course of business. We may incur substantial expenses in litigating claims against third parties and defending against existing and future third-party claims that may arise. In the event of a determination adverse to us, we may incur substantial monetary liability and be required to change our business practices. Either of these results could have a material adverse effect on our financial position, results of operations or cash flows. See “Business and Properties of the Company-Legal Proceedings” beginning on page 128.

Off-Balance Sheet Arrangements

We are not a party to any agreements with, or commitments to, any special purpose entities that would constitute material off-balance sheet financing other than the operating lease obligations listed above.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to the impact of foreign currency fluctuations and interest rate changes which may lead to changes in the market values of our investments.

Foreign Exchange Risks

We fund our operations with cash generated by operations, the sale of marketable securities and short and long-term debt. Since most of our revenues are international, as we operate primarily in Asia, we are exposed to market risk from changes in foreign exchange rates, which could affect our results of operations and financial condition. In order to reduce the risk from fluctuation in foreign exchange rates, our product sales and all of our arrangements with our foundries and test and assembly vendors are denominated in U.S. dollars. We have operations in China, Taiwan, Hong Kong, Korea and Canada. Expenses of our international operations are denominated in each country’s local currency and therefore are subject to foreign currency exchange risk; however, through December 31, 2007 we have not experienced any significant negative impact on our operations as a result of fluctuations in foreign currency exchange rates. We performed a sensitivity analysis assuming a hypothetical 10% adverse movement over one quarter in foreign exchange rates to the foreign subsidiaries and the underlying exposures described above. As of December 31, 2007, the analysis indicated that these hypothetical market movements could impact our non-operating income (loss), net, by approximately $0.6 million. We have not entered into any currency hedging activities.

Interest Rate Risks

We also invest in short-term investments. Consequently, we are exposed to fluctuation in interest rates on these investments. Increases or decreases in interest rates generally translate into decreases and increases in the fair value of these investments. For instance, one percentage point decrease in interest rates would result in approximately a $0.5 million decrease in our annual interest income. In addition, the credit worthiness of the issuer, relative values of alternative investments, the liquidity of the instrument, and other general market conditions may affect the fair values of interest rate sensitive investments. In order to reduce the risk from fluctuation in rates, we invest in highly liquid corporate and governmental notes and bonds with contractual maturities of less than two years. All of the investments in debt securities have been classified as available-for-sale, and on December 31, 2007, the fair market value of our investments approximated their costs.

Investment Risk

We are exposed to market risk as it relates to changes in the market value of our investments in a public company. We invest in equity instruments of public companies for business and strategic purposes and we have classified these securities as available-for-sale. These available-for-sale equity investments, primarily in technology companies, are subject to significant fluctuations in fair market value due to the volatility of the stock market and the industries in which these companies participate. Our objective in managing our exposure to stock market fluctuations is to minimize the impact of stock market declines to our earnings and cash flows. There are, however, a number of factors beyond our control. Continued market volatility, as well as mergers and acquisitions, have the potential to have a material impact on our results of operations in future periods.

We are also exposed to changes in the value of our investments in non-public companies, including start-up companies. These long-term equity investments in technology companies are subject to significant fluctuations in fair value due to the volatility of the industries in which these companies participate and other factors.

BUSINESS AND PROPERTIES OF THE COMPANY

Overview

ESS Technology, Inc. was incorporated in California in 1984 and became a public company in 1995. We have historically operated in two primary business segments, Video and Digital Imaging, both in the semiconductor industry serving the consumer electronics and digital media marketplace.

In our Video business, we design, develop and market highly integrated analog and digital processor chips and digital amplifiers. Our digital processor chips drive digital video and audio devices, including DVD players, Video CD (“VCD”) players, consumer digital audio players and digital media players. We continue to sell certain legacy products we have in inventory including chips for use in recordable DVD players, modems, other communication devices and PC audio products. On September 18, 2006 we announced an ongoing strategic review of our operations and business plan. In connection with this strategic review, on November 3, 2006, we licensed to Hangzhou Silan Microelectronics Co., Ltd. (“Silan”) the development, manufacture and sale of our next generation standard definition DVD chips, the Phoenix II and LMX II, and also granted Silan a non-exclusive license for our standard definition DVD technology. Silan has recently notified us, however, that it does not intend to proceed with the development, manufacture and sale of any of the chips or technology we licensed to Silan and we have sent Silan a notice to cure this breach of our agreements. On February 16, 2007, we sold to Silicon Integrated Systems Corporation and its affiliates (“SiS”) our tangible and intangible assets relating to the development of high definition DVD chips based on next generation blue laser technology. Also, in connection with this restructuring strategy, during the first quarter of 2007 we substantially terminated the production and sale of our camera phone image sensors, which were the only remaining products of our Digital Imaging segment. We plan to license our image sensor patents in exchange for royalties, but we will no longer sell imaging sensor semiconductor chips. We continue to design, develop and market highly integrated analog and digital processor chips and digital amplifiers, including chips for standard definition DVD players primarily for the Korean market, and chips for digital audio players and digital media players for all markets. We are now concentrating on our standard definition DVD chip business and evaluating opportunities to develop profitable operations.

Our strategy is to focus on the design and development of our chip products while outsourcing all of our chip fabrication, assembly, and test operations. All of our products are manufactured, assembled and tested by independent third parties primarily in Asia. We market our products worldwide through our direct sales force, distributors and sales representatives. Substantially all of our sales are to distributors, direct customers and end-customers in China, Hong Kong, Taiwan, Japan, Korea, Indonesia and Singapore. We employ sales and support personnel located outside of the United States in China, Hong Kong, Taiwan and Korea to support these international sales efforts. We expect that international sales will continue to represent a significant portion of our net revenues. We also have a number of employees engaged in research and development efforts outside of the United States. There are special risks associated with conducting business outside of the United States.

Industry Background

The conversion of analog to digital technology and the emergence of Asia as a manufacturing hub for consumer electronic devices created a growth opportunity for U.S. and foreign companies in consumer entertainment products during the past decade. However, in recent years that opportunity has matured, the technology has become integrated with other complementary technologies from other industries and competitors have consolidated into large entities with significant financial and human resources. The growing complexity of these new technologies, the commoditization of ASIC semiconductor products, the emergence of hundreds of design houses in Asia, the increased regulatory requirements of public companies in the United States and the emergence of highly educated but lower cost labor centers in China and other foreign locations has created a challenging business environment for ESS and for all fabless semiconductor design houses in the United States.

Today technology advancements are enhancing consumer electronic product offerings allowing consumers to choose from a virtually endless variety of features, brands and price points. In particular, the transition from analog to digital formats has allowed audio and video data to be compressed with little or no perceptible audio and image degradation, improving storage and transmission efficiency and enhancing the consumer experience. Digital formats provide users with several benefits, including greatly expanded content selection, accelerated transmission of video and audio content, random access to data, superior editing capabilities, and enhanced security features such as protection against unauthorized copying. The technology that has been developed in recent years to provide these enhancements has been staggering as has been the amount of resources devoted by companies that are in these industries.

The television, the telephone and the personal computer (“PC”) have emerged as the three principal systems that manage digital entertainment and information. Of those systems, the television and the PC are the principal devices for viewing and manipulating digital content. Digital set-top-boxes (“STBs”), DVD players and game consoles connected to televisions are emerging as the principal platforms for viewing and listening to entertainment, while PCs remain the principle platform for storing, and manipulating data and accessing the internet. The cellular phone is emerging as the principal mobile device for viewing and transmitting digital content. However, because of size limitations for screens and keypads other mobile devices such as PDAs, MPEG Audio Players (“MP3s”), and portable DVD players also enjoy sizable end markets.

Increasing advances in semiconductor technology are allowing these digital products to converge, resulting in cost savings and added convenience for consumers. At the same time, advances in communication allow better distribution of information and entertainment content and provide opportunities for further development of multimedia products.

This changing consumer market place and this merging of technologies has caused a consolidation of industries and companies that had in the past appeared to be unrelated. At the same time the increasing commoditization of ASIC products has made economies of scale in purchasing power for raw materials and economies of scale in technical human resources critical to survival. Of course, this environment means that suppliers and vendors like ESS must aggressively compete for business dominated by large purchasers with the market power to demand price cuts. This has caused suppliers and vendors like ESS to cut margins to unsustainable levels with the goals of increasing market share and maintaining quarterly revenue targets. This rapid rate of technology change puts even more pressure on companies that are not first to market as prices erode quickly with respect to older generation products. It is critical for companies like ESS to identify and pursue those areas where it can keep up with these rapid changes in technology.

Our Current Businesses

Through our Video business segment, we offer video processor chips that drive multi-featured video and audio products, and incorporate video standards including MPEG1, MPEG2 and MPEG4. Our chips use multiple processors and a programmable architecture that enable us to offer a broad array of features and functionality. Our decoder chips play DVD, VCD, MPEG4, DivX, CD, MP3, WMA (Windows media audio) and other video formats and support high quality audio formats, including full-featured karaoke, Dolby Digital, DTS Surround, DVD audio and Sony’s Super Audio CD (“SACD”) audio. Our decoder chips also allow consumers to view digital photo CDs with the music slideshow feature on their televisions.

Through our Digital Imaging business segment, we historically offered chips that contain image sensors used to manufacture camera enabled cellular phones. Our CMOS image sensor technology integrated several functions including image capture, image processing, color processing and the conversion and output of a fully processed image or video stream. We have discontinued the sale of our image sensor products and therefore expect zero revenues from our Digital Imaging business in 2008.

Our Future Businesses

We plan to continue to offer standard definition DVD products including MPEG1, MPEG2, and MPEG4 video standards; however, the MPEG1 revenue has continued to decline to insignificant levels and we do not expect significant revenues from our MPEG1 products in 2008. MPEG2 and MPEG4 products are planned to continue to sell mainly to the non-China market, but we expect DVD revenues to continue to decline. We have substantially terminated the production and the sale of our image sensor products and therefore expect zero revenues from our Digital Imaging business in 2008. Although we plan to pursue licensing of our Digital Imaging patents, we are not forecasting any revenue from this area in 2008.

We are currently evaluating, designing and developing a new product line of standard CMOS process digital semiconductor products for the consumer electronics market that will perform functions that have traditionally been addressed using analog technology. An example of these products is a new digital-to-analog-converter for Blu-ray players; however, these products have not been proven, and we are not forecasting any significant revenues from these products in 2008.

Our Strategy

We significantly reorganized our operations and our business strategy in the third and fourth quarter of 2006, and throughout 2007. We continue to evaluate our remaining businesses as well as explore new opportunities to maximize shareholder value. Digital technology in consumer electronics has matured and consolidated with other technologies. In this environment, we believe it will be increasingly difficult for ESS to compete with competitors based in Asia that have significantly greater technical and financial resources and have lower human resource costs. Therefore, we will continue to evaluate our existing businesses and explore new opportunities to maximize shareholder value outside of our historical industries and technologies.

We currently plan to stay in certain niche markets or sub-segments of our existing DVD markets that have higher ASPs and thus higher margins. These niche markets are usually characterized by customized or specialty software necessary to address the consumers’ requirements such as digital media players, digital audio players and automotive applications. Our plan is to run this smaller DVD business at a profit and have those sales contribute to the cost of addressing our new businesses, however, if the revenue or margin prospects in these niche markets change, our plan may change. With regard to those new businesses, we are researching, defining and developing new products for new markets where our digital knowledge can be combined with our analog expertise to design digital semiconductor solutions built on a standard CMOS process and designed to address traditional analog functions. However, these concepts are under evaluation and in the design process. It is not certain that any product will be developed from these efforts. To achieve our plan, we are pursuing the following strategies in operating our business:

Leverage Expertise Across Market Applications.  We believe additional markets and applications will emerge as digital technologies and analog technologies converge. We plan to share and leverage our expertise in these two historically different areas of technology to introduce new product offerings into existing markets and to expand into other markets where traditional analog is either too expensive, too big or where a digital counterpart can achieve higher price/performance offering.

Offer a Low-Cost Solution.  Our engineers have significant system design expertise at the device level. We design our chips to either work with lower-cost components or to decrease the number of components in our customers’ products to lower their total bill-of-material cost. We work in close collaboration with our customers in their own product development processes, and with other vendors that are in our customers’ bill-of-material supply chain, to reduce the cost of our semiconductor products to lower our customers’ total bill-of-material. We believe this approach enables us to provide our customers with a lower-cost total solution and drive total demand by reducing the cost to consumer.

Leverage Our Existing Relationships with OEMs and ODMs Worldwide.  We believe we have a good reputation and working relationship with many large consumer electronics branded companies and that we can utilize that reputation to introduce new products in existing markets or new products in markets that are new to ESS. ESS has good channels to market and an ability to access OEMs and ODMs at the decision making level in those organizations.

Employ Our Software and Hardware Expertise to Develop New Technologies.  The products and markets we serve require significant expertise in software and hardware design, many companies cannot do both with a very high level of quality and in a very timely manner. That expertise and timeliness is critical for a successful fabless semiconductor company in today’s global, highly competitive and fast paced marketplace. We have a diversified base of technologies and a strong track record for developing new technologies in-house. We intend to leverage our software and hardware expertise to continue to develop new technologies and add features to our products and to enter new markets.

Leverage Our Relationships with Large Suppliers to Be One of the Low-Cost Providers.  We believe consumer electronics markets are so competitive and rapidly changing that a manufacturer of fabless semiconductor products must focus on being one of the low-cost providers of semiconductor chips in the world. To do so, our products must have a relatively small die size and achieve high yields throughout the manufacturing process. We have extensive third party manufacturing expertise and utilize long-standing and close relationships with some of the largest third party fabrication companies and assemblers in the world.

Pursue Acquisitions of Complementary and Advanced Technologies.  We have in the past acquired and will continue to consider acquiring complementary technologies or product lines to enhance our own product offerings and to accelerate our time to market.

Explore Opportunities To Maximize Shareholder Value.  We have in the past and will continue to consider opportunities outside complementary technologies and product lines and even outside our historical businesses of the fabless semiconductor industry.

Pursue Licenses of Complementary Technologies.  We have in the past licensed and will continue to consider licensing complementary technologies or product lines to enhance our own product offerings and to accelerate our time to market.

Leverage Our Proprietary Technology.  Our chips utilize a combination of licensed and proprietary software.

Products

Historically, we have offered the products described below. As we continue to evaluate our businesses in 2008 we could decide to discontinue any and/or all of these products, indeed several are not actively being sold at this time but we continue efforts to reduce current on-hand inventory.

Through our Video business, we offer DVD decoder chips and Video CD chips. Through our Digital Imaging business, we historically offered image sensor chips and image processor chips. In 2007, we announced we were stopping sales of our image chips. Additionally, we continue to offer certain legacy products such as communication chips and PC audio chips, although we no longer manufacture those chips.

DVD Decoder Chips.  Our DVD chips enable consumers to play DVD, CD, VCD, DivX, MP3, JPEG, WMA, DVD audio, full-featured karaoke and other audio and video formats. Our DVD chips support high quality video formats such as Progressive Scan, and high quality audio formats, including Dolby Digital, DTS Surround, and DVD audio. These chips can also be used as the primary processor in digital media players. We offer both MPEG2 and MPEG4 decoding products and various levels of integrated products incorporating such capabilities as TV encoder, radio frequency, and servo controller.

Video CD Chips.  We offer VCD chip products with various feature combinations and price points. Our VCD chips include an MPEG1 video and audio system decoder. They deliver full-screen, full-motion video at 30 frames per second with selectable CD-quality audio. These chips are used in relatively low-cost VCD players that are sold primarily in China, South East Asia, India and other emerging countries. VCD chips are being replaced by cheaper priced DVD players in certain foreign markets. We have experienced decline in this business and expect this trend to continue. In 2005 we entered into a license and collaboration arrangement with a third party pursuant to which our VCD products are distributed in China and India.

Image Sensor Chips.  Our SOC image sensor chips performed the image processing, color processing and the conversion and output of a fully processed image or video stream in camera enabled cellular phones. In 2007, we announced we were terminating production and sales of our image sensor chips.

Consumer Digital Audio Chips.  Our Audio chips handle high quality audio formats such as Dolby Digital, Dolby ProLogic, Dolby ProLogic II, Dolby Ex, Dolby Virtual Speaker, DTS Surround, DTS ES, MP3, WMA, DVD audio and Sony’s SACD audio, enabling consumer electronics manufacturers to build high quality, low cost 5.1 channel audio video receivers (“AVR”) that compliment the existing installed base of DVD players. Our class-D multi-channel digital audio amplifier chip further enables us to deliver a total single chip solution for home theater system applications.

Communication Chips.  We are not actively manufacturing these chips but sell a modest amount out of inventory each year. The volumes are declining and are insignificant.

PC Audio Chips.  We are not actively manufacturing these chips but sell a modest amount out of inventory each year. The volumes are declining and are insignificant.

Sales of these products accounted for the following percentages of our net revenues in the past three years:

	Percentage of Net
	Revenues for Years
	Ended December 31,
	2007	2006	2005

Video business:
DVD	79%	68%	57%
VCD	7%	18%	17%
License and royalty	1%	2%	11%
Other	13%	7%	3%

Total Video business	100%	95%	88%
Digital Imaging business	0%	5%	12%

Total	100%	100%	100%

Information on revenues and margins attributable to our business segments is included in Note 13, “Business Segment Information and Concentration of Certain Risks,” to the consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Technology and Research and Development

In the digital semiconductor marketplace we design and develop products utilizing our base of analog, digital and mixed-signal design expertise and process technologies, as well as our software and systems expertise. Our design environment is based on workstations, dedicated product simulators, system simulation with hardware and software modeling, and a high-level, design-description language.

On research and development activities for both business segments, we spent approximately $12.6 million during 2007, $36.0 million during 2006 and $34.0 million during 2005.

In our Video business, our DVD technology includes DVD decoder chips that incorporate a digital signal processor (“DSP”) and a reduced instruction set computer processor (“RISC”). The two processors work in parallel on separate tasks. In 2001, we integrated a TV encoder into our DVD decoder engine (labeled the Vibratto family of products) to cut down the number of components required to build a DVD player. In 2003, we enhanced the decoder engine to handle MPEG4 technology. Our Vibratto II chip integrated the front-end with the back-end into a single decoder chip and our Phoenix chip added our own servo IP and our own RF encoder technology.

In our Digital Imaging business, our chips were historically manufactured using a proprietary CMOS process and utilizing a unique chip architecture designed for low light sensitivity at comparative lens sizes.

Customers

We have historically sold our chips to distributors and OEMs of DVD, VCD, MP3, digital camcorders, consumer digital audio players, digital media players, cellular phones, modem and PC products. Our customers manufacture and sell these products both as contract manufacturers for well-known brand labels and under their own brands.

Samsung Electronics Company (“Samsung”), one of our direct customers, accounted for approximately 31% and 13% of our net revenues for 2007 and 2006, respectively. LG Electronics, Inc. (“LG”), one of our direct customers, accounted for approximately 16% and 15% of our net revenues for 2007 and 2006, respectively. Xing Qiu, an end customer of one of our distributors, accounted for approximately 10% and 8% of our net revenues for 2007 and 2006, respectively.

No other end-customers or direct customers accounted for more than 10% of our net revenues during 2007 and 2006. Information on net sales from external customers and long-lived assets attributable to our geographic regions is included in Note 13, “Business Segment Information and Concentration of Certain Risks,” to the consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Sales and Distribution

We market our products worldwide through our direct sales force, distributors and sales representatives. We have sales and support offices in the United States, China, Hong Kong, Taiwan, and Korea.

We believe customer service and technical support are important competitive factors in selling to major customers. Sales representatives and distributors supplement our efforts by providing additional customer service at the local level. We believe close contact with our customers not only improves the customer’s level of satisfaction, but also provides important insight into future market direction.

International sales comprised almost 100% of our revenue in 2007, 2006 and 2005. International sales are based upon destination of the shipment. Our international sales in 2007, 2006 and 2005 were derived primarily from Asian customers who manufacture DVD products, VCD products, cameras, cell phones, communications and PC audio products. Companies in Asia manufacture a large percentage of the worldwide supply of these products. We believe a significant portion of our chip products are incorporated into consumer electronic devices that are ultimately sold into the United States. We currently have direct sales personnel and technical staff located in Hong Kong, Taiwan, China, and Korea where significant portions of our sales have historically been derived. Sales and technical staff in these locations are being reviewed along with our efforts to restructure our company, therefore the location and number of our employees could change significantly. Our products are also sold internationally through distributors and sales representatives located in Hong Kong, Taiwan, Korea, Japan and Indonesia. For fiscal year 2007, net sales to customers (including distributors) in each region as a percentage of our total net revenue were: Hong Kong 31%, Taiwan 29%, and Korea 12%. Due to our current restructuring efforts, our geographic mix could change significantly in the future and is expected to change significantly in 2008 as we focus more on business lines that have greater sales to customers headquartered in Korea. All of our international sales are denominated in U.S. dollars. Our business is usually seasonal due to the Christmas holiday season in America and Europe, and the Chinese New Year season in China and Asia. Our sales representatives and distributors are not subject to minimum purchase requirements and can discontinue marketing any of our products at any time. In addition, certain of our distributors have rights of return for unsold product and rights to pricing adjustments to compensate for rapid, unexpected price changes.

We historically relied on our largest distributor, FE Global (China) Limited (“FE Global”), for a significant portion of our revenues in the Video business. Sales through FE Global were approximately 18%, 32%, and 37% of our net revenues in 2007, 2006, and 2005, respectively. In addition to FE Global, Weikeng Industrial Company Ltd (“Weikeng”), our other distributor, accounted for approximately 11% of our net revenues in 2007 and less than 10% in 2006 and 2005. On August 31, 2007, our distribution agreement with FE Global was terminated, and we signed a new distribution agreement with CKD (Hong Kong) High Tech Company Limited (“CKD”) who will perform similar functions as those previously provided by FE Global.

As mentioned above, the geographic and product mix in our revenues is expected to change significantly from what it has been historically and we would expect CKD’s portion of our revenues to also change significantly from what it has been historically but believe it is impossible to predict those changes with any degree of certainty. CKD is not subject to any minimum purchase requirements and can discontinue marketing any of our products at any time. In addition, CKD has rights of return for unsold product and rights to pricing allowances to compensate for rapid, unexpected price changes, therefore we do not recognize revenue until CKD sells through to our end-customers.

Information on revenues and long-lived assets attributable to our geographic regions is included in Note 13, “Business Segment Information and Concentration of Certain Risks,” to the consolidated financial statements in this joint proxy statement/prospectus.

Manufacturing

To manufacture products, we contract with third parties for all of our fabrication and assembly as well as the majority of our test operations. This manufacturing strategy enables us to focus on our design and development strengths, minimize fixed costs and capital expenditures and gain access to advanced manufacturing capabilities. Semiconductor manufacturing consists of foundry activity where wafer fabrication takes place, as well as chip assembly and testing activities. We use several independent foundries that use advanced manufacturing technologies to fabricate our chips. Substantially all of our products are manufactured by a variety of foundries including: Taiwan Semiconductor Manufacturing Company (“TSMC”), which has manufactured products for us since 1989, as well as United Microelectronics Corporation (“UMC”), which is also located in Taiwan, Grace Semiconductor Manufacturing Corporation (“GSMC”), which is located in China, and other independent Asian foundries. Most of our products are currently fabricated using both mixed-signal and CMOS logic process technologies. Manufacturing requires raw materials and a variety of components to be manufactured to our specifications. We depend on a limited number of suppliers to obtain adequate supplies of quality raw materials on a timely basis. We do not generally have guaranteed supply arrangements with our suppliers, and we depend on foundries such as TSMC, UMC, GSMC and others for foundry capacity to produce products of acceptable quantity, quality and with acceptable manufacturing yields in a timely manner. As of December 31, 2007, we believe we have sufficient foundry capacity to meet our forecasted needs for the next 12 months.

After wafer fabrication by the foundry, all of our semiconductor products are assembled and tested by third-party vendors, primarily Advanced Semiconductor Engineering and Amkor Technology. We have internally designed and developed our own test software and purchased certain test equipment, which are provided to our test vendors. See Item 1A, “Risk Factors — Risks Related to the Company’s Business — Our products are manufactured by independent third parties” beginning on page 23.

Competition

Our semiconductor markets are intensely competitive and are characterized by rapid technological change, price reductions and rapid product obsolescence. Competition typically occurs at the design stage, where the customer evaluates alternative design approaches that require integrated circuits. Because of shortened product life cycles, there are frequent design win competitions for next-generation systems. We expect competition to remain intense from existing competitors and from companies that may enter our existing or future markets. In general, product prices in the semiconductor industry have decreased over the life of a particular product. The markets for our products are characterized by intense price competition. As the markets for our products mature and competition increases, we anticipate that prices for our products will continue to rapidly decline.

Our existing and potential competitors consist of medium and large domestic and international companies, many of whom have substantially greater financial, manufacturing, technical, marketing, distribution and other resources, greater intellectual property rights, broader product lines and longer-standing relationships with customers than we have. Our competitors also include a number of smaller and emerging companies.

Recently Asian competitors, especially from Taiwan and China, have developed the expertise and ability to develop advanced semiconductor products competing with ESS. These competitors have significant cost advantages that have forced ESS to exit certain product lines and may force ESS to exit other product areas in the future.

In the Video business, our principal competitors in the DVD market include MediaTek Inc. (“MediaTek”), Zoran, Sony, Cheartek, Panasonic, STMicroelectronics, LSI Logic, and Sunplus. In addition, we expect that the DVD platform will face competition from other platforms including STBs, as well as multi-function game boxes. Some of our competitors may supply chips for multiple platforms, such as LSI Logic and STMicroelectronics, each of which makes chips for both DVD players and STBs. We also face strong competition from Sunplus and Samsung in the VCD market.

Many of our current and potential competitors have longer operating histories as well as greater name recognition than we have. Any of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products than we can. This is especially true in the analog markets that we may enter in 2008. Many competitors in those markets are much bigger financially, have many more employees, have long established relationships with customers, have diversified product offerings and have broader technical and design expertise.

In addition, a number of companies with significantly greater resources than us could attempt to increase their presence in the market by acquiring or forming strategic alliances with our competitors resulting in increased competition to us. In the past years, LSI Logic acquired C-Cube Microsystems; Cirrus Logic acquired LuxSonor Semiconductors; Oak Technology acquired TeraLogic; and Zoran acquired Oak Technology.

Proprietary Technology

We rely on a combination of patents, trademarks, copyrights, trade secret laws and confidentiality procedures to protect our intellectual property rights. As of December 31, 2007, we had 156 patents granted in the United States, and more than 31 applications on file with the United States Patent and Trademark Office (“USPTO”). In addition, as of December 31, 2007 we had approximately 24 corresponding foreign patents granted and 59 applications pending. We intend to seek further U.S. and international patents on our technology whenever possible.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. As of December 31, 2007, there are no intellectual property litigation matters pending against us. See “Business and Properties of the Company — Legal Proceedings.”

We currently license certain of the technology we use in our products, and we expect to continue to do so in the future. We have, in the past, granted limited licenses to certain of our technology, some of which have expired. See Item 1A, “Risk Factors — We may not be able to adequately protect our intellectual property rights from unauthorized use and we may be subject to claims of infringement of third-party intellectual property right” beginning on page 22.

Backlog

Our products are generally sold pursuant to standard purchase orders, which are often issued only days in advance of shipment and are frequently revised to reflect changes in the customers’ requirements. Product deliveries are scheduled when we receive purchase orders. Generally, these purchase orders allow customers to reschedule delivery dates and cancel purchase orders without significant penalties. For these reasons, we believe that our backlog is not a reliable indicator of future revenues. Delays in delivery schedules and/or a reduction of backlog during any particular period could have a material adverse effect on our business and results of operations. As of December 31, 2007, our backlog amounted to approximately $4.8 million.

Employees

As a result of our restructuring strategy, the total number of our employees has dropped significantly. As of December 31, 2007, we had 143 full-time employees, including 50 in research and development, 46 in marketing, sales and support, 28 in finance and administration and 19 in manufacturing. Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, particularly highly-skilled semiconductor design personnel and software engineers involved in new product development, for whom competition can be intense, particularly in the Silicon Valley. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relationship with our employees is good.

Properties

We own nearly 12 acres of land in Fremont, California, on which we built our two-story, 93,000 square-foot corporate headquarters, as well as a 77,000 square-foot office building next to our corporate headquarters. In addition we own an adjacent 11,000 square-foot dormitory building used to house visitors and guest workers. We also have an approximately 5,000 square-foot warehouse next to our corporate headquarters in Fremont, California. We also lease a small amount of office space to support our operations outside the United States.

In October 2007, we entered into an agreement with TC Fund Property Acquisitions, Inc. (“TC Fund”) to sell our real property assets located in Fremont, California, for $26.3 million. The agreement was subject to certain conditions to closing including a 30-day due diligence approval period. Prior to the expiration of the due diligence period, TC Fund notified us that they were terminating the agreement. The reason given for the termination was the continued uncertainty in the real estate market.

We consider the above facilities suitable and adequate to meet our current requirements. There are no liens on any of our owned land and buildings. We are currently working with a real estate company and actively considering the lease or sale of all or a portion of our land and facilities in Fremont, California.

Legal Proceedings

On September 12, 2002, following our downward revision of revenue and earnings guidance for the third fiscal quarter of 2002, a series of putative federal class action lawsuits were filed against us in the United States District Court, Northern District of California. The complaints alleged that we and certain of our present and former officers and directors made misleading statements regarding our business and failed to disclose certain allegedly material facts during an alleged class period of January 23, 2002 through September 12, 2002, in violation of federal securities laws. These actions were consolidated under the caption “In re ESS Technology Securities Litigation.” The plaintiffs sought unspecified damages on behalf of the putative class. Plaintiffs amended their consolidated complaint on November 3, 2003, which we then moved to dismiss on December 18, 2003. On December 1, 2004, the Court granted in part and denied in part our motion to dismiss, and struck from the complaint allegations arising prior to February 27, 2002. On December 22, 2004, based on the Court’s order, we moved to strike from the complaint all remaining claims and allegations arising prior to September 10, 2002. On February 22, 2005, the Court granted our motion in part and struck all remaining claims and allegations arising prior to August 1, 2002 from the complaint. In an order filed on February 8, 2006, the Court certified a plaintiff class of all persons and entities who purchased or otherwise acquired our publicly traded securities during the period beginning August 1, 2002, through and including September 12, 2002 (the “Class Period”), excluding officers and directors of ESS, their families and families of the defendants, and short-sellers of our securities during the Class Period. On March 24, 2006, plaintiff filed a motion for leave to amend their operative complaint, which the Court denied on May 30, 2006. Trial was tentatively set for January 2008. On November 12, 2006, the parties attended a mediation at which they agreed to settle the litigation for $3.5 million (to be paid by defendants’ insurance carriers), subject to appropriate documentation by the parties and approval by the Court. The Stipulation of Settlement and Release was filed with the Court on April 30, 2007. On May 8, 2007, the Court issued an order preliminarily approving the settlement and providing for class notice. At a fairness hearing on July 27, 2007, having received no objections to the settlement and no requests for exclusion, the Court entered a Final Judgment and Order of Dismissal With Prejudice as to all defendants. The time for appeal from the Final Judgment and Order of Dismissal With Prejudice has now passed. While defendants have denied and continue to deny any and all allegations of wrongdoing in connection with this matter, we believe that given the uncertainties and cost associated with litigation, the settlement is in the best interests of ESS and its stockholders. We recorded a $3.5 million loss for the settlement during the quarter ended March 31, 2007. In addition, a receivable from our insurance carriers was also recorded for the same amount, plus recoverable legal fees. Accordingly, there is no impact to the statement of operations because the amount of the settlement, including legal expenses, and the insurance recovery offset each other. The settlement was completed during the year ended December 31, 2007.

On September 12, 2002, following the same downward revision of revenue and earnings holders of our common stock, purporting to represent us, filed a series of derivative lawsuits in California state court, County of Alameda, against us as a nominal defendant and against certain of our present and former directors and officers as defendants. The lawsuits alleged certain violations of the federal securities laws, including breaches of fiduciary duty and insider trading. These actions were consolidated as a Consolidated Derivative Action with the caption “ESS Cases.” The derivative plaintiffs sought compensatory and other damages in an unspecified amount, disgorgement of profits, and other relief. On March 24, 2003, we filed a demurrer to the consolidated derivative complaint and moved to stay discovery in the action pending resolution of the initial pleadings in the related federal action, described above. The Court denied the demurrer but stayed discovery. That stay was then lifted in light of the procedural progress of the federal action. The parties reached an agreement in principle to settle the litigation in exchange for certain minor modifications of our internal policies and payment of plaintiffs’ attorneys fees not to exceed $200,000 (to be paid by defendants’ insurance carriers). The agreement in principle to settle the litigation was then documented and finalized by the parties and submitted to the Court for approval. On October 1, 2007, the Stipulation and Agreement of Settlement became binding upon the Court’s entry of a final Judgment of Dismissal with prejudice as to all defendants in the action, subject to appeal as required by applicable state law. While defendants have denied and continue to deny any and all allegations of wrongdoing in connection with this matter, we believe that given the uncertainties and cost associated with litigation, the settlement is in the best interests of ESS and its stockholders. We recorded a $200,000 loss for the proposed settlement in the quarter ended June 30, 2007, as management has determined this amount probable of payment and reasonably estimable. In addition, because recovery from the insurance carriers is probable, a receivable was also recorded for the same amount. Accordingly, there is no impact to the statement of operations because the amount of the settlement and the insurance recovery offset each other.

On October 4, 2006, Ali Corporation (“Ali”) filed a lawsuit in Alameda County Superior Court against ESS that alleged claims for breach of contract, common counts, quantum meruit, account stated and for an open book account. All of the claims arose from a Joint Development Agreement between ESS and Ali, originally entered into on December 14, 2001 and subsequently amended on several occasions. Ali’s complaint sought damages in the amount of $2.5 million. We answered Ali’s complaint and on April 6, 2007 the parties settled this matter in the course of a formal mediation. A Settlement Agreement was executed whereby we have settled the case by paying $1.7 million to Ali during the year ended December 31, 2007.

From time to time, we are subject to various claims and legal proceedings. If management believes that a loss arising from these matters is probable and can reasonably be estimated, we would record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based upon consultation with the outside counsel handling our defense in the legal proceedings listed above, and an analysis of potential results, we have accrued sufficient amounts for potential losses related to these proceedings. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on ESS’ financial position, cash flows or overall trends in results of operations. However, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or an injunction prohibiting us from selling one or more products. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations of the period in which the ruling occurs, or future periods, could result.

Environmental Matters

Our operations are subject to various federal, state and/or local laws regulating the discharge of materials into the environment or otherwise relating to the protection of the environment, such as discharge into soil, water and air, and the generation, handling, storage, transportation and disposal of waste and hazardous substances. These laws generally have the effect of increasing costs and potential liabilities associated with the conduct of our operations, although historically they have not had a material adverse effect on our financial position, results of operations or cash flows.

Available Information

Our website address is http://www.esstech.com. We make available free of charge, on or through our website, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission (the “SEC”). In addition, our Code of Ethics as well as the respective charters for the Audit, Compensation and Corporate Governance and Nominating Committees of our Board of Directors are available on our website. Information contained on our website is not part of this joint proxy statement/prospectus.

Executive Officers of the Registrant

The following table sets forth certain information regarding our current executive officers:

Name	Age	Position

Robert L. Blair	60	President, Chief Executive Officer and Director
John A. Marsh	49	Chief Financial Officer and Vice President

Robert L. Blair has been our President and Chief Executive Officer since September 1999. Mr. Blair was elected as a director in 1999. Mr. Blair served as our Executive Vice President of Operations and member of the Office of the President from April 1997 to September 1999. From December 1994 to March 1997, he was our Vice President of Operations. From December 1991 to November 1994, he was Senior Vice President of Operations (Software Packaging & Printing Division) of Logistix Corporation, a software turnkey company, and from 1989 to November 1991, he was Vice President and co-owner of Rock Canyon Investments, a real estate development-planning firm in California. From 1986 to 1989, he held various positions at Xidex Corporation, a computer diskette manufacturer, including President and General Manager at XEMAG, a division of Xidex Corporation. From 1973 to 1986, he held several positions including Vice President, High Reliability Operations at Precision Monolithics, Inc.

John A. Marsh has been our Chief Financial Officer since August 2007. Mr. Marsh has more than 20 years of experience in senior-level finance positions and joined us in April 2001 as our International Controller. In September 2004, Mr. Marsh became the Corporate Controller. From October 2006 to January 2007, Mr. Marsh was the North American controller for VeriFone, Inc. Prior to joining ESS, he held senior management positions in finance with SSE Telecom, Inc. from November 1999 to April 2001 and Cylink Corporation from January 1997 to January 1999; previously, he held finance and accounting positions with National Semiconductor Corporation. He received a Bachelor of Science degree in business administration from San Jose State University and is a certified public accountant.

DIRECTORS AND OFFICERS FOLLOWING THE REINCORPORATION MERGER

The directors and officers of ESS immediately prior to the reincorporation merger will be the directors and officers of ESS Delaware following the reincorporation merger.

If Messrs. Mok and Stein are re-elected to our board of directors, we have agreed to use our commercially reasonable efforts to obtain, prior to the closing of the reincorporation merger, resignations from each of Messrs. Mok and Stein as members of our board of directors and of the boards of directors of each of our subsidiaries on which they sit, including Echo, effective immediately prior to the consummation of the reincorporation merger and we expect that Messrs. Mok and Stein will resign from the board of directors of ESS and the boards of directors of each of its subsidiaries on which they sit, including Echo, prior to the consummation of the reincorporation merger. If Messrs. Mok and Stein resign from our board of directors and the board of directors of Echo, then, following the reincorporation merger, Mr. Blair, or his duly elected or appointed replacement and any other individuals duly elected or appointed to our board of directors, will be the only directors of ESS Delaware following the reincorporation merger.

DESCRIPTION OF SECURITIES OF ESS DELAWARE

The following summary description of the capital stock of ESS Delaware does not purport to be complete and is qualified in its entirety by reference to ESS Delaware’s certificate of incorporation and bylaws, copies of which are attached as Annex D and E to this joint proxy statement/prospectus, respectively. Further, except as noted below, the following summary describes the capital stock of ESS Delaware assuming that the reincorporation merger has already been effected.

The authorized capital stock of ESS Delaware will consist of 100,000,000 shares of common stock, $0.0001 par value per share      , of which will be issued and outstanding immediately following the reincorporation merger, and 10,000,000 shares of preferred stock, par value $0.0001 per share, none of which will be issued and outstanding immediately following the reincorporation merger.

Common stock.  Holders of ESS Delaware common stock are entitled to one vote per share on all matters on which holders of ESS Delaware common stock are entitled to vote. Because holders of ESS Delaware common stock do not have cumulative voting rights, the holders of a majority of the shares of ESS Delaware common stock represented at a meeting for the election of directors can elect all of the directors. All shares of ESS Delaware common stock that will be outstanding upon completion of the reincorporation merger will be legally issued, fully paid and nonassessable.

Preferred stock.  Pursuant to ESS Delaware’s certificate of incorporation, the preferred stock may be divided into such number of series as the board of directors may determine from time to time. The board of directors is authorized, from time to time, to determine or alter the rights, preferences, privileges and restrictions granted to, or imposed upon, any wholly unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. Additionally, the board of directors, within the limits and restrictions stated in any resolution of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series prior to or subsequent to the issuance of that series.

Following the reincorporation merger, ESS Delaware will assume the stock option and equity incentive plans of ESS in effect immediately prior to the reincorporation merger, other than the ESPP which will be treated as described under “The Merger Agreement — Treatment of Stock Options and Employee Stock Purchase Plan” beginning on page 74 of this joint proxy statement/prospectus.

1995 Directors Stock Option Plan

The 1995 Directors Stock Option Plan, which we refer to as the 1995 plan, allows for granting of stock options to non-employee members of the board of directors of ESS Delaware. The 1995 plan authorizes the issuance of 1,000,000 shares and has a termination date of 2015. The plan also provides for a 3-year post-termination exercise period for termination of service for any reason by a non-employee director.

1997 Equity Incentive Plan

The 1997 Equity Incentive Plan, which we refer to as the 1997 plan, authorized the issuance of 13,000,000 shares, and provided for the grant of stock options and stock bonuses and the issuance of restricted stock to ESS Delaware employees, directors and others. The 1997 plan terminated in April 2007, but the options granted under the 1997 plan will remain outstanding until they expire in accordance with their terms. Under the 1997 plan, options granted generally vest 25% at the end of the first year, after the anniversary date of the date of grant, and monthly thereafter over the remaining three years of the vesting period, and have a term of 10 years.

2002 Non-executive Stock Option Plan

The 2002 Non-Executive Stock Option Plan, which we refer to as the 2002 plan allows for granting of non-statutory stock options to ESS Delaware’s non-executive employees and consultants. 2,000,000 shares of ESS Delaware common stock are reserved for issuance thereunder. The vesting schedule of the 2002 Plan is generally similar to those of the 1997 plan outlined above.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth certain information, as of March 31, 2008, known to ESS regarding the beneficial ownership of ESS’ common stock that has been provided to ESS with respect to the beneficial ownership of shares of (1) each person known by ESS to be the beneficial owner of more than 5% of ESS’ common stock, (2) each of ESS’ directors, (3) each Named Executive Officer named in the Summary Compensation Table below, and (4) all directors and executive officers as a group. Except as otherwise noted, the address of each person listed in the table is c/o ESS Technology, Inc., 48401 Fremont Blvd., Fremont, CA 94538.

	Shares Beneficially
	Owned(1)		Options
		% of	Exercisable
	Number of	Common	on or Before
Name and Address	Shares	Stock	May 30, 2008(1)

Dimensional Fund Advisors, LP(2)	1,945,975	5.5%	—
1299 Ocean Ave. Santa Monica, CA 90401
Renaissance Technologies LLC(3)	2,852,422	8.0%	—
800 Third Ave., 33rd floor New York, NY 10022
Loeb Arbitrage Management, Inc.(4)	3,976,935	11.2%	—
61 Broadway New York, NY 10006
Chan Family Foundation(5)	3,264,826	9.2%	—
19770 Stevens Creek Boulevard Cupertino, CA 95014
Robert L. Blair, Director, President and CEO	24,724	*		(6)
John Marsh, Vice President and Chief Financial Officer	150,000	*	150,000	(7)
James B. Boyd, CFO,	2,003	*	—
Senior Vice President and Assistant Secretary c/o ESS Technology, Inc. 48401 Fremont Blvd. Fremont, CA 94538
Fred S.L. Chan(8)	1,420,000	4.0%	—
19770 Stevens Creek Boulevard Cupertino, CA 95014
Bruce J. Alexander,	44,167	*	44,167	(9)
Former Director c/o ESS Technology, Inc. 48401 Fremont Blvd. Fremont, CA 94538
Peter T. Mok,	15,000	*	15,000	(10)
Director c/o KLM Capital Management, Inc. 10 Almaden Blvd., Suite 988 San Jose, CA 95113
Alfred Stein, Jr., Director	15,000	*	15,000	(11)
c/o ESS Technology, Inc. 48401 Fremont Blvd. Fremont, CA 94538
All executive officers and directors as a group(12)	1,672,279	4.0%	224,167

*	Less than one percent of the outstanding shares of ESS’ common stock.

(1)	Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable and except as indicated in the other footnotes to this table. As of March 31, 2008, 35,548,423 shares of ESS’ common stock were issued and outstanding. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days after March 31, 2008 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Additionally, for purposes of this table, it is assumed that the cash-out merger will close within sixty (60) days of March 31, 2008 and therefore, the options that accelerate upon change of control will be vested. Therefore, if the exercise price is less than the per share cash-out merger consideration of $1.64, options that accelerate as a result of the cash-out merger are included in the share numbers in this table. Options that will accelerate that have an exercise price that is greater than the per share cash-out merger consideration are excluded from the table, but identified in the reporting owner’s individual footnote, provided their ownership of common stock is more than 1%.

(2)	The Schedule 13G/A filed on February 6, 2008 by Dimensional Fund Advisors LP (fka Dimensional Fund Advisors, Inc.) (“Dimensional”) indicates that Dimensional is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts (the “Funds”). Dimensional possesses investment and/or voting power of the securities of ESS, but disclaims beneficial ownership of the securities as the Funds own the securities.

(3)	The Schedule 13G/A filed by Renaissance Technologies LLC (“RTC”) on February 13, 2008 indicates that RTC is an Investment Adviser. James H. Simons, an individual, is also reflected as an owner of ESS common stock as he is a control person of RTC.

(4)	The Schedule 13D/A filed by Loeb Partners Corp., a registered broker/dealer and a registered investment adviser on November 13, 2007 and the Schedule 13F-HR filed by Loeb Arbitage Management, Inc., an institutional investment manager on February 15, 2008 (collectively referred to as “Loeb”) indicates that Loeb is, and that Loeb Shares of common stock of ESS are held by, several funds managed by Loeb or its affiliate organizations specifically including: Loeb Arbitrage Fund, Loeb Partners Corporation, Loeb Offshore Fund Ltd., Loeb Arbitrage B Fund LP, Loeb Offshore B Fund Ltd., Loeb Marathon Fund, LP and Loeb Marathon Offshore Fund, Ltd.

(5)	The Chan Family Foundation is a California 501(c) nonprofit corporation.

(6)	Excludes 884,666 options to purchase common stock because they will terminate upon a change of control of ESS because the exercise price is more than the per share cash-out merger consideration. The exercise prices of those options are as follows: 400,000 options at $9.78 per share; 138,000 options at $4.8750 per share; 346,666 options at $4.12 per share.

(7)	Includes 116,042 options that will accelerate upon a change of control. The exercise prices for the aggregate 150,000 options are as follows: 40,000 options at $0.96 per share and 110,000 at $1.26 per share.

(8)	Fred S. L. Chan and Annie M. H. Chan are husband and wife (the “Chans”). Fred S. L. Chan served as a director and Chairman of the board of directors until July 18, 2007. This amount includes 1,140,000 shares held by the Annie M.H. Chan Living Trust for the benefit of Annie M. H. Chan and 280,000 shares held by a trust for the benefit of Michael Y.J. Chan, a minor child who resides with the Chans.

(9)	Includes 27,500 options that will accelerate upon a change of control. The exercise price for the 44,167 options reflected in the table is $1.27.

(10)	Includes 6,458 options that will accelerate upon change of control. The exercise price for the aggregate 15,000 options reflected in the table is $0.98 per share. 59,167 options are excluded from the table because they will terminate upon a change of control of ESS because the exercise price is more than the per share cash-out merger consideration. The exercise prices of those options are as follows: 15,000 at $4.00 per share; 15,000 at $6.83 per share; 417 options at $6.96 per share; 2,500 at $7.05 per share; 15,000 at $8.32 per share; 1,250 at $11.6875 per share; 10,000 at $15.02 per share.

(11)	Includes 6,458 options that will accelerate upon change of control. The exercise price for the 15,000 options reflected in the table is $0.98 per share. 75,417 options are excluded from the table because they will terminate upon a change of control of ESS because the exercise price is more than the per share cash-out merger consideration. The exercise prices of those options are as follows: 15,000 at $4.00 per share; 15,000 at $6.83 per share; 40,417 options at $6.96 per share; 5,000 at $8.32 per share.

(12)	Includes 1,140,000 shares held by trusts held for the benefit of individuals in the immediate family of a former director as described in Note (8).

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information with respect to options under our equity compensation plans at December 31, 2007:

Equity Compensation Plan Information(1)

			Number of Securities
			Remaining Available
			for Future Issuance
			Under Equity
	Number of Securities		Compensation
	to be Issued Upon	Weighted-Average	Plans
	Exercise of	Exercise Price of	(Excluding
	Outstanding	Outstanding Options,	Securities
	Options, Warrants	Warrants and	Reflected in
Plan Category	and Rights(a)	Rights(b)	Column(a)(b)

Equity compensation plans approved by security holders	2,726,398	$5.95	831,243	(2)
Equity compensation plans not approved by security holders	633,219	$3.70	1,352,451

Total	3,359,617	$5.52	2,183,694

(1)	Includes only options outstanding under ESS’ stock option plans, as no stock warrants or rights were outstanding as of December 31, 2007.

(2)	Includes 132,493 shares of common stock reserved for future issuance under the ESS Technology, Inc. 1995 Employee Stock Purchase Plan.

The equity compensation plans not approved by security holders have generally the same features as those approved by security holders. For further details regarding ESS’ equity compensation plans, see Note 9, “Shareholders’ Equity,” in the consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

ESS’ compensation program is overseen and administered by the Compensation Committee, which is comprised entirely of independent directors as determined in accordance with various NASDAQ Global Market, SEC and Internal Revenue Code rules. The Compensation Committee ensures that the total compensation paid to ESS’ executive officers is fair, reasonable and competitive. None of the Named Executive Officers (as defined below) serve on the Compensation Committee. The Compensation Committee operates under a written charter adopted by our board of directors. A copy of the charter is available, free of charge, on our website at http://www.esstech.com/IR/investor_relations.shtm under the “Corp Governance” tab.

Philosophy

All of our compensation programs are designed to attract and retain key employees, motivating them to achieve and rewarding them for superior performance. Different programs are designed to target short and longer-term performance with the goal of increasing stockholder value over the long term. Executive compensation programs impact all employees by setting general levels of compensation and helping to create an environment of setting goals, achieving goals and the direct linking of achievement with reward. Because we believe the performance of every employee is important to our success, the Compensation Committee is mindful of the effect executive compensation and incentive programs have on all of our employees.

The Compensation Committee and our board of directors both believe that the compensation of our executives should reflect their success as a management team and as individuals in attaining key operating objectives, such as growth of sales, growth of earnings, growth of market share, long-term strategic objectives, and increased market price of our stock. The Compensation Committee and our board of directors also believe that the performance of the executives in managing our company, considered in light of general economic and specific company, industry and competitive conditions, should be the basis for determining their overall compensation. The Compensation Committee and our board of directors also believe that total compensation package for each of the executive officers must reflect the employment environment in which we compete for skilled talent. The Compensation Committee and our board of directors also seek to have the long-term performance of our stock reflected in executive compensation through the stock option and other equity incentive programs.

Objectives

The executive compensation programs and practices of ESS are designed to, among other things:

•	attract and retain highly qualified executives by offering an overall compensation package that is competitive with that offered for comparable positions in comparable companies in the high-technology industry, in Silicon Valley and in other parts of the world where we operate;

•	motivate executives to achieve our business goals through the use of an incentive compensation plan that ties a portion of an executive’s compensation to objectives of ESS and individual performance;

•	reward achievement of our short-term and long-term performance goals; and

•	align the interests of executives with the long-term interests of stockholders through executive participation in equity-based compensation plans.

Elements of Executive Compensation

Generally, compensation for our executives consists of:

•	base salary;

•	incentive cash compensation which consists of an annual bonus plan that is completely discretionary and only earned based on achieving certain corporate and individual objectives; and

•	in past years, stock-based incentive compensation programs, including the shareholder-approved 1995 Equity Incentive Plan and 1997 Equity Incentive Plan.

Under the Compensation Committee’s supervision, we have selected these elements because each is considered useful and necessary to meet one or more of the principal objectives of our compensation policy. We believe that these elements of compensation, when combined, are effective, and will continue to be effective, in achieving the objectives of our compensation program. We strongly believe, however, in engaging and retaining the best talent in critical functions, and this may entail negotiations with individual executives who have significant compensation packages in place with other employers or potential employers. In order to enable us to hire and retain talented executives, the Compensation Committee and our board of directors may determine that it is in our best interests to negotiate compensation arrangements that may deviate from our standard practices in setting the compensation for certain of ours executives when such deviation is required by competitive or other market forces.

The Compensation Committee may also, from time-to-time, award totally discretionary bonuses to our executives. Our executives are also eligible to participate in the our 401(k) Plan, our 1995 Employee Stock Purchase Plan, as well as our 1997 Equity Incentive Plan, and other benefits available generally to all our employees.

We have a change of control arrangement with Robert Blair, President and CEO which provides for Mr. Blair to receive certain benefits if his employment with ESS is terminated. This arrangement is discussed in detail below. The board of directors has determined that such benefits are necessary in order to retain Mr. Blair as a key executive. Mr. Marsh did not enter into a change of control agreement when he became a vice president and chief financial officer of ESS.

Determination of Executive Compensation

In determining planned executive compensation, each component of each executive’s compensation is considered relative to a competitive market position based on executive compensation survey information for similar sized high technology public companies and other relevant information. Both qualitative factors, such as experience, level of contribution, potential impact on company performance and relative internal pay, and quantitative factors relating to corporate and individual experience and performance are considered when determining individual compensation. The determination is not based on any single experience or performance factor, nor does it specifically assign relative weights to factors but, rather, a mix of factors is considered and individual performance is evaluated against that mix. In setting compensation levels for a particular executive, the Compensation Committee takes into consideration the proposed compensation package as a whole and each element individually, as well as the executive’s past and expected future contributions to our business.

SUMMARY COMPENSATION TABLE FOR 2007

The following table shows for the year ended December 31, 2007 certain compensation information for: (i) the Chief Executive Officer; (ii) the Chief Financial Officer; and (iii) two former officers of ESS, (each a “Named Executive Officer” and collectively, the “Named Executive Officers”).

									Change in
									Pension
									Value and
								Non-Equity	Non-Qualified
								Incentive	Deferred
						Stock	Option	Plan	Compensation	All Other
			Salary	Bonus		Awards	Awards	Compensation	Earnings	Compensation		Total
Name and Principal Position	Year		($)	($)		($)	($)(1)	($)	($)	($)		($)

Fred S.L. Chan,	2007		$165,261	—		—	$62,583	—	—	$47,455	(3)	$275,299
Former Chairman of the Board of Directors(2)	2006		$328,000	—		—	$355,928	—	—	$298	(4)	$684,226
Robert L. Blair,	2007		$328,000	—		—	$93,095	—	—	$298	(4)	$421,393
President & CEO	2006		$328,000	$750		—	$320,484	—	—	$298	(4)	$649,532
James B. Boyd,	2007		$182,522	$180,000	(5)	—	$38,067	—	—	$40,311	(6)	$440,900
Sr. V.P. & CFO(2)	2006		$221,481	$150,000		—	$89,040	—	—	$298	(4)	$460,819
John Marsh,	2007	(1)	$164,141	$10,000	(7)	—	$10,437	—	—	$297	(4)	$184,876
V.P. & CFO	2006		$121,760	—		—	—	—	—	$9,715	(8)	$131,475

(1)	Represents the amount of compensation cost recognized during fiscal year 2007 related to stock option awards granted prior and during fiscal year 2007, as described in Statement of Financial Accounting Standards No. 123R (SFAS 123R). With the exception of Mr. Marsh who was granted 150,000 stock option awards during 2007, no other executive officers were granted stock option awards in 2007. For a discussion of valuation assumptions, see Note 12 to our 2007 Consolidated Financial Statements included in this joint proxy statement/prospectus for the year ended December 31, 2007.

(2)	Mr. Chan resigned as Chairman of the Board of Directors on July 18, 2007, Mr. Boyd resigned as Sr. V.P. & CFO on August 14, 2007 and Mr. Marsh was appointed VP & CFO effective August 15, 2007.

(3)	The $47,455 includes $47,306 of vacation accrual that was paid to Mr. Chan upon his termination as Chairman and $149 of the annual premiums paid by ESS under ESS’ group term life insurance policy and accidental death and dismemberment policy on behalf of Named Executive Officers.

(4)	Represents the annual premiums paid by ESS under ESS’ group term life insurance policy and accidental death and dismemberment policy on behalf of Named Executive Officers.

(5)	The $180,000 includes a $30,000 payment for staying with ESS until August 2007, and payment in full of his $150,000 MBO Target for 2007. The 2007 MBO Targets were $75,000 for filing ESS’ annual report on Form 10-K and an additional $75,000 for filing the annual report on Form 10-K in a timely manner.

(6)	The $40,311 represents $39,662 of vacation accrual that was paid to Mr. Boyd upon his termination as CFO and $649 of the annual premiums paid by ESS under ESS’ group term life insurance policy and accidental death and dismemberment policy on behalf of Named Executive Officers.

(7)	The $10,000 represents a percentage of Mr. Marsh’s salary while serving as corporate controller, pro-rated for the period prior to Mr. Marsh becoming chief financial officer in August 2007.

(8)	The $9,715 includes $9,490 of vacation pay paid when Mr. Marsh terminated employment on October 6, 2006 and $225 of annual premiums paid by ESS under ESS’ group term life insurance policy and accidental death and dismemberment policy.

Cash-Based Compensation

The Compensation Committee typically reviews and approves on an annual basis the target cash compensation for the Chief Executive Officer (the “CEO”) and for each of our other officers who are subject to Section 16 of the Securities Exchange Act of 1934. The Compensation Committee evaluates the base salary and target incentive bonus of executives on an annual basis but does not have a standard practice of providing increases in cash compensation to our executives each year.

The Compensation Committee did not hold its usual annual meeting regarding annual executive compensation in 2007 due to the board of directors’ ongoing consideration of strategic alternatives, and the related turn over in employees. The belief was that, in the event that the board of directors approved a strategic transaction with a third party, that party would evaluate the base salaries and target bonus incentive compensation, and approve the business objectives related to target bonus incentive compensation of our executive officers. Accordingly, there was no change to the structure of compensation from 2006 for our CEO. Our chief financial officer terminated employment in August 2007, and we hired our most recent controller to fill the resulting vacancy. Our other named executive officers from 2006 terminated employment with ESS.

Base Salary

Base salary is set with the goal of attracting executives and adequately compensating and rewarding them on a day-to-day basis for the time spent, the services they perform and the skills and experience they bring to ESS. Historically ESS has not increased the base salary of our executives during difficult business times.

Incentive Bonus Compensation

The Incentive Bonus Plan (the “Plan”) places a significant portion of an executive’s compensation at risk because participants must achieve certain performance thresholds to earn bonus incentive compensation under the Plan. In addition, the Plan increases bonus incentive awards when performance exceeds Plan objectives. Under the Plan, participants are eligible to earn cash bonus incentive compensation based upon the achievement of certain performance goals and objectives relating to ESS and each individual participant. The Compensation Committee sets certain annual performance goals and objectives for the Plan. Following the end of each year, the Compensation Committee determines the extent to which the performance goals and objectives were obtained. Based on this assessment, eligible participants in the Plan may earn a bonus incentive award in an amount equal to a percentage of such participant’s target bonus incentive compensation. In 2007, because ESS was going through a period of restructuring and internal reorganization, the Compensation Committee did not set performance targets based on the financial results of ESS for fiscal 2007. Instead, employees were rewarded for continuing the business of ESS with a reduced labor force through the challenges of changing the strategic focuses of the business.

Discretionary Bonuses

In addition to compensation under our Incentive Bonus Plan, the Compensation Committee may award special bonuses to executives based on a number of factors including extraordinary performance, market demands or other factors. In 2007, a year of strategic reorganization that included the departure of a number of employees, including the chief financial officer, discretionary bonuses were given for staying with ESS and for continuing its operations with a reduced number of employees.

Stock-Based Compensation

The Compensation Committee believes that equity awards are an essential component of executive compensation and closely aligns the interests of executives with the long-term interests of shareholders. Equity awards have been subject to vesting provisions to encourage executives to remain employed with ESS and to align their interests with the long-term interests of stockholders. The Compensation Committee may grant immediately vested equity awards to our executives in lieu of cash compensation or for other reasons. As of April 2007, the 1997 Equity Incentive Plan terminated. The 1995 Equity Incentive Plan terminated in 2005. As a result of the expiration of these plans, no new grants or awards may be made to Named Executive Officers. In addition to the two expired plans, ESS has its 2002 Non-Executive Stock Option Plan, or 2002 Plan. In August 2007, while controller of ESS, Mr. Marsh received an option grant under the 2002 Plan.

We do not currently have any equity or other security ownership policy that mandates ownership of certain amounts of our common stock by our executives. Under our insider trading policy, directors, officers or employees are not allowed to margin our securities, use our securities as collateral to purchase our securities or the securities of any other issuer, short sell our securities, either directly or indirectly, or trade in derivative securities related to the our securities.

Either the board of directors or the Compensation Committee may grant stock options to our executives. Our executives generally receive a stock option which has been approved by the Compensation Committee when they initially join ESS and may receive additional equity grants as part of a refresh grant upon promotion or for individual performance. The Compensation Committee has implemented certain general policies relating to grants of stock and other awards, which policies apply to our executives. Specifically, the Compensation Committee has determined that stock options shall be granted: (i) for grants of 20,000 shares or more for any employee including the Named Executive Officers, on the date the last member of the board of directors or Compensation Committee member approves in writing such grant; (ii) for grants below 20,000 and not for a Named Executive Officer, on the date the CEO approves in writing such grant; or (iii) on such other date established by the board of directors or Compensation Committee. Options grants or other equity awards to executive officers may be approved at a properly constituted meeting of the board of directors or the Compensation Committee or by the unanimous written consent of the directors or Compensation Committee members. Generally, to ensure the date of approval is certain our unanimous written consents are considered executed when the last required signature is received by the CFO by fax or hand delivery. All required documentation, including the list of recommended equity awards by recipient and the terms of the award, are sent to the board of directors, Compensation Committee or the CEO, as the case may be, prior to approval and signature. The Compensation Committee believes that this practice will ensure that the exercise price of the options or other awards are based on the fair market value of our common stock on the date of grant and that the approval process results in grants made on a planned grant date. We have not and do not plan in the future to coordinate the timing of the release of material non-public information for the purpose of affecting the value of executive compensation (including equity award grants).

The Compensation Committee determines the equity awards made to the Chief Executive Officer in light of executive compensation survey or review information for similarly sized companies, publicly available information on other companies, and the relative size of our other executive grants, taking into consideration relative responsibility, performance and anticipated future contribution to Company performance. The Compensation Committee receives recommendations from the Chief Executive Officer on the amount and terms of equity compensation to be awarded to other executives based on individual position, responsibilities, performance, compensation surveys, other publicly available information and the officer’s anticipated future performance, responsibilities and potential impact on Company results. The Compensation Committee takes these factors into account when approving such awards.

The Compensation Committee also reviews prior equity awards to each executive, including the number of shares that continue to be subject to vesting under prior option grants, in determining the size of option grants to each of the executives. Stock options are typically granted with an exercise price per share equal to the closing market price of our common stock on the date of grant. With the exception of Mr. Marsh, our current vice president and chief financial officer who was granted 150,000 stock options as controller during 2007, there have been no new option grants since 2005 to our executives.

Compensation for the Chief Executive Officer and Chairman of the Board of Directors

The Compensation Committee determines the Chief Executive Officer’s total compensation based on similar competitive compensation data as that used for other comparable executive officers at comparable companies, the Compensation Committee’s assessment of his past performance and the Compensation Committee’s expectations as to his future contributions to ESS. Mr. Blair’s base salary remained at $328,000 in 2007.

The Compensation Committee also determines the Chairman of the Board of Directors’ total compensation based on similar competitive compensation data as that used for other comparable executive officers at comparable companies, the committee’s assessment of his past performance and the committee’s expectations as to his future contributions to ESS. Mr. Chan’s base salary remained at $328,000 in 2007 until his resignation as Chairman on July 18, 2007. Mr. Chan did not receive any incentive bonus compensation or any equity incentive compensation during 2007.

Tax Considerations

Our board of directors has reviewed the impact of tax and accounting treatment on the various components of our executive compensation program and has determined that limitations on deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code, which generally limits the tax deductibility of compensation paid by a public company to its chief executive officer and other highly compensated executives to one million dollars per year in the year the compensation becomes taxable to executives. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements.

Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs, due in part to the large net operating loss carryforward already available to us for tax reporting purposes. We believe that achieving the compensation objectives discussed earlier is more important than the benefit of tax deductibility and our executive compensation programs may, from time to time, limit the tax deductibility of compensation.

Grants of Plan-Based Awards for 2007

The following table provides information on stock options, restricted stock and cash-based performance awards granted in fiscal year 2007 to each of our named executive officers. There can be no assurance that the Grant Date Fair Value of Stock and Option Awards will ever be realized. The portions of the amounts set forth under the “Grant Date Fair Value of Stock and Option Awards” column that were recognized as compensation expense during fiscal year 2007 are reported in the “Stock Awards” and “Option Awards” columns of the Summary Compensation Table. The unexercised portion of the option awards identified in the table below are also reported in the Outstanding Equity Awards at Fiscal Year End Table.

					All Other	All Other
					Stock	Option
					Awards:	Awards:	Exercise
					Number of	Number of	or Base	Grant Date
		Estimated Future Payouts Under			Shares of	Securities	Price of	Fair Value
		Non-Equity Incentive Plan Awards(1)			Stock or	Underlying	Option	of Stock
	Grant	Threshold	Target	Maximum	Units	Options	Awards	and Option
Name	Date/Plan	(#)	(#)	(#)	(#)	(#)	($/Share)	Awards(2)

01/16/2007
John Marsh	1997 Plan	—	—	—	—	40,000	$0.96	$4,509
	08/10/2007 2002 Plan	—	$40,000	—	—	110,000	$1.26	$5,929

(1)	Mr. Marsh was hired as Corporate Controller on January 15, 2007. His targeted annual MBO Bonus was set at $20,000. Upon his appointment as VP & CFO on August 15, 2007 his targeted annual MBO Bonus was increased to $40,000. The target bonus amounts do not include thresholds or maximums.

(2)	The value of a stock or option award is based on the fair value as of the grant date of such awards pursuant to SFAS 123(R). Please refer to Note 12, “Stock-Based Compensation,” in the Notes to Consolidated Financial Statements included in this proxy statement/prospectus for the relevant assumptions used to determine the compensation cost of our stock and option awards.

Option Exercises and Stock Vested for 2007

None of the named executive officers exercised any options in 2007. During 2007, the exercise price of all options held by the named executive officers, other than Mr. Marsh, exceeded the fair market value of the ESS stock.

Outstanding Equity Awards at Fiscal Year End for 2007

The following table sets forth certain information concerning unexercised options held by each of the Named Executive Officers as of December 31, 2007.

						Stock Awards
										Equity
									Equity	Incentive
	Option Awards								Incentive	Plan
				Equity					Plan	Awards:
				Incentive					Awards:	Market or
				Plan					Number of	Payout
				Awards:				Market	Unearned	Value of
	Number of	Number of		Number of			Number	Value of	Shares,	Unearned
	Securities	Securities		Securities			of Shares	Shares or	Units or	Shares,
	Underlying	Underlying		Underlying			or Units	Units of	Other	Units or
	Unexercised	Unexercised		Unexercised	Option		of Stock	Stock	Rights	Other
	Options	Options		Unearned	Exercise	Option	That Have	That Have	That Have	Rights That
	(#)	(#)		Options	Price	Expiration	not Vested	not Vested	not Vested	have
Name	Exercisable	Unexercisable		(#)	($)	Date	($)	($)	(#)	not Vested

Robert L. Blair	24,410	—	(1)	—	9.7800	7/8/2013	—	—	—	—
	375,590	—	(1)	—	9.7800	7/8/2013	—	—	—	—
	168,000	—	(1)	—	4.8750	1/3/2011	—	—	—	—
	16,000	—	(1)	—	4.1200	6/28/2015	—	—	—	—
	15,420	—	(1)	—	4.1200	6/28/2015	—	—	—	—
	144,580	—	(1)	—	4.1200	6/28/2015	—	—	—	—
	3,750	—	(1)	—	4.1200	6/28/2015	—	—	—	—
	154,666	—	(1)	—	4.1200	6/28/2015	—	—	—	—
	11,250	—	(1)	—	4.1200	6/28/2015	—	—	—	—
	1,000	—	(1)	—	4.1200	6/28/2015	—	—	—	—
John Marsh	9,167	30,833	(2)	—	0.9600	1/15/2017	—	—	—	—
	9,167	100,833	(3)	—	1.2600	8/9/2017	—	—	—	—

(1)	Options were fully vested as of December 31, 2007.

(2)	1/48th of the 40,000 shares vest monthly on the 16th day of each month commencing February 16, 2008 through January 16, 2011.

(3)	1/48th of the 110,000 shares vest monthly on the 10th day of each month commencing September 10, 2007 through August 10, 2011.

Potential Payments Upon Termination or Change in Control

Our board of directors has adopted forms of acceleration agreement for our non-employee directors and named executive officers. Under the acceleration agreement for non-employee directors, in the event of death or a change in control (each, an “Acceleration Event”), the vesting schedule for all unvested options that are outstanding as of the date of the Acceleration Event shall be immediately vested and exercisable in full. Additionally, if any benefit under an acceleration agreement would be subject to the excise tax under Code Section 4999, the non-employee director shall receive the greater of (as determined on an after-tax basis) the full amount of the benefits or such lesser amount that would result in no excise tax.

Under the acceleration agreement for named executive officers, in the event of an executive officer’s death or involuntary termination, including voluntary termination for a good reason, within two months before a change in control, all unvested options that are outstanding as of such change in control shall be immediately vested upon the effective date of such change in control and exercisable in full. Separately, in the event of a change in control, the vesting schedule for 50% of unvested options that are outstanding as of the date of the change in control shall be immediately vested and exercisable in full, with the remaining unvested options to accelerate upon an involuntary termination within 12 months after a change in control. Additionally, if any benefit under an acceleration agreement would be subject to the excise tax under Code Section 4999, the executive officer shall receive the greater of (as determined on an after-tax basis) the full amount of the benefits or such lesser amount that would result in no excise tax.

If an Acceleration Event had occurred on December 31, 2007 and the price per share was the closing market price as of that date ($1.33 per share), then no payments and benefits would be provided to the non-employee directors and named executive officers under either of the acceleration agreements described here because the applicable exercise prices for the options held by all non-employee directors and named executive officers exceeded that price per share. Of our current executives, only Mr. Blair’s stock options accelerate by their terms upon a change of control. Mr. Marsh did not enter into an acceleration agreement when he became vice president and chief financial officer. The value of such acceleration at December 31, 2007 would be equal to the excess, if any, of $1.33 over the applicable exercise price per share of Mr. Marsh’s options, or $10,450.12.

The cash-out merger with Imperium will result in the following payments to the named executive officers or the non-employee directors other than under the acceleration agreements described above:

	Potential Payments Upon Change-in-Control Termination
			Intrinsic Value of
	Cash	Benefit	Accelerated Equity Awards		280G Excise
Name	Severance	Continuation	Options(1)	Restricted Stock	Tax Gross Up	Total

Robert L. Blair	—	—	—	—	—	$0	(2)
John Marsh	—	—	$54,970	—	—	$54,970
Peter T. Mok	—	—	$4,538	—	—	$4,538
Alfred J. Stein	—	—	$4,538	—	—	$4,538
Bruce Alexander	—	—	$10,792	—	—	$10,792

(1)	Intrinsic value is based on the unvested options as of March 31, 2008 that would be accelerated at the closing of the merger and calculated on the difference between the $1.64 cash-out merger consideration per share and the exercise price of the accelerated option.

(2)	The exercise price of Mr. Blair’s options exceed the $1.64 cash-out merger consideration per share and these shares are fully vested

Other Potential Post-Employment Payments

Other than the payments under the change in control agreements as set forth above, the named executive officers and non-employee directors would not be entitled to any compensation upon a termination of employment.

AUDIT FEES

Fees Paid to PricewaterhouseCoopers LLP

The following table lists the aggregate fees paid for professional services rendered by PricewaterhouseCoopers LLP for all “Audit Fees,” and “Tax Fees,” for the last two fiscal years.

	Fiscal Year	Fiscal Year
	2007	2006

Audit Fees	$1,103,256	$1,326,995
Tax Fees	348,787	209,003
All Other Fees	2,320	2,320

Total	$1,454,363	$1,538,318

Audit Fees

The audit fees for the years ended December 31, 2007 and 2006, respectively, were for professional services rendered for the audit of our annual financial statements for the fiscal years 2007 and 2006, and for reviews of the financial statements included in our quarterly reports on Form 10-Q for the first three quarters of the fiscal years 2007 and 2006. Due to our market capitalization for fiscal year 2007, we qualified as a non-accelerated filer. As a non-accelerated filer, the independent registered public accounting firm did not render an opinion of the internal control over financial reporting and no related audit fees were charged. However, for fiscal year 2006 the audit fees included the audit of management’s report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Tax Fees

The tax fees for the years ended December 31, 2007 and 2006, respectively, were for tax compliance/preparation and other tax services. Tax compliance/preparation consists of fees billed for assistance in the preparation of ESS’ international, U.S. federal, state and local tax returns, tax audits and appeals, and transfer pricing documentation. Other tax services consist of tax advice related to mergers and acquisitions and restructuring of foreign corporations.

All Other Fees

All other fees for the years ended December 31, 2007 and 2006, respectively, were for subscription fees for the GAAP and GAAS rule related updates.

The Audit Committee of the board of directors has considered whether the provision by PricewaterhouseCoopers LLP of the non-audit services listed above is compatible with maintaining PricewaterhouseCoopers LLP’s independence. The Audit Committee has determined that the provision of the non-audit services by PricewaterhouseCoopers LLP is compatible with maintaining PricewaterhouseCoopers LLP’s independence.

Policy on Audit Committee Pre-Approval and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm consistent with applicable SEC rules. In general, the policy provides that (1) the pre-approval request must be detailed as to the particular services to be provided, (2) the Audit Committee must be informed about each service, and (3) the pre-approval may not result in a delegation of the Audit Committee’s responsibilities to the management of ESS. Pre-approval is generally provided for up to one year. The independent registered public accounting firm is prohibited from performing SEC prohibited non-audit services, including any management functions. Under the policy, prior to the engagement of the independent registered public accounting firm for the next year’s audit, management and the independent registered public accounting firm jointly submit a breakdown of services expected to be rendered during that year for each of the three categories of services described above, as well as the anticipated fees for such services, to the Audit Committee for approval. Prior to engagement, the Audit Committee pre-approves these services and fees. The fees are budgeted and the Audit Committee receives periodic reports from management and the independent registered public accounting firm on actual fees versus the budget by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm. The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated is required to report, for informational purposes, any pre-approval decisions to the Audit Committee at its next regularly scheduled meeting.

AUDIT COMMITTEE REPORT

In 2000, the board of directors adopted a written charter for the Audit Committee under which the Audit Committee performs its functions and responsibilities. This charter has been amended and restated from time to time in light of the Sarbanes-Oxley Act of 2002 and new SEC and NASDAQ Market rules. The Audit Committee reviews and reassesses the adequacy of this charter at least once per year and makes recommendations to the board of directors regarding changes or amendments the Audit Committee deems appropriate.

Each of the Audit Committee members satisfies the definition of independent director in accordance with applicable SEC and NASDAQ Market rules. In addition, the board of directors has determined that each Audit Committee member qualifies as an audit committee financial expert as defined by SEC rules. The Audit Committee met eight times during fiscal year 2007.

The Audit Committee has reviewed and discussed our audited financial statements, together and separately, with the independent registered public accounting firm and with management, which has primary responsibility for the financial statements. The Audit Committee has also reviewed the interim financial information contained in each quarterly earnings announcement with management and ESS’ independent registered public accounting firm prior to the public release of such earnings announcement.

The Audit Committee has discussed with ESS’ independent registered public accounting firm the adequacy of our internal control system, financial reporting procedures and other matters that are required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees). Our independent registered public accounting firm have provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee has discussed with the independent registered public accounting firm the independent registered public accounting firm’s independence.

The Audit Committee has reviewed the general scope of our annual audit and fees charged by the independent registered public accounting firm, has reviewed and approved the fees for and monitored the performance of non-audit services by our independent registered public accounting firm and has reviewed the fairness of any proposed transactions between any officer, director or other affiliate of ESS and ESS. The Audit Committee concluded that PricewaterhouseCoopers LLP’s provision of non-audit services to ESS is compatible with PricewaterhouseCoopers LLP’s independence.

Based on its reviews of ESS’ 2007 audited financial statements and the various discussions noted above, the Audit Committee recommended to the board of directors that ESS’ 2007 audited financial statements be included in the our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2008.

AUDIT COMMITTEE

Peter T. Mok, Chairman
Alfred J. Stein

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained within this joint proxy statement/prospectus with management and, based on such review and discussions with management, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this joint proxy statement/prospectus and incorporated into our Annual Report on Form 10-K for the year ended December 31, 2007.

COMPENSATION COMMITTEE

Peter T. Mok
Alfred J. Stein, Chairman

The compensation committee report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of ESS under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Compensation Committee consists of Mr. Alfred J. Stein (Chairman) and Mr. Peter Mok. None of the persons who served as members of our Compensation Committee during 2007 was, is currently or has been, at any time since our formation, one of our officers or employees. During 2007, no executive officer served as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or our Compensation Committee. None of the persons who served as members of our Compensation Committee during 2007 currently has or has had any relationship or transaction with a related person requiring disclosure pursuant to Item 404 of Regulation S-K.

PERFORMANCE GRAPH

The following graph shows a comparison of the five-year cumulative total return for ESS’ common stock, NASDAQ Stock Market (US) Index and RDG Technology Composite Index (a published industry index). The graph assumes the investment of $100 in our common stock and in each of the indexes on December 31, 2002, and reinvestment of all dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among ESS Technology, Inc., The NASDAQ Composite Index
And The RDG Technology Composite Index

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

The performance graph is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of ESS under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

Review, Approval or Ratification of Related Person Transactions

Under SEC rules, a related person is a director, nominee for director, executive officer, or more than five percent ESS shareholder since the beginning of the last fiscal year and their immediate family members. Such transactions may include employment or consulting relationships with a related person or contracts under which we receive goods or services from (or provide goods and services to) a related person or a company for which the related person is an employee or otherwise affiliated.

Our audit committee charter requires that the audit committee apply our “related person” transaction policy and procedures designed to identify related party transactions that are material to our consolidated financial statements or otherwise require disclosure under applicable laws and rules adopted by the SEC. Our audit committee reviews and approves all related party transactions other than compensation transactions. Generally for a transaction to be approved, the audit committee must be informed or have knowledge of (i) the related person’s relationship to ESS and interest in the transaction; (ii) the material facts of the proposed transaction, including a description of the nature and potential aggregate value of the possible transaction; (iii) the benefits, if any, to ESS of the proposed transaction; (iv) if applicable, the availability of other sources of comparable products or services; and (v) an assessment of whether the proposed transaction or situation is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

Transactions with Related Persons

ESS has entered into indemnification agreements with our directors and certain officers for the indemnification of and advancement of expenses to these persons to the fullest extent permitted by law. We also intend to enter into these agreements with our future directors and certain future officers.

Pursuant to our articles of incorporation, bylaws and our indemnification agreements with our officers and directors, we are obligated to indemnify and advance expenses of our officers and directors under certain circumstances to the fullest extent permitted by California law. After we revised our revenues and earnings guidance for the third quarter of 2002 on September 12, 2002, several holders of our common stock, purporting to represent the corporation, brought derivative suits against us as a nominal defendant and certain of our officers and directors. Class action lawsuits were also brought against us. See “Business and Properties of the Company-Legal Proceedings.” In connection with these actions, during 2007, we paid an aggregate of $731,537 for joint expenses, as to which there has been no allocation of expenses among defendants.

Except as set forth above, in fiscal year 2007, we have not been a party to any transaction exceeding $120,000 in value with any of our directors, nominees for election as a director, executive officers, holders of more than 5% of our common stock or any member of the immediate family of any such persons, other than normal compensation arrangements that are described under the “Executive Compensation” section of this joint proxy statement/prospectus.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Exchange Act requires our directors and officers, and persons who own more than 10% of our common stock to file initial reports of ownership and reports of changes in ownership with the SEC and the NASDAQ. Such persons are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file.

Based solely on its review of the copies of such forms furnished to us and written representations from the executive officers and directors, we believe that all Section 16(a) filing requirements for the year ended December 31, 2007 were satisfied on a timely basis.

DEADLINE FOR RECEIPT OF SHAREHOLDER PROPOSALS

In the event that the mergers are not consummated, shareholders may submit proposals to be included in our proxy materials on matters appropriate for shareholder action at subsequent annual meetings of our shareholders. For inclusion in our proxy materials, a shareholder proposal must be received by ESS no later than 120 days prior to the anniversary of the date of the prior year’s proxy statement, in accordance with Rule 14a-8 promulgated under the Exchange Act. If a shareholder wishes to present a proposal at our annual meeting and the proposal is not intended to be included in our proxy materials, the shareholder must submit such proposals in writing to ESS not later than 45 days prior to the first anniversary of the mailing of the prior year’s proxy statement, consistent with Rule 14a-4 under the Exchange Act.

In order for ESS to receive notice by the shareholder a reasonable time before it mails its proxy materials, any shareholder who intends to present a proposal to be included in the proxy materials for the annual meeting in 2009 must deliver a written copy of the proposal to ESS’ principal executive offices no later than the close of business on          , 2009. For submission of shareholder proposals for discretionary voting (not intended to be included in our proxy materials), a shareholder must give notice of such a proposal no later than the close of business on          , 2009, referred to as the discretionary vote deadline. If a shareholder gives notice of such a proposal after the discretionary vote deadline our proxy holders will be allowed to use their discretionary voting authority to vote against the shareholder proposal when and if the proposal is raised at our 2009 annual meeting of shareholders.

OTHER BUSINESS

The board of directors does not presently intend to bring any other business before the annual meeting, and, so far as is known to the board of directors, no matters are to be brought before the annual meeting except as specified in this joint proxy statement/prospectus. As to any business that may properly come before the annual meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain federal income tax consequences of the mergers will be passed upon for ESS and Echo by Orrick, Herrington & Sutcliffe LLP. Peter Cohn, a partner of Orrick, Herrington & Sutcliffe LLP, is the Secretary of ESS.

EXPERTS

The financial statements as of December 31, 2007 and December 31, 2006 and for each of the three years in the period ended December 31, 2007 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Echo has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the ESS Delaware common stock to be issued to ESS shareholders in the reincorporation merger. This joint proxy statement/prospectus constitutes the prospectus of ESS Delaware filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth below.

In addition, ESS files annual, quarterly and current reports, proxy and information statements and other information with the SEC under the Exchange Act. Copies of these reports, proxy statements and other information may be inspected and copied at the Public Reference Room maintained by the SEC at:

100 F Street, N.E.
Washington, D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a Website that contains reports, proxy statements and other information regarding ESS. The address of the SEC web site is http://www.sec.gov.

You may also obtain these documents from ESS’ website, http://www.esstech.com, or by requesting them in writing or by telephone from ESS at the following addresses:

ESS Technology, Inc.
48401 Fremont Boulevard
Fremont, CA 94538
Attn: Investor Relations
Tel: (510) 492-1088

ESS shareholders should contact Investor Relations at the address or telephone number listed above with any questions about the mergers.

This joint proxy statement/prospectus incorporates documents by reference which are not presented in or delivered with this joint proxy statement/prospectus. You should rely only on the information contained in this joint proxy statement/prospectus and in the documents that we have incorporated by reference into this joint proxy statement/prospectus. No one has authorized anyone to provide you with information that is different from or in addition to the information contained in this joint proxy statement/prospectus and incorporated by reference into this joint proxy statement/prospectus.

In addition, all documents filed by ESS pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of the annual meeting are deemed to be incorporated by reference into, and to be a part of, this joint proxy statement/prospectus from the date of filing of those documents.

Any statement contained in this joint proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

ESS has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus about ESS, and Imperium has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus about Imperium.

The following documents, which were filed by ESS with the SEC, are incorporated by reference into this joint proxy statement/prospectus, except to the extent of information which was furnished rather than filed by ESS, all such furnished information specifically not being incorporated by reference herein:

•	ESS’ annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008;

•	ESS’ current report on Form 8-K filed with the SEC on January 9, 2008;

•	ESS’ current report on Form 8-K filed with the SEC on February 22, 2008;

•	ESS’ current report on Form 8-K filed with the SEC on March 31, 2008; and

•	ESS’ current report on Form 8-K filed with the SEC on April 8, 2008.

Information on ESS’ Web Site

Information on any ESS Internet web site is not part of this document and you should not rely on that information in voting for directors or in deciding whether to approve the reincorporation merger or Merger, unless that information is also in this joint proxy statement/prospectus or in a document that is incorporated by reference in this joint proxy statement/prospectus.

Information on Imperium’s Web Site

Information on any Imperium Internet web site is not part of this document and you should not rely on that information in voting for directors or in deciding whether to approve the reincorporation merger or Merger, unless that information is also in this joint proxy statement/prospectus or in a document that is incorporated by reference in this joint proxy statement/prospectus.

THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN OR INCORPORATED INTO THIS JOINT PROXY STATEMENT/PROSPECTUS BY REFERENCE OR IN THE AFFAIRS OF ESS TECHNOLOGY, INC. SINCE THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS.

Statements and Supplementary Data

The following documents are filed as part of this Report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of ESS Technology, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing on page F-1 under (1) present fairly, in all material respects, the financial position of ESS Technology, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing on page F-1 under (3) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

/s/  PricewaterhouseCoopers LLP

San Jose, California
March 31, 2008

1.	Financial Statements:

ESS TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
	(In thousands)

ASSETS
Cash and cash equivalents	$43,110	$33,731
Short-term investments	6,837	10,264
Accounts receivable, net	5,403	9,189
Other receivables	482	1,154
Inventory	7,210	8,278
Prepaid expenses and other assets	823	1,764

Total current assets	63,865	64,380
Property, plant and equipment, net	12,609	16,996
Non-current deferred tax asset	5,874	—
Other assets	9,025	9,052

Total assets	$91,373	$90,428

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$7,928	$20,404
Income tax payable and deferred income taxes	19	23,001

Total current liabilities	7,947	43,405
Non-current income tax liabilities	35,661	—

Total liabilities	43,608	43,405

Commitments and contingencies (Note 15)
Shareholders’ equity:
Preferred stock, no par value, 10,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value, 100,000 shares authorized; 35,545 and 35,508 shares issued and outstanding at December 31, 2007 and 2006, respectively	176,459	175,528
Accumulated other comprehensive income	845	86
Accumulated deficit	(129,539)	(128,591)

Total shareholders’ equity	47,765	47,023

Total liabilities and shareholders’ equity	$91,373	$90,428

The accompanying notes are an integral part of these consolidated financial statements.

ESS TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2006	2005
	(In thousands, except per share data)

Net revenues:
Product	$67,393	$97,797	$161,921
License and royalty	938	2,668	20,000

Total net revenues	68,331	100,465	181,921
Cost of product revenues	42,597	97,640	169,312

Gross profit	25,734	2,825	12,609
Operating expenses:
Research and development	12,550	36,044	33,983
Selling, general and administrative	18,211	27,566	34,973
Impairment of goodwill and intangible assets	—	—	42,743
Impairment of property, plant and equipment	859	—	—
Gain on sale of technology and tangible assets	(10,481)	—	—

Operating income (loss)	4,595	(60,785)	(99,090)
Non-operating income (loss), net	1,663	(652)	1,316

Income (loss) before income taxes	6,258	(61,437)	(97,774)
Provision for (benefit from) income taxes	3,136	(17,343)	1,779

Net income (loss)	$3,122	$(44,094)	$(99,553)

Net income (loss) per share — basic	$0.09	$(1.14)	$(2.50)

Net income (loss) per share — diluted	$0.09	$(1.14)	$(2.50)

Shares used in per share calculation:
Basic	35,525	38,723	39,781

Diluted	35,527	38,723	39,781

The accompanying notes are an integral part of these consolidated financial statements.

ESS TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Accumulated
			Other	Retained
			Comprehensive	Earnings	Total	Total
	Common Stock		Income	(Accumulated	Shareholders’	Comprehensive
	Shares	Amount	(Loss)	Deficit)	Equity	Income (Loss)
	(In thousands)

Balance at December 31, 2004	39,681	178,030	(174)	15,056	192,912
Issuance of common stock upon exercise of options	52	203	—	—	203
Issuance of common stock for employee stock purchase plan	160	457	—	—	457
Repurchase of common stock	(329)	(1,165)	—	—	(1,165)
Stock-based compensation expense	—	20	—	—	20
Unrealized gain on marketable securities, net of tax	—	—	460	—	460	$460
Net loss	—	—	—	(99,553)	(99,553)	(99,553)

Total comprehensive loss	—	—	—	—	—	$(99,093)

Balance at December 31, 2005	39,564	177,545	286	(84,497)	93,334
Issuance of common stock upon exercise of options	6	17	—	—	17
Issuance of common stock for employee stock purchase plan	123	227	—	—	227
Repurchase of common stock	(4,185)	(5,852)	—	—	(5,852)
Stock-based compensation expense	—	3,591	—	—	3,591
Unrealized loss on marketable securities, net of tax	—	—	(200)	—	(200)	$(200)
Net loss	—	—	—	(44,094)	(44,094)	(44,094)

Total comprehensive loss	—	—	—	—	—	$(44,294)

Balance at December 31, 2006	35,508	$175,528	$86	$(128,591)	$47,023
Issuance of common stock for employee stock purchase plan	37	30	—	—	30
Stock-based compensation expense	—	901	—	—	901
FIN 48 income tax adjustment	—	—	—	(4,070)	(4,070)
Unrealized gain on marketable securities, net of tax	—	—	759	—	759	$759
Net income	—	—	—	3,122	3,122	3,122

Total comprehensive income	—	—	—	—	—	$3,881

Balance at December 31, 2007	35,545	$176,459	$845	$(129,539)	$47,765

The accompanying notes are an integral part of these consolidated financial statements.

ESS TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006	2005
	(In thousands)

Cash flows from operating activities:
Net income (loss)	$3,122	$(44,094)	$(99,553)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	3,567	5,981	6,022
Amortization	—	795	4,321
Write-down of goodwill and intangible assets	—	—	42,743
(Gain) on sale of technology and tangible assets	(10,481)	—	—
Impairment of property plant and equipment	859	—	—
(Gain) loss on sale of property, plant and equipment	192	(234)	(628)
Write-down of equity investments	643	3,534	1,316
Stock-based compensation	901	3,591	20
Changes in assets and liabilities:
Accounts receivables, net	3,786	5,801	6,104
Other receivables	672	4,641	(5,433)
Inventory, net	1,068	4,199	33,192
Prepaid expenses and other assets	960	2,527	(453)
Accounts payable and accrued expenses	(12,476)	(15,512)	(14,730)
Income tax payable and deferred income taxes	2,728	(19,397)	2,103

Net cash used in operating activities	(4,459)	(48,168)	(24,976)

Cash flows from investing activities:
Purchase of property, plant and equipment	(611)	(1,854)	(4,708)
Sale of property, plant and equipment	109	244	1,190
Purchase of short-term investments	(4,791)	(14,420)	(44,135)
Maturities and Sales of short-term investments	8,250	35,365	98,573
Purchase of long-term investments	(500)	—	(282)
Purchase of other assets	—	(458)	—
Sale of technology and tangible assets	11,351	—	—
Refund of acquisition consideration under escrow	—	—	1,946

Net cash provided by investing activities	13,808	18,877	52,584

Cash flows from financing activities:
Repurchase of common stock	—	(5,852)	(1,165)
Issuance of common stock under employee stock purchase plan and stock option plans	30	244	660

Net cash provided by (used in) financing activities	30	(5,608)	(505)

Net increase (decrease) in cash and cash equivalents	9,379	(34,899)	27,103
Cash and cash equivalents at beginning of year	33,731	68,630	41,527

Cash and cash equivalents at end of year	$43,110	$33,731	$68,630

Supplemental disclosure of cash flow information
Cash paid for income taxes	$440	$2,363	$—
Cash refund for income taxes	$10	$698	$491

The accompanying notes are an integral part of these consolidated financial statements.

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Nature of Business

We were incorporated in California in 1984 and became a public company in 1995. We have historically operated in two primary business segments, Video and Digital Imaging, both in the semiconductor industry and serving the consumer electronics and digital media marketplace.

In our Video business, we design, develop and market highly integrated analog and digital processor chips and digital amplifiers. Our digital processor chips drive digital video and audio devices, including DVD players, Video CD (“VCD”) players, consumer digital audio players and digital media players. We continue to sell certain legacy products we have in inventory including chips for use in recordable DVD players, modems, other communication devices and PC audio products. On September 18, 2006 we announced an ongoing strategic review of our operations and business plan. In connection with this strategic review, on November 3, 2006, we licensed to Hangzhou Silan Microelectronics Co., Ltd. (“Silan”) the development, manufacture and sale of our next generation standard definition DVD chips, the Phoenix II and LMX II, and also granted Silan a non-exclusive license for our standard definition DVD technology. Silan has recently notified us, however, that it does not intend to proceed with the development, manufacture and sale of any of the chips or technology we licensed to Silan and we have sent Silan a notice to cure this breach of our agreements. On February 16, 2007, we sold to Silicon Integrated Systems Corporation and its affiliates (“SiS”) our tangible and intangible assets relating to the development of high definition DVD chips based on next generation blue laser technology. Also, in connection with this restructuring strategy, during the first quarter of 2007 we substantially terminated the production and sale of our camera phone image sensors, which were the only remaining products of our Digital Imaging segment. We plan to license our image sensor patents in exchange for royalties, but we will no longer sell imaging sensor semiconductor chips. We continue to design, develop and market highly integrated analog and digital processor chips and digital amplifiers, including chips for standard definition DVD players primarily for the Korean market, and chips for digital audio players and digital media players for all markets. We are now concentrating on our standard definition DVD chip business and evaluating opportunities to develop profitable operations.

Our strategy is to focus on the design and development of our chip products while outsourcing all of our chip fabrication, assembly, and test operations. All of our products are manufactured, assembled and tested by independent third parties primarily in Asia. We market our products worldwide through our direct sales force, distributors and sales representatives. Substantially all of our sales are to distributors, direct customers and end-customers in China, Hong Kong, Taiwan, Japan, Korea, Indonesia and Singapore. We employ sales and support personnel located outside of the United States in China, Hong Kong, Taiwan and Korea to support these international sales efforts. We expect that international sales will continue to represent a significant portion of our net revenues. We also have a number of employees engaged in research and development efforts outside of the United States. There are special risks associated with conducting business outside of the United States.

On February 21, 2008, ESS Technology, Inc., a California corporation (“ESS California”), Echo Technology (Delaware), Inc., a Delaware corporation and a wholly owned subsidiary of ESS California (“Delaware Merger Subsidiary”), Semiconductor Holding Corporation, a Delaware corporation and wholly owned subsidiary of Imperium Master Fund, Ltd. (“Parent”), and Echo Mergerco, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) ESS California will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, merge with and into Delaware Merger Subsidiary (the “Reincorporation Merger”), the separate corporate existence of ESS California shall cease and Delaware Merger Subsidiary shall be the successor or surviving corporation of the merger (“ESS Delaware”), and (ii) following the Reincorporation Merger, Merger Subsidiary will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the consummation of the Reincorporation Merger, merge with and into ESS Delaware (the “Merger”), the separate corporate existence of Merger Subsidiary shall cease and ESS Delaware shall be the successor or surviving corporation of the merger and wholly owned subsidiary of the Parent.

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Upon the consummation of the Reincorporation Merger, ESS California will become a Delaware corporation, each share of ESS California common stock will be converted into one share of ESS Delaware common stock and each option to acquire ESS California common stock granted pursuant to ESS California’s stock plans and outstanding immediately prior to the consummation of the Reincorporation Merger, whether vested or unvested, exercisable or unexercisable, will be automatically converted into the right to receive an option to acquire one share of ESS Delaware common stock for each share of ESS California common stock subject to such option, on the same terms and conditions applicable to the option to purchase ESS California common stock (each, an “ESS Delaware Option”).

Upon the consummation of the Merger, (i) ESS Delaware will become a wholly owned subsidiary of Parent and (ii) each share of ESS Delaware common stock will be converted into the right to receive $1.64 in cash, unless the stockholder properly exercises appraisal rights. In addition, each ESS Delaware Option, whether vested or unvested, exercisable or unexercisable, will be converted into the right to receive an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of ESS Delaware common stock subject to such ESS Delaware Option and (y) the excess, if any, of the Merger Consideration less the exercise price per share of ESS Delaware common stock subject to such ESS Delaware Option, after which it shall be cancelled and extinguished.

The parties to the Merger Agreement intend to consummate the Merger as soon as practicable after the Reincorporation Merger and ESS California will not consummate the Reincorporation Merger unless the parties are in a position to consummate the Merger. ESS California and Delaware Merger Subsidiary have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including covenants regarding operation of the business of ESS California and its subsidiaries, including Delaware Merger Subsidiary, prior to the closing and covenants prohibiting ESS California from soliciting, or providing information or entering into discussions regarding, proposals relating to alternative business combination transactions, except in limited circumstances to permit the board of directors of ESS California to comply with its fiduciary duties under applicable law.

The transactions contemplated by the Merger Agreement are subject to ESS California shareholder approval, delivery of ESS California’s audited financial statements for the year ended December 31, 2007 and other customary closing conditions. The Merger Agreement contains certain termination rights for both ESS California and Parent and further provides that, upon termination of the Merger Agreement under certain circumstances, ESS California may be obligated to pay Parent a termination fee of $1,981,000 plus reimbursement of Parent’s and its affiliates’ reasonable expenses incurred in connection with the transactions contemplated by the Merger Agreement up to, but not in excess of, $500,000.

Note 2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Sates of America.

The consolidated financial statements include the accounts of ESS Technology, Inc. and all of its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Certain reclassifications have been made to the consolidated financial statements in order to conform with current year presentation. These reclassifications had no impact on previously reported results of operations, operating cash flows or working capital.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Foreign Currency Translation

Our subsidiaries primarily use the U.S. dollar as their functional currency. Accordingly, assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, except for non-monetary assets that are translated using historical exchange rates. Revenues and costs are translated using average exchange rates for the period, except for costs related to those balance sheet items that are translated using historical exchange rates. The resulting transaction gains and losses are recorded as non-operating income (loss), net in the Consolidated Statement of Operations as incurred and were $0.3 million, $0.2 million and $(0.1) million for the years ended December 31, 2007, 2006 and 2005, respectively.

Cash, Cash Equivalents, and Short-Term Investments

We consider all highly liquid investments with a maturity of 90 days or less at the time of purchase to be cash equivalents and investments with maturity dates of greater than 90 days at the time of purchase to be short-term investments.

Short-term investments are primarily comprised of debt instruments and marketable securities. Short-term investments are accounted for as available-for-sale and are reported at fair value with unrealized gains and losses, net of related tax, recorded as accumulated other comprehensive income in shareholders’ equity until realized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Gains and losses on securities sold are based on the specific identification method and are included in our Consolidated Statement of Operations as non-operating income (loss), net.

Fair Value of Financial Instruments

The reported amounts of certain of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short maturities.

Inventory

Our inventory is comprised of raw materials, work-in-process and finished goods, all of which are manufactured by third-party contractors. Inventory is valued at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. We reduce the carrying value of inventory for estimated slow-moving, excess, obsolete, damaged or otherwise unmarketable products by an amount based on forecasts of future demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are generally computed using the straight-line method over the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable.

Building and building improvements	7-30 years
Machinery and equipment	3-5 years
Furniture and fixtures	3-5 years

Repairs and maintenance costs are expensed as incurred, and improvements are capitalized.

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equity Investments

Equity investments, representing ownership of less than 20% of the investee in which we do not have the ability to exert significant influence, are accounted for using the cost method. The Company reviews its investments on a regular basis and considers factors including the operating results, available evidence of the market value and economic outlook of the relevant industry sector. When the Company concludes that an other-than-temporary impairment has resulted, the difference between the fair value and the carrying value is written off and recorded as an impairment charge in the statement of operations.

Impairment of Long-Lived Assets

We review long-lived assets and certain identifiable intangibles assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate any possible impairment of long-lived assets and certain intangible assets using estimates of undiscounted future cash flows. If an impairment loss is to be recognized, it is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Management evaluates the fair value of its long-lived assets and certain intangibles assets using primarily the estimated discounted future cash flows method. Management uses other alternative valuation techniques whenever the estimated discounted future cash flows method is not appropriate.

Revenue Recognition

Revenue is primarily generated by product sales and is recognized at the time of shipment when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection of the resulting receivable is reasonably assured, except for products sold to certain distributors with certain rights of return for unsold products and rights to pricing adjustments, in which case, revenue is deferred until such a distributor resells the products to a third party. Such deferred revenue related to distributor sales, net of deferred cost of goods sold are recorded as deferred margin included in accrued expenses on our balance sheets. License and royalty revenue is recognized as the services provided have been completed, or based on the units sold and reported to us by the third party licensee provided collection of the resulting receivable is reasonably assured.

We provide for rebates based on current contractual terms and future returns based on historical experiences at the time revenue is recognized as reductions to product revenue. Actual amounts may be different from management’s estimates. Such differences, if any, are recorded in the period they become known.

Research and Development Costs

We expense research and development costs as incurred.

Income Taxes

We account for income taxes under an asset and liability approach that requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of timing differences between the carrying amounts and the tax bases of assets and liabilities. U.S. deferred income taxes are not provided on un-remitted earnings of our foreign subsidiaries as such earnings are considered permanently invested. Assumptions underlying recognition of deferred tax assets and non-recognition of U.S. income tax on un-remitted earnings can change if our business plan is not achieved or if Congress adopts changes in the Internal Revenue Code of 1986, as amended.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109, Accounting for Income Taxes, and requires additional disclosures about uncertain tax positions. Under FIN 48 the financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement.

Net Income(Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is calculated using the weighted average number of outstanding shares of common stock plus potential dilutive shares. Potential dilutive shares consist of stock options using the treasury stock method based on the average stock price for the period. The calculation of diluted net income (loss) per share excludes potential dilutive shares if the effect is anti-dilutive.

Stock-Based Compensation

Effective January 1, 2006, the Company began accounting for share-based compensation under the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments,” (“SFAS No. 123(R)”), which requires the recognition of the fair value of share-based compensation. Under the fair value recognition provisions for SFAS No. 123(R), share-based compensation is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. We have used the Black-Scholes valuation model to estimate fair value of share-based awards, which requires various assumptions including estimating stock price volatility, forfeiture rates and expected life. We elected to adopt the modified prospective application transition method as provided by SFAS No. 123(R).

The Company has elected to use the “with and without” approach as described in EITF Topic No. D-32 in determining the order in which tax attributes are utilized. As a result, the Company will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to not account for the indirect effects of stock-based awards on other tax attributes, such as the research tax credit, through the income statement.

Warranty

We provide standard warranty coverage for twelve months. We account for the general warranty cost as a charge to cost of product revenues when revenue is recognized. The estimated warranty cost is based on historical product performance and field expenses. In addition to the general warranty reserves, we also provide specific warranty reserves for certain parts if there are potential warranty issues. The following table shows the details of the product warranty accrual.

	Year-Ended December 31,
	2007	2006	2005
	(In thousands)

Beginning balance	$254	$506	$324
Accrual for warranty during the year	(87)	47	406
Settlements made during the year	(7)	(299)	(224)

Ending balance	$160	$254	$506

Risks and Uncertainties

The semiconductor industry in which we operate is characterized by rapid technological advances, changes in customer requirements and evolving industry standards. Our failure to anticipate or respond to such advances and changes could have a material adverse effect on our business and operating results.

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentration of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash equivalents, short-term investments, and accounts receivable. By policy, we place our investments, other than U.S. Government Treasury instruments, only with financial institutions meeting our investment guidelines. The composition and maturities of our cash equivalents and investments are regularly monitored by management.

For a discussion of significant customers and distributors, see Note 13, “Business Segment Information and Concentration of Certain Risks.”

A substantial portion of our net revenues has been derived from sales to a small number of customers. Sales to our top five end-customers accounted for approximately 66% of our net revenues in 2007 compared to 55% of our net revenues in 2006. See Note 13, “Business Segment Information and Concentration of Certain Risks.”

We believe that the concentration of credit risk on accounts receivable is substantially mitigated by our evaluation process and relatively short collection terms. We perform ongoing credit evaluations of our customers’ financial condition and limit the amount of credit extended as necessary but generally require no collateral. We maintain an allowance for potential credit losses. In estimating the allowance, we take into consideration the overall quality and aging of the receivable portfolio and specifically identified customer risks. Through December 31, 2007 credit losses have been within our expectations.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standard Board (“FASB”) issued statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (FSP 157-1) and FSP 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for us beginning in the first quarter of fiscal 2008. We are currently evaluating the requirements of SFAS No. 157 and have not yet determined the impact on our consolidated financial statements.

In February 2007, the FASB issued statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for us beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We are currently evaluating the impact that SFAS No. 159 may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141(R)). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development (IPR&D) is capitalized as an intangible asset and amortized

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

over its estimated useful life. The adoption of SFAS No. 141(R) will change our accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (SFAS No. 160). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective for us on a prospective basis for business combinations with an acquisition date beginning in the first quarter of fiscal year 2009. As of December 29, 2007, we did not have any minority interests. The adoption of SFAS No. 160 is not expected to impact our consolidated financial statements.

Note 3.	Balance Sheet Components

	December 31,
	2007	2006
	(In thousands)

Accounts receivable, net:
Accounts receivable	$5,526	$9,465
Less: Allowance for doubtful accounts	(123)	(276)

	$5,403	$9,189

Other receivables:
Insurance	$362	$966
Other	120	188

	$482	$1,154

Inventories:
Raw materials	$1,531	$1,210
Work-in-process	957	758
Finished goods	4,722	6,310

	$7,210	$8,278

During the years ended December 31, 2007, 2006 and 2005, we recognized approximately $6.2 million, $6.2 million and $5.2 million, respectively, of net revenue on products for which the inventory costs were fully reserved in a prior year. Further, during the years ended December 31, 2007, 2006 and 2005, we provided new or increased inventory reserves of approximately $1.3 million, $14.6 million and $7.5 million, respectively, on other unsold products in inventory. As of December 31, 2006, we had accrued approximately $3.1 million as non-cancelable, adverse purchase order commitments. Of this amount, $1.5 million was released to cost of product revenues in 2007 when it was determined that payment would not be required.

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prepaid expenses and other assets:
Prepaid insurance	$419	$527
Prepaid maintenance	215	327
Prepaid royalty	84	713
Other	105	197

	$823	$1,764

Property, plant and equipment, net:
Land	$2,860	$2,860
Building and building improvements	23,865	24,679
Machinery and equipment	35,341	37,260
Furniture and fixtures	20,661	23,607

	82,727	88,406
Less: Accumulated depreciation and amortization	(70,118)	(71,410)

	$12,609	$16,996

Long-term other assets:
Investments — Best Elite (Note 5)	$6,857	$7,000
Investments — Marketable securities	2,071	1,344
Other	97	708

	$9,025	$9,052

Accounts payable and accrued expenses:
Accounts payable	$3,194	$6,167
Accrued compensation costs	2,272	6,057
Accrued commission and royalties	282	281
Deferred revenue related to distributor sales, net of deferred cost of goods sold	250	216
Non-cancelable, adverse purchase order commitments	39	3,077
Deposit from SiS	—	1,500
Other accrued liabilities	1,891	3,106

	$7,928	$20,404

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4.	Marketable Securities

The amortized costs and estimated fair value of securities available-for-sale as of December 31, 2007 and December 31, 2006 are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
December 31, 2007	Cost	Gains	(Loss)	Fair Value
	(In thousands)

Money market funds	$100	$—	$—	$100
Time deposit	3,200	—	—	3,200
Corporate debt securities	23,775	11	(7)	23,779
Corporate equity security	1,233	838	—	2,071
Government agency bonds	10,958	3	—	10,961

Total available-for-sale	$39,266	$852	$(7)	$40,111

Classified as:
Cash equivalents				$31,203
Short-term marketable securities				6,837
Long-term marketable securities				2,071

				$40,111

		Gross	Gross
	Amortized	Unrealized	Unrealized
December 31, 2006	Cost	Gains	(Loss)	Fair Value
	(In thousands)

Money market funds	$3,363	$—	$—	$3,363
Time deposit	2,800	—	—	2,800
Corporate debt securities	17,203	2	(3)	17,202
Corporate equity security	1,233	111	—	1,344
Government agency bonds	6,676	1	(21)	6,656

Total available-for-sale	$31,275	$114	$(24)	$31,365

Classified as:
Cash equivalents				$19,757
Short-term marketable securities				10,264
Long-term marketable securities				1,344

				$31,365

The contractual maturities of debt securities classified as available-for-sale as of December 31, 2007, are as follows:

Estimated
December 31, 2007	Fair Value
(In thousands)

Maturing in 90 days or less	$31,103
Maturing between 90 days and one year	6,014
Maturing in more than one year	823

Total available-for-sale debt securities	$37,940

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Even though certain stated maturity dates of these investments exceed one year beyond the balance sheet dates, we have classified all marketable debt investments as short-term investments. In accordance with Accounting Research Bulletin No. 43, Chapter 3A, “Working Capital-Current Assets and Current Liabilities,” we view our available-for-sale portfolio as available for use in our current operations. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and we may need to sell the investment to meet our cash needs. Gross realized gains and gross realized losses for the twelve months ended December 31, 2007, 2006 and 2005 were not material to our financial position or results of operations.

Long-term marketable securities consists of our investment in MosChip Semiconductor Technology Limited (“MosChip”). In April 2002, we acquired 1,600,000 shares of MosChip common stock for approximately $1,012,000 in cash. In December 2003, we acquired an additional 500,000 shares for approximately $298,000. In July 2004, we acquired an additional 229,092 shares for approximately $176,000. Our total investments represent approximately a 5% equity interest in MosChip on a fully diluted basis. MosChip is a publicly traded company based in Hyderabad, India, specializing in designing, manufacturing and marketing very large integrated circuits (“ICs”), with particular focus on consumer and data communication ICs. Due to a decrease in the fair market value of Moschip common stock that we considered to be other than temporary, in the second quarter of 2006 we wrote down our investment to $1,233,000 and recorded a corresponding charge of $252,000 to non-operating income (loss), net. During the year ended December 31, 2007, the Company recorded an unrealized gain of $727,000.

Note 5.	Investments in Equity Securities

In January 2003, we acquired 4,545,400 shares of Convertible Non-Cumulative Preference Series B shares of Best Elite International Limited (“Best Elite”) for approximately $5,000,000 in cash. In January 2004, we acquired an additional 4,545,455 shares for approximately $5,000,000 in cash, on the same terms and price as the initial investment. Our investments represent approximately 1.3% equity interest in Best Elite on a fully diluted basis. Best Elite is a privately held company organized under the laws of the British Virgin Islands as an investment vehicle primarily for the purposes of operating a semiconductor foundry in China. During the year ended December 31, 2006, we wrote down the investment to $7,000,000, which represented our equity interest in Best Elite’s book value. A similar write down of the investment to $6,857,000 was recorded in 2007. We believe that book value represents fair value.

Note 6.	Non-Operating Income (Loss), Net

The following table lists the major components of Non-Operating Income (Loss):

	Years Ended December 31,
	2007	2006	2005
	(In thousands)

Interest income	$1,987	$2,611	$2,212
Income on other investments	—	—	102
Impairment of investments	(643)	(3,534)	(1,316)
Vialta rental income	—	17	345
Other	319	254	(27)

Total non-operating income (loss)	$1,663	$(652)	$1,316

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7.	Income Taxes

Income (loss) before provision for (benefit from) income taxes consisted of the following:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)

Domestic	$(2,532)	$(3,701)	$(51,289)
Foreign	8,790	(57,736)	(46,485)

	$6,258	$(61,437)	$(97,774)

Provision for (benefit from) income taxes consisted of the following:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)

Current:
Federal	$2,382	$(15,715)	$1,859
State	2	(2,213)	(369)
Foreign	(39)	531	540

	2,345	(17,397)	2,030

Deferred
Federal	791	54	(708)
State	—	—	457

	791	54	(251)

Total	$3,136	$(17,343)	$1,779

Reconciliation between the provisions for (benefit from) income taxes computed at the federal statutory rate of 35% and the provision for (benefit from) income taxes is as follows:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)

Provision (benefit) at statutory rate	$2,190	$(21,503)	$(34,221)
Tax expense related to foreign jurisdictions	(2,604)	6,710	25,935
State income taxes, net of federal tax benefit	340	(3,250)	(5,299)
General business credit	—	(497)	(1,882)
Impairment of goodwill	—	—	16,745
Stock- based compensation	255	949
Interest expense	2,233	—	—
Change in Valuation Allowance	777	685	1,536
Other	(55)	(437)	(1,035)

Provision for (benefit from) income taxes	$3,136	$(17,343)	$1,779

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets (liabilities) are comprised of the following:

	December 31,
	2007	2006
	(In thousands)

Current:
Accrued liabilities and reserves	$368	$1,163
Unrealized gains/losses on investments	660	660
Other	—	15

Current deferred tax assets	$1,028	$1,838

Non-current:
Depreciation and amortization	$3,766	$3,818
Net operating loss carryforwards	328	21,468
Credit carryforwards	2,113	8,249
Stock based compensation	200	357

Non-current deferred tax assets	6,407	33,892

Total deferred tax assets	7,435	35,730
Valuation allowance	(1,561)	(34,497)

Net deferred tax assets	$5,874	$1,233

As of December 31, 2007, state net operating loss carryforwards for income tax purposes were approximately $6.2 million. If not utilized, the state net operating loss carryforwards will begin to expire in 2016. The Company’s federal and state research tax credit carryforwards for income tax purposes are approximately $0.4 million and $2.6 million, respectively. If not utilized, the federal tax credit carryforwards will begin to expire in 2016, while the state credits may be carried forward indefinitely. Utilization of these state net operating loss and federal and state tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions.

We have evaluated our deferred tax assets and concluded that a valuation allowance is required for that portion of the total deferred tax assets that are not considered more likely than not to be realized in future periods. To the extent that the deferred tax assets with a valuation allowance become realizable in future periods, we will have the ability, subject to carryforward limitations, to benefit from these amounts. As of December 31, 2007, management has concluded that it is more likely than not that the Company’s $5.8 million of net deferred tax assets will be realized.

We have not provided for U.S. federal income and state income taxes on non-U.S. subsidiaries’ undistributed earnings as of December 31, 2007, because such earnings are intended to be reinvested in the operations and potential acquisitions of our international subsidiaries indefinitely. Upon distribution of those earnings in the form of dividends of otherwise, we would be subject to applicable U.S. federal and state income taxes; however, it is not practicable to determine the amount of this liability.

Uncertain Income Tax Positions

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109, Accounting for Income Taxes, and requires additional disclosures about uncertain tax positions. Under FIN 48 the financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. The cumulative effect of adopting FIN No. 48 was an increase of $4.1 million as a credit to tax liabilities and an increase to the January 1, 2007 accumulated deficit balance. Upon adoption, the tax liability at January 1, 2007 was $33.6 million, which includes $24.1 million that was reclassified from current to non-current liabilities because payment of cash was not anticipated within one year of the balance sheet.

A reconciliation of the beginning and ending amount of the unrecognized income tax benefits during the tax year ended December 31, 2007 is as follows:

Year Ended
December 31,
2007
(In thousands)

Balance at January 1, 2007	$78,323
Additions for tax positions related to 2007	670
Additions for tax positions of prior years	148
Reductions for tax positions of prior years	—
Settlements	(155)
Lapse of statutes of limitations	—

Balance at December 31, 2007	$78,986

The total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $23.0 million as of December 31, 2007 and $23.3 million as of January 1, 2007. We do not believe that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. We recognize interest and penalties related to uncertain tax positions in income tax expense. As of January 1, 2007 and December 31, 2007, we had approximately $4.1 million and $6.2 million of accrued interest related to uncertain tax positions, respectively.

Our only major tax jurisdictions are the United States, California, and Hong Kong. The tax years 2003 through 2007 remain open and subject to examination by the appropriate governmental agencies in the U.S., 2003 through 2007 in California, and 2000 through 2007 in Hong Kong.

Note 8.	Impairment of Property, Plant and Equipment

In connection with the strategic review of operations and business plan announced in September 2006, we substantially terminated the operations of our camera phone image sensor business during the first quarter of 2007. As a result, we have recorded a $0.9 million impairment charge for property, plant and equipment related to our image sensor business.

Note 9.	Gain on Sale of Technology and Tangible Assets

On February 16, 2007, we entered into asset purchase agreements with SiS, pursuant to which we transferred employees, sold certain tangible assets, and sold and licensed intellectual property related to our HD-DVD and Blu-ray DVD technologies for aggregate proceeds of approximately $13.5 million. Of this amount, $9.5 million was received during the first quarter of 2007, and $2.0 million was received during the second quarter of 2007. The remaining $2.0 million is to be paid on or about August 16, 2008 subject to adjustment upon settlement of any escrow claims by SiS. The gain recognized during the year ended December 31, 2007 includes the proceeds received, net of the book value of assets sold of $870,000 and certain transaction expenses related to the sale to SiS amounting to $149,000. We have not recognized any revenue related to HD-DVD or Blu-ray DVD products in any period.

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.	Net Income (Loss) Per Share

Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”) requires us to report both basic net income (loss) per share, which is based on the weighted-average number of common shares outstanding excluding contingently assumable or returnable shares such as unvested common stock or shares that contingently convert into common stock upon certain events, and diluted net income (loss) per share, which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding.

The following tables set forth the computation of net income (loss) per share of common stock:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)

Numerator:
Net income (loss) available to common stockholders	$3,122	$(44,094)	$(99,553)
Denominator:
Weighted shares outstanding used for net income (loss) per share:
Basic	35,525	38,723	39,781
Dilutive impact of stock options and ESPP	2	—	—

Diluted	35,527	38,723	39,781

For the year ending December 31, 2007, options representing 5,079,000 equivalent shares were excluded from the earnings per share calculation as they were anti-dilutive. Because we incurred net losses during the years ended December 31, 2006 and 2005, options for approximately 7,287,000 and 9,753,000 shares were excluded from the calculation of net loss per share.

Note 11.	Shareholders’ Equity

Common Stock

Stock Repurchase

From time-to-time our Board of Directors has authorized management, at their discretion, to repurchase shares of our common stock on the open market as conditions warrant.. During the year ended December 31, 2006, we repurchased 4,185,000 shares of our common stock for an aggregate price of $5.9 million at market prices ranging from $0.97 to $3.52 per share. We did not repurchase any shares in 2007. Upon repurchase, all shares are retired and no longer deemed outstanding.

On February 16, 2007, our Board of Directors authorized us to repurchase an additional 5 million shares of our common stock, in addition to all shares that remain available for repurchase under previously announced programs, on the same terms and conditions as these prior repurchase programs. To date, we have not repurchased any shares under the February 16, 2007 repurchase program.

As of December 31, 2007, management was authorized to repurchase an aggregate of 5,688,000 shares. There is no stated expiration for this program.

1995 Equity Incentive Plan

In August 1995, we adopted the 1995 Equity Incentive Plan (the “1995 Plan”), which provides for the grant of stock options and stock bonuses and the issuance of restricted stock to our employees, directors and others. Under the 1995 Plan, options granted generally vest 25% at the end of the first year, after the anniversary date of the date of grant, and ratably thereafter over the remaining vesting period. A total of 3,000,000 shares of our common stock was reserved for issuance under the 1995 Plan.

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

This plan is no longer active and we will no longer issue options under this plan. The 1995 Plan terminated in July 2005; however, outstanding options issued under this plan will remain exercisable until they expire.

1995 Employee Stock Purchase Plan

In August 1995, we adopted the 1995 Employee Stock Purchase Plan (the “Purchase Plan”) and reserved a total of 225,000 shares of our common stock for issuance thereunder. The Purchase Plan, as most recently amended on May 29, 2003, authorizes the aggregate issuance of 1,425,000 shares under the Purchase Plan. The Purchase Plan permits eligible employees to acquire shares of our common stock through payroll deductions at a price equal to the lower of 85% of the fair market value of our common stock at the beginning of the offering period or on the purchase date. The Purchase Plan provides a 24-month rolling period beginning on each enrollment date and the purchase price is automatically adjusted to reflect the lower enrollment price. As of December 31, 2007, 1,293,000 shares have been issued under this plan.

1995 Directors Stock Option Plan

In August 1995, we adopted the 1995 Directors Stock Option Plan (the “Directors Plan”) and reserved a total of 300,000 shares of our common stock for issuance thereunder. The Directors Plan, as amended in April 2001, authorizes the issuance of 600,000 shares. The Directors Plan allows for granting of stock options to non-employee members of the Board of Directors of the Company. The plan was amended as of July 24, 2004 to extend the termination date from 2005 to 2015 and increase the number of authorized shares by 400,000. The plan was amended as of November 23, 2004 to provide a 3-year post-termination exercise period for termination of service for any reason by a non-employee director.

1997 Equity Incentive Plan

In May 1997, we adopted the 1997 Equity Incentive Plan (the “1997 Incentive Plan”) and reserved a total of 3,000,000 shares of our common stock for issuance thereunder. The 1997 Incentive Plan, as most recently amended in May 2003, authorizes the issuance of 13,000,000 shares. The terms of the 1997 Incentive Plan are similar to those of the 1995 Incentive Plan outlined above. This plan is no longer active and we will no longer issue options under this plan. The 1997 Plan terminated in April 2007; however, outstanding options issued under this plan will remain exercisable until they expire.

2002 Non-executive Stock Option Plan

In May 2002, we adopted the 2002 Non-Executive Stock Option Plan (the “2002 Plan”) and reserved a total of 2,000,000 shares of our common stock for issuance thereunder. The 2002 Plan allows for granting of stock options to our non-executive employees and consultants, and options granted under the 2002 Plan are Non-statutory Stock Options. The vesting schedule of the 2002 Plan is generally similar to those of the 1995 Plan outlined above.

Note 12.	Stock-Based Compensation

Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan, based on estimated fair values. We had previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and related Interpretations and provided the required pro forma disclosures of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) which was superseded by SFAS No. 123(R). The Company has also applied the provisions of Staff Accounting Bulletin No. 107 (“SAB 107”) in the adoption of SFAS No. 123(R).

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impact of the Adoption of SFAS No. 123(R)

We elected to adopt the modified prospective application transition method as provided by SFAS No. 123(R). In accordance with the modified prospective transition method, consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Stock-based compensation expense recorded under SFAS No. 123(R) for the year ended December 31, 2007 and 2006 was $0.9 million and $3.6 million, respectively. Stock-based compensation expense recorded during the year ended December 31, 2005 was not significant.

The effect of recording stock-based compensation for 2007 and 2006 were as follows (in thousands, except per share data):

	Year Ended	Year Ended
	December 31,	December 31,
	2007	2006
	(In thousands)

Stock-based compensation expense by type of award:
Employee stock options:
Cost of product revenues	$31	$210
Research and development	387	1,700
Selling, general and administrative	453	1,527
Employee stock purchase plan:
Selling, general and administrative	30	154

Total stock-based compensation	901	3,591
Tax effect on stock-based compensation	—	—

Net effect on net income (loss)	$901	$3,591

During the year ended December 31, 2007, we granted approximately 226,000 stock options with an estimated total grant-date fair value of $129,000. As of December 31, 2007, total unrecognized stock-based compensation cost related to stock options was $245,000 after estimated forfeitures, which will be recorded as compensation expense over an estimated weighted average period of approximately one year. During the year ended December 31, 2006, we granted approximately 293,000 stock options with an estimated total grant-date fair value of $381,000.

No stock based compensation costs were capitalized as inventory at December 31, 2007 and 2006 because the amounts were not material.

Valuation Assumptions

SFAS No. 123(R) requires companies to estimate the fair value of stock options on the date of grant using a valuation model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statement of operations. Prior to the adoption of SFAS No. 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS No. 123. Under the intrinsic value method, no stock-based compensation expense had been recognized in the consolidated statement of operations, other than as related to acquisitions and investments, because the exercise price of the our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

Stock-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2007 and 2006 included compensation expense for stock options granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 123 and compensation expense for the stock options granted subsequent to January 1, 2006 based on the

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Stock-based compensation expense recognized in the Consolidated Statements of Operations for the year ended December 31, 2007 and 2006 has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information required under SFAS No. 123 for the prior periods, the Company accounted for forfeitures as they occurred.

We estimate the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R), SAB 107 and our prior period pro forma disclosures of net earnings, including stock-based compensation. The Black-Scholes valuation model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, valuation models require the input of subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The Black-Scholes valuation model for stock compensation expense requires us to make several assumptions and judgments about the variables to be assumed in the calculation including expected life of the stock option, historical volatility of the underlying security, an assumed risk-free interest rate and estimated forfeitures over the expected life of the option. The dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. The expected life represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise patterns; expected volatilities are based on historical volatilities of our common stock; the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option; and we consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model and the following assumptions:

	Years Ended December 31,
	2007	2006	2005

Stock option plans:
Expected life (in years)	3.16	3.79	2.31
Expected stock price volatility	62%	71%	83%
Risk-free interest rate	4.2%	4.6%	3.7%
Expected dividend yield	0%	0%	0%
Stock purchase plan:
Expected life (in years)	1.0	1.0	1.0
Expected stock price volatility	61%	69%	76%
Risk-free interest rate	4.3%	5.1%	4.0%
Expected dividend yield	0%	0%	0%

We have several equity incentive plans that are intended to attract and retain qualified management, technical and other employees, and to align stockholder and employee interests as detailed in Note 11. These equity incentive plans provide that non-employee directors, officers, key employees, consultants and all other employees may be granted options to purchase shares of our stock, restricted stock units and other types of equity awards. Through December 31, 2007, we have only granted stock options under our various plans. These stock options generally have a vesting period of four years, are exercisable for a period not to exceed ten years from the date of issuance and are granted at prices not less than the fair market value of our common stock at the grant date.

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Combined Activity

The following table summarizes the combined activity under the equity incentive plans for the indicated periods:

			Weighted
		Weighted	Average
	Options	Average	Contractual
	Outstanding	Exercise Price	Term
	(In thousands)

Balances at December 31, 2004	5,562	$7.29
Granted	5,284	4.06
Exercised	(52)	3.86
Forfeited	(1,041)	7.73
Expired	—	—

Balances at December 31, 2005	9,753	$5.51
Granted	293	2.33
Exercised	(6)	2.66
Forfeited	(1,123)	4.82
Expired	(1,630)	5.86

Balances at December 31, 2006	7,287	$5.40
Granted	226	1.24
Forfeited	(465)	4.78
Expired	(3,689)	5.11

Balances at December 31, 2007	3,359	5.53	6.13

Fully vested and exercisable at December 31, 2007	2,957	5.95	5.80
Expected at December 31, 2007 to vest in the future	375	2.53	8.56

At December 31, 2007, we had an aggregate of 2,051,000 options available to grant. The aggregate intrinsic value of options vested and expected at December 31, 2007 to vest in the future, based on our closing stock price of $1.33 as of December 31, 2007, was approximately $43,000.

The weighted average grant date fair value of options, as determined under SFAS No. 123(R), granted during the year ended December 31, 2007 and 2006 were $0.57 and $1.30 per share, respectively. The total intrinsic value of options exercised during the year ended December 31, 2006 was $7,000. There were no stock option exercised during the year ended December 31, 2007. The total cash received from employees as a result of employee stock option exercises during the year ended December 31, 2006 was $17,000. In connection with these exercises, we realized no tax benefits.

We settle employee stock option exercises with newly issued common shares.

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior to the Adoption of SFAS No. 123(R)

Prior to the adoption of SFAS No. 123(R), we provided the disclosures required under SFAS No. 123. The pro forma information for the year ended December 31, 2005 as follows (in thousands, except per share data):

Year Ended
December 31,
2005

Net loss — as reported	$(99,553)
Stock based compensation expense related to non-employees included in reported net loss	20
Stock based compensation determined under fair value based method for all awards, net of tax	(8,593)

Pro forma net loss	$(108,126)

Net loss per share — basic and diluted:
As reported	$(2.50)
Pro forma	$(2.72)

Note 13.	Business Segment Information and Concentration of Certain Risks

Business Segments

We have historically operated in two reportable business segments: the Video segment and the Digital Imaging segment. In the Video segment, we primarily develop and market digital processor chips which are the primary processors driving digital video and audio devices, including DVD, VCD, consumer digital audio players, and digital media players. The Video segment markets encoding processors for digital video recorders and recordable DVD players and continues to sell certain legacy products we have in inventory including chips for use in modems, other communication devices, and PC audio products. Our Digital Imaging segment has historically developed and marketed imaging sensor chips for cellular camera phone applications. The method for determining what information to report is based on the way that management organized the operating segments within the Company for making operational decision and assessments of financial performance. Our chief operating decision maker is considered to be the Chief Executive Officer.

The following table summarizes revenue percentages by major product categories:

	Percentage of Net
	Revenues for Years
	Ended December 31,
	2007	2006	2005

Video business:
DVD	79%	68%	57%
VCD	7%	18%	17%
License and Royalty	1%	2%	11%
Other	13%	7%	3%

Total Video business	100%	95%	88%
Digital Imaging business	0%	5%	12%

Total	100%	100%	100%

DVD revenue includes revenue from sales of DVD decoder chips, integrated encoder and decoder chips and non-integrated encoder and decoder chipsets. VCD revenue includes revenue from sales of VCD chips. Royalty and License revenue consists of revenue from license of DVD Technology to MediaTek, Silan and from license of TV

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

audio technology to NEC. Digital Imaging revenue includes revenue from sales of image sensor chips and image processor chips.

We evaluate operating segment performance based on net revenues and operating income (loss) of our segments. The accounting policies of the operating segments are the same as those described in the summary of accounting policies. Information about reported segments follows:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)

Net revenues:
Video	$68,153	$95,736	$159,522
Digital Imaging	178	4,729	22,399

Total net revenues	$68,331	$100,465	$181,921

Segment operating income (loss):
Video	$17,830	$(36,089)	$(15,176)
Digital Imaging	(2,427)	(12,388)	(25,159)

Total segment operating income (loss)	$15,403	$(48,477)	$(40,335)

The following is a reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)

Segment operating income (loss)	$15,403	$(48,477)	$(40,335)
Unallocated corporate expenses	(10,808)	(12,308)	(16,012)
Impairment of goodwill and intangible assets	—	—	(42,743)

Operating income (loss)	$4,595	$(60,785)	$(99,090)

Geographic Information

We sell and market to leading consumer OEMs worldwide. International sales comprise substantially all of our revenues. The following schedule of geographic location of our revenues for 2007, 2006 and 2005 was based upon destination of the shipment. Thus, our sales to our current and former distributors, CKD and FE Global, were categorized as sales to Hong Kong, even though CKD and FE Global eventually sell products to other parts of China. The following table summarizes net revenue and long-lived assets for the years ended December 31, 2007, 2006 and 2005:

		Property,
		Plant,
	Net	and
	Revenue	Equipment
	(In thousands)

Year Ended December 31, 2007
United States	$57	$11,941

Canada	—	458
Hong Kong	21,425	—
Taiwan	19,984	—
Japan	5,186	—
China (excluding Hong Kong)	5,948	70

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Property,
		Plant,
	Net	and
	Revenue	Equipment
	(In thousands)

Korea	7,983	86
Indonesia	5,474	—
Austria	1,332	—
Rest of the world	942	54

Total foreign	68,274	668

Total	$68,331	$12,609

Year Ended December 31, 2006
United States	$59	$15,663

Canada	—	355
Hong Kong	44,577	—
Taiwan	18,360	96
Japan	9,708	—
China (excluding Hong Kong)	2,363	292
Korea	15,053	156
Turkey	2,484	—
Singapore	2,997	—
Rest of the world	4,864	434

Total foreign	100,406	1,333

Total	$100,465	$16,996

Year Ended December 31, 2005
United States	$499

Hong Kong	72,220
Taiwan	44,089
Japan	16,297
China (excluding Hong Kong)	1,439
Korea	29,659
Turkey	8,337
Singapore	2,221
Rest of the world	7,160

Total foreign	181,422

Total	$181,921

Significant Customers and Distributors

We sell to both direct customers and distributors. We use both a direct sales force as well as sales representatives to help us sell to our direct customers. FE Global (China) Limited (“FE Global”) was our largest distributor. On August 31, 2007, our distribution agreement with FE Global was terminated. On August 31, 2007, we signed a new distribution agreement with CKD (Hong Kong) High Tech Company Limited (“CKD”) who will perform similar functions as those previously provided by FE Global. We work directly with many of our customers in Hong Kong and China on product design and development. Whenever one of these customers buys our products; however, the order is processed through our distributor, which functions much like a trading company. Our distributor manages the order processing, arranges shipment into China and Hong Kong, manages the letters of credit, and provides credit and collection expertise and services. The title and risk of loss for the inventory are transferred to the distributor upon shipment of inventory and the distributor is legally responsible to pay our invoices regardless of when the inventories are sold to end-customers. During the year ended December 31, 2007, 2006, and

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2005, FE Global accounted for approximately 18%, 32%, and 37% of our net revenues, respectively. In addition to FE Global, Weikeng Industrial Company, Ltd (“Weikeng”), our other distributor, accounted for approximately 11% of our net revenues in 2007 and less than 10% in 2006 and 2005. Revenues on sales to FE Global, CKD and Weikeng are deferred until the products are subsequently sold to end-customers.

The following table sets forth end-customers representing greater than 10% of net revenues:

	Year Ended December 31,
	2007	2006	2005

Samsung Electronics Company	31%	13%	11%
LG International Corporation	16%	15%	15%
Xing Qiu	10%	—	—
ATLM (Eastech)	—	—	10%

Customers representing greater than 10% of gross accounts receivable were:

	Year Ended December 31,
	2007	2006

LG International Corporation	34%	20%
Samsung Electronics Company	32%	14%
Weikeng Industrial Company, Ltd	12%	—
Universe Electron Corporation	—	11%

Note 14.	Related Party Transactions with Vialta, Inc.

In April 2001, our Board of Directors decided to spin off Vialta, Inc. (“Vialta”), our majority-owned subsidiary. The spin-off transaction, by which Vialta became a public company, was completed in August 2001. On October 7, 2005, Vialta completed its going-private transaction. We do not have any contractual obligations that are expected to have a material impact upon our revenues, operating results or cash flows under any of the spin-off agreements. We leased certain office space to Vialta. In February 2006, Vialta moved out of our building and we have terminated the lease agreements.

Our former Chairman of the Board of Directors, Fred S.L. Chan, is the chairman of Vialta and acquired Vialta through a going-private transaction in October 2005. In addition to the lease we had with Vialta, from time-to-time, we also sold semiconductor products and provided certain services to Vialta. The following is a summary of major transactions between Vialta and us for the periods presented:

	Transactions Between
	ESS and Vialta
	Years Ended December 31,
	2007	2006	2005
	(In thousands)

Lease charges to Vialta under Real Estate Matters Agreement	$—	$15	$346
Products sold to Vialta	—	—	12
Products purchased from Vialta	—	—	(31)
Selling, general, administrative and other services provided to Vialta, net of charges from Vialta	—	(1)	4

Total charges to Vialta, net of charges from Vialta	$—	$14	$331

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of
	December 31,
	2007	2006

Receivable from Vialta	$—	$—

Note 15.	Commitments and Contingencies

The following table sets forth the amounts of payments due under specified contractual obligations, aggregated by category of contractual obligations, as of December 31, 2007:

	Payment Due by Periods
		Less Than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(In thousands)

Operating lease obligations	$982	$982	—	—	—
Purchase order commitments	8,918	8,918	—	—	—

Total	$9,900	$9,900	—	—	—

As of December 31, 2007, our commitments to purchase inventory from the third-party contractors aggregated approximately $4.6 million. Additionally, as of December 31, 2007, commitments for service, license and other operating supplies totaled $4.3 million

The total rent expense under all operating leases was approximately $2.8 million, $4.3 million and $4.6 million for fiscal years 2007, 2006 and 2005, respectively.

We enter into various agreements in the ordinary course of business. Pursuant to these agreements, we may agree to indemnify our customers for losses suffered or incurred by them as a result of any patent, copyright, or other intellectual property infringement claims by any third party with respect to our products. These indemnification obligations may have perpetual terms. We estimate the fair value of our indemnification obligations as insignificant, based upon our history of litigation concerning product and patent infringement claims. Accordingly, we have no liabilities recorded for indemnification under these agreements as of December 31, 2007.

We have agreements whereby our officers and directors are indemnified for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. However, we have a directors and officers’ insurance policy that may reduce our exposure and enable us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal.

Legal Proceeding

On September 12, 2002, following our downward revision of revenue and earnings guidance for the third fiscal quarter of 2002, a series of putative federal class action lawsuits were filed against us in the United States District Court, Northern District of California. The complaints alleged that we and certain of our present and former officers and directors made misleading statements regarding our business and failed to disclose certain allegedly material facts during an alleged class period of January 23, 2002 through September 12, 2002, in violation of federal securities laws. These actions were consolidated under the caption “In re ESS Technology Securities Litigation.” The plaintiffs sought unspecified damages on behalf of the putative class. Plaintiffs amended their consolidated complaint on November 3, 2003, which we then moved to dismiss on December 18, 2003. On December 1, 2004, the Court granted in part and denied in part our motion to dismiss, and struck from the complaint allegations arising prior to February 27, 2002. On December 22, 2004, based on the Court’s order, we moved to strike from the complaint all remaining claims and allegations arising prior to September 10, 2002. On February 22, 2005, the

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Court granted our motion in part and struck all remaining claims and allegations arising prior to August 1, 2002 from the complaint. In an order filed on February 8, 2006, the Court certified a plaintiff class of all persons and entities who purchased or otherwise acquired the Company’s publicly traded securities during the period beginning August 1, 2002, through and including September 12, 2002 (the “Class Period”), excluding officers and directors of the Company, their families and families of the defendants, and short-sellers of the Company’s securities during the Class Period. On March 24, 2006, plaintiff filed a motion for leave to amend their operative complaint, which the Court denied on May 30, 2006. Trial was tentatively set for January 2008. On November 12, 2006, the parties attended a mediation at which they agreed to settle the litigation for $3.5 million (to be paid by defendants’ insurance carriers), subject to appropriate documentation by the parties and approval by the Court. The Stipulation of Settlement and Release was filed with the Court on April 30, 2007. On May 8, 2007, the Court issued an order preliminarily approving the settlement and providing for class notice. At a fairness hearing on July 27, 2007, having received no objections to the settlement and no requests for exclusion, the Court entered a Final Judgment and Order of Dismissal With Prejudice as to all defendants. The time for appeal from the Final Judgment and Order of Dismissal With Prejudice has now passed. While defendants have denied and continue to deny any and all allegations of wrongdoing in connection with this matter, we believe that given the uncertainties and cost associated with litigation, the settlement is in the best interests of the Company and its stockholders. We recorded a $3.5 million loss for the settlement during the quarter ended March 31, 2007. In addition, a receivable from our insurance carriers was also recorded for the same amount, plus recoverable legal fees. Accordingly, there is no impact to the statement of operations because the amount of the settlement, including legal expenses, and the insurance recovery offset each other. The settlement was completed during the year ended December 31, 2007.

On September 12, 2002, following the same downward revision of revenue and earnings holders of our common stock, purporting to represent us, filed a series of derivative lawsuits in California state court, County of Alameda, against us as a nominal defendant and against certain of our present and former directors and officers as defendants. The lawsuits alleged certain violations of the federal securities laws, including breaches of fiduciary duty and insider trading. These actions were consolidated as a Consolidated Derivative Action with the caption “ESS Cases.” The derivative plaintiffs sought compensatory and other damages in an unspecified amount, disgorgement of profits, and other relief. On March 24, 2003, we filed a demurrer to the consolidated derivative complaint and moved to stay discovery in the action pending resolution of the initial pleadings in the related federal action, described above. The Court denied the demurrer but stayed discovery. That stay was then lifted in light of the procedural progress of the federal action. The parties reached an agreement in principle to settle the litigation in exchange for certain minor modifications of the Company’s internal policies and payment of plaintiffs’ attorneys fees not to exceed $200,000 (to be paid by defendants’ insurance carriers). The agreement in principle to settle the litigation was then documented and finalized by the parties and submitted to the Court for approval. On October 1, 2007, the Stipulation and Agreement of Settlement became binding upon the Court’s entry of a final Judgment of Dismissal with prejudice as to all defendants in the action, subject to appeal as required by applicable state law. While defendants have denied and continue to deny any and all allegations of wrongdoing in connection with this matter, we believe that given the uncertainties and cost associated with litigation, the settlement is in the best interests of the Company and its stockholders. We recorded a $200,000 loss for the proposed settlement in the quarter ended June 30, 2007, as management has determined this amount probable of payment and reasonably estimable. In addition, because recovery from the insurance carriers is probable, a receivable was also recorded for the same amount. Accordingly, there is no impact to the statement of operations because the amount of the settlement and the insurance recovery offset each other.

On October 4, 2006, Ali Corporation (“Ali”) filed a lawsuit in Alameda County Superior Court against the company that alleged claims for breach of contract, common counts, quantum meruit, account stated and for an open book account. All of the claims arose from a Joint Development Agreement between the company and Ali, originally entered into on December 14, 2001 and subsequently amended on several occasions. Ali’s complaint sought damages in the amount of $2.5 million. The company answered Ali’s complaint and on April 6, 2007 the

ESS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

parties settled this matter in the course of a formal mediation. A Settlement Agreement was executed whereby the Company has settled the case by paying $1.7 million to Ali during the year ended December 31, 2007.

From time to time, we are subject to various claims and legal proceedings. If management believes that a loss arising from these matters is probable and can reasonably be estimated, we would record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based upon consultation with the outside counsel handling our defense in the legal proceedings listed above, and an analysis of potential results, we have accrued sufficient amounts for potential losses related to these proceedings. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position, cash flows or overall trends in results of operations. However, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or an injunction prohibiting us from selling one or more products. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations of the period in which the ruling occurs, or future periods, could result.

Note 16.	Employee Benefit Plan

We have a 401(K) Plan (the “401(K) Plan”), which covers substantially all employees. Each eligible employee may elect to contribute to the 401(K) Plan, through payroll deductions, up to 25% of their compensation, subject to current statutory limitations. We made no contributions through December 31, 2007.

2.	Supplementary Data:

Selected Quarterly Financial Data (unaudited)

The following table presents unaudited quarterly financial information for each of our last eight quarters. This information has been derived from our unaudited financial statements and has been prepared on the same basis as the audited Consolidated Financial Statements included in the joint proxy statement/prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to state fairly the quarterly results.

	2006					2007
	Mar. 31	Jun. 30	Sept. 30		Dec. 31	Mar. 31		Jun. 30		Sept. 30	Dec. 31
	(In thousands, except per share data)

Statement of Operations Data:
Net revenues:
Product	$26,886	$29,066	$23,190		$18,655	$16,991		$17,179		$17,570	$15,658
License and royalty	—	—	4		2,664	781		5		109	38

Total net revenues	26,886	29,066	23,194		21,319	17,772		17,184		17,679	15,696
Cost of product revenues	24,523	28,354	27,219		17,544	10,400		12,514		10,817	8,865

Gross profit (loss)	2,363	712	(4,025)		3,775	7,372		4,670		6,862	6,831
Operating expenses:
Research and development	9,597	9,941	8,691		7,815	4,591		2,570		2,734	2,655
Selling, general and administrative	7,999	7,045	7,567		4,955	4,940		4,738		3,962	4,572
Impairment of property, plant and equipment	—	—	—		—	859	(b)	—		—	—
Gain on sale of technology and intangible assets	—	—	—		—	(8,481	)(c)	(2,000	)(c)	—	—

Operating income (loss)	(15,233)	(16,274)	(20,283)		(8,995)	5,463		(638)		166	(396)
Non-operating income (loss), net	476	883	505		(2,516)	(86)		580		540	629

Income (loss) before income taxes	(14,757)	(15,391)	(19,778)		(11,511)	5,377		(58)		706	233
Provision for (benefit from) income taxes	(687)	(167)	(15,411	)(a)	(1,078)	774		606		800	956

Net income (loss)	$(14,070)	$(15,224)	$(4,367)		$(10,433)	$4,603		$(664)		$(94)	$(723)

Net income (loss) per share — basic and diluted	$(0.36)	$(0.39)	$(0.11)		$(0.28)	$0.13		$(0.02)		$(0.00)	$(0.02)

Shares used in per share calculation:
Basic	39,122	39,150	39,177		37,450	35,508		35,522		35,529	35,540

Diluted	39,122	39,150	39,177		37,450	35,508		35,522		35,529	35,540

(a)	Benefit from income taxes includes a favorable tax adjustment of $14.9 million.

(b)	See Note 8, “Impairment of Property, Plant and Equipment.”

(c)	See Note 9, “Gain on Sale of Technology and Tangible Assets.”

3.	Financial Statement Schedule:

VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	Charged to		Balance at
	Beginning	Costs and		Ending of
	of Period	Expenses	Deductions	Period
	(In thousands)

Year Ended December 31, 2007
Allowance for doubtful accounts	$276	$8	$161	$123
Allowance for sales returns and warranty reserve	$365	$10	$121	$254
Year Ended December 31, 2006
Allowance for doubtful accounts	$449	$(169)	$4	$276
Allowance for sales returns and warranty reserve	$742	$(67)	$310	$365
Year Ended December 31, 2005
Allowance for doubtful accounts	$787	$—	$338	$449
Allowance for sales returns and warranty reserve	$757	$601	$616	$742

All other schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements included in this joint proxy statement/prospectus.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

SEMICONDUCTOR HOLDING CORPORATION

ECHO MERGERCO, INC.

ESS TECHNOLOGY, INC.

and

ECHO TECHNOLOGY (DELAWARE), INC.

Dated as of February 21, 2008

A-i

A-ii

EXHIBITS AND SCHEDULES
Exhibit A	Certificate of Incorporation of Delaware Merger Sub
Exhibit B	Bylaws of Delaware Merger Sub
Exhibit C	Amended and Restated Certificate of Incorporation of Surviving Corporation
Exhibit D	Amended and Restated Bylaws of Surviving Corporation
Exhibit E	Form of Limited Guarantee

Company Disclosure Schedule

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated February 21, 2008, is entered into by and among Semiconductor Holding Corporation, a Delaware corporation and wholly owned subsidiary of Imperium Master Fund, Ltd. (“Parent”), Echo Mergerco, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), ESS Technology, Inc., a California corporation (the “Company”) and Echo Technology (Delaware), Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Delaware Merger Sub”).

WHEREAS, the respective Boards of Directors of Parent, Merger Sub, the Company and Delaware Merger Sub deem it advisable and in the best interests of their respective stockholders, shareholders and corporations for Parent, Merger Sub, the Company and Delaware Merger Sub to engage in a business combination transaction;

WHEREAS, the Company and Delaware Merger Sub intend to effect a merger of the Company with and into Delaware Merger Sub (the “Reincorporation Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the California Corporations Code (the “CCC”) and the Delaware General Corporation Law (the “DGCL”). Upon consummation of the Reincorporation Merger, the Company will cease to exist, and Delaware Merger Sub will continue as the surviving corporation in the Reincorporation Merger (such surviving corporation, “ESS Delaware”);

WHEREAS, as soon as practicable following the Reincorporation Merger, Parent, Merger Sub, and ESS Delaware intend to effect a merger of Merger Sub with and into ESS Delaware (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and ESS Delaware will continue as a wholly owned subsidiary of Parent; and

WHEREAS, the Merger and this Agreement have, on the terms and subject to the conditions set forth herein, been approved by the respective Boards of Directors of Parent, Merger Sub, the Company and Delaware Merger Sub;

NOW, THEREFORE, intending to be legally bound, the parties to this Agreement hereby agree as follows:

ARTICLE I

THE REINCORPORATION MERGER

Section 1.1  The Reincorporation Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time of the Reincorporation Merger, the Company shall be merged with and into Delaware Merger Sub, the separate existence of the Company shall cease, and Delaware Merger Sub will continue as ESS Delaware, the surviving corporation in the Reincorporation Merger.

Section 1.2  Effect of the Reincorporation Merger.  The Reincorporation Merger shall have the effects set forth in this Agreement and in the applicable provisions of the CCC and the DGCL (including as more fully set forth in and Section 1107 of the CCC and Section 259 of the DGCL), and following the Reincorporation Merger, ESS Delaware, as the surviving corporation, (i) shall possess all of the Company’s and Delaware Merger Sub’s assets, rights, powers and property as constituted immediately prior to the Effective Time of the Reincorporation Merger, (ii) shall continue to be subject to all of the Company’s and Delaware Merger Sub’s debts, liabilities and obligations as constituted immediately prior to the Effective Time of the Reincorporation Merger and (iii) shall be subject to all actions previously taken by the Board of Directors of the Company and Delaware Merger Sub prior to the Effective Time of the Reincorporation Merger.

Section 1.3  Reincorporation Closing.  The consummation of the Reincorporation Merger (the “Reincorporation Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California at 8:00 a.m. local time on a date to be specified by the parties, which shall be no later than the fifth business day after the satisfaction or waiver of the last of the conditions set forth in Article IX to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Reincorporation Closing), but subject to the satisfaction or waiver of such conditions, or at such other time, date and location as the parties hereto agree in writing. The date on which the Reincorporation Closing actually takes place is referred to in this Agreement as the “Reincorporation Closing Date.”

Section 1.4  Effective Time of the Reincorporation Merger.  Contemporaneous with or as promptly as practicable after the Reincorporation Closing, the parties shall cause the Reincorporation Merger to be consummated by filing with (i) the Secretary of State of the State of Delaware a certificate of merger executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Reincorporation Merger and (ii) the Secretary of State of the State of California an officer’s certificate executed in accordance with the relevant provisions of the CCC, and such filings or recordings as are required under the CCC in order to consummate the Reincorporation Merger. The Reincorporation Merger shall become effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware (the “Effective Time of the Reincorporation Merger”).

Section 1.5  Certificate of Incorporation and Bylaws of ESS Delaware.  Unless otherwise determined by Parent and the Company prior to the Effective Time of the Reincorporation Merger:

(a) the certificate of incorporation of Delaware Merger Sub immediately prior to the Effective Time of the Reincorporation Merger (and a copy of the certificate of incorporation of Delaware Merger Sub as of the date of this Agreement is attached hereto as Exhibit A) shall be the certificate of incorporation of ESS Delaware, except that the name of ESS Delaware as set forth in Article I thereof shall be amended to “ESS Technology, Inc.”; and

(b) the bylaws of Delaware Merger Sub as of the Effective Time of the Reincorporation Merger shall be the bylaws of ESS Delaware (and a copy of the bylaws of Delaware Merger Sub as of the date of this Agreement is attached hereto as Exhibit B).

Section 1.6  Directors and Officers of ESS Delaware.  Subject to Section 8.15, the directors of the Company immediately prior to the Effective Time of the Reincorporation Merger shall be the directors of ESS Delaware, each to hold office in accordance with the certificate of incorporation and bylaws of ESS Delaware. The officers of the Company immediately prior to the Effective Time of the Reincorporation Merger shall be the officers of the ESS Delaware, each to hold office until the earlier of his or her resignation or removal.

ARTICLE II

CONVERSION OF SECURITIES

Section 2.1  Conversion of Capital Stock.  At the Effective Time of the Reincorporation Merger, by virtue of the Reincorporation Merger and without any further action on the part of Parent, Merger Sub, the Company, Delaware Merger Sub or any holder of any capital stock of any of the Company, Delaware Merger Sub, Parent or Merger Sub:

(a) Company Common Stock.  Each Company Share shall be converted into and become one fully paid and nonassessable share of ESS Delaware Common Stock.

(b) Cancellation of Delaware Merger Sub Common Stock.  Each issued and outstanding share of common stock of Delaware Merger Sub, par value $0.0001 per share, shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Transfer Books; Suspension of NASDAQ Trading.  Each of the Company and Delaware Merger Sub shall, to the extent reasonably practicable and subject to Sections 7.2, 8.13 and 8.14 hereof and compliance with all applicable laws and rules and regulations of NASDAQ, use their commercially reasonable efforts to cause trading in shares of ESS Delaware Common Stock on NASDAQ (subsequent to any listing thereof in accordance with Section 8.14) to be suspended immediately following the Effective Time of the Reincorporation Merger and to close the stock transfer books of ESS Delaware immediately following the Effective Time of the Reincorporation Merger so that thereafter there shall be no further registration of transfers of ESS Delaware Shares on the records of ESS Delaware.

Section 2.2  Treatment of Company Options and Other Equity Awards.  At the Effective Time of the Reincorporation Merger, each option to purchase Common Stock granted pursuant to the Company Stock Plans (“Company Options”), by virtue of the Reincorporation Merger and without any further action on the part of any holder of any outstanding Company Option, that is outstanding immediately prior to the Effective Time of the Reincorporation Merger, whether vested or unvested, or exercisable or unexercisable, shall be deemed automatically converted into one option to purchase, on the same terms and conditions as were applicable under such Company Option at the Effective Time of the Reincorporation Merger (including, without limitation, the exercise price per share and the vesting schedule for such Company Option), such number of shares of ESS Delaware Common Stock as is equal to the number of shares of Common Stock that were subject thereto immediately prior to the Effective Time of the Reincorporation Merger (each, an “ESS Delaware Option”). A number of shares of ESS Delaware’s Common Stock shall be reserved for issuance upon the exercise of options, warrants or rights equal to the number of shares of Common Stock so reserved immediately prior to the Effective Time of the Reincorporation Merger.

Section 2.3  Treatment of Employee Stock Purchase Plan.  Each outstanding purchase right (each, a “Purchase Right”) under the Company’s 1995 Employee Stock Purchase Plan (the “ESPP”) shall be treated as set forth in Section 8.11.

ARTICLE III

THE MERGER

Section 3.1  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time of the Merger, Merger Sub shall be merged with and into ESS Delaware, the separate existence of Merger Sub shall cease, and ESS Delaware will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 3.2  Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

Section 3.3  Closing.  The consummation of the Merger (the “Closing”) shall take place as promptly as practicable following the Reincorporation Closing, which shall be no later than the second business day after the satisfaction or waiver of the last of the conditions set forth in Article X to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), but subject to the satisfaction or waiver of such conditions, or at such other time, date and location as Parent and ESS Delaware agree in writing. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”

Section 3.4  Effective Time of the Merger.  Contemporaneously with or as promptly as practicable after the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Merger. The Merger shall become effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware (the “Effective Time of the Merger”).

Section 3.5  Certificate of Incorporation and Bylaws.  Unless otherwise determined by Parent and ESS Delaware prior to the Effective Time of the Merger:

(a) the certificate of incorporation of the Surviving Corporation as of the Effective Time of the Merger shall be the certificate of incorporation of ESS Delaware immediately prior to the Effective Time of the Merger, provided that, at the Effective Time of the Merger, the certificate of incorporation of the Surviving Corporation shall be amended to read in its entirety as set forth on Exhibit C hereto; and

(b) the bylaws of the Surviving Corporation as of the Effective Time of the Merger shall be the bylaws of ESS Delaware immediately prior to the Effective Time of the Merger, provided that, at the Effective Time of the Merger, the bylaws of the Surviving Corporation shall be amended to read in their entirety as set forth on Exhibit D hereto.

Section 3.6  Directors and Officers.  The directors of the ESS Delaware immediately prior to the Effective Time of the Merger shall submit their resignations to be effective as of the Effective Time of the Merger. Immediately after the Effective Time of the Merger, Parent shall take the necessary actions to cause the directors of Merger Sub immediately prior to the Effective Time of the Merger to be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of ESS Delaware immediately prior to the Effective Time of the Merger shall be the officers of the Surviving Corporation, each to hold office until the earlier of his or her resignation or removal.

ARTICLE IV

CONVERSION OF SECURITIES

Section 4.1  Conversion of ESS Delaware Capital Stock.  At the Effective Time of the Merger, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, ESS Delaware or any holder of any capital stock of any of ESS Delaware, Parent or Merger Sub:

(a) Conversion of ESS Delaware Common Stock.  Each ESS Delaware Share, except for Exception Shares, shall be converted into the right to receive $1.64, payable to the holder thereof in cash, without interest (the ‘‘Merger Consideration”). From and after the Effective Time, all such ESS Delaware Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist. Except with respect to Exception Shares, each holder of a certificate representing any such ESS Delaware Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 4.2, without interest thereon.

(b) Merger Sub Common Stock.  Each issued and outstanding share of common stock of Merger Sub, par value $0.0001 per share, shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(c) Cancellation of Certain ESS Delaware Shares.  Each share of ESS Delaware Common Stock owned by Parent, Merger Sub or any of their respective wholly owned subsidiaries shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of ESS Delaware Common Stock held by ESS Delaware or any Subsidiary of ESS Delaware (or held in the treasury of ESS Delaware) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each Dissenting Share shall be treated as provided in Section 4.3.

(d) Adjustment to Merger Consideration.  The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Stock or ESS Delaware Common Stock), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Common Stock or ESS Delaware Common Stock occurring on or after the date hereof and prior to the Effective Time of the Reincorporation Merger or the Effective Time of the Merger, as applicable.

Section 4.2  Payment and Exchange of Certificates.

(a) Paying Agent.  Parent or Merger Sub shall designate a bank or trust company to act as the payment agent in connection with the Merger (the “Paying Agent”). At the Effective Time of the Merger, Parent or Merger Sub shall cause to be deposited with the Paying Agent the aggregate Merger Consideration. Such funds shall be invested by the Paying Agent as directed by Parent, in its sole discretion, pending payment thereof by the Paying Agent to the holders of the ESS Delaware Shares entitled thereto. Earnings from such investments shall be the sole and exclusive property of Parent, and no part of such earnings shall accrue to the benefit of holders of ESS Delaware Shares.

(b) Exchange Procedures.  Promptly after the Effective Time of the Merger, the Paying Agent shall mail to each holder of record as of the Effective Time of the Merger of a certificate or certificates which immediately prior to the Effective Time represented outstanding ESS Delaware Shares (each such certificate, a “Certificate”) and whose ESS Delaware Shares were converted pursuant to Section 4.1(a) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for effecting the surrender of Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation in accordance with the instructions set forth in the letter of transmittal to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each ESS Delaware Share formerly represented by such Certificate and the Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a

Person other than the registered holder of the Certificate surrendered and shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not required to be paid. As of the Effective Time of the Merger, and until surrendered as contemplated by this Section 4.2, each Certificate (except with respect to those ESS Delaware Shares represented thereby that are Exception Shares) shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 4.2, without interest thereon.

(c) Transfer Books; No Further Ownership Rights in ESS Delaware Capital Stock.  At the Effective Time of the Merger, the stock transfer books of ESS Delaware shall be closed and thereafter there shall be no further registration of transfers of ESS Delaware Shares on the records of ESS Delaware. From and after the Effective Time of the Merger, the holders of Certificates outstanding immediately prior to the Effective Time of the Merger shall cease to have any rights with respect to such ESS Delaware Shares except as otherwise provided for herein, including, without limitation, Section 4.3 hereof, or by applicable law. If, after the Effective Time of the Merger, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article IV.

(d) Termination of Fund; No Liability.  At any time following six months after the Effective Time of the Merger, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed (or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures) to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Withholding Rights.  Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of ESS Delaware Shares such amounts that Parent, Merger Sub, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), the rules and regulations promulgated thereunder or any provision of applicable state, local or foreign law. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent.

(f) Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 4.1 hereof; provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

Section 4.3  Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, if any stockholder of ESS Delaware Common Stock (each, a “Dissenting Stockholder”) shall demand to be paid the “fair value” of its shares of ESS Delaware Common Stock (“Dissenting Share”), as provided in Section 262(d)(2) of the DGCL, such Dissenting Shares shall not be converted into or exchangeable for the right to receive the Merger Consideration (except as provided in this Section 4.3) and shall entitle such Dissenting Stockholder only to be paid the “fair value” of such Dissenting Shares, in accordance with Section 262 of the DGCL, unless and until such Dissenting Stockholder (a) withdraws (in accordance with Section 262(k) of the DGCL) or (b) effectively loses the right to dissent and receive the “fair value” of such Dissenting Shares under Section 262 of the DGCL. ESS Delaware shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment of “fair value” of Dissenting Shares prior to the Effective Time of the Merger. ESS Delaware shall give Parent prompt notice of any written demand by a Dissenting Stockholder to be paid the “fair value” of its Dissenting Shares received by ESS Delaware prior to the Effective Time of the Merger, any attempted withdrawals of such demands and any other instruments received by ESS Delaware relating to stockholders’ rights of appraisal, and Parent shall have the right to participate in all negotiations and proceedings with respect to any such demand or instrument. If any Dissenting Stockholder shall have effectively withdrawn (in accordance with Section 262(k) of the DGCL) or otherwise lost its right to dissent and receive the “fair value” of its Dissenting Shares, then as of the later of the Effective Time of the Merger or the occurrence of such event, the Dissenting Shares held by such Dissenting Stockholder shall be cancelled and converted into and represent solely the right to receive (upon the surrender of the Certificate representing such share) the Merger Consideration, without interest thereon, in accordance with Section 4.1.

(b) Notwithstanding any other provision of this Agreement to the contrary, any legal proceeding made or brought by any of the current or former shareholders of the Company asserting that ESS Delaware is required to purchase for cash at their fair market value any Dissenting Shares (and that have not lost their right to dissent) and that are owned by such shareholder may be considered for purposes of determining whether a Company Material Adverse Effect has occurred hereunder.

Section 4.4  Treatment of ESS Delaware Options and Other Equity Awards.

(a) At the Effective Time of the Merger, each ESS Delaware Option, by virtue of the Merger and without any further action on the part of any holder of any outstanding ESS Delaware Option, that is outstanding immediately prior to the Effective Time of the Merger, whether vested or unvested, exercisable or unexercisable, shall be deemed automatically converted into the right to receive an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of ESS Delaware Common Stock subject to such ESS Delaware Option and (y) the excess, if any, of the Merger Consideration less the exercise price per share of ESS Delaware Common Stock subject to such ESS Delaware Option (the “Option Consideration”) after which it shall be cancelled and extinguished.

(b) The Company and Delaware Merger Sub, and, after the Reincorporation Merger, ESS Delaware, shall take all necessary actions, including obtaining any required consents from holders of outstanding Company Options and ESS Delaware Options, respectively, necessary to effect the transactions described in Sections 2.2 and 4.4(a) above pursuant to the terms of the applicable Company Stock Plans and agreements evidencing the Company Options and the ESS Delaware Options, as applicable. All amounts payable pursuant to Section 4.4(a) shall be paid without interest in accordance with this Agreement. Any payments made pursuant to this Section 4.4 shall be net of all applicable withholding Taxes that Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be required to deduct and withhold from the relevant Option Consideration or Merger Consideration under the Code, the rules and regulations promulgated thereunder or any provision of applicable state, local or foreign law. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”) or (ii) any Company SEC Documents filed by the Company with the United States Securities and Exchange Commission (the “SEC”) after January 1, 2007, the Company represents and warrants to Parent and Merger Sub that the statements contained in this Article V are correct and complete as of the date of this Agreement. Each disclosure set forth in the Company Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific section of this Agreement and disclosure made pursuant to any section thereof shall be deemed to be disclosed on each of the other sections of the Company Disclosure Schedule to the extent the applicability of the disclosure to such other section is reasonably apparent on its face from the disclosure made.

Section 5.1  Organization.

(a) The Company and each Subsidiary of the Company, including Delaware Merger Sub (each, a “Company Subsidiary”). is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to conduct its business as now being conducted, except, as to Company Subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole. The Company and each of the Company Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole. The Company has made available to Parent complete and correct copies of the articles of incorporation and bylaws of the Company and the similar organizational documents of each Company Subsidiary, and all amendments thereto, as currently in effect. Neither the Company nor any Company Subsidiary is in violation of its organizational or governing documents.

(b) Subsidiaries.  Each outstanding share of capital stock or other Equity Interest of each Company Subsidiary is owned, directly or indirectly, by the Company and is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is held by the Company or a Company Subsidiary free and clear of all Liens, except for Permitted Liens (as defined in Section 5.14). There are no outstanding options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other agreements, contracts or commitments that could require any Company Subsidiary to issue, sell or otherwise cause to become outstanding any of its capital stock. Other than the Company Subsidiaries, the Company does not directly or indirectly beneficially own any Equity Interests in any other Person except for non-controlling investments made in the ordinary course of business in entities which are not individually or in the aggregate material to the Company and the Company Subsidiaries as a whole.

Section 5.2  Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and (ii) 10,000,000 shares of preferred stock, no par value (the “Preferred Stock”). As of February 21, 2008, (A) 35,547,323 shares of Common Stock were issued and outstanding, (B) no shares of Preferred Stock were issued and outstanding, and (C) 12,619,152 shares of Common Stock were reserved for issuance pursuant to the Company Stock Plans of which 12,507,953 of Common Stock were subject to outstanding Company Options and 111,199 shares of Common Stock were reserved for issuance pursuant to the ESPP. All of the outstanding shares of the Company’s capital stock are, and all Common Stock which may be issued pursuant to the ESPP and the exercise of outstanding Company Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, free of preemptive rights. Except for issuances of Common Stock pursuant to Company Options described in the first sentence of Section 5.2(b) and issuances of Common Stock pursuant to the ESPP, since its initial public offering, the Company has not issued any Common Stock or designated or issued any shares of Preferred Stock. There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) (“Voting Debt”) of the Company or any Company Subsidiary issued and outstanding. Other than the Company Options described in the first sentence of Section 5.2(b) and the rights outstanding under the ESPP, there are no Equity Interests or outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Common Stock or any capital stock of, or other Equity Interests in, the Company or any Company Subsidiary or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any Company Subsidiary. No Company Subsidiary owns any Common Stock.

(b) All of such Company Options have been granted to employees, consultants and directors of the Company and the Company Subsidiaries in the ordinary course of business pursuant to the Company Stock Plans. Section 5.2(b) of the Company Disclosure Schedule sets forth a listing of all outstanding Company Options as of February 21, 2008 and (i) the date of their grant and the portion of which that is vested as of February 21, 2008 and if applicable, the exercise price therefor, (ii) the date upon which each Company Option would normally be expected to expire absent termination of employment or other acceleration, and (iii) whether or not such Company Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(c) Each Company Option that is designated as an “incentive stock option” is intended to qualify as an “incentive stock option” under the Code. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and: (i) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable laws and the rules of NASDAQ; (ii) the per share exercise price of each Company Option was equal to the fair market value of a share of Common Stock on the applicable Grant Date; and (iii) each such grant was properly accounted for in accordance with GAAP (as defined in Section 5.6(b)) in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents (as defined in Section 5.6(a)) in accordance with the Exchange Act and all other applicable laws.

(d) Section 5.2(d) of the Company Disclosure Schedule sets forth the maximum number of shares of Common Stock that could be purchased with accumulated payroll deductions under the ESPP at the close of business on last day of current offering/purchase period (assuming the fair market value of a share of Common Stock on such date is equal to $1.64 per share and payroll deductions continue at the rate in effect on the date of this Agreement).

(e) Except as set forth in Section 5.2(a), there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any Subsidiary; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any Subsidiary; (iii) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or contract under which the Company or any Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) to the knowledge of the Company, condition or circumstance that could reasonably be expected to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of the capital stock or other securities of the Company or any Subsidiary.

(f) There are no voting trusts or other agreements to which the Company or any Company Subsidiary is a party with respect to the voting of the Common Stock or any capital stock of, or other equity interest of the Company or any of the Company Subsidiaries. Neither the Company nor any Company Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights.

Section 5.3  Corporate Authorization.

(a) Each of the Company and Delaware Merger Sub has all necessary corporate power and corporate authority to enter into and to perform its obligations under this Agreement and the execution, delivery and performance by each of the Company and Delaware Merger Sub of this Agreement have been duly authorized by all necessary action on the part of the Company, the Board of Directors of the Company, Delaware Merger Sub and the Board of Directors of Delaware Merger Sub. This Agreement constitutes the legal, valid and binding obligation of each of the Company and Delaware Merger Sub, enforceable against each of the Company and Delaware Merger Sub in accordance with its terms, subject to (i) the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, which is the only vote of the holders of any of the capital stock of the Company necessary to approve the principal terms of the Reincorporation Merger (the “Company Shareholder Approval”), (ii) the affirmative vote or consent of the Company as the sole stockholder of Delaware Merger Sub, which is the only vote or consent of the holders of any of the capital stock of Delaware Merger Sub necessary to adopt this Agreement with respect to the Reincorporation Merger (and which shall occur immediately following the execution of this Agreement and evidence of which shall be provided to Parent on the date hereof), (iii) following the Reincorporation Closing, the affirmative vote or consent of the holders of a majority of the outstanding shares of ESS Delaware Common Stock, which is the only vote or consent of the holders of any of the capital stock of ESS Delaware necessary to adopt this Agreement with respect to the Merger (the “ESS Delaware Stockholder Approval”), (iv) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (v) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The Board of Directors of the Company, and any applicable special committee of the Board of Directors, by resolutions duly adopted at meetings duly called and held, have (A) determined that entry into this Agreement and consummation of the transactions contemplated by this Agreement are fair to and in the best interests of the Company and the shareholders of the Company, (B) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Reincorporation Merger and the Merger, and (C) recommended in accordance with applicable law that the shareholders of the Company vote in favor of approval of the principal terms of both the Reincorporation Merger and the Merger and the other transactions contemplated by this Agreement (the “Company Recommendation”).

(c) The Board of Directors of Delaware Merger Sub, by resolutions duly adopted, has (A) determined that entry into this Agreement and consummation of the transactions contemplated by this Agreement are fair to and in the best interests of Delaware Merger Sub and the stockholder of Delaware Merger Sub and, following the Effective Time of the Reincorporation Merger, the stockholders of ESS Delaware, (B) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Reincorporation Merger and the Merger, (C) recommended in accordance with applicable law that the Company as the sole stockholder of Delaware Merger Sub adopt this Agreement with respect to the Reincorporation Merger, and (D) subject to the occurrence of the Reincorporation Closing, recommended in accordance with applicable law that, following the Effective Time of the Reincorporation Merger, the stockholders of ESS Delaware adopt the Merger Agreement with respect to the Merger (the “ESS Delaware Recommendation”).

Section 5.4  Governmental Authorization.  The execution, delivery and performance by the Company and Delaware Merger Sub of this Agreement and the consummation by the Company and Delaware Merger Sub of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority other than (i) filings with the Secretary of State of the State of Delaware in connection with the Reincorporation Merger and the Merger, filings with the Secretary of State of the State of California in connection with the Reincorporation Merger, and filings of appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in foreign jurisdictions, (iii) compliance with any applicable requirements of the Securities Act and the Exchange Act (including the filing of the Registration Statement and the Proxy Statement), NASDAQ, and any other applicable U.S. state or federal securities laws, and (iv) any actions or filings the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 5.5  Non-contravention.  The execution, delivery and performance by the Company and Delaware Merger Sub of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles or certificate of incorporation, respectively, or bylaws of the Company or Delaware Merger Sub, (ii) assuming compliance with the matters referred to in Section 5.4, contravene, conflict with or result in a violation or breach of any provision of any applicable law, (iii) assuming compliance with the matters referred to in Section 5.4, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of the Company Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of the Company Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and the Company Subsidiaries (a “Company Agreement”) or (iv) result in the creation or imposition of any Lien, other than Permitted Liens, on any asset of the Company or any of the Company Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 5.6  Company SEC Documents and Financial Statements.

(a) The Company has filed or furnished (as applicable) with the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2005, under the Exchange Act or the Securities Act (such documents, as have been amended or superseded since the time of their filing, collectively, the “Company SEC Documents”). Each Company SEC Document (a) as of its date, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, as in effect on the date so filed and (b) did not, at the time it was filed (or, if subsequently amended or supplemented, at the time of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no Company Subsidiary is separately subject to the reporting requirements of the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) of the Company contained in the Company SEC Documents (collectively, the “Financial Statements”) was prepared in accordance with United States generally accepted accounting principles (“GAAP”), applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis during the periods indicated (except as may be indicated in the Company SEC Documents), and each of the Financial Statements presents fairly, in all material respects, the consolidated financial position of the Company as of the respective dates thereof and the consolidated statements of income, stockholder’s equity and cash flows of the Company for the respective periods indicated therein (subject, in the case of unaudited financial statements, to normal period end adjustments).

Section 5.7  Internal Controls; Sarbanes-Oxley Act.

(a) The Company and the Company Subsidiaries have designed and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed to the Company’s auditors and the audit committee of the Board of Directors of the Company (and made summaries of such disclosures available to Parent) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(b) Since January 1, 2005, the Company has been in compliance in all material respects with (i) all effective provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

(c) Since January 1, 2005, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No current or former attorney representing the Company or any of its Subsidiaries has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its current or former officers, directors, employees or agents to the current Board of Directors of the Company or any committee thereof or to any current director or executive officer of the Company.

(d) To the knowledge of the Company, no employee of the Company or any of the Company Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Neither the Company nor any of the Company Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

Section 5.8  Absence of Certain Changes.

(a) Except as contemplated by this Agreement, since September 30, 2007 (the “Balance Sheet Date”), each of the Company and each Company Subsidiary has conducted its respective business in the ordinary course of business.

(b) From the Balance Sheet Date through the date of this Agreement, there has not been any Company Material Adverse Effect.

Section 5.9  No Undisclosed Liabilities.  Except (a) as reflected or otherwise reserved against on the Financial Statements (including the notes thereto), (b) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (c) for liabilities and obligations incurred under this Agreement or in connection with the transactions contemplated by this Agreement, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise required by GAAP to be recognized or disclosed on a consolidated balance sheet of the Company or any Company Subsidiary or in the notes thereto.

Section 5.10  Litigation.  Except as disclosed in the Company SEC Documents filed prior to the date hereof, there is no material action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of the Company Subsidiaries, any present or former officer, director or employee of the Company or any of the Company Subsidiaries or any Person for whom the Company or any Company Subsidiary may be liable or any of their respective properties before any court or arbitrator or before or by any Governmental Authority.

Section 5.11  Employee Benefit Plans; ERISA.

(a) Section 5.11(a) of the Company Disclosure Schedule sets forth a correct and complete list of all material employee benefit plans, programs, agreements or arrangements, including pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all medical, vision, dental or other health plans, all life insurance plans, and all other material employee benefit plans or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, maintained by the Company or any Company Subsidiary, or to which the Company or any Company Subsidiary contributes or is obligated to contribute thereunder, or with respect to which the Company or any Company Subsidiary has or may have any material liability (contingent or otherwise), in each case, for or to any current or former employees, directors or officers of the Company or any Company Subsidiary and/or their dependents (collectively, the “Benefit Plans”).

(b) All Benefit Plans that are intended to be subject to Code Section 401(a) and any trust agreement that is intended to be tax exempt under Code Section 501(a) have been determined by the Internal Revenue Service to be qualified under Code Section 401(a) and exempt from taxation under Code Section 501(a), and, to the knowledge of the Company, nothing has occurred that would adversely affect the qualification of any such plan. Each Benefit Plan and any related trust subject to ERISA complies in all material respects with and has been administered in substantial compliance with, (A) the applicable provisions of ERISA, (B) all applicable provisions of the Code, (C) all other applicable laws, and (D) its terms and the terms of any collective bargaining or collective labor agreements. Each Benefit Plan which is maintained primarily for the benefit of any current or former employees, directors or officers of the Company or any Company Subsidiary not located primarily in the United States and/or their dependents complies in all material respects with and has been administered in substantial compliance with the laws of the applicable foreign country. Neither the Company nor any Company Subsidiary has received any written notice from any Governmental Authority questioning or challenging such compliance described above. There are no unresolved claims or disputes under the terms of, or in connection with, the Benefit Plans other than claims for benefits which are payable in the ordinary course. There has not been any non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Benefit Plan. No litigation has been commenced with respect to any Benefit Plan and, to the knowledge of the Company, no such litigation is threatened (other than routine claims for benefits in the normal course). There are no governmental audits or investigations pending or, to the knowledge of the Company, threatened in connection with any Benefit Plan.

(c) Neither the Company nor any ERISA Affiliate of the Company (as defined below) (i) has an “obligation to contribute” (as defined in ERISA Section 4212) to a Benefit Plan that is a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)); (ii) sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by applicable law); or (iii) sponsors a Benefit Plan that is a defined benefit pension plan intended to be registered or approved by any foreign Governmental Authority.

(d) Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any defined benefit plan (as defined in ERISA Section 3(35)) subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(e) Neither the Company nor any Company Subsidiary has any obligations for retiree health or life insurance benefits under any Benefit Plan (other than for continuation coverage under Section 4980B(f) of the Code or any similar state, local or foreign law).

(f) Section 5.11(f) of the Company Disclosure Schedule discloses: (i) each payment becoming due to any current or former employee under any Benefit Plan because of this Agreement (or the consummation of the transactions contemplated by this Agreement); (ii) any increase in any benefit otherwise payable under any Benefit Plan; or (iii) any acceleration of the time of payment, vesting or funding of any such benefits under any Benefit Plan in each case caused or triggered by the execution and delivery of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement. No payment or benefit which has been, will or may be made by the Company or any Company Subsidiary with respect to any current or former employee located in the United States in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement would fail to be deductible under Section 162(m) of the Code. Neither this Agreement (or the consummation of the transactions contemplated by this Agreement) nor any other agreement, plan, arrangement or other contract between the Company or any Company Subsidiary and an employee or other service provider that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, will give rise directly or indirectly to the payment of any amount that would be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(g) Correct and complete copies have been delivered or made available to Parent by the Company of all Benefit Plans (including all amendments and attachments thereto); all insurance contracts or other funding arrangements to the degree applicable; the most recent annual information filings (Form 5500) and annual financial reports for those Benefit Plans (where required); the most recent determination letter from the Internal Revenue Service (where required); all material written agreements and contracts relating to each Benefit Plan, including administrative service agreements and group insurance contracts; and the most recent summary plan descriptions for the Benefit Plans (where required) and in respect of Benefit Plans, the most recent actuarial valuation and any subsequent valuation or funding advice (where required, including draft valuations).

(h) No payment pursuant to any Benefit Plans or other arrangement between the Company or a Company Subsidiary and any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including, without limitation, the grant, vesting or exercise of any Company Option, would subject any Person to a Tax pursuant to Section 409A of the Code (based upon a good faith interpretation of Section 409A of the Code and the applicable regulations, notices and other regulatory guidance related thereto), whether pursuant to the consummation of the Merger, any other transactions contemplated by this Agreement or otherwise.

Section 5.12  Taxes.

(a) The Company and each Company Subsidiary have timely filed with the appropriate Tax authority all material Tax Returns required to be filed by them through the date hereof. All such Tax Returns are complete and accurate in all material respects. None of the Company or any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return.

(b) The unpaid Taxes of the Company and each Company Subsidiary did not, as of the dates of the Financial Statements, exceed the reserve for Tax liability set forth on the face of the balance sheets contained in such Financial Statements. Since the date of the most recent Financial Statements, neither the Company nor any of the Company

Subsidiaries have incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past practice.

(c) No material deficiencies for Taxes of the Company and the Company Subsidiaries have been claimed in writing or proposed in writing or assessed by any Tax authority that have not been resolved or settled. To the knowledge of the Company, there are no pending audits of federal, state and local Tax Returns of the Company and the Company Subsidiaries by the relevant Tax authorities. Neither the Company nor the Company Subsidiaries nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) There are no Liens for Taxes upon the assets of the Company and the Company Subsidiaries (other than Permitted Liens).

(e) Neither the Company nor the Company Subsidiaries has any liability for the Taxes of any other Person (other than the Company and the Company Subsidiaries) under Treasury Regulation § 1.1502 — 6 (or any similar provision of state, local, or foreign law), as a transferee, by contract, or otherwise, except where such liability would not have (or reasonably be expected to have) a material effect.

(f) There are no Tax sharing agreements or similar arrangements (including Tax indemnity arrangements) with respect to or involving the Company and the Company Subsidiaries (except for the allocation of Taxes set forth in leases, contracts and commercial agreements entered into in the ordinary course of business and except where such agreement or arrangement would not have (or reasonably be expected to have) a material effect).

(g) Neither the Company nor any of the Company Subsidiaries has agreed, or is required, to make any adjustment under Section 481(a) of the Code for any period after the Closing Date by reason of a change in accounting method or otherwise.

Section 5.13  Contracts.

(a) Except as filed as exhibits to the Company SEC Documents filed prior to the date hereof (copies of which have been made available to Parent), there is no Company Agreement (a) any of the benefits to any party of which will be materially increased, or the vesting of the material benefits to any party of which will be materially accelerated, by the occurrence of any of the transactions contemplated by this Agreement or (b) which, as of the date hereof, (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) involves aggregate expenditures in excess of $500,000, (iii) was not entered into in the ordinary course of business, (iv) that contains “take or pay” provisions applicable to the Company or any Company Subsidiary, (v) that contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company or any Company Subsidiary, or which restricts the conduct of any line of business by the Company or any Company Subsidiary or any geographic area in which the Company or any Company Subsidiary conducts business, or (vi) which would prohibit or materially delay the consummation of the transactions contemplated by this Agreement. Each contract of the type described above in Section 5.13, whether or not set forth in Section 5.13 of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract.” Each Company Material Contract is valid and binding on the Company and each Company Subsidiary party thereto and, to the knowledge of the Company, each other party thereto, as applicable, and in full force and effect (except that (x) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought), and the Company and each Company Subsidiary has performed in all material respects all obligations required to be performed by it under each Company Material Contract and, to the knowledge of the Company, each other party to each Company Material Contract has performed in all material respects all obligations required to be performed by it under such Company Material Contract, except as would not, individually or in the aggregate, be reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole. None of the Company or any Company Subsidiary knows of, or has received notice of, any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract except for violations or defaults that would not, individually or in the aggregate, be reasonably expected to, (1) prevent or materially delay consummation of the Merger or any of the other transactions contemplated by this Agreement, or (2) have a Company Material Adverse Effect.

(b) The Company has delivered or made available to Parent or provided to Parent for review, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts required to be disclosed in Section 5.13 of the Company Disclosure Schedule, which are not filed as exhibits to the Company SEC Documents and the Company Material Contracts required to be disclosed in Section 5.13 of the Company Disclosure Schedule filed as exhibits to the Company SEC Documents are true and complete copies of such contracts.

Section 5.14  Properties.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has good and marketable, indefeasible, fee simple title to, or in the case of leased property and assets, has valid leasehold interests in, all property and assets (whether real, personal, tangible or intangible), except for properties and assets sold since the Balance Sheet Date in the ordinary course of business. None of such property or assets is subject to any Lien, except:

(a) Liens disclosed in the Financial Statements;

(b) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not materially impair the value of such properties or the use of such property by the Company or any of the Company Subsidiaries in the operation of its respective business;

(c) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company and the Company Subsidiaries;

(d) Liens for Taxes, assessments or governmental charges or levies not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the appropriate Financial Statements); or

(e) Liens and other imperfections of title (including matters of record) and encumbrances that do not materially interfere with the conduct of the business of the Company and the Company Subsidiaries, taken as a whole (the foregoing Liens (a)-(e), “Permitted Liens”).

Section 5.15  Intellectual Property.

(a) Section 5.15(a) of the Company Disclosure Schedule contains a complete and accurate list, as of the date hereof, of the following Owned Company IP: (i) all Company Registered IP; and (ii) all unregistered Trademarks used in connection with Company Products; in each case listing, as applicable, (A) the name of the applicant or registrant and current owner, (B) the jurisdiction where the application or registration is located, (C) the Governmental Authority with which the application or registration is filed, (D) the application or registration number, and (E) all proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office or any equivalent authority anywhere else in the world) related to Company Registered IP. The Company and each of the Company Subsidiaries has in a timely manner made all filings, payments, and recordations and taken all other actions reasonably required to obtain and maintain ownership of all Intellectual Property Rights in each material item of Company Registered IP.

(b) Section 5.15(b) of the Company Disclosure Schedule contains a complete and accurate list of all Company Agreements that are material to the Company, in effect as of the date hereof, in each case specifying the date of and parties to the agreement and whether such agreement is exclusive or non-exclusive, (i) under which the Company or any of its Subsidiaries uses or has the right to use any Licensed Company IP, other than non-exclusive licenses and related services agreements for generally commercially available software that is not incorporated into any Company Products or (ii) under which the Company or any of its Subsidiaries has licensed or otherwise permitted others the right to use any Company IP or Company Products (such agreements described in clauses (i) and (ii) above, the “Company IP Agreements”). Neither the Company nor any of its Subsidiaries has granted any exclusive license under any Owned Company IP. To the knowledge of the Company, there are no pending material disputes regarding the scope of any Company IP Agreements, performance under any Company IP Agreements, or with respect to payments made or received under any Company IP Agreements. To the knowledge of the Company (A) no parties to the Company IP Agreements are in breach thereof, and (B) all Company IP Agreements are binding and are in full force and effect except for those Company IP Agreements that by their terms have expired or been terminated since the date hereof.

(c) To the knowledge of the Company, the Company and its Subsidiaries own or otherwise have licensed all Intellectual Property Rights needed to conduct the business of the Company and its Subsidiaries as conducted prior to the Closing Date.

(d) The Company and its Subsidiaries own all right, title and interest in the Owned Company IP, free and clear of all Liens, other than Permitted Liens. Without limiting the foregoing, each Person who is or was an employee or contractor of Company or any of its Subsidiaries and who is or was involved in the creation or development of any Owned Company IP has executed a valid agreement containing an assignment of all Intellectual Property Rights in such employee’s or contractor’s contribution to the Owned Company IP.

(e) Neither the Company nor any of its Subsidiaries is or has been a member of, or a contributor to, any domestic or foreign industry standards body or similar organization which membership or contribution may require the Company or any of its Subsidiaries to grant or offer to any other Third Party any compulsory license or right to any Owned Company IP. No Governmental Authority has any ownership interest in any Owned Company IP, and neither Company nor its Subsidiaries use or have used any funding, facilities, or personnel of any Governmental Authority in connection with the creation of the Owned Company IP in a manner that could give rise to an ownership interest in the Owned Company IP in favor of such Governmental Authority.

(f) The Company and each of its Subsidiaries has taken reasonable and appropriate steps to protect and preserve the confidentiality of the Trade Secrets of Company and its Subsidiaries, and to the knowledge of the Company, there are no unauthorized uses, disclosures or infringements of any such Trade Secrets by any Person.

(g) To the knowledge of the Company, none of the Company or any of its Subsidiaries or any of its or their current products or services or other operation of the Company’s or its Subsidiaries’ business has infringed upon, misappropriated, or otherwise violated, or is infringing upon, misappropriating, or otherwise violating, in any respect the Intellectual Property Rights of any Third Party. To the knowledge of the Company as of the date hereof, no Person or any of such Person’s products or services or other operation of such Person’s business is infringing upon or otherwise violating any Owned Company IP in any material respect.

(h) No action, claim or proceeding alleging infringement, misappropriation, or other violation of any Intellectual Property Right of another Person is pending or, to the knowledge of the Company, has been threatened against Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice or other communication relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Right of another Person by Company or any Subsidiary. The Company and its Subsidiaries are not subject to any order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding of any Governmental Authority that restricts or impairs the use of any Company IP.

(i) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (with or without notice or the lapse of time, or both) result in (i) the Company or its Subsidiaries granting to any Third Party any rights or licenses to any Intellectual Property or Intellectual Property Rights, (ii) any right, including any right of termination, amendment, modification, cancellation or acceleration under any Company IP Agreement, (iii) the loss of or the imposition of any Lien on any Owned Company IP, or (iv) the release, disclosure, or delivery of any Owned Company IP by or to any escrow agent or other Person.

(j) No software incorporated in any Company Product is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that could require, or could condition the use or distribution of any software contained in any Company Product on, the disclosure, licensing, or distribution of any source code for any portion of Owned Company IP in a Company Product.

(k) None of the source code used by Company or any of its Subsidiaries and material to the conduct of the business of the Company, including software contained any of the Company Products, (collectively, “Company Source Code”) has been disclosed by the Company or any of its Subsidiaries, except to its employees or advisers or pursuant to non-disclosure agreements, or, to the knowledge of the Company, by any other Person except as authorized by the Company under a non-disclosure agreement. Neither the Company nor any of its Subsidiaries has provided or licensed, or has any duty or obligation (whether present, contingent, or otherwise) to provide or license, Company Source Code to any escrow agent or other Third Party without a nondisclosure agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the provision, license, or disclosure of any Company Source Code to any Third Party without a nondisclosure agreement.

Section 5.16  Labor Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) there is no collective bargaining or other labor union or foreign work council contract applicable to Persons employed by the Company or any of the Company Subsidiaries to which the Company or any of the Company Subsidiaries is a party (each a “Company Collective Bargaining Agreement”), (ii) no Company Collective Bargaining Agreement is being negotiated by the Company or any of the Company Subsidiaries, (iii) as of the date of this Agreement, there is no strike or work stoppage against the Company or any of the Company Subsidiaries pending or, to the knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any Company Subsidiary and (iv) as of the date of this Agreement, to the knowledge of the Company, none of the Company or any Company Subsidiary has committed any material unfair labor practice in connection with the operation of the respective businesses of the Company and the Company Subsidiaries.

(b) The Company and its Subsidiaries have complied in all material respects with applicable laws, rules and regulations with respect to employment, employment practices, and terms, conditions and classification of employment (including applicable laws, rules and regulations regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, and the Workers’ Adjustment and Retraining Notification Act).

Section 5.17  Compliance with Laws; Permits.

(a) As of the date hereof, the Company and each Company Subsidiary have complied and are in compliance in all material respects with all laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions of all federal, state, local and foreign governments and agencies thereof, which materially affect the business, properties or assets of the Company and each Company Subsidiary, and no notice, charge or assertion has been received by the Company or any Company Subsidiary or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary alleging any material violation of any of the foregoing. All licenses, authorizations, consents, permits and approvals required under such laws, rules and regulations which materially affect the business, properties or assets of the Company and each of its Subsidiary are in full force and effect except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company and each Company Subsidiary is in all material respects in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for the Company and each Company Subsidiary to own, lease and operate its properties or to carry on their respective businesses as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid, and in full force and effect.

(c) None of the Company or any of the Company Subsidiaries, nor to the knowledge of the Company, any of their respective directors, officers, agents, employees or representatives (in each case acting in their capacities as such), has violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or violated Section 8 of the Export Administration Act of 1977, as amended.

(d) Without limiting the other provisions of this Section 5.17, to the knowledge of the Company, none of (A) the Company, or any of the Company Subsidiaries or (B) any of the directors, officers, agents, employees or representatives of the Company or any Company Subsidiary (in each case acting in their capacities as such), has, in the past five (5) years, taken any action or made any omission in violation of, or that would reasonably be expected to cause the Company or Company Subsidiary to be in violation of, any applicable law governing imports into or exports from the United States or any foreign country, transactions with designated individuals and organizations, or relating to economic sanctions or embargoes, money laundering, or compliance with unsanctioned foreign boycotts, including without limitation: the Arms Export Control Act, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Export Administration Act, the 1930 Tariff Act and other U.S. customs laws, the Foreign Corrupt Practices Act, the Export Administration Regulations, the International Traffic in Arms Regulations, the Office of Foreign Assets Control Regulations, the U.S. Customs Regulations, or any regulation, ruling, rule, order, decision, writ, judgment, injunction, or decree of any Governmental Authority issued pursuant thereto.

Section 5.18  Information in the Proxy Statement and the Registration Statement.  The Proxy Statement (and any amendment thereof or supplement thereto), at the date mailed to the Company’s shareholders, at the time of any meeting of Company shareholders to be held in connection with the Reincorporation Merger and at the Effective Time of the Reincorporation Merger and the Effective Time of the Merger, and the Registration Statement (and any amendment thereof or supplement thereto), at the time it is declared effective by the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub expressly for inclusion in the Proxy Statement or the Registration Statement. At the time of any meeting of Company shareholders to be held in connection with the Reincorporation Merger, the Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act and the rules and regulations thereunder.

Section 5.19  Insurance.  The Company maintains insurance coverage with insurers, or maintains self-insurance practices, in such amounts and covering such risks as are, to the knowledge of the Company, in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries (taking into account the cost and availability of such insurance). Section 5.19 of the Company Disclosure Schedule lists each insurance policy to which the Company and each of its Subsidiaries is a party. All such policies are in full force and effect, all premiums due and payable have been paid, and no written notice of cancellation or termination has been received with respect to any such policy. Neither the Company nor any Company Subsidiary is in material breach or default, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or material modification of any such insurance policies. The consummation of the transactions contemplated by this Agreement will not, in and of itself, cause the revocation, cancellation or termination of any such insurance policy.

Section 5.20  Environmental Laws and Regulations.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) Hazardous Materials have not been generated, used, treated or stored on, transported to or from or Released or disposed of on, any Company Property, (ii) the Company and each of the Company Subsidiaries are in compliance with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws with respect to any Company Property, (iii) there are no past, pending or, to the knowledge of the Company, threatened Environmental Claims against the Company or any of the Company Subsidiaries or any Company Property and (iv) to the knowledge of the Company, there are no facts or circumstances, conditions or occurrences regarding the business, assets or operations of the Company or any Company Property that could reasonably be anticipated to form the basis of an Environmental Claim against the Company or any of the Company Subsidiaries or any Company Property.

Section 5.21  Opinions of Financial Advisors.  The Company has received the opinions of Needham & Company, LLC and Sutter Securities Incorporated (the “Company Financial Advisors”), to the effect that, as of the date hereof, the consideration to be received in the Merger by the holders of the ESS Delaware Common Stock is fair to such stockholders from a financial point of view, and such opinion has not been modified or withdrawn.

Section 5.22  Brokers.  No broker, investment banker, financial advisor or other Person, other than the Company Financial Advisors, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Company. True and correct copies of all agreements between the Company and the Company Financial Advisors concerning this Agreement and the transactions contemplated by this Agreement, including, without limitation, any fee arrangements, have been previously made available to Parent, except to the extent such agreements have been redacted with respect to pricing incentives thresholds.

Section 5.23  Affiliate Transactions.  To the knowledge of the Company, no executive officer or director of the Company or any Company Subsidiary or any Person who beneficially owns five percent or more of the Common Stock is a party to any Company Agreement with or binding upon the Company or any Company Subsidiary or any of their respective properties or assets or has any material interest in any property owned by the Company or any of the Company Subsidiaries or has engaged in any material transaction with any of the foregoing within the twelve (12) month period preceding the date of this Agreement, in each case, that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 5.24  Takeover Statutes.  The Board of Directors of the Company has taken all actions necessary to ensure that any restrictions on business combinations contained in the CCC will not apply to the Reincorporation Merger and the other transactions contemplated by this Agreement. No state takeover statute or similar statute or regulation applies to the Company with respect to the Reincorporation Merger, the Merger and the other transactions contemplated by this Agreement.

Section 5.25  Capitalization of Delaware Merger Sub; No Prior Activities.  The authorized capital stock of Delaware Merger Sub consists of 100,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares or preferred stock, with a par value of $0.0001 per share. 10,000 shares of common stock, par value $0.0001, of Delaware Merger Sub are issued and outstanding, all of which are, and immediately prior to the Effective Time of the Reincorporation Merger will be, owned by the Company. Delaware Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time of the Reincorporation Merger will have, no assets, liabilities or obligations of any nature other than those incident to its formation or incurred pursuant to this Agreement or in connection with the Reincorporation Merger, the Merger and the other transactions contemplated by this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Merger Sub represent and warrant to the Company that the statements contained in this Article VI are correct and complete as of the date of this Agreement.

Section 6.1  Organization.  Each of Parent and Merger Sub is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to conduct its business as now being conducted, except, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would have a material adverse effect on the ability of Parent or Merger Sub to obtain financing for or consummate the Merger or other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”).

Section 6.2  Corporate Authorization.  Each of Parent and Merger Sub has all necessary corporate power and corporate authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by each of Parent and Merger Sub of this Agreement has been duly authorized by all necessary action on the part of Parent and Merger Sub. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 6.3  Governmental Authorization.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority other than (i) filings with the Secretary of State of the State of Delaware in connection with the Merger and filings of appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in foreign jurisdictions, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act, NASDAQ, and any other applicable U.S. state or federal securities laws, and (iv) any actions or filings the absence of which would not have a Parent Material Adverse Effect.

Section 6.4  Non-contravention.  The execution, delivery and performance by the Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws (or similar organization documents) of Parent or Merger Sub, (ii) assuming compliance with the matters referred to in Section 6.3, contravene, conflict with or result in a violation or breach of any provision of any applicable law, (iii) assuming compliance with the matters referred to in Section 6.3, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Merger Sub is entitled under any provision of any agreement or other instrument binding upon Parent or Merger Sub or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent or Merger Sub or (iv) result in the creation or imposition of any Lien, other than Permitted Liens, on any asset of Parent or Merger Sub, with such exceptions, in the case of each of clauses (ii) through (iv), as would not have a Parent Material Adverse Effect.

Section 6.5  Sufficient Funds.  As of the Effective Time of the Merger, Parent and Merger Sub will have all of the funds that are necessary to consummate the transactions contemplated by this Agreement and to perform their respective obligations under this Agreement.

Section 6.6  Information in the Proxy Statement and the Registration Statement.  None of the information supplied by Parent or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto), at the date mailed to the Company’s shareholders, at the time of any meeting of Company’s shareholders to be held in connection with the Reincorporation Merger or at the Effective Time of the Reincorporation Merger or the Effective Time of the Merger, or in the Registration Statement (and any amendment thereof or supplement thereto), at the time it is declared effective by the SEC, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 6.7  Guarantee.  Concurrently with the execution of this Agreement, Parent has caused Imperium Master Fund, Ltd. (the “Guarantor”) to deliver to the Company an executed limited guarantee (the “Guarantee”), in the form attached hereto as Exhibit E. The Guarantee is valid and in full force and effect and constitutes the valid and binding obligation of the Guarantor, enforceable in accordance with its terms.

Section 6.8  Solvency of the Surviving Corporation.  Assuming the accuracy of the Company’s representations and warranties set forth in Article V of this Agreement, the Company Disclosure Schedule and the Company SEC Documents, as of the Effective Time of the Merger, after giving effect to the transactions contemplated by this Agreement and actions taken in connection with the financing of these transactions, the Surviving Corporation shall be Solvent. For purposes of this Agreement, the Surviving Corporation will be deemed to be “Solvent” so long, as of any date of determination: (a) each of the Surviving Corporation and its Subsidiaries will not have incurred, or be expected to incur, indebtedness (including contingent and other liabilities) beyond its ability to pay such indebtedness as it matures or becomes due, (b) the then present fair salable value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, exceeds, as of such date, the amount that will be required to pay (x) all liabilities of the Surviving Corporation and its Subsidiaries (including the amount necessary to provide for contingent liabilities) and (y) all existing indebtedness of the Surviving Corporation and its Subsidiaries (including the amount necessary to provide for contingent liabilities) as such indebtedness becomes absolute and matures and (z) each of the Surviving Corporation and its Subsidiaries will not have an unreasonably small amount of capital to carry on their respective business, either (i) as presently conducted or (ii) as intended by Parent to be conducted. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud any present or future creditors of the Surviving Corporation and its Subsidiaries.

Section 6.9  Capitalization of Merger Sub; No Prior Activities.  The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time of the Merger will be, owned by Parent. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time of the Merger will have, no assets, liabilities or obligations of any nature other than those incident to its formation or incurred pursuant to this Agreement or in connection with the Merger and the other transactions contemplated by this Agreement.

Section 6.10  Vote Required.  The Board of Directors of each of Parent and Merger Sub has approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and the Board of Directors of Merger Sub has recommended in accordance with applicable law that the stockholder of Merger Sub adopt this Agreement. No vote of the holders of any class or series of capital stock or other Equity Interests of Parent or Merger Sub is necessary to approve or adopt this Agreement or the transactions contemplated hereby, other than the vote of Parent as the sole stockholder of Merger Sub, which shall occur immediately following the execution of this Agreement and evidence of which shall be provided to the Company on the date hereof.

ARTICLE VII

CONDUCT OF BUSINESS PENDING THE MERGER

Section 7.1  Interim Operations of the Company.  Except as set forth in Section 7.1 of the Company Disclosure Schedule, as required or permitted pursuant to this Agreement or as agreed in writing by Parent (which agreement shall not be unreasonably withheld or delayed), from the date hereof until the Effective Time of the Merger, the Company (and, after the Effective Time of the Reincorporation Merger, ESS Delaware) shall, and shall cause the Company Subsidiaries to, (i) conduct their businesses in the ordinary course, (ii) use commercially reasonable efforts to preserve intact their present business organizations, (iii) use commercially reasonable efforts to maintain satisfactory relations with and keep available the services of their current officers and other key employees, (iv) maintain in effect all material foreign, federal, state and local licenses, approvals and authorizations, including all material licenses and permits that are required for the Company or any Company Subsidiary to carry on its business and (v) use commercially reasonable efforts to preserve existing relationships with customers, lenders, suppliers, distributors and others having business relationships with the Company and the Company Subsidiaries. Without limiting the generality of the foregoing, except as set forth in Section 7.1 of the Company Disclosure Schedule, as required or permitted pursuant to this Agreement or as agreed in writing by Parent (which agreement shall not be unreasonably withheld or delayed), from the date hereof until the Effective Time of the Merger, the Company (and, for the avoidance of doubt, after the Effective Time of the Reincorporation Merger, ESS Delaware) shall not, nor shall it permit any Company Subsidiary to:

(a) amend the articles of incorporation or bylaws of the Company or equivalent documents of any Company Subsidiary or amend the terms of any outstanding security of the Company or any Company Subsidiary;

(b) split, combine, subdivide or reclassify any shares of capital stock of the Company or any Company Subsidiary, other than any such transaction by a Company Subsidiary that remains a wholly owned Company Subsidiary after consummation of such transaction, in the ordinary course of business;

(c) declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to the Company’s capital stock or the capital stock of any Company Subsidiary that is not wholly owned by the Company;

(d) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Equity Interests, except repurchases of unvested shares at cost in connection with the termination of the services relationship with any service provider pursuant to stock option or purchase agreements in effect on the date hereof;

(e) issue, sell, pledge, deliver, transfer, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or grant any options (including Company Options) or warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or any Equity Interests with respect to the Company or any Company Subsidiary, or grant to any Person any right the value of which is based on the value of Common Stock or other capital stock, other than (i) the issuance of Common Stock reserved for issuance on the date hereof pursuant to the exercise of the Company Options disclosed in Section 5.2(b) of the Company Disclosure Schedule and outstanding on the date hereof in the ordinary course of business of the Company Stock Plans, (ii) the grant of Company Options in accordance with the Company Stock Plans in an amount not to exceed 10,000 shares of Common Stock or (iii) the issuance of Common Stock to participants in the ESPP consistent with the terms thereof and as set forth in Section 8.11 hereof;

(f) acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or any series of related transactions (i) except in the ordinary course of business consistent with past practice, any assets having a fair market value in excess of $150,000 or (ii) any Equity Interests in any Person or any business or division of any Person or all or substantially all of the assets of any Person (or business or division thereof);

(g) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its material assets, other than (i) sales in the ordinary course of business, and (ii) dispositions of equipment and property no longer used in the operation of the business;

(h) (i) incur or assume any long-term or short-term indebtedness, except short-term indebtedness made in the ordinary course of business, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, other than with respect to Company Subsidiaries in the ordinary course of business, or (iii) make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, advance or capital contributions to, or investments in, wholly owned Company Subsidiaries made in the ordinary course of business;

(i) except as required by applicable law or by the terms of any agreement, Benefit Plan or other plan existing on the date hereof, make any change in, or accelerate the vesting of, the compensation or benefits payable or to become payable to, or grant any severance or termination pay to, any of its officers, directors, employees, agents or consultants or enter into or amend any employment, consulting, severance, retention, change in control, termination pay, collective bargaining or other agreement or any equity based compensation, pension, deferred compensation, welfare benefits or other employee benefit plan or arrangement, or make any loans to any of its officers, directors, employees, affiliates or agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to a Benefit Plan or otherwise;

(j) except as required by applicable law or by the terms of any agreement, Benefit Plan or other plan existing on the date hereof: (i) pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of the Company or any Company Subsidiary of any amount relating to unused vacation days; or (ii) adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, Company Stock Plan, stock purchase, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment agreement with or for the benefit of any Company or any Company Subsidiary director, officer, employee or agent, whether past or present, or amend any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

(k) except as publicly announced prior to the date hereof, announce, implement or effect any reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any Company Subsidiary other than routine employee terminations;

(l) incur any capital expenditures or any obligations or liabilities in respect thereof in excess of $150,000, in the aggregate, except those contemplated in the capital expenditures budgets for the Company and the Company Subsidiaries previously made available to Parent;

(m) enter into any agreement or arrangement that limits or otherwise restricts the Company, any Company Subsidiary or any successor thereto from engaging or competing in any line of business or in any location;

(n) amend or modify in a material respect or terminate any Company Material Contract or otherwise waive, release or assign any material rights, claims or benefits thereunder, or enter into any contract that would be a Company Material Contract;

(o) settle, pay or discharge any litigation, investigation, arbitration, other than the payment, discharge or satisfaction, in the ordinary course of business, of such claims, liabilities or obligations (i) disclosed or reserved against in the Financial Statements included in the Company SEC Documents filed prior to the date hereof in amounts no greater than the amount reserved with respect to the relevant liability therein or (ii) incurred in the ordinary course of business since the date of such financial statements;

(p) permit any material insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated without reasonable prior notice to Parent;

(q) change any of the accounting methods used by it materially affecting its assets, liabilities or business, except for such changes required by GAAP or Regulation S-X promulgated under the Exchange Act, as concurred in by its independent registered public accountants;

(r) revalue in any material respect any of its material assets, including writing down the value of inventory or writing down notes or accounts receivable, other than in the ordinary course of business;

(s) except as required by applicable law, make or change any material Tax election other than on a basis consistent with past practice, change an annual accounting period, adopt or change any accounting method, file any material amendment to a material Tax Return, enter into any closing agreement with respect to material Taxes, settle or consent to any material Tax Claim, take any affirmative action to surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax Claim;

(t) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger); and

(u) enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize in writing any of the foregoing.

Section 7.2  Proxy Statement and Registration Statement; Company Shareholders’ Meeting.

(a) Subject to the terms of this Agreement, as promptly as reasonably practicable after the date hereof, the Company shall prepare and file with the SEC a proxy statement and prospectus, to be sent to the holders of shares of Common Stock in connection with the Company Shareholders’ Meeting and in connection with obtaining Consent Proxies with respect to the ESS Delaware Stockholder Approval (together with any amendments thereof or supplements thereto, the “Proxy Statement”), and the Company and Delaware Merger Sub shall prepare and file with the SEC a registration statement on Form S-4 (which shall include such proxy statement and prospectus) with respect to the shares of ESS Delaware Common Stock to be issued in connection with the Reincorporation Merger (together with any amendments thereof or supplements thereto, the “Registration Statement”); provided that Parent, Merger Sub and their counsel shall be given reasonable opportunity to review the Proxy Statement and the Registration Statement before they are filed with the SEC and the Company and Delaware Merger Sub shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub or their counsel.

(b) The Company and Delaware Merger Sub, after consultation with Parent, will use commercially reasonable efforts to respond promptly to any comments made by the SEC with respect to the Proxy Statement and the Registration Statement. Parent and Merger Sub shall furnish all information as the Company or Delaware Merger Sub may reasonably request (or as may be required to be included in the Proxy Statement and the Registration Statement) in connection with such actions and the preparation of the Proxy Statement and the Registration Statement and shall, and shall cause their representatives to, cooperate in the preparation thereof. Subject to the terms of this Agreement, as promptly as reasonably practicable after the clearance of the Registration Statement by the SEC, the Company shall mail the Proxy Statement to the holders of shares of Common Stock. Subject to and without limiting the rights of the Board of Directors of the Company pursuant to Section 7.3, the Proxy Statement shall include the Company Recommendation and the ESS Delaware Recommendation. The Company will advise Parent, as promptly as reasonably practicable, after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and shall give Parent, Merger Sub and their counsel reasonable opportunity to review any responses to the SEC and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub or their counsel.

(c) If at any time prior to the Effective Time of the Merger, any information, event or circumstance relating to any party hereto, or their respective officers, directors, affiliates or Representatives, should be discovered by any party hereto which should be set forth in an amendment or a supplement to the Proxy Statement or the Registration Statement so that neither the Proxy Statement nor the Registration Statement contains any untrue statement of material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the party discovering such information, event or circumstance shall promptly inform the other parties hereto and, to the extent required by applicable law, an appropriate amendment or supplement describing such information, event or circumstance shall be promptly prepared and filed by the Company with the SEC and, if required, disseminated to the holders of shares of Common Stock.

(d) The Company or ESS Delaware, as appropriate, shall take all actions required under any applicable federal or state securities or Blue Sky Laws in connection with the issuance of shares of ESS Delaware Common Stock pursuant to the Reincorporation Merger.

(e) Subject to Section 7.3, the Company shall call and hold a meeting of the holders of Common Stock (the “Company Shareholders’ Meeting”) as promptly as reasonably practicable following the date on which the Registration Statement is cleared by the SEC (but taking into account any advance notice or other requirements under applicable law and the organizational documents of the Company) for the purpose of obtaining the Company Shareholder Approval.

Section 7.3  No Solicitation; Unsolicited Proposals.

(a) The Company shall, and shall cause each Company Subsidiary, and each of its Representatives (collectively, the “Company Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Third Parties (other than the Parent and Merger Sub) and each of such Third Parties’ Representatives (collectively, the “Third Party Representatives”) that may be ongoing as of the date hereof with respect to a Takeover Proposal. The Company shall not, and shall cause each Company Subsidiary and shall instruct the Company Representatives not to, (a) directly or indirectly solicit, initiate, or knowingly encourage any Takeover Proposal, (b) enter into any agreement or agreement in principle with respect to a Takeover Proposal or (c) engage in any negotiations or discussions regarding, or furnish or disclose to any Third Party any information with respect to, any Takeover Proposal; provided, however, that at any time prior to obtaining the Company Shareholder Approval, in response to a bona fide Takeover Proposal received by the Company after the date hereof that was not solicited in violation of this Section 7.3(a) and that the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and financial advisors) constitutes, or could reasonably be expected to lead to, a Superior Proposal, the Company may, subject to compliance with Sections 7.3(b) and (c), (x) provide access to its properties, Company Agreements, personnel, books and records and furnish information, data or draft agreements with respect to the Company and the Company Subsidiaries to the Person making such Takeover Proposal (and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives) if the Board of Directors of the Company receives from such Person a confidentiality agreement containing terms no less favorable to the Company, including the “standstill” provisions, than the terms of the confidentiality letter agreement, dated June 25, 2007 between Parent and the Company (the “Confidentiality Agreement”); and (y) participate in discussions or negotiations with the Person making such Takeover Proposal (and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives) regarding such Takeover Proposal.

(b) Notwithstanding any provision of this Section 7.3 or Section 7.2 to the contrary, the Board of Directors of the Company may (a) withdraw (or not continue to make) or modify, or publicly propose to withdraw (or not continue to make) or modify the Company Recommendation, (b) approve, recommend or adopt, or publicly propose to approve, recommend or adopt, a Superior Proposal (any action described in the foregoing clause (a) or this clause (b), a “Company Adverse Recommendation Change”) or (c) enter into an agreement regarding a Superior Proposal, if (x) in the case of an action described in clause (a), clause (b) or clause (c) above, the Board of Directors of the Company has determined in good faith (after consultation with its outside legal counsel) that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the members of the Board of Directors of the Company under applicable law, (y) in the case of an action described in clause (b) or clause (c) above, (A) the Company has given Parent three (3) business days’ prior written notice of its intention to take such action and (B) the Board of Directors of the Company shall have considered in good faith (after consultation with its outside legal counsel and financial advisors) any changes or revisions to this Agreement proposed in writing by Parent and shall not have determined that the Superior Proposal would no longer constitute a Superior Proposal if such changes were to be given effect and (z) in the case of an action described in clause (c) above, (A) the Company has complied in all material respects with its obligations under this Section 7.3 and (B) the Company shall have terminated this

Agreement in accordance with the provisions of Section 11.1(c)(ii) hereof and, in the event that neither Parent nor Merger Sub is in material default hereunder, the Company pays Parent the Company Termination Fee in accordance with Section 11.4(a).

(c) The Company shall advise Parent within two (2) business days of any contact between the Company or its Representatives and any Third Party regarding such Third Party’s intent to make a Takeover Proposal, or the Company’s receipt of any bona fide Takeover Proposal and the material terms thereof. Following determination by the Board of Directors of the Company that a Takeover Proposal constitutes a Superior Proposal, the Company shall provide to Parent oral and written notice within one (1) business day of such determination advising it that the Board of Directors of the Company has made such determination and specifying the material terms of such Superior Proposal (which shall include the identity of the Person making such proposal).

(d) Notwithstanding anything to the contrary contained herein, nothing in this Section 7.3 shall prohibit or restrict the Company or the Board of Directors of the Company from (a) taking or disclosing to the shareholders of the Company a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or (b) making any disclosure to the shareholders of the Company if, in the good faith judgment of the Board of Directors of the Company, such disclosure would be reasonably necessary under applicable law (including Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act); provided, however, that in no event shall this Section 7.3(d) affect the obligations of the Company specified in Section 7.3(b).

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.1  Notification of Certain Matters.  The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any notice or other material communication received by such party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, (b) any claims, actions, suits, proceedings or investigations commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Merger or the other transactions contemplated by this Agreement and (c) any fact, event or circumstance known to such party that would cause or constitute, or would reasonably be expected to cause or constitute, a breach in any material respect of any such party’s representations, warranties, covenants or agreements contained herein or would prevent, delay or impede, or would reasonably be expected to prevent, delay or impede, the consummation of the Merger or any other transaction contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 8.1 shall not limit or otherwise affect any remedies available to the party receiving such notice or prevent or cure any misrepresentations, breach of warranty or breach of covenant or failure to satisfy the conditions to the obligations of the parties under this Agreement. This Section 8.1 shall not constitute a covenant or agreement for purposes of Sections 9.2(b) or 9.3(b).

Section 8.2  Access to Information; Confidentiality.

(a) Subject to Section 8.2(b), the Company shall, and shall instruct each Company Subsidiary and each of its and their respective Company Representatives to: (a) provide to Parent and Merger Sub and each of their respective Parent Representatives reasonable access at reasonable times and upon reasonable prior notice to the Company, to the officers, employees, agents, properties, offices and other facilities of the Company or Company Subsidiary and to the books and records thereof and (b) furnish, or cause to be furnished, such reasonably available information concerning the business, properties, Company Agreements, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent, Merger Sub or the Parent Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor any Company Subsidiary shall be required to provide access to or disclose information where such access or disclosure would (a) interfere in any significant manner with the operation or business of the Company or any Company Subsidiary, (b) jeopardize the attorney-client privilege of the Company or any Company Subsidiary or (c) contravene any applicable law, binding contract to which the Company or any Company Subsidiary is party or any privacy policy applicable to the Company’s or any Company Subsidiary’s customer information.

(b) With respect to any information disclosed or provided by the Company, any Company Subsidiary or any Company Representative to Parent, any of its affiliates or any Parent Representative pursuant to, or in accordance with, this Agreement, Parent and Merger Sub shall comply with, and shall cause the Parent Representatives to comply with, the Confidentiality Agreement. The Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the earlier of (a) the Effective Time of the Merger or (b) the expiration of the Confidentiality Agreement according to its terms, and shall survive any termination of this Agreement.

Section 8.3  Consents and Approvals.

(a) Each of the Company, Delaware Merger Sub, Parent and Merger Sub shall use its commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Authority any consents, licenses, permits, waivers, clearances approvals, authorizations or orders required to be obtained or made by Parent, Merger Sub, the Company or Delaware Merger Sub or any of their respective Subsidiaries, or avoid any action or proceeding by any Governmental Authority (including, without limitation, those in connection with the HSR Act), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, (iii) make or cause to be made the applications or filings required to be made by Parent, Merger Sub, the Company or Delaware Merger Sub or any of their respective Subsidiaries under or with respect to the HSR Act, if applicable, or any other applicable laws in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and pay any fees due in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within ten (10) business days after the date hereof, (iv) comply at the earliest practicable date with any request under or with respect to the HSR Act, if applicable, and any such other applicable laws for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the Department of Justice or any other Governmental Authority in connection with such applications or filings or the transactions contemplated by this Agreement and (v) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making (A) any filing under or with respect to the HSR Act or any such other applicable laws and (B) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Authority. Each of the Company and Parent shall, and shall cause their respective affiliates to, furnish to the other party all information necessary for any such application or other filing to be made in connection with the transactions contemplated by this Agreement. Each of the Company and Parent shall promptly inform the other of any material communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such application or filing. If a party hereto intends to independently participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry, then such party shall give the other party reasonable prior notice of such meeting and invite Representatives of the other party to participate in the meeting with the Governmental Authority unless prohibited by such Governmental Authority. The parties shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing.

(b) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any Third Party consents (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) required to be disclosed in the Company Disclosure Schedule (including, without limitation, any Company Agreement identified in Section 5.5 of the Company Disclosure Schedule) or (iii) required to prevent a Company Material Adverse Effect from occurring prior to or after the consummation of the transactions contemplated by this Agreement; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, notices, consents, approvals or waivers are required to be given or obtained, or should be given or obtained, from parties to any Company Material Contract in connection with consummation of the transactions contemplated by this Agreement and seeking any such actions, notices, consents, approvals or waivers. In the event that either party shall fail to obtain any Third Party consent described in the first sentence of this Section 8.3(b), such party shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to mitigate any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the consummation of the Merger, from the failure to obtain such consent. Notwithstanding the foregoing, neither Parent nor Merger Sub shall be required to, and neither the Company nor any Company Subsidiary will without the written consent of Parent, make any material payment to any Third Party or agree to any limitation on the conduct of its business, in order to obtain any such consent.

(c) Each of Parent and the Company shall promptly notify the other in writing of any pending or, to the knowledge of Parent or the Company (as the case may be), threatened action, suit, arbitration or other proceeding or investigation by any Governmental Authority or any other Person (i) challenging or seeking damages in connection with the transactions contemplated by this Agreement or (ii) seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement or otherwise limit in any material respect the right of Merger Sub or any affiliate of Merger Sub to own or operate all or any portion of the businesses or assets of the Company or any Company Subsidiary. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such action or proceeding and shall consider Parent’s views with respect to such action or proceeding and shall not settle any such action or proceeding without the prior written consent of Parent. Notwithstanding the foregoing, the Company shall not be required to provide any notice or information to Parent the provision of which the Company, after consultation with counsel, in good faith determines is reasonably likely to adversely affect the Company’s or any of its Representatives’ attorney client or other privilege with respect to such information; it being acknowledged that the parties shall use their commercially reasonable efforts (which, for the avoidance of doubt, shall not require obtaining the consent, approval or authorization of any Third Party (other than such Representatives) or Governmental Authority) to cause such notice or information to be provided in a manner that does not so adversely affect the Company’s or any such Representative’s attorney client or other privilege.

(d) If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority challenging the transactions contemplated by this Agreement as violative of any applicable law, each of the Company and Parent shall, and shall cause their respective Representatives to, cooperate and use their commercially reasonable efforts to contest and resist, except insofar as the Company and Parent may otherwise agree, any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding anything set forth in this Agreement, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or ESS Delaware prior to the Effective Time of the Merger. Prior to the Effective Time of the Merger, the Company and ESS Delaware shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over their respective business operations.

(f) Notwithstanding anything set forth in Section 8.3 and any other provision hereof, in connection with the receipt of any necessary governmental approvals or clearances (including under the HSR Act, if any), neither Parent nor the Company shall be required to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Parent, the Company or their respective Subsidiaries or the conduct of their business in a specified manner.

Section 8.4  Publicity.  So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective controlled affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without the prior consent of the other party, unless such party determines, after consultation with outside counsel, that it is required by applicable law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement, in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other parties to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the party seeking to issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement shall not be required to provide any such review or comment to the other party in connection with any disclosure contemplated by Section 7.2 or Section 7.3, subject to the compliance of such party with the terms and conditions thereof.

Section 8.5  Directors’ and Officers’ Insurance and Indemnification.

(a) For a period of six (6) years after the Effective Time of the Merger, Parent and the Surviving Corporation shall honor and fulfill in all respects the obligations of the Company and its Subsidiaries to the fullest extent permissible under applicable provisions of the CCC (i) under the articles of incorporation and bylaws of the Company (and the equivalent organizational documents of all such Company Subsidiaries) in effect on the date hereof and (ii) under any indemnification or other similar agreements (the “Indemnification Agreements”) in effect on the date hereof, as listed in Section 8.5 of the Company Disclosure Schedule, between the Company or any of its Subsidiaries and the current and former directors, officers and other employees of the Company or any Company Subsidiary (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as directors, officers or employees occurring at or prior to the Effective Time of the Merger, including in connection with the approval of this Agreement and the transactions contemplated by this Agreement; provided, however, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

(b) The Surviving Corporation shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification pursuant to Section 8.5(a) pursuant to the procedures set forth, and to the extent provided in the articles of incorporation and bylaws of the Company and the Company Subsidiaries or the Indemnification Agreements as in effect on the date hereof; provided, however, that any Person to whom expenses are advanced undertakes, to the extent required by the articles of incorporation and bylaws of the Company or the CCC, to repay such advanced expenses if it is ultimately determined that such Person is not entitled to indemnification.

(c) For a period of six (6) years after the Effective Time of the Merger, the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the articles of incorporation and bylaws of the Company. The Indemnification Agreements with Covered Persons in existence on the date of this Agreement that survive the Merger shall continue in full force and effect in accordance with their terms.

(d) The Company shall obtain a prepaid policy or prepaid policies at or prior to the Effective Time of the Reincorporation Merger, which policy or policies shall provide the Covered Persons with officers’ and directors’ liability insurance (“D&O Insurance”) coverage of equivalent amount and on no more favorable terms than that provided by the Company’s current D&O Insurance for an aggregate period of at least six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time of the Merger, including in connection with the approval of this Agreement and the transactions contemplated by this Agreement. Parent and the Surviving Corporation shall maintain any such policies in full force and effect for the full policy period thereunder, and continue to honor the Company’s and the Surviving Corporation’s obligations thereunder.

(e) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 8.5.

(f) The Covered Persons (and their successors and heirs) are intended third party beneficiaries of this Section 8.5, and this Section 8.5 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby.

Section 8.6  State Takeover Laws.  If any “control share acquisition,” “fair price” or other anti-takeover laws or regulations enacted under state or federal laws becomes or is deemed to become applicable to the Company, ESS Delaware, the Reincorporation Merger, the Merger or any of the transaction contemplated by this Agreement, then the Boards of Directors of the Company, Delaware Merger Sub and ESS Delaware shall take all action necessary to render such statute (or the applicable provisions thereof) inapplicable to the foregoing.

Section 8.7  Section 16.  Prior to the Effective Time of the Merger, the Company and ESS Delaware shall, and shall be permitted to, take all such steps as may reasonably be necessary to cause the transactions contemplated by this Agreement, including any dispositions of shares of ESS Delaware Common Stock (including any derivative securities with respect to such shares of ESS Delaware Common Stock) by each Person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or ESS Delaware, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.8  Obligations of Merger Sub; Contribution to Merger Sub.  Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreements upon the terms and subject to the conditions set forth herein. Parent shall make available, or cause to be made available, to Merger Sub funding in an amount of at least $10,000,000 prior to the Effective Time of the Merger.

Section 8.9  Assumption of Benefit Plans; Employee Benefits Matters.

(a) Concurrently with the Effective Time of the Reincorporation Merger, ESS Delaware shall assume and continue the Company Stock Plans, the Benefit Plans and all other benefit plans of the Company and the Company Subsidiaries, and the Boards of Directors of the Company, Delaware Merger Sub and ESS Delaware shall take such action as is reasonably necessary or appropriate to cause such assumption to occur at the Effective Time of the Reincorporation Merger.

(b) Except as provided in this Section 8.9(b), Parent and the Surviving Corporation shall have no obligation to continue after the Effective Time of the Merger any plan or arrangement in effect immediately before the Effective Time of the Merger (except as otherwise required by applicable law, including without limitation ERISA and the Code) for current or former employees, officers or directors of the Company, ESS Delaware or any Subsidiary, and shall have the discretion to continue or terminate any of such programs, or to merge any of them into plans or arrangements in effect for other employees of Parent or the Surviving Corporation; provided, however, that Parent and the Surviving Corporation shall, for a period of at least one year following the Effective Time of the Merger, provide substantially comparable plans or arrangements in effect immediately before the Effective Time of the Merger for current or former employees, officers or directors of ESS Delaware or any Subsidiary in a manner determined in the discretion of Parent. To the extent legally permitted, employees of ESS Delaware or any Subsidiary shall receive credit for purposes of eligibility to participate and vesting under any employee pension benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its Subsidiaries and for the purpose of eligibility and determining the amount of any benefit with respect to any employee welfare benefit plan, program or arrangement established or maintained by the Surviving Corporation for service accrued or deemed accrued prior to the Effective Time of the Merger with ESS Delaware or any Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. Parent shall also cause the Surviving Corporation to perform the ESS Delaware’s obligations under the change in control and other agreements specifically set forth in Section 8.9 of the Company Disclosure Schedule between ESS Delaware, as the successor to the Company, and certain of its officers and employees unless any such officer or employee agrees otherwise.

Section 8.10  Termination of 401(k) Plan.  Unless Parent directs the ESS Delaware otherwise in writing no later than five (5) business days prior to the Effective Time of the Merger, the Board of Directors of ESS Delaware shall adopt resolutions terminating, effective as of and contingent upon the Effective Time of the Merger, any Benefit Plan assumed by ESS Delaware which is intended to meet the requirements of section 401(k) of the Code (each such Benefit Plan, a “401(k) Plan”). At the Closing, ESS Delaware shall provide Parent with (i) executed resolutions of the Board of Directors of ESS Delaware authorizing such termination and (ii) an executed copy of any necessary amendment to each such 401(k) Plan in a form reasonably satisfactory to Parent that is intended to assure compliance with all applicable requirements of the Code and the regulations thereunder.

Section 8.11  Treatment of Employee Stock Purchase Plan.  The Company shall take all actions that may be reasonably necessary to: (i) cause any outstanding offering period under the ESPP to be terminated as of the last business day prior to the Reincorporation Closing Date (the last business day prior to the Reincorporation Closing Date being referred to as the “Designated Date”); (ii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period, but otherwise treat such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP; (iii) cause the exercise as of the Designated Date of each outstanding Purchase Right under the ESPP; and (iv) provide that no further offering period or purchase period shall commence under the ESPP after the Designated Date; provided, however, that the actions described in clauses “(i)” through “(iv)” of this Section 8.11 shall be conditioned upon the consummation of the Reincorporation Merger. On the Designated Date, the Company shall apply the funds credited as of such date under the ESPP within each participant’s payroll withholding account to the purchase of whole shares of Common Stock in accordance with the terms of the ESPP. The Company shall terminate the ESPP at or prior to the Effective Time of the Reincorporation Merger in compliance with the terms of the ESPP.

Section 8.12  Approval of the Merger.  Subject to the occurrence of the Reincorporation Merger, on the Reincorporation Closing Date immediately following the Effective Time of the Reincorporation Merger, the Board of Directors of ESS Delaware shall make the ESS Delaware Recommendation. Immediately thereafter, ESS Delaware shall, and shall cause the authorized officers of the Company named in proxies to act by written consent and/or powers of attorney from holders of Company Common Stock (“Consent Proxies”) and received by the Company prior to the Effective Time of the Reincorporation Merger to, give a written consent with respect to the shares of ESS Delaware Common Stock that are the subject of such Consent Proxies (and that are held by the grantors of such Consent Proxies at the time of delivery of such written consent) giving the ESS Delaware Stockholder Approval in accordance with applicable law, and shall immediately thereafter deliver such written consent to an officer or agent of ESS Delaware having custody of the book in which proceedings of meetings of stockholders are recorded.

Section 8.13  Assumption of Registration Statements.  The Company, Delaware Merger Sub and ESS Delaware shall take such steps as may reasonably be necessary or appropriate, if any, to cause ESS Delaware to, at the Effective Time of the Reincorporation Merger, assume or otherwise become the successor issuer under any and all registration statements of the Company filed with the SEC that are in effect at the Effective Time of the Reincorporation Merger.

Section 8.14  Maintenance of NASDAQ Listing.   The Company shall use its commercially reasonable efforts to cause the shares of ESS Delaware Common Stock to be issued in the Reincorporation Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Reincorporation Closing Date.

Section 8.15  Resignation of Directors.  The Company shall use commercially reasonable efforts to obtain and deliver to Parent at or prior to the Reincorporation Closing the resignation of each of Alfred Stein and Peter Mok as a member of the Board of Directors of the Company and of any of its Subsidiaries on which he sits (including Delaware Merger Sub), and from any Committees of such Boards of Directors on which he sits, effective immediately prior to the Effective Time of the Reincorporation Merger.

ARTICLE IX

CONDITIONS TO THE REINCORPORATION MERGER

Section 9.1  Conditions to the Reincorporation Merger.  The occurrence of the Reincorporation Closing shall be subject to the satisfaction, or waiver by each of Parent, the Company and Delaware Merger Sub, at or prior to the Effective Time of the Reincorporation Merger of the following conditions:

(a) the Company Shareholder Approval shall have been obtained in accordance with applicable law;

(b) all filing and waiting periods applicable (including any extensions thereof) to the consummation of the Merger under the HSR Act, if any, shall have expired or been terminated;

(c) no statute, rule or regulation shall have been enacted or promulgated by any Governmental Authority which prohibits the consummation of the Reincorporation Merger or the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Reincorporation Merger or the Merger;

(d) all actions by or in respect of, or filings with, any Governmental Authority, required to permit the consummation of the Reincorporation Merger and the Merger shall have been taken, made or obtained; and

(e) as of the Reincorporation Closing Date, the Company shall have received Consent Proxies given to one or more of its authorized officers from a sufficient number of holders of Company Common Stock to allow any such officer or officers, following the Reincorporation Closing, to act on behalf of the holders of ESS Delaware Common Stock immediately after such Reincorporation Merger and give the ESS Delaware Stockholder Approval by written consent in accordance with applicable law.

Section 9.2  Additional Conditions For the Benefit of Parent.  The occurrence of the Reincorporation Closing shall also be subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the Reincorporation Merger of the following conditions:

(a) the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and the Reincorporation Closing Date as if made at and as of the Agreement Date or the Reincorporation Closing Date, as applicable, (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except for such failures to be true and correct which would not have, individually or in the aggregate, or would not reasonably be expected to have, a Company Material Adverse Effect (it being understood that, for the purposes of determining the effect of such failures, all Company Material Adverse Effect and materiality qualifiers contained in such representations and warranties shall be disregarded); provided, however, the representations and warranties contained in Sections 5.1(b), 5.2(a) 5.3 and 5.21 shall be true and correct in all material respects;

(b) the Company shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Reincorporation Closing Date;

(c) the Company shall have delivered to Parent a certificate, dated as of the Reincorporation Closing Date, signed by the Chief Executive Officer of the Company, to the effect that each of the conditions set forth in Section 9.2(a) and 9.2(b) is satisfied in all respects;

(d) since the date of this Agreement, there shall not have occurred any event, change, occurrence or development that, individually or in the aggregate, has a Company Material Adverse Effect; and

(e) Parent and Merger Sub shall have received from the Company audited consolidated financial statements of the Company as of and for the year ended December 31, 2007, audited by PricewaterhouseCoopers LLP and prepared in accordance with GAAP, setting forth the assumptions and accounting policies related thereto. PricewaterhouseCoopers LLP shall have issued a customary audit opinion with respect to such financial statements, and the Company shall have not have received any notice from PricewaterhouseCoopers LLP that such opinion and related financial statements may no longer be relied upon.

Section 9.3  Additional Conditions to Obligations of the Company and Delaware Merger Sub.  In addition, the occurrence of the Reincorporation Closing shall be subject to the satisfaction, or waiver by both the Company and Delaware Merger Sub, at or prior to the Effective Time of the Reincorporation Merger of each of the following conditions:

(a) the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and the Reincorporation Closing Date as if made at and as of the date of this Agreement or the Reincorporation Closing Date, as applicable, (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except for such failures to be true and correct which do not, individually or in the aggregate, have a Parent Material Adverse Effect (it being understood that, for the purposes of determining the effect of such failures, all Parent Material Adverse Effect and materiality qualifiers contained in such representations and warranties shall be disregarded); and

(b) Parent and Merger Sub shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by Parent or Merger Sub, as applicable, on or prior to the Reincorporation Closing Date; and

(c) Parent and Merger Sub shall have delivered to the Company a certificate, dated as of the Reincorporation Closing Date, signed by any authorized officer of each of Parent and Merger Sub, to the effect that each of the conditions set forth in Section 9.3(a) and 9.3(b) is satisfied in all respects.

Section 9.4  Frustration of Reincorporation Closing Conditions.  None of the Company, Delaware Merger Sub, Parent or Merger Sub may rely on the failure of any condition set forth in Article IX to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement or use its commercially reasonable efforts to consummate and make effective the transactions contemplated by this Agreement.

ARTICLE X

CONDITIONS TO THE MERGER

Section 10.1  Conditions to the Merger.  The Closing shall be subject to the satisfaction, or waiver by both Parent and ESS Delaware, at or prior to the Effective Time of the Merger of the following conditions:

(a) the Reincorporation Closing shall have occurred;

(b) the ESS Delaware Stockholder Approval shall have been obtained in accordance with applicable law; and

(c) no statute, rule or regulation shall have been enacted or promulgated by any Governmental Authority which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Merger.

Section 10.2  Frustration of Closing Conditions.   None of ESS Delaware, Parent or Merger Sub may rely on the failure of any condition set forth in Article X to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement or use its commercially reasonable efforts to consummate and make effective the transactions contemplated by this Agreement.

ARTICLE XI

TERMINATION

Section 11.1  Termination.  This Agreement may be terminated, and the Reincorporation Merger and the Merger may be abandoned, at any time prior to the Effective Time of the Reincorporation Merger, by action taken or authorized by the Board of Directors of the terminating party, whether before or after the Company Shareholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if (i) the Company Shareholder Approval is not obtained at the Company Shareholders’ Meeting or any adjournment or postponement thereof at which approval of the principal terms of the Reincorporation Merger and the other transactions contemplated by this Agreement is voted upon or (ii) the Company Shareholder Approval is obtained at the Company Shareholders’ Meeting or any such adjournment or postponement thereof, but the Company shall not receive Consent Proxies given to one or more of its authorized officers from a sufficient number of holders of Company Common Stock to allow any such officer or officers, following the Reincorporation Closing, to act on behalf of the holders of ESS Delaware Common Stock immediately after such Reincorporation Merger and give the ESS Delaware Stockholder Approval by written consent in accordance with applicable law;

(ii) if the Reincorporation Merger shall not have been consummated by the date that is six (6) months from the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b)(ii) shall not be available to any party if any action of such party (including, in the case of Parent, Merger Sub and in the case of the Company, Delaware Merger Sub) or the failure by any party (including, in the case of Parent, Merger Sub and in the case of the Company, Delaware Merger Sub) to perform any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Reincorporation Merger and the other transactions contemplated by this Agreement to be consummated on or before the Outside Date; or

(iii) if a Governmental Authority shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Reincorporation Merger or the Merger, which order, decree or ruling is final and nonappealable.

(c) by the Company:

(i) if (A) Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the closing condition set forth in Section 9.3(b) would not be satisfied or (B) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 9.3(a) would not be satisfied, and, in the case of clause (A) or clause (B), such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (x) the Outside Date and (y) thirty (30) business days after Parent or Merger Sub receives written notice of such breach from the Company; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.1(c)(i) if the Company or Delaware Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement; or

(ii) if, prior to the obtaining of the Company Shareholder Approval, (A) the Board of Directors of the Company has received a Superior Proposal, (B) the Board of Directors of the Company has determined in good faith (after consultation with its outside legal counsel) that the failure to accept such Superior Proposal is reasonably likely to be inconsistent with the fiduciary duties of the members of the Board of Directors of the Company to the shareholders of the Company under applicable law, (C) the Company has complied in all material respects with Section 7.3 and (D) the Company pays the Company Termination Fee to Parent in accordance with Section 11.4; or

(d) by Parent:

(i) if (A) the Company or Delaware Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company or Delaware Merger Sub such that the closing condition set forth in Section 9.2(b) would not be satisfied or (B) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 9.2(a) would not be satisfied, and, in the case of clause (A) or clause (B), such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (x) the Outside Date and (y) thirty (30) business days after the Company receives written notice of such breach from Parent; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 11.1(d)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement; or

(ii) if, prior to the obtaining of the Company Shareholder Approval, (A) a Company Adverse Recommendation Change shall have occurred, (B) the Company has failed to include the Company Recommendation or the ESS Delaware Recommendation in the Proxy Statement or (C) the Board of Directors of the Company approves, recommends or adopts, or publicly proposes to approve, recommend or adopt, a Takeover Proposal or approves or recommends that holders of Common Stock tender their shares of Common Stock in any tender offer or exchange offer that is a Takeover Proposal.

Section 11.2  Effect of Termination.  Except as otherwise set forth in this Section 11.2, in the event of a termination of this Agreement by either the Company or Parent as provided in Section 11.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub, the Company or Delaware Merger Sub hereunder; provided, however, that the provisions of this Section 11.2, Sections 8.2(b), 11.3, 11.4 and Article XII shall remain in full force and effect and survive any termination of this Agreement. In no event shall any party be liable for punitive damages.

Section 11.3  Fees and Expenses.  Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection herewith and the transactions contemplated by this Agreement shall be paid by the party incurring, or required to incur, such expenses, whether or not the Reincorporation Merger or the Merger is consummated.

Section 11.4  Company Termination Fee.

(a) If this Agreement is terminated by the Company pursuant to Section 11.1(c)(ii), or by Parent pursuant to Section 11.1(d) but only in a case where the Company has breached its obligations and covenants in Section 7.3 by affirmatively soliciting a Takeover Proposal, then the Company shall pay to Parent (or as directed by Parent), by wire transfer of same day funds, $1,981,000 plus reimbursement of Parent’s and its affiliates’ reasonable expenses incurred in connection with the transactions contemplated by this Agreement up to, but not in excess of, $500,000 (collectively, the “Company Termination Fee”), as promptly as practicable (and, in any event, within two (2) business days following such termination). If this Agreement is terminated by either the Company or Parent pursuant to Section 11.1(b)(i) or by Parent pursuant to Section 11.1(d)(ii), then, in the event that, (a) at any time after the date of this Agreement and prior to the occurrence of the action or event that gave rise to Parent’s right to terminate pursuant to Section 11.1(b)(i) or Section 11.1(d)(ii), as applicable, any Third Party shall have publicly made, proposed, communicated or disclosed an intention to make a bona fide Takeover Proposal, which bona fide Takeover Proposal was not retracted or rescinded prior to the occurrence of the action or event that gave rise to Parent’s right to terminate pursuant to Section 11.1(b)(i) or Section 11.1(d)(ii), as applicable, and (b) within nine (9) months of the termination of this Agreement, the Company enters into a definitive agreement with any Third Party with respect to a Takeover Proposal or any Takeover Proposal is consummated by such Third Party, then the Company shall pay, or cause to be paid, to Parent, by wire transfer of same day funds, the Company Termination Fee, such payment to be made upon the consummation of such Takeover Proposal. For purposes of this Section 11.4(a), each reference in the definition of Takeover Proposal to “20 percent (20%)” will be deemed to be references to “50 percent (50%).”

(b) If paid, the Company Termination Fee shall be the sole and exclusive remedy of Parent, Merger Sub and their affiliates against the Company, any Company Subsidiary and any Company Representative for any loss or damage suffered as a result of the breach of any representation, warranty or covenant contained in this Agreement by the Company, any Company Subsidiary or any Company Representative and the failure of the Reincorporation Merger or the Merger to be consummated and, upon payment of the Company Termination Fee in accordance with Section 11.4(a), none of the Company, any Company Subsidiary or any Company Representative shall have further liability or obligation to Parent, Merger Sub or any other Person relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Company Termination Fee on more than one occasion.

(c) The Company acknowledges that the agreements contained in this Section 11.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. If the Company fails to pay the Company Termination Fee when due, and, in order to obtain such payment Parent commences a suit which results in a judgment against the Company for all or any portion of the Company Termination Fee, the Company shall pay to Parent its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such suit.

ARTICLE XII

MISCELLANEOUS

Section 12.1  Amendment and Modification; Waiver.

(a) Subject to applicable law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of shareholders of the Company contemplated hereby, by written agreement of the parties hereto; provided, however, that after the approval of the principal terms of the Reincorporation Merger and the Merger (and the other transactions contemplated by this Agreement) by the shareholders of the Company and the stockholders of ESS Delaware, respectively, no amendment shall be made which by law requires further approval by such shareholders or stockholders, respectively, without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b) At any time prior to the Effective Time of the Merger, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 12.2  Non-survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time of the Merger. This Section 12.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time of the Merger.

Section 12.3  Notices.  Any notices or other communications required or permitted under, or otherwise made in connection with this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail (but, in the case of electronic mail, only if followed by transmittal by national overnight courier or hand for delivery on the next business day), (c) upon receipt after dispatch by registered or certified mail, postage prepaid or (d) on the next business day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:

(a)	if to Parent or Merger Sub, to:

Imperium Partners Group, LLC 153 East 53rd Street, 29th Floor New York, New York 10022 Attention: John Michaelson Maurice Hryshko Facsimile: (212) 433-1361

with a copy to:

Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, California 94304
Attention: Lior O. Nuchi
Facsimile: (650) 233-4545

(b)	if to the Company, Delaware Merger Sub or ESS Delware, to:

ESS Technology, Inc.
48401 Fremont Boulevard
Fremont, California 94538
Attention: Robert L. Blair
Facsimile: (510) 492-1098

with copies to:

Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Attention: Christopher L. Kaufman Jamie K. Leigh Joshua M. Dubofsky Facsimile: (650) 463-2600

and

Orrick, Herrington & Sutcliffe LLP 1020 Marsh Road Menlo Park, California 94025 Attention: Peter Cohn Lowell Ness Facsimile: (650) 463-7401

Section 12.4  Certain Definitions.  For the purposes of this Agreement, the term:

“business day” means any day, other than Saturday, Sunday or a legal holiday under the laws of the States of New York or California.

“Common Stock” means the common stock of the Company, no par value.

“Company IP” means Owned Company IP and Licensed Company IP.

“Company Material Adverse Effect” shall mean any event, change, occurrence or development that has a material adverse effect on the business, results of operations or financial condition of the Company and the Company Subsidiaries taken as a whole; provided, that in no event shall any of the following events, changes, or occurrences alone or in combination (or the effects or consequences thereof) constitute a “Company Material Adverse Effect” or be considered in determining whether a “Company Material Adverse Effect” has occurred or is likely or expected to occur: (i) conditions (or changes therein) in any industry or industries in which the Company operates to the extent that such conditions do not have a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other companies of comparable size to the Company operating in such industry or industries, (ii) general economic conditions (or changes therein) in the United States, in any country in which the Company or any of the Company Subsidiaries conducts business or in the global economy as a whole, (iii) any generally applicable change in law, rule or regulation or GAAP or interpretation of any of the foregoing to the extent that such conditions do not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other companies of comparable size to the Company operating in such industry or industries, (iv) conditions arising out of acts of terrorism, war, weather conditions or other force majeure events, (v) the public announcement or pendency of this Agreement or any of the transactions contemplated by this Agreement, including the impact thereof on the relationships of the Company or the Company Subsidiaries with customers, suppliers, distributors, consultants, employees or independent contractors or other Third Parties with whom the Company or any Company Subsidiary has any relationship, (vi) changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), and (vii) any failure by the Company to meet any published analyst estimates or expectations, in and of itself, or any failure by the Company to meet its internal projections or forecasts, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account) and (viii) any legal proceedings made or brought by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) arising out of or related to this Agreement or any of the transactions contemplated by this Agreement.

“Company Products” means products distributed and services performed by the Company or its Subsidiaries.

“Company Property” means any real property and improvements, now or heretofore, owned, used, leased or operated by the Company or any of the Company Subsidiaries or their respective predecessors.

“Company Registered IP” means all Intellectual Property owned by the Company or any Company Subsidiary that is registered, filed, or issued under the authority of any Governmental Authority, including all Patents, registered Copyrights, registered Trademarks, domain names and URLs, and all applications for any of the foregoing.

“Company Shares” means the shares of Common Stock issued and outstanding as of the Effective Time of the Reincorporation Merger.

“Company Stock Plans” mean collectively the Company’s 1995 Equity Incentive Plan, 1995 Directors Stock Option Plan, 1997 Equity Incentive Plan, 2002 Non-executive Stock Option Plan, and Platform Technologies, Inc. 1995 Stock Option Plan.

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of noncompliance or violation, investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law, including, without limitation, (A) any and all Environmental Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (B) any and all Environmental Claims by any Third Party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury to the environment or as a result of exposure to Hazardous Materials.

“Environmental Law” means any federal, state, foreign or local statute, law, rule, regulation, ordinance, code or rule of common law and any judicial or administrative interpretation thereof binding on the Company or its operations or property as of the date hereof and Closing Date, including any judicial or administrative order, consent decree or judgment, relating to the environment, Hazardous Materials, worker safety or exposure of any Person to Hazardous Materials including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. sec. 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. sec. 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. sec. 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. sec. 2601 et seq.; the Clean Air Act, 42 U.S.C. sec. 7401 et seq.; Oil Pollution Act of 1990, 33 U.S.C. sec. 2701 et seq.; the Safe Drinking Water Act, 42 U.S.C. sec. 300f et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. sec. 1801 et seq.; the Occupational Safety and Health Act of 1970, 29 U.S.C. sec. 651 et seq., and all similar or analogous foreign, state, regional or local statutes, secondary and subordinate legislation, and directives, and the rules and regulations promulgated thereunder.

“Equity Interests” means, with respect to any Person, options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any shareholder rights plan, relating to the issued or unissued capital stock of the Person or any of its Subsidiaries, as applicable, obligating the Person or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Person or any of its Subsidiaries, as applicable, or securities convertible into or exchangeable for such shares or equity interests, or obligating the Person or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

“ESS Delaware Common Stock” means the common stock of ESS Delaware, par value $0.0001 per share.

“ESS Delaware Shares” means the shares of ESS Delaware Common Stock issued and outstanding as of the Effective Time of the Merger, including the Exception Shares.

“Exception Shares” means all shares of Common Stock to be cancelled in accordance with Section 4.1(c) and all Dissenting Shares.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Person and any court or other tribunal).

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

‘‘Hazardous Materials” means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; and (B) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import, under any applicable Environmental Law.

“Intellectual Property” shall mean any or all of the following: (i) inventions (whether patentable or not), invention disclosures, industrial designs, improvements, trade secrets, proprietary information, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (ii) business, technical and know-how information, non-public information, and confidential information, including databases and data collections; (iii) works of authorship (including computer programs, source code, object code, whether embodied in software, firmware or otherwise), architecture, documentation, files, records, schematics, verilog files, netlists, emulation and simulation reports, test vectors and hardware development tools;

(iv) URLs and domain names; and (v) any similar or equivalent property of any of the foregoing (as applicable).

“Intellectual Property Rights” shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world including moral and economic rights of authors and inventors, however denominated (“Copyrights”); (iii) industrial designs and any registrations and applications therefor; (iv) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor (“Trademarks”); (v) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law) (“Trade Secrets”); and (vi) any similar or equivalent rights to any of the foregoing (as applicable).

“knowledge” will be deemed to be the actual knowledge of any executive officer or director of Parent, Merger Sub or the Company, as the case may be.

“Licensed Company IP” means all Intellectual Property and Intellectual Property Rights that are licensed to the Company or any of its Subsidiaries by third parties and material to the conduct of the business of the Company.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“NASDAQ” means the NASDAQ Global Market.

“Owned Company IP” means shall mean all Intellectual Property and Intellectual Property Rights that are owned by the Company or any of its Subsidiaries and material to the conduct of the business of the Company.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity or organization.

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying or seeping into or upon any land or water or air, or otherwise entering into the environment.

“Representative” means, with respect to any Person, any of such Person’s directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives.

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereby.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereby.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” shall mean a bona fide Takeover Proposal (for this purpose, substituting “50 percent (50%)” for each reference to “20 percent (20%)” in the definition of Takeover Proposal) which the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and financial advisors) (a) is reasonably likely to be consummated and (b) if consummated, would result in a transaction more favorable to the holders of Common Stock than the transactions contemplated by this Agreement, in each case with respect to clauses (a) and (b), taking into account such factors as the Board of Directors of the Company deems appropriate, including the Third Party making such Takeover Proposal and the legal, financial, regulatory, fiduciary and other aspects of this Agreement and such Takeover Proposal, including any conditions relating to financing, regulatory approvals or other events or circumstances (and, for the avoidance of doubt, a Superior Proposal may be a transaction where the consideration per share to be received by the holders of Common Stock is comprised of cash and/or other property or securities).

“Takeover Proposal” shall mean any inquiry, proposal or offer from any Third Party relating to, in a single transaction or series of related transactions, (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving a direct or indirect acquisition of the Company (or any Company Subsidiary whose business constitutes 20 percent (20%) or more of the net revenues, net income or assets (based on fair market value) of the Company and the Company Subsidiaries, taken as a whole) or (b) the acquisition (including by way of tender or exchange offer) in any manner, directly or indirectly, of over 20 percent (20%) of (i) the Common Stock or (ii) the consolidated total assets (based on fair market value) of the Company and the Company Subsidiaries, in each case other than the Reincorporation Merger or the Merger.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Claim” means any audit, investigation, litigation or other proceeding conducted by or with any Governmental Authority with respect to Taxes.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes.

“Third Party” shall mean any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) other than the Company, the Company Subsidiaries, the Parent and its affiliates.

Section 12.5  Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section

401(k) Plan	8.10
Agreement	Introduction
Balance Sheet Date	5.8(a)
Benefit Plans	5.11(a)
CCC	Recitals
Certificate	4.2(b)
Closing	3.3
Closing Date	3.3
Code	4.2(e)
Company	Introduction
Company Agreement	5.5
Company Adverse Recommendation Change	7.3(b)
Company Collective Bargaining Agreement	5.16(b)
Company Disclosure Schedule	Article V
Company Financial Advisors	5.21
Company IP Agreements	5.15(b)
Company Material Contract	5.13(a)
Company Options	2.2
Company Permits	5.17(b)
Company Recommendation	5.3

Term	Section

Company Representative	7.3(a)
Company SEC Documents	5.6(a)
Company Shareholder Approval	5.3
Company Shareholders’ Meeting	7.2(e)
Company Source Code	5.15(k)
Company Subsidiary	5.1(a)
Company Termination Fee	11.4(a)
Confidentiality Agreement	7.3(a)
Covered Persons	8.5(a)
Delaware Merger Sub	Introduction
DGCL	Recitals
D&O Insurance	8.5(d)
Designated Date	8.11
Dissenting Shares	4.3(a)
Dissenting Stockholder	4.3(a)
Effective Time of the Merger	3.4
Effective Time of the Reincorporation Merger	1.4
ESPP	2.3
ESS Delaware	Recitals
ESS Delaware Options	2.2
ESS Delaware Recommendation	5.3(c)
ESS Delaware Stockholder Approval	5.3
Financial Statements	5.6(b)
GAAP	5.6(b)
Grant Date	5.2(c)
Guarantee	6.7)
Guarantor	6.7
Indemnification Agreements	8.5(a)
Merger	Recitals
Merger Consideration	4.1(a)
Merger Sub	Introduction
Option Consideration	4.4(a)
Outside Date	11.1(b)(ii)
Parent	Introduction
Parent Material Adverse Effect	6.1
Paying Agent	6.2(a)
Permitted Liens	5.14(e)
Preferred Stock	5.2(a)
Proxy Statement	7.2(a)
Purchase Right	2.3
Registration Statement	7.2(a)
Reincorporation Closing	1.3
Reincorporation Closing Date	1.3
Reincorporation Merger	Recitals

Term	Section

SEC	Article V
Solvent	6.7
Surviving Corporation	3.1
Third Party Representative	7.3(a)
Voting Debt	5.2(a)

Section 12.6  Interpretation.  When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. All references to this Agreement shall be deemed to include references to the “agreement of merger” contained herein (as such term is used in the CCC). The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

Section 12.7  Counterparts.  This Agreement may be executed manually or by facsimile by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

Section 12.8  Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the Company Disclosure Schedule) and the Confidentiality Agreement:

(a) constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be amended so that until the termination of this Agreement in accordance with Section 11.1 hereof, Parent and Merger Sub shall be permitted to take the action contemplated by this Agreement, including the making of any proposals as contemplated by Section 7.3) and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof, and

(b) except as provided in Section 8.5, are not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 12.9  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Reincorporation Merger and the Merger is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Reincorporation Merger and the Merger are fulfilled to the extent possible.

Section 12.10  Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other state, except to the extent that mandatory principles of law require the application of the laws of the State of California.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware, or, if no such state court has proper jurisdiction, any Federal court of the United States of America sitting in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, if no such state court has proper jurisdiction, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State court or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State court or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 12.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law. Each party hereto agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated by this Agreement in any jurisdiction or courts other than as provided herein.

Section 12.11  Assignment.

(a) This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to (i) Parent, (ii) to Parent and one or more direct or indirect wholly owned Subsidiaries of Parent or (iii) to one or more direct or indirect wholly owned Subsidiaries of Parent. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Notwithstanding anything to the contrary contained herein, Parent, Merger Sub and their affiliates shall have the right to collaterally assign in whole or in part this Agreement and any ancillary agreements or documents related to the transactions contemplated by this Agreement and any of their respective rights thereunder as security to one or more lenders or purchasers of debt securities who, in each case, are being granted a collateral interest in this Agreement or any ancillary agreements or documents related to the transactions contemplated by this Agreement.

(b) Notwithstanding the foregoing, at the Effective Time of the Reincorporation Merger, ESS Delaware shall, by operation of law, succeed to all of the rights and obligations of each of the Company and Delaware Merger Sub hereunder, without any further action by any party to this Agreement and for all purposes hereunder shall be a party hereto.

Section 12.12  Enforcement; Remedies.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties hereto shall be entitled seek an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and Delaware Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

SEMICONDUCTOR HOLDING CORPORATION

By	/s/ John C. Michaelson
Name:     John C. Michaelson

Title:	President

ECHO MERGERCO, INC.

By	/s/ John C. Michaelson
Name:     John C. Michaelson

Title:	President

ESS TECHNOLOGY, INC.

By	/s/ Robert L. Blair
Name:     Robert L. Blair

Title:	President and Chief Executive Officer

ECHO TECHNOLOGY (DELAWARE), INC.

By	/s/ Robert L. Blair
Name:     Robert L. Blair

Title:	President and Chief Executive Officer

Annex B

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this Section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this Section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this Section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this Section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this Section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this Section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this Section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this Section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this Section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this Section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this Section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex C-1

Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406 (212-371-8300)

February 19, 2008

Strategic Transaction Committee of the Board of Directors
ESS Technology, Inc.
48401 Fremont Boulevard
Fremont, CA 94538

Strategic Transaction Committee of the Board of Directors
Echo Technology (Delaware), Inc.
48401 Fremont Boulevard
Fremont, CA 94538

Gentlemen:

We understand that Semiconductor Holding Corporation (“Parent”), Echo Mergerco, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), ESS Technology, Inc. (the “Company”) and Echo Technology (Delaware), Inc., a wholly-owned subsidiary of the Company (“Delaware Merger Sub”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) whereby, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) the Company will be merged with and into Delaware Merger Sub (the “Reincorporation Merger”), with Delaware Merger Sub continuing as the surviving corporation (unless the context otherwise requires, both the predecessor and such surviving corporation are herein referred to as, “ESS Delaware”), and (ii) Merger Sub will be merged with and into ESS Delaware, and ESS Delaware will become a wholly-owned subsidiary of Parent (the “Merger”). The terms and conditions of the Merger will be set forth more fully in the Merger Agreement.

Pursuant to the proposed Merger Agreement, we understand that, at the Effective Time of the Reincorporation Merger (as defined in the Merger Agreement), each issued and outstanding share of common stock of the Company, no par value (“Common Stock”), shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of ESS Delaware (“ESS Delaware Common Stock”).

In addition, pursuant to the proposed Merger Agreement, we understand that, following the Reincorporation Merger, at the Effective Time of the Merger (as defined in the Merger Agreement), each issued and outstanding share of ESS Delaware Common Stock, other than shares of ESS Delaware Common Stock owned by Parent, Merger Sub or any of their wholly owned subsidiaries or held by ESS Delaware or any Subsidiary (as defined in the Merger Agreement) of ESS Delaware (or held in the treasury of ESS Delaware), and any Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive $1.64 per share in cash (the “Merger Consideration”).

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of ESS Delaware Common Stock following the Reincorporation Merger of the Merger Consideration to be received by such holders pursuant to the Merger Agreement.

Boston Office: One Post Office Square, Suite 1900, Boston, MA 02109 (617) 457-0900
California Offices: 3000 Sand Hill Road, Building 2 • Suite 190, Menlo Park, CA 94025 (650) 854-9111
One Ferry Building, Suite 240, San Francisco, CA 94111 (415) 262-4860

C-1-1

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated February 18, 2008; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of Common Stock of the Company; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company; (vii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (viii) performed and considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that the Merger will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated February 18, 2008, without waiver, modification or amendment of any material term, condition or agreement thereof. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. We express no opinion with respect to any of such forecasts or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company or Parent nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of ESS Delaware Common Stock following the Reincorporation Merger of the Merger Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of ESS Delaware, or as to the Company’s underlying business decision to engage in the Merger or the relative merits of the Merger as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Merger Consideration to be received by the holders of ESS Delaware Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the proposed Reincorporation Merger or the proposed Merger.

Needham & Company, LLC, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have been engaged by the Strategic Transaction Committee of the Board of Directors of the Company as financial advisor in connection with the Reincorporation Merger and the Merger and to render this opinion and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent on the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for our out-of-pocket expenses. We have in the past provided investment banking and financial advisory services to the Company and have received customary fees for those services. We may in the future provide investment banking and financial advisory services to the Company, Parent or Imperium unrelated to the proposed Merger, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity

C-1-2

securities of the Company for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Strategic Transaction Committee of the Board of Directors of the Company and the Strategic Transaction Committee of the Board of Directors of Delaware Merger Sub, may be provided to the entire Board of Directors of the Company and the entire Board of Directors of Delaware Merger Sub, and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement and any proxy statement/prospectus contained therein, in each case used in connection with the Merger, provided that this letter is quoted in full in such registration statement or proxy statement/prospectus and any description of or reference to Needham & Company, LLC or summary of this opinion in such statement will be in a form reasonably acceptable to Needham & Company, LLC. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of ESS Delaware Common Stock following the Reincorporation Merger pursuant to the Merger Agreement is fair to such holders from a financial point of view.

Very truly yours,

NEEDHAM & COMPANY, LLC

C-1-3

Annex C-2

FORM OF OPINION LETTER

          , 2008
Strategic Transaction Committee of the Board of Directors
ESS Technology, Inc.
48401 Fremont Boulevard,
Fremont, California 94538

Strategic Transaction Committee of the Board of Directors
Echo Technology (Delaware), Inc.
48401 Fremont Boulevard,
Fremont, California 94538

Attention: Alfred Stein, Chairman

Dear Sirs:

We understand that ESS Technology, Inc. (“ESS”) is considering a transaction pursuant to which (i) ESS will be merged into Echo Technology (Delaware), Inc. (“Echo”) and (ii) shareholders of Echo would be entitled to receive $1.64 per share in cash pursuant to a subsequent merger (collectively, the “Transaction”).

ESS, Echo (now a wholly-owned subsidiary of ESS), Semiconductor Holding Corporation (“Acquiror”), and Echo Mergerco, Inc. (“Merger Sub,” a wholly-owned subsidiary of Acquiror) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) whereby, upon the terms and conditions therein, (i) ESS (a California corporation) will be merged into Echo (a Delaware corporation) on a share-for-share basis, which will survive the merger and change its name to ESS Technology Inc. (“ESS Delaware,” a Delaware corporation) at the time of the merger, and (ii) Merger Sub will then be merged into ESS Delaware. Shareholders of ESS Delaware (formerly shareholders of ESS) will be entitled to receive $1.64 per share in cash and ESS Delaware will become a wholly-owned subsidiary of Acquiror.

You have provided us with the Merger Agreement dated February 21, 2008 (the “Merger Agreement”) and with the proxy statement in substantially the form to be sent to the shareholders of ESS (the “Proxy Statement”).

You have asked us to render our opinion as to whether the Transaction, taken as a whole, is fair, from a financial point of view, to the public stockholders of ESS and Echo.

In the course of our analyses for rendering this opinion, we have:

1.	reviewed the Proxy Statement and the Merger Agreement;

2.	reviewed ESS’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 2005 through 2007;

3.	reviewed certain operating and financial information, including projections, provided to us by management relating to ESS’s business and prospects;

4.	met with certain members of ESS’s senior management to discuss its operations, historical financial statements and future prospects;

5.	discussed information concerning ESS with outside advisors to ESS;

6.	reviewed the historical market prices and trading volume of the common shares of ESS; and

7.	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by ESS and we have not independently verified any of the information provided to us by ESS. With respect to ESS’s projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the management of ESS. We have not assumed any responsibility for the information or projections provided to us and we have further relied upon the assurances of the management of ESS that it is unaware of any facts that would make the

C-2-1

information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of ESS. This opinion has been approved by our Fairness Committee. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We express no opinion as to the fairness of the amount of compensation received by any officers, directors or employees of ESS relative to the consideration to be received by the public stockholders.

Based on the foregoing, it is our opinion that the Transaction, taken as a whole, is fair, from a financial point of view, to the public stockholders of ESS and Echo.

We have not acted as financial advisor to ESS in connection with the Transaction and have not previously been engaged by ESS. In addition, we have not had and do not contemplate entering into any material relationship with any party to the Transaction, although we may in the future provide services to parties to the Transaction that are unrelated to the Transaction and may receive compensation therefore. No portion of our fee is contingent on completion of the Transaction.

Very truly yours,

SUTTER SECURITIES INCORPORATED

By:
Senior Managing Director

C-2-2

Annex D

CERTIFICATE OF INCORPORATION

OF

ECHO TECHNOLOGY (DELAWARE), INC.

ARTICLE I

The name of the corporation is Echo Technology (Delaware), Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, zip code 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The number of shares of Common Stock that the Corporation is authorized to issue is 100,000,000 shares, with a par value of $0.0001 per share. The number of shares of Preferred Stock that the Corporation is authorized to issue is 10,000,000 shares, with a par value of $0.0001 per share.

The Preferred Stock may be divided into such number of series as the board of directors may determine from time to time. The board of directors of the corporation is authorized, from time to time, to determine or alter the rights, preferences, privileges and restrictions granted to, or imposed upon, any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The board of directors, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series prior to or subsequent to the issuance of shares of that series.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

D-1

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation’s Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

The Corporation shall not have cumulative voting. This provision shall become effective only when this corporation becomes listed on a national securities exchange.

ARTICLE IX

The name and mailing address of the incorporator are as follows:

Lowell Ness
Orrick, Herrington & Sutcliffe LLP
1040 Marsh Road
Menlo Park, CA 94025

/s/  Lowell Ness
Lowell Ness, Incorporator

Executed on February 19, 2008

D-2

Annex E

BYLAWS
OF
ECHO TECHNOLOGY (DELAWARE), INC.

E-i

E-ii

BYLAWS

OF

ECHO TECHNOLOGY (DELAWARE), INC.

ARTICLE I

CORPORATE OFFICES

1.1  Registered Office.

The registered office of the corporation (the “Corporation”) shall be in the City of Wilmington, County of New Castle, State of Delaware. The name of the registered agent of the Corporation at such location is Corporation Service Company.

1.2  Other Offices.

The Board of Directors may at any time establish other offices at any place or places where the Corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1  Place Of Meetings.

Meetings (whether regular, special or adjourned) of the stockholders of the Corporation shall be held at the principal executive office for the transaction of business of the Corporation, or at any place within or outside the State of Delaware which may be designated by written consent of all the stockholders entitled to vote thereat, or which may be designated by resolution of the Board of Directors. Any meeting shall be valid wherever held if held by the written consent of all the stockholders entitled to vote thereat, given either before or after the meeting and filed with the Secretary of the Corporation.

2.2  Annual Meeting.

The annual meetings of the stockholders shall be held at the place provided pursuant to Section 2.1 hereof and at such time in a particular year as may be designated by written consent of all the stockholders entitled to vote thereat or which may be designated by resolution of the Board of Directors of the Corporation. Said annual meetings shall be held for the purpose of the election of directors, for the making of reports of the affairs of the Corporation and for the transaction of such other business as may properly come before the meeting

2.3  Special Meeting.

A special meeting of the stockholders may be called at any time by the Board of Directors, the Chairman of the Board, the President or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the President or the Chairman of the Board, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board, the President, any Vice President, or the Secretary of the Corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4  Notice Of Stockholders’ Meetings.

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5  Manner Of Giving Notice; Affidavit Of Notice.

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6  Quorum.

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy or other authorization, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairman of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy or other authorization, shall have power to adjourn the meeting to another place (if any), date or time.

2.7  Adjourned Meeting; Notice.

When a meeting is adjourned to another place (if any), date or time, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications, if any, by which stockholders and holders of proxies or other authorizations may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and holders of proxies or other authorizations may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8  Organization; Conduct of Business.

(a) Such person as the Board of Directors may have designated or, in the absence of such a person, the President of the Corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy or other authorization, shall call to order any meeting of the stockholders and act as Chairman of the meeting. In the absence of the Secretary of the Corporation, the Secretary of the meeting shall be such person as the Chairman of the meeting appoints.

(b) The Chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9  Voting.

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these Bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10  Waiver Of Notice.

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these Bylaws.

2.11  Stockholder Action By Written Consent Without A Meeting.

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (i) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (ii) delivered to the Corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the Corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or holder of a proxy or other authorization, or by a person or persons authorized to act for a stockholder or holder of a proxy or other authorization, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Delaware if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.

2.12  Record Date For Stockholder Notice; Voting; Giving Consents.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the Corporation.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for thirty (30) days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.13  Proxies.

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the Secretary of the Corporation, but no such proxy or other authorization shall be voted or acted upon after three years from its date, unless the proxy or other authorization provides for a longer period. A proxy or other authorization shall be deemed signed if the stockholder’s name is placed on the proxy or other authorization (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder’s attorney-in-fact. The revocability of a proxy or other authorization that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the General Corporation Law of Delaware.

ARTICLE III

DIRECTORS

3.1  Powers.

Subject to the provisions of the General Corporation Law of Delaware and any limitations in the certificate of incorporation or these Bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2  Number Of Directors.

Upon the adoption of these bylaws, the number of directors constituting the entire Board of Directors shall be three (3), provided that at the effective time of a merger of Echo Mergerco, Inc. with and into the Corporation, the number of authorized directors shall be five (5).Thereafter, the authorized number of directors may be varied from time to time by resolution of the Board of Directors, provided that the minimum authorized number shall be not less than five (5) and the maximum authorized number shall not be more than nine (9). Until changed by an amendment of this Section by the stockholders, the authorized number of directors of the Corporation may be varied by the Board of Directors, as opposed to being fixed, within the range of the minimum and the maximum authorized numbers of directors provided above. Any amendment to these Bylaws reducing such minimum number of authorized directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of action by written consent, are equal to more than 16 2/3% of the outstanding shares entitled to vote.

3.3  Election, Qualification And Term Of Office Of Directors.

Except as provided in Section 3.4 of these Bylaws, and unless otherwise provided in the certificate of incorporation, the directors shall be elected annually by the stockholders at the annual meeting of the stockholders.

The term of office of the directors shall begin immediately after their election and shall continue until the next annual meeting of the stockholders and until their respective successors are elected. A reduction of the authorized number of directors shall not shorten the term of any incumbent director or remove any incumbent director prior to the expiration of such director’s term of office. Directors need not be stockholders unless so required by the certificate of incorporation or these Bylaws, wherein other qualifications for directors may be prescribed.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4  Resignation And Vacancies.

A vacancy or vacancies on the Board of Directors shall exist:

(a) in the case of the death of any director; or

(b) in the case of the resignation or removal of any director; or

(c) if the authorized number of directors is increased; or

(d) if the stockholders fail, at any annual meeting of stockholders at which any director is elected, to elect the full authorized number of directors at that meeting.

The Board of Directors may declare vacant the office of a director if he or she is declared of unsound mind by an order of court or convicted of a felony or if, within 60 days after notice of his or her election, he or she does not accept the office. Any vacancy, except for a vacancy created by removal of a director as provided in Section 3.5 hereof, may be filled by a person selected by a majority of the remaining directors then in office, whether or not less than a quorum, or by a sole remaining director. Vacancies occurring in the Board of Directors by reason of removal of directors shall be filled only by approval of stockholders. The stockholders may elect a director at any time to fill any vacancy not filled by the directors. Any such election by the written consent of stockholders, other than to fill a vacancy created by removal, requires the consent of stockholders holding a majority of the outstanding shares entitled to vote.

Any director may resign effective upon giving written notice to the Chairman of the Board, if any, the President, the Secretary or the Board of Directors, unless the notice specifies a later time for the effectiveness of such resignation. After the notice is given and if the resignation is effective at a future time, a successor may be elected or appointed to take office when the resignation becomes effective.

If at any time, by reason of death or resignation or other cause, the Corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these Bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

3.5  Removal Of Directors.

Unless otherwise restricted by statute, by the certificate of incorporation or by these Bylaws, the entire Board of Directors or any individual director may be removed from office without cause by an affirmative vote of stockholders holding a majority of the outstanding shares entitled to vote; provided, however, that if the stockholders of the Corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. If the entire Board of Directors is not removed, however, then no individual director shall be removed if the votes cast against removal of that director, plus the votes not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively in an election at which the following were true:

(a) the same total number of votes were cast, or, if such action is taken by written consent, all shares entitled to vote were voted; and

(b) the entire number of directors authorized at the time of the director’s most recent election were then being elected.

If any or all directors are so removed, new directors may be elected at the same meeting or at a subsequent meeting. If at any time a class or series of shares is entitled to elect one or more directors under authority granted by the certificate of incorporation, the provisions of this Section 3.5 shall apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

3.6  Fees And Compensation Of Directors.

Unless otherwise restricted by the certificate of incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

3.7  Chairman Of The Board Of Directors.

The Corporation may also have, at the discretion of the Board of Directors, a chairman of the Board of Directors.

3.8  Powers and Duties.

Without limiting the generality or extent of the general corporate powers to be exercised by the Board of Directors pursuant to Section 3.1 of these Bylaws, it is hereby provided that the Board of Directors shall have full power with respect to the following matters:

(a) To purchase, lease and acquire any and all kinds of property, real, personal or mixed, and at its discretion to pay therefor in money, in property and/or in stocks, bonds, debentures or other securities of the Corporation.

(b) To enter into any and all contracts and agreements which in its judgment may be beneficial to the interests and purposes of the Corporation.

(c) To fix and determine and to vary from time to time the amount or amounts to be set aside or retained as reserve funds or as working capital of the Corporation or for maintenance, repairs, replacements or enlargements of its properties.

(d) To declare and pay dividends in cash, shares and/or property out of any funds of the Corporation at the time legally available for the declaration and payment of dividends on its shares.

(e) To adopt such rules and regulations for the conduct of its meetings and the management of the affairs of the Corporation as it may deem proper.

(f) To prescribe the manner in which and the person or persons by whom any or all of the checks, drafts, notes, bills of exchange, contracts and other corporate instruments shall be executed.

(g) To accept resignations of directors; to declare vacant the office of a director as provided in Section 3.4 hereof; and, in case of vacancy in the office of directors, to fill the same to the extent provided in Section 3.4 hereof.

(h) To create offices in addition to those for which provision is made by law or these Bylaws; to elect and remove at pleasure all officers of the Corporation, fix their terms of office, prescribe their titles, powers and duties, limit their authority and fix their salaries in any way it may deem advisable that is not contrary to law or these Bylaws.

(i) To designate one or more persons to perform the duties and exercise the powers of any officer of the Corporation during the temporary absence or disability of such officer.

(j) To appoint or employ and to remove at pleasure such agents and employees as it may see fit, to prescribe their titles, powers and duties, limit their authority and fix their salaries in any way it may deem advisable that is not contrary to law or these Bylaws.

(k) To fix a time in the future, which shall not be more than 60 days nor less than 10 days prior to the date of the meeting nor more than 60 days prior to any other action for which it is fixed, as a record date for the determination of the stockholders entitled to notice of and to vote at any meeting, or entitled to receive any payment of any dividend or other distribution, or allotment of any rights, or entitled to exercise any rights in respect of any other lawful action; and in such case only stockholders of record on the date so fixed shall be entitled to notice of and to vote at the meeting or to receive the dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the Corporation against transfers of shares during the whole or any part of such period.

(l) To fix and locate from time to time the principal office for the transaction of the business of the Corporation and one or more branch or other subordinate offices of the Corporation within or without the State of Delaware; to designate any place within or without the State of Delaware for the holding of any meeting or meetings of the stockholders or the Board of Directors, as provided in Sections 2.1 and 4.1 hereof; to adopt, make and use a corporate seal, and to prescribe the forms of certificates for shares and to alter the form of such seal and of such certificates from time to time as in its judgment it may deem best, provided such seal and such certificates shall at all times comply with the provisions of law now or hereafter in effect.

(m) To authorize the issuance of shares of stock of the Corporation in accordance with the laws of the State of Delaware and the certificate of incorporation.

(n) Subject to the limitation provided in Section 10.2 hereof, to adopt, amend or repeal from time to time and at any time these Bylaws and any and all amendments thereof.

(o) To borrow money, make guarantees of indebtedness or other obligations of third parties and incur indebtedness on behalf of the Corporation, including the power and authority to borrow money from any of the stockholders, directors or officers of the Corporation; and to cause to be executed and delivered therefor in the corporate name promissory notes, bonds, debentures, deeds of trust, mortgages, pledges (or other transfers of property as security or collateral for a debt), or other evidences of debt and securities therefor; and the note or other obligation given for any indebtedness of the Corporation, signed officially by any officer or officers thereunto duly authorized by the Board of Directors, shall be binding on the Corporation.

(p) To approve a loan of money or property to any officer or director of the Corporation or any parent or subsidiary company, guarantee the obligation of any such officer or director, or approve an employee benefit plan authorizing such a loan or guaranty to any such officer or director; provided that, on the date of approval of such loan or guaranty, the Corporation has outstanding shares held of record by 100 or more persons. Such approval shall require a determination by the Board of Directors that the loan or guaranty may reasonably be expected to benefit the Corporation and must be by vote sufficient without counting the vote of any interested director.

Generally to do and perform every act and thing whatsoever that may pertain to the office of a director or to a board of directors

ARTICLE IV

MEETINGS OF DIRECTORS

4.1  Place Of Meetings; Meetings By Telephone.

Meetings (whether regular, special or adjourned) of the Board of Directors of the Corporation shall be held at the principal executive office of the Corporation or at any other place within or outside the State of Delaware which may be designated from time to time by resolution of the Board of Directors or which is designated in the notice of the meeting

Unless otherwise restricted by the certificate of incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

4.2  Regular Meetings.

Regular meetings of the Board of Directors shall be held at such times as may be designated from time to time by resolution of the Board of Directors. Notice of the time and place of all regular meetings shall be given in the same manner as for special meetings, except that no such notice need be given if the time and place of such meetings are fixed by the Board of Directors.

4.3  Special Meetings; Notice.

Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, if any, or the President, or any Vice President, or the Secretary or by any two or more directors.

Special meetings of the Board of Directors shall be held upon no less than 4 days’ notice by mail or 48 hours’ notice delivered personally or by telephone or telegraph to each director. Notice need not be given to any director who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the home or office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. A notice or waiver of notice need not specify the purpose of any meeting of the Board of Directors. If the address of a director is not shown on the records of the Corporation and is not readily ascertainable, notice shall be addressed to him or her at the city or place in which meetings of the directors are regularly held. If a meeting is adjourned for more than 24 hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to all directors not present at the time of adjournment.

4.4  Quorum.

A majority of the authorized number of directors constitutes a quorum of the Board of Directors for the transaction of business. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the Board of Directors subject to provisions of law relating to interested directors and indemnification of agents of the Corporation. A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

4.5  Waiver Of Notice.

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these Bylaws.

The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice if a quorum is present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

4.6  Board Action By Written Consent Without A Meeting.

Unless otherwise restricted by the certificate of incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE V

COMMITTEES

5.1  Committees Of Directors.

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the Corporation.

5.2  Committee Minutes.

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

5.3  Meetings And Action Of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 4.1 (place of meetings and meetings by telephone), Section 4.2 (regular meetings), Section 4.3 (special meetings and notice), Section 4.4 (quorum), Section 4.5 (waiver of notice), and Section 4.6 (action without a meeting) of these Bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

ARTICLE VI

OFFICERS

6.1  Officers.

The officers of the Corporation shall consist of a President and/or a Chief Executive Officer, a Secretary, a Chief Financial Officer and such other officers, including, but not limited to, a Chairman of the Board of Directors, one or more Vice Presidents, a Treasurer, and Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers, as the Board of Directors shall deem expedient, who shall be chosen in such manner and hold their offices for such terms as the Board of Directors may prescribe. Any number of offices may be held by the same person. Any Vice President, Assistant Treasurer or Assistant Secretary, respectively, may exercise any of the powers of the President, the Chief Financial Officer or the Secretary, respectively, as directed by the Board of Directors, and shall perform such other duties as are imposed upon him or her by these Bylaws or the Board of Directors.

6.2  Appointment Of Officers.

The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Sections 6.3 or 6.5 of these Bylaws, shall be appointed by the Board of Directors, subject to the rights, if any, of an officer under any contract of employment.

6.3  Subordinate Officers.

The Board of Directors may appoint, or empower the Chief Executive Officer or the President to appoint, such other officers and agents as the business of the Corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

6.4  Term of Office and Compensation.

The term of office and salary of each of said officers and the manner and time of the payment of such salaries shall be fixed and determined by the Board of Directors and may be altered by said Board of Directors from time to time at its pleasure, subject to the rights, if any, of any officer under any contract of employment.

6.5  Removal And Resignation Of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

6.6  Vacancies In Offices.

Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors.

6.7  Chief Executive Officer.

Subject to the control of the Board of Directors and such supervisory powers, if any, as may be given by the Board of Directors, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) To act as the general manager and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation.

(b) To preside at all meetings of the stockholders and, in the absence of the Chairman of the Board of Directors or if there be no Chairman, at all meetings of the Board of Directors.

(c) To call meetings of the stockholders and meetings of the Board of Directors to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper.

(d) To affix the signature of the Corporation to all deeds, conveyances, mortgages, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; to sign certificates for shares of stock of the Corporation; and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors shall designate the Chairman of the Board or another officer to be the Chief Executive Officer. If there is no President, then the Chairman of the Board shall be the Chief Executive Officer.

6.8  Chairman of the Board.

The Chairman of the Board of Directors, if there be one, shall have the power to preside at all meetings of the Board of Directors and shall have such other powers and shall be subject to such other duties as the Board of Directors may from time to time prescribe.

6.9  President.

Subject to the supervisory powers of the Chief Executive Officer, if not the President, and to such supervisory powers as may be given by the Board of Directors to the Chairman of the Board, if one is elected, or to any other officer, the President shall have the general powers and duties of management usually vested in the office of president of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

6.10  President Pro Tem.

If neither the Chairman of the Board of Directors, the President, nor any Vice President is present at any meeting of the Board of Directors, a President pro tem may be chosen by the directors present at the meeting to preside and act at such meeting. If neither the President nor any Vice President is present at any meeting of the stockholders, a President pro tem may be chosen by the stockholders present at the meeting to preside at such meeting.

6.11  Vice Presidents.

The titles, powers and duties of the Vice President or Vice Presidents, if any, shall be as prescribed by the Board of Directors. In case of the resignation, disability or death of the President, the Vice President, or one of the Vice Presidents, shall exercise all powers and duties of the President. If there is more than one Vice President, the order in which the Vice Presidents shall succeed to the powers and duties of the President shall be as fixed by the Board of Directors.

6.12  Secretary.

The powers and duties of the Secretary are:

(a) To keep a book of minutes at the principal executive office of the corporation, or such other place as the Board of Directors may order, of all meetings of its directors and stockholders with the time and place of holding of such meeting, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors’ meetings, the number of shares present or represented at stockholders’ meetings and the proceedings thereof.

(b) To keep the seal of the Corporation and to affix the same to all instruments which may require it.

(c) To keep or cause to be kept at the principal executive office of the Corporation, or at the office of the transfer agent or agents, a record of the stockholders of the Corporation, giving the names and addresses of all stockholders and the number and class of shares held by each, the number and date of certificates issued for shares and the number and date of cancellation of every certificate surrendered for cancellation.

(d) To keep a supply of certificates for shares of the Corporation, to rill in all certificates issued, and to make a proper record of each such issuance; provided that, so long as the Corporation shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Corporation, such duties with respect to such shares shall be performed by such transfer agent or transfer agents.

(e) To transfer upon the share books of the Corporation any and all shares of the Corporation; provided that, so long as the Corporation shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Corporation, such duties with respect to such shares shall be performed by such transfer agent or transfer agents, and the method of transfer of each certificate shall be subject to the reasonable regulations of the transfer agent to whom the certificate is presented for transfer and, if the Corporation then has one or more duly appointed and acting registrars, subject to the reasonable regulations of the registrar to which a new certificate is presented for registration; and, provided further, that no certificate for shares of stock shall be issued or delivered or, if issued or delivered, shall have any validity whatsoever until and unless it has been signed or authenticated in the manner provided in Section 9.4 hereof.

(f) To make service and publication of all notices that may be necessary or proper in connection with meetings of the Board of Directors of the stockholders of the Corporation. In case of the absence, disability, refusal or neglect of the Secretary to make service or publication of any notices, then such notices may be served and/or published by the President or a Vice President, or by any person thereunto authorized by either of them, or by the Board of Directors, or by the holders of a majority of the outstanding shares of the Corporation.

Generally to do and perform all such duties as pertain to such office and as may be required by the Board of Directors.

6.13  Chief Financial Officer.

The powers and duties of the Chief Financial Officer are:

(a) To supervise and control the keeping and maintaining of adequate and correct accounts of the Corporation’s properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any director.

(b) To have the custody of all funds, securities, evidences of indebtedness and other valuable documents of the Corporation and, at his or her discretion, to cause any or all thereof to be deposited for the account of the Corporation with such depository as may be designated from time to time by the Board of Directors.

(c) To receive or cause to be received, and to give or cause to be given, receipts and acquaintances for monies paid in for the account of the Corporation.

(d) To disburse, or cause to be disbursed, all funds of the Corporation as may be directed by the President or the Board of Directors, taking proper vouchers for such disbursements.

(e) To render to the President or to the Board of Directors, whenever either may require, accounts of all transactions as Chief Financial Officer and of the financial condition of the Corporation.

Generally to do and perform all such duties as pertain to such office and as may be required by the Board of Directors.

6.14  Instruments in Writing.

All checks, drafts, demands for money, notes and written contracts of the Corporation shall be signed by such officer or officers, agent or agents, as the Board of Directors may from time to time designate. No officer, agent, or employee of the Corporation shall have the power to bind the Corporation by contract or otherwise unless authorized to do so by these Bylaws or by the Board of Directors.

6.15  Authority And Duties Of Officers.

In addition to the foregoing authority and duties, all officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VII

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

7.1  Indemnification Of Directors And Officers.

The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director or officer of a foreign or domestic corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation, against all expenses, including, without limitation, attorneys’ fees and any expenses of establishing a right to indemnification, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such Proceeding, and such indemnification shall continue as to a person who has ceased to be such a director or officer, and shall inure to the benefit of the heirs, executors and administrators of such person; provided, however, that the Corporation shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

7.2  Indemnification Of Others.

The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any Proceeding, arising by reason of the fact that such person is or was an agent of the Corporation. For purposes of this Section 7.2, an “employee” or “agent” of the Corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the Corporation, (b) who is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

7.3  Payment Of Expenses In Advance.

The corporation shall pay all expenses incurred by such a director or officer in defending any Proceeding as they are incurred in advance of its final disposition; provided, however, that the payment of such expenses incurred by a director or officer in advance of the final disposition of a Proceeding shall be made only upon receipt by the Corporation of an agreement by or on behalf of such director or officer to repay such amount if it shall be determined ultimately that such person is not entitled to be indemnified under this Article VII or otherwise; and provided further that the Corporation shall not be required to advance any expenses to a person against whom the Corporation brings an action, alleging that such person committed an act or omission not in good faith or that involved intentional misconduct or a knowing violation of law, or that was contrary to the best interest of the Corporation, or derived an improper personal benefit from a transaction.

7.4  Indemnity Not Exclusive.

The rights conferred on any person in this Article VII shall not be deemed exclusive of any other rights that such person may have or hereafter acquire under any statute, by law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. Additionally, nothing in this Article VII shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses to pursuant to this Article VII.

7.5  Indemnification Contracts.

The Board of Directors is authorized to cause the Corporation to enter into a contract with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than (to the extent permitted by the certificate of incorporation and the General Corporation Law of Delaware) those provided for in this Article VII.

7.6  Insurance.

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

7.7  Conflicts.

No indemnification or advance shall be made under this Article VII, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of the certificate of incorporation, these Bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

7.8  Effect of Amendment.

Any amendment, repeal or modification of any provision of this Article VI shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VII and existing at the time of such amendment, repeal or modification.

ARTICLE VIII

RECORDS AND REPORTS

8.1  Maintenance And Inspection Of Records.

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation’s stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person’s interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder’s name, shall be open to the examination of any such stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

8.2  Inspection By Directors.

Any director shall have the right to examine the Corporation’s stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the Corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE IX

GENERAL MATTERS

9.1  Checks.

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the Corporation, and only the persons so authorized shall sign or endorse those instruments.

9.2  Execution Of Corporate Contracts And Instruments.

The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.3  Business Combinations with Interested Stockholders

The Corporation shall not be governed by Section 203 (or its successor) of the General Corporation Law of the State of Delaware.

9.4  Stock Held By the Corporation.

Shares in other companies standing in the name of the Corporation may be voted or represented and all rights incident thereto may be exercised on behalf of the Corporation by any officer of the Corporation authorized to do so by resolution of the Board of Directors.

9.5  Stock Certificates; Partly Paid Shares.

The shares of a corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

9.6  Special Designation On Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

9.7  Lost Certificates.

Except as provided in this Section 9.6, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or the owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

9.8  Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes both a corporation and a natural person.

9.9  Dividends.

The directors of the Corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the Corporation’s capital stock.

The directors of the Corporation may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

9.10  Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.11  Seal.

The corporation may adopt a corporate seal, which may be altered at pleasure, and may use the same by causing it or a facsimile thereof, to be impressed or affixed or in any other manner reproduced.

9.12  Transfer Of Stock.

Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

9.13  Stock Transfer Agreements.

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Delaware.

9.14  Registered Stockholders.

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

9.15  Facsimile Signature.

In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE X

AMENDMENTS

10.1  By Stockholders.

Bylaws may be adopted, amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. Bylaws specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa may be adopted only by the stockholders.

10.2  By the Board of Directors.

Subject to the right of stockholders to adopt, amend or repeal Bylaws, and other than a Bylaw or amendment thereof specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa, these Bylaws may be adopted, amended or repealed by the Board of Directors. A Bylaw adopted by the stockholders may restrict or eliminate the power of the Board of Directors to adopt, amend or repeal Bylaws.

10.3  Certification and Inspection of Bylaws.

The corporation shall keep at its principal executive office the original or a copy of these Bylaws as amended or otherwise altered to date, which shall be open to inspection by the stockholders at all reasonable times during office hours.

CERTIFICATE OF ADOPTION OF BYLAWS

OF

ECHO TECHNOLOGY (DELAWARE), INC.

ADOPTION BY INCORPORATOR

The undersigned person appointed in the certificate of incorporation to act as the Incorporator of Echo Technology (Delaware), Inc., a Delaware corporation, hereby adopts the foregoing bylaws as the Bylaws of the corporation.

/s/  Lowell Ness
Lowell Ness, Incorporator

Executed on February 19, 2008.

CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of Echo Technology (Delaware), Inc., a Delaware corporation, and that the foregoing Bylaws were adopted as the Bylaws of the corporation on February 19, 2008, by the person appointed in the certificate of incorporation to act as the Incorporator of the corporation.

/s/  Robert L. Blair
Robert L. Blair, Secretary

Executed on February 19, 2008.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Executive Officers

As permitted by Section 102 of the Delaware General Corporation Law, Echo has adopted provisions in its certificate of incorporation and bylaws that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to us or our stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. As permitted by Section 145 of the Delaware General Corporation Law, the certificates of incorporation and bylaws to be in effect upon the closing of this offering provide that: we may indemnify our directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; we may advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and the rights provided in the certificates of incorporation and bylaws are not exclusive.

In addition, we have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Item 21.	Exhibits and Financial Statement Schedules

Exhibits

Exhibit
Number	Description

2.1	Agreement and Plan of Merger (included as Annex A to the joint proxy statement/prospectus)
3.1	Articles of Incorporation of ESS Technology, Inc., as currently in effect (incorporated by reference to Exhibit 3.01 to the Registrant’s Form S-1 registration statement (file no. 33-95388) declared effective by the SEC on October 5, 1995)
3.2	Amended and Restated Bylaws of ESS Technology, Inc., as currently in effect (incorporated by reference to Exhibit 3.02 to the Registrant’s Annual Report on Form 10-K filed on March 16, 2007)
3.3	Certificate of Incorporation of Echo Technology (Delaware), Inc., to be effective following the reincorporation merger and prior to the cash-out merger (included as Annex D to the joint proxy statement/prospectus)
3.4	Bylaws of Echo Technology (Delaware), Inc., to be effective following the reincorporation merger and prior to the cash-out merger (included as Annex E to the joint proxy statement/prospectus)
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP
8.1	Form of opinion of Orrick, Herrington & Sutcliffe LLP regarding tax matters
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to ESS Technology Inc.’s Form 10-K filed with the SEC on March 31, 2008)

Exhibit
Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in the signature pages hereto)
99.1	Form of Proxy
99.2	Form of Advance Proxy
99.3	Consent of Needham & Company, LLC
99.4	Consent of Sutter Securities Incorporated

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1) that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(2) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request;

(5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(6) (A) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the

Commission pursuant to Rule 424(b) under the Act if, in the aggregate, the changes in amount and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; or

(B) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(C) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the day of April 14, 2008.

ESS TECHNOLOGY, INC.

By:	/s/ Robert L. Blair
Robert L. Blair
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Robert L. Blair and John A. Marsh, and each of them, as his, her or its attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert L. Blair Robert L. Blair	Chief Executive Officer and Director (Principal Executive Officer)	April 14, 2008

/s/ John A. Marsh John A. Marsh	Chief Financial Officer (Principal Accounting and Financial Officer)	April 14, 2008

/s/ Peter T. Mok Peter T. Mok	Director	April 14, 2008

/s/ Alfred J. Stein Alfred J. Stein	Director	April 14, 2008

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger (included as Annex A to the joint proxy statement/prospectus)
3.1	Articles of Incorporation of ESS Technology, Inc., as currently in effect (incorporated by reference to Exhibit 3.01 to the Registrant’s Form S-1 registration statement (file no. 33-95388) declared effective by the SEC on October 5, 1995)
3.2	Amended and Restated Bylaws of ESS Technology, Inc., as currently in effect (incorporated by reference to Exhibit 3.02 to the Registrant’s Annual Report on Form 10-K filed on March 16, 2007)
3.3	Certificate of Incorporation of Echo Technology (Delaware), Inc., to be effective following the reincorporation merger and prior to the cash-out merge (included as Annex D to the joint proxy statement/prospectus)
3.4	Bylaws of Echo Technology (Delaware), Inc., to be effective following the reincorporation merger and prior to the cash-out merger (included as Annex E to the joint proxy statement/prospectus)
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP
8.1	Form of opinion of Orrick, Herrington & Sutcliffe LLP regarding tax matters
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to ESS Technology Inc.’s Form 10-K filed with the SEC on March 31, 2008)
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in the signature pages hereto)
99.1	Form of Proxy
99.2	Form of Advance Proxy
99.3	Consent of Needham & Company, LLC
99.4	Consent of Sutter Securities Incorporated